As confidentially submitted to the Securities and Exchange Commission on March 12, 2018, as Amendment No.1 to the Confidential Submission.

This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HeadHunter Group PLC

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cyprus	7370	Not Applicable
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Dositheou, 42

Strovolos, 2028, Nicosia

Cyprus

+357-22-418200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

10 E. 40th Street, 10th floor

New York, NY 10016

+1-800-600-9540

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

J. David Stewart Latham & Watkins LLP Ul. Gasheka 6 Ducat III, Office 510 Moscow, 125047 Russia +7-495-785-1234	David C. Boles Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom +44-20-7710-1000	Darina Lozovsky White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +44-20-7532-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(4)
Ordinary shares, per share	$	$

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary share(s).
(2)	Includes the aggregate offering price of additional ordinary shares represented by American depositary shares that the underwriters have an option to purchase.
(3)	Estimated solely for purpose of calculating the amount of registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(4)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and the Selling Shareholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2018

PRELIMINARY PROSPECTUS

American Depositary Shares

HeadHunter Group PLC

American Depositary Shares Representing

             Ordinary Shares

$             per ADS

This is the initial public offering of American Depositary Shares, or ADSs, of HeadHunter Group PLC, a public limited company organized under the laws of Cyprus. Each ADS will represent              ordinary share(s). Our existing shareholders, Highworld Investments Limited, a subsidiary of Elbrus Capital Fund II, L.P. and Elbrus Capital Fund IIB, L.P. (together, “Elbrus Capital”), and ELQ Investors VIII Limited, a subsidiary of GS Group Inc. (together with Highworld Investments Limited, the “Selling Shareholders”), are offering              of our ADSs in this offering. We will not receive any proceeds from the sale of ADSs by the Selling Shareholders. We currently expect the initial public offering price to be between $             and $             per ADS.

The underwriters may also exercise their option to purchase up to              additional ADSs from the Selling Shareholders at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

We intend to apply to have our ADSs listed on The Nasdaq Global Select Market under the symbol “HHR.”

We are a “controlled company” under the corporate governance rules of The Nasdaq Global Select Market. See “Management—Controlled Company Exemption.”

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer.’”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 19.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to the Selling Shareholders (before expenses)	$	$

(1)	We refer you to “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2018 through the book-entry facilities of The Depository Trust Company.

Morgan Stanley	Goldman Sachs & Co. LLC	Credit Suisse	VTB Capital

BofA Merrill Lynch

                    , 2018

*	Data as of December 31, 2017
†	Data for the year ended December 31, 2017

For investors outside the United States: Neither we, the Selling Shareholders nor the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ADSs and the distribution of this prospectus outside the United States.

We are incorporated in Cyprus, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (“SEC”) we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are responsible for the information contained in this prospectus. Neither we nor the Selling Shareholders have authorized anyone to provide you with different information, and neither we nor the Selling Shareholders take responsibility for any other information others may give you. We, the Selling Shareholders, and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of this prospectus or of any sale of the ADSs.

i

ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, the terms “Zemenik Trading Limited,” “HeadHunter,” the “Company,” “Group,” “we,” “us,” “our,” “our company” and “our business” refer to HeadHunter Group PLC, together with its consolidated subsidiaries as a consolidated entity, during the Successor periods described below, and to Headhunter FSU Limited, together with its consolidated subsidiaries as a consolidated entity, during the Predecessor period described below.

All references in this prospectus to “rubles,” “RUB” or “~~P~~” refer to Russian rubles, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in rubles.

On February 24, 2016, Zemenik Trading Limited, which we converted into HeadHunter Group PLC, acquired all of the outstanding equity interests of Headhunter FSU Limited (the “Acquisition”) from Mail.Ru Group Limited (LSE: MAIL) (“Mail.Ru”), resulting in a change of control of HeadHunter FSU Limited. Because the Company succeeded to substantially all of the businesses of Headhunter FSU Limited and the Company had no material operations before the Acquisition, we consider Headhunter FSU Limited the predecessor entity of the Company. As a result, the financial information provided in this registration statement is financial information of Headhunter FSU Limited when labeled as “Predecessor” and financial information of HeadHunter Group PLC when labeled as “Successor” to indicate whether such information relates to the period preceding the Acquisition or the period succeeding the Acquisition, respectively. Due to the change in the basis of accounting resulting from the Acquisition, the consolidated financial statements for the Predecessor periods and the consolidated financial statements for the Successor periods included elsewhere in this prospectus are not necessarily comparable.

In this prospectus, we define (i) the Successor period year ended December 31, 2017 as the “Successor 2017 Period,” (ii) the Predecessor period from January 1 to February 23, 2016 as the “Predecessor 2016 Stub Period,” (iii) the Successor period from February 24 to December 31, 2016 as the “Successor 2016 Period” and (iv) the Predecessor year ended December 31, 2015 as the “Predecessor 2015 Period.”

In order to improve the comparability of the year ended December 31, 2016 to the Successor 2017 Period and the Predecessor 2015 Period, we have included supplemental unaudited pro forma consolidated financial information of the Group for the year ended December 31, 2016 as if the Acquisition had occurred on January 1, 2016. See “Unaudited Pro Forma Consolidated Financial Data.” The supplemental unaudited pro forma consolidated financial information of the Group for the year ended December 31, 2016 has been prepared solely for the purpose of this prospectus and is not prepared in the ordinary course of our financial reporting and has not been audited or reviewed by our Independent Registered Public Accounting Firm. The supplemental unaudited pro forma consolidated financial information of the Group for the year ended December 31, 2016 has been presented for illustrative purposes only and does not purport to represent what our financial results would have actually been had the Acquisition occurred on January 1, 2016, nor does it purport to project our financial results for any future period or our financial condition at any future date.

Use of Non-IFRS Financial Measures

Certain parts of this prospectus contain non-IFRS financial measures, including, among others, EBITDA, Adjusted EBITDA and Adjusted Net Income. We define:

•	EBITDA as net income or net loss plus: (1) income tax expense; (2) net interest income or expense; and (3) depreciation and amortization.

•	Adjusted EBITDA as net income or net loss plus: (1) income tax expense; (2) net interest income or expense; (3) depreciation and amortization; (4) transaction costs related to business combinations; (5) gain on the disposal of subsidiary; (6) expenses related to equity-settled awards and (7) IPO-related costs.

•	Adjusted Net Income as net income or net loss plus: (1) transaction costs related to the Acquisition; (2) gain on the disposal of subsidiary; (3) transaction costs related to the disposal of subsidiary; (4) amortization of intangible assets recognized upon the Acquisition; (5) the tax effect of the adjustment described in (4) and (6) (gain)/loss related to the remeasurement and expiration of a tax indemnification asset.

EBITDA, Adjusted EBITDA and Adjusted Net Income are used by our management to monitor the underlying performance of the business and its operations. EBITDA, Adjusted EBITDA and Adjusted Net Income are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing EBITDA, Adjusted EBITDA and Adjusted Net Income as reported by us to EBITDA, Adjusted EBITDA and Adjusted Net Income as reported by other companies. EBITDA, Adjusted EBITDA and Adjusted Net Income are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

EBITDA, Adjusted EBITDA and Adjusted Net Income are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider EBITDA, Adjusted EBITDA or Adjusted Net Income as an alternative to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. EBITDA, Adjusted EBITDA and Adjusted Net Income have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

•	EBITDA, Adjusted EBITDA and Adjusted Net Income do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

•	EBITDA, Adjusted EBITDA and Adjusted Net Income do not reflect changes in, or cash requirements for, our working capital needs, and

•	the fact that other companies in our industry may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on EBITDA, Adjusted EBITDA, Adjusted Net Income or the other non-IFRS financial measures contained in this prospectus.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. There are a number of studies that address either specific market segments, or regional markets, within our industry. However, given the rapid changes in our industry and the markets in which we operate, no industry research that is generally available covers some of the trends we view as key to understanding our industry and our place in it, such as the traffic on job and employment websites worldwide and in Russia in particular.

We believe that it is important that we maintain as broad a view on industry developments as possible. We have retained consultants to prepare general industry and market studies for us, including individual analyses of the online recruitment markets in the markets in which we operate, including the report called “Online Recruitment Landscape in Russia” by J’Son & Partners, and such information is included in this prospectus in reliance on J’Son & Partners’ authority as an expert in such matters. See “Experts.” In addition, we have obtained certain industry and market data from the report called “Brand Awareness Study” by Socis MR Rus and the report called “Headhunter LLC Loyalty and Satisfaction Study: Customer Satisfaction” by Ipsos Comcon. Where we refer to “Ipsos” throughout this prospectus, this reference is to the Ipsos Comcon report, which is based on the results of the “HeadHunter customer satisfaction” research conducted in November 2017 by Ipsos Komkon LLC in Russian cities with 1,204 interviews (plus 197 additional samples) representatives from companies that are current customers of the Company, consisting of employees responsible for staff recruitment and directly interacting with the Company. The Company provided the employee database used by Ipsos Komkon LLC.

To assist us in formulating our business plan and in anticipation of this offering, we retained J’Son & Partners in 2017 to provide an independent view of the online recruitment landscape in Russia, including an overview of recent macroeconomic and labor market dynamics, the evolution of the recruitment market over time and analysis of its underlying trends and potential growth factors, an assessment of the current competitive landscape and other relevant topics. In connection with the preparation of the J’Son & Partners’ report, we furnished to J’Son & Partners certain historical information about our company and some data available on the competitive environment. J’Son & Partners, in conjunction with third-party experts with extensive experience in the Russian recruitment business, conducted research in preparation of the report, including a study of market reports prepared by other parties and a study of a broad range of secondary sources including other market reports, association and trade press publications, other databases and other sources. We use the data contained in J’Son & Partners’ report to assist us in describing the nature of our industry and our position in it.

Due to the evolving nature of our industry and competitors, we believe that it is difficult for any market participant, including us, to provide precise data on the market or our industry. However, we believe that the market and industry data we present in this prospectus provide accurate estimates of the market and our place in it. Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as other forward-looking statements in this prospectus.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

v

PROSPECTUS SUMMARY

This summary highlights information contained in more detail elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated audited and condensed consolidated unaudited financial statements, including the notes thereto, included in this prospectus, before deciding to invest in our ADSs.

Overview

We are the leading online recruitment platform in Russia and the Commonwealth of Independent States (“CIS”) and focus on connecting job seekers with employers. We offer potential employers and recruiters paid access to our extensive curriculum vitae (“CV”) database and job postings platform. We also provide both job seekers and employers with a broad range of human resource (“HR”) value added services (“VAS”). Our brand and the strength of our platform allow us to generate significant traffic, over 88% of which was free for us as of December 31, 2017 according to our internal data, and we were the sixth most visited job and employment website globally as of December 31, 2017, according to the latest available data from SimilarWeb. Our CV database contained 19.2 million, 23.0 million and 27.4 million CVs as of December 31, 2015, 2016 and 2017, respectively, and our platform hosted a daily average of more than 304,000, 363,000 and 416,000 job postings in the years ended December 31, 2015, 2016 and 2017, respectively. For the years ended December 31, 2015, 2016 and 2017, our platform averaged 16.3 million, 16.7 million and 17.8 million unique visitors per month, respectively, according to LiveInternet.

Our user base consists primarily of job seekers who use our products and services to discover new career opportunities. The majority of the services we provide to job seekers are free. Our customer base consists primarily of businesses using our CV database and job posting service to fill vacancies inside their organizations.

The quality and quantity of CVs in our database attract an increasing number of customers, which leads to more job seekers turning to us as their primary recruitment and related services provider, creating a powerful network effect that has allowed us to continuously solidify our market leadership and increase the gap between us and our competitors.

Our customers also increasingly use our HR VAS. Our portfolio of VAS is constantly evolving, allowing us to meet the developing needs of our customer base, which we believe has a positive impact on our retention rates and revenue per customer. We are working to expand the range of services we offer to create a comprehensive, integrated full-scale HR platform, which we believe will not only allow us to capture each link of the recruitment value chain, from sourcing candidates for our customers, pre-selecting them and onboarding them once selected, but also to expand into other HR activities such as HR workflow management, compensation and benefits, education, assessment and others.

We were founded in 2000 and have successfully established a strong, trusted brand and the leading market position, which have enabled us to achieve significant growth in recent years. We had a total of 186,000 paying customers on our platform for the year ended December 31, 2017. We have a highly diversified customer base, representing the majority of the industries active in the Russian economy. Our brand awareness is one of the highest among the Russian online recruitment players, according to Socis MR Rus, which, coupled with a nationwide sales force and broad customer reach, creates barriers for new entrants to our markets.

We engage with job seekers and employers via our desktop sites, mobile sites and mobile applications. Since launch, our mobile applications have been downloaded 10.4 million times cumulatively as of December 31, 2017, and our mobile platforms currently account for the majority of our traffic. Our scalable technology platform utilizes an increasingly clear and simple user interface enhanced by our search engine, which is powered by artificial intelligence (“AI”) and machine learning algorithms.

Our total revenue was ~~P~~3,104 million, ~~P~~453 million, ~~P~~3,287 million, ~~P~~3,740 million and ~~P~~4,734 million in the Predecessor 2015 Period, the Predecessor 2016 Stub Period, the Successor 2016 Period, the pro forma year ended December 31, 2016 and the Successor 2017 Period, respectively. During the same periods, our net income (loss) was ~~P~~1,276 million, ~~P~~133 million, ~~P~~(56) million, ~~P~~(29) million, and ~~P~~464 million, respectively. In addition to our growth, we have consistently maintained strong profitability and high cash conversion.

Our Industry

Russia is the 12th largest economy in the world, with a GDP of $1,283 billion in 2016 according to the World Bank, and was the 9th most populous country, with a population of 147 million as of December 31, 2016, according to the Federal State Statistics Service (“Rosstat”). Following an economic downturn in 2014 and 2015, Russia returned to economic growth in 2017, according to Rosstat. Russia has the largest Internet audience among European countries with 82 million users in the summer of 2017, and an Internet penetration rate of approximately 70% of the population above 18 years old, according to the Fund Public Opinion (“FOM”). The Internet has become an integral part of Russian consumers’ lifestyle, resulting in many activities and services, including job search, migrating online.

Although Russia had a large labor force of approximately 76.6 million people on average in 2016 according to Rosstat, local businesses are experiencing a shortage of employees, which translates into a low unemployment rate, high turnover of employees and wage growth above real GDP growth. Competition for human capital supported the rapid expansion of job advertising services industry in the past decade. At the same time, as Internet usage becomes ubiquitous, job searching is moving online and increasingly to mobile platforms, and both employers and job seekers are rapidly adopting online services.

Recovery of the Russian Economy

The Russian economy demonstrated a return to positive growth in 2017 due to strong oil prices, high personal consumption and decreasing inflation and interest rates. Russia experienced 1.5% real GDP growth in 2017, according to Rosstat. The Ministry of Economic Development (“MED”) expects Russia’s GDP to grow at approximately 2.1% to 2.3% CAGR in real terms from 2018 to 2020, supported by the recovery in domestic demand as result of easing financial conditions and improving consumer confidence.

Large Internet Audience and Ubiquitous Internet Usage

Russia’s Internet audience has experienced significant growth over the last decade, bolstered by economic growth, the increasing affordability of personal computers and mobile devices and substantial investments in broadband infrastructure. According to the FOM, Russia’s monthly Internet audience was approximately 82 million users in the summer of 2017, translating into an Internet penetration rate of approximately 70%, of the population above 18 years old, almost tripling the levels from July 2007.

The significant growth in Internet penetration rates has resulted in the shift of everyday activities of consumers and businesses online, further supported by the availability of websites and mobile applications catering to the various needs of consumers and businesses and an expansion in the range of services offered online, including job search.

Shift of Marketing Expenditure Online

As Internet usage is rapidly growing and consumers are spending more time online and on mobile devices, a larger share of marketing budgets is being allocated to online media. In Russia, the share of total marketing spend on TV, newspapers, outdoor, radio and other offline media declined from 88% in 2010 to 62% in 2016, while the share of advertising budgets allocated to online media increased from 12% in 2010 to 38% in 2016, according to the Association of Communication Agencies of Russia. Despite significant growth over the last six years, the online advertising market in Russia is far from realizing its full potential. For example, the share of marketing budgets spent online is significantly lower than the same share in China (53% in 2016) or the United Kingdom (55% in 2016), according to Zenith.

Russian Labor Market Structure and Fundamentals Support Growing Competition for Human Capital

The Russian labor market has historically had a number of fundamental characteristics that have resulted in a shortage of highly skilled and talented employees, high turnover of employees and real wage growth exceeding real GDP growth and consumer inflation rates. Although employee turnover and real wages declined during the last economic downturn, the fundamental market characteristics remain largely intact and are expected to continue to support strong competition for human capital, resulting in increased marketing spending on job advertising as the economy rebounds.

Growing Popularity of Online Recruitment Services

Historically, Russian companies looked for talent using offline recruitment services such as print classifieds, local newspapers, recruitment events and offline job advertising. As the use of Internet services among businesses and employees has increased, job advertising and HCM services have started migrating online and to mobile platforms. According to J’Son & Partners, the share of job postings advertised online is expected to increase from 20% in 2016 to 41% by 2022.

Russian Online Recruitment Market Size

According to J’Son & Partners, the Russian online recruitment market returned to growth in 2016 after a year of stagnation driven by the economic downturn in 2014 and 2015. J’Son & Partners estimates that the size of the market was approximately ~~P~~6.2 billion in 2016 and expects it to grow at a CAGR of 17.9% and reach approximately ~~P~~18.3 billion by 2022. This growth is expected to be primarily driven by a combination of an increase in the number of small and medium enterprises using online recruitment services, wider adoption of online recruitment in the Russian regions and the enhanced monetization of online recruitment services. Online recruitment platforms accounted for approximately 62% of total recruitment spend in Russia in 2016 and are expected to reach 79% of total spend by 2022, based on J’Son & Partners’ estimates. The share of recruitment spend by other online channels, mainly represented by professional social networks and social media, decreased from 6.2% in 2015 to 3.3% in 2017, following the blocking of LinkedIn in Russia. By 2022, J’Son & Partners expects the share of other online channels to increase to 7.4% of the Russian online recruitment market.

Our Strengths

We are the leading online recruitment platform in Russia and CIS and provide a broad range of HR services. We operate in a high growth market, as HR services globally are undergoing continuous digitalization and the Russian market remains significantly underpenetrated in terms of the share of online recruitment spend relative to GDP. We believe the following competitive strengths have contributed to our success.

Number one online recruitment platform in Russia with a leading position in other CIS countries

We are the leading online recruitment platform in Russia, focusing on facilitating the recruitment process and connecting millions of job seekers with hundreds of thousands of employers annually. We are also the leading player in Kazakhstan and Belarus and are among the top three players in Kyrgyzstan and Uzbekistan, which makes us a leader in online recruitment in the CIS region.

We have more visible CVs in our database and more job postings on our platform than any of our direct competitors. We are also among the most visited online recruitment websites in our markets, with 17.8 million unique monthly visitors (“UMVs”) coming to our website on average during the year ended December 31, 2017, which is approximately three times more than our closest peer, according to LiveInternet. We enjoy strong user traffic dynamics and are the sixth largest job and employment website based on this metric globally, according to the latest data available from SimilarWeb as of January 1, 2018.

Our strong operational performance has contributed to our clear number one position in the Russian market by revenue, which was almost three times higher than that of our closest online peer in the year ended December 31, 2016, according to J’Son & Partners.

Powerful network effect reinforcing our market leading position

Our extensive, high quality CV database (the owners of 15 million CVs, or more than 75% of our total visible CVs, have applied at least once for a job posting in the last two years), large database of job postings relevant to job seekers and significant user traffic create a strong network effect as employers and job seekers tend to use job classifieds resources that offer the widest range of options and the highest efficiency. This creates a cycle that reinforced our market leadership position and increased the gap between us and our competitors, despite the economic downturn in Russia in 2014 and 2015, as demonstrated by the following key performance metrics:

•	Job postings: The number of job postings on our website grew at a CAGR of 17% from 2015 to 2017.

•	CVs: The number of visible CVs in our database increased at a CAGR of 19% from 2015 to 2017.

•	User traffic: The number of UMVs to our website increased at a CAGR of 4% from 2015 to 2017, while the gap with our nearest competitor based on this metric increased by 3.2 million UMVs, or 41%, according to LiveInternet. This gap has increased by approximately nine times since 2010, as demonstrated by the chart below.

We believe that our strong leadership position is highly defensible, and that it is becoming increasingly difficult for our competitors to overcome this competitive moat, as demonstrated by our consistent revenue growth linked to the growth of our key operating metrics presented above.

Most recognized brand and nationwide technology-empowered sales function creating strong customer relationships

We believe that our brand and our sales function are distinct competitive advantages as we expand our product offering and enter new market segments.

As one of the first online recruitment platforms in Russia (operating since 2000), we have established “HeadHunter” as a strong brand with top-of-mind brand awareness of 35%, which differentiates us from our competitors. Our nearest competitor had top-of-mind brand awareness of 27%, and other market participants had top-of-mind brand awareness in the single digits, according to Socis MR Rus as of June 28, 2017. We were ranked first among career-focused websites in Russia by SimilarWeb based on user traffic as of January 1, 2018. According to our internal data, as of December 31, 2017, 48% of our traffic was direct, which includes type-in traffic and traffic from email distributions, and 88% of our traffic was free, which demonstrates strong user affinity for our brand and the high organic liquidity of our platform. We intend to further increase the popularity of our brand and user loyalty through the efficient use of TV and online advertising in our markets and by focusing on the high quality of our user experience and customer service.

Our sales function consists of a sales force with an established and extensive presence across Russia and the CIS, a well-developed customer support function and a fully integrated customer relationship management (“CRM”) platform, incorporating predictive analytics tools.

As of December 31, 2017, our sales force consisted of 191 sales professionals making it, we believe, one of the largest and most experienced sales forces in the market, and has helped us to become the online recruiting platform of choice for Russian employers. We have also created strong relationships with the corporate HR departments of some of our key accounts, or customers who have ever had 10 or more job postings open on our website simultaneously or have subscribed to our CV database for 180 or more consecutive days at any point since their initial registration (“Key Accounts”), dating back more than 10 years, positioning us to successfully cross sell and upsell our existing and developing HR VAS. Our sales team is efficiently organized and strategically placed in Moscow, St. Petersburg and other regional offices, and is further specialized by industry and customer type. We have 80 professionals, for example, who are dedicated to selling services to Small and Medium Accounts and 101 professionals covering Key Accounts, each with specialized expertise and training. This structure allows us to provide truly local, individualized high quality service to our customers.

Our CRM system serves as a powerful tool for our sales function. It is linked to our main platform and, combined with predictive analytics tools, provides real time analysis of customer activity on our website and suggests relevant actions to our sales force.

The performance of our sales function has contributed to the growth in the number of customers paying for our services, while average revenue per customer (“ARPC”) within each annual customer vintage has been increasing over the last decade.

Robust business model generating diversified and growing revenue streams from a loyal customer base

Our business model is built around four key pillars of monetization: subscription-based access to our CV database, job posting fees, bundled subscriptions and HR VAS. Our diversified revenue stream, including highly predictable, recurring subscription-based fees (for CV database access and bundled subscriptions) that accounted for 56% of our total revenue in the year ended December 31, 2017, allowed us to increase our revenue at a compound annual rate of 23.5% from 2015 to 2017 (including the economic downturn period in Russia), resulting in total revenue of ~~P~~4.7 billion in the year ended December 31, 2017.

We believe that our business model provides a substantial degree of protection from the volatility of economic cycles. Our customers are spread across many sectors of the Russian economy, diversifying our exposure and protecting our revenue from downturns and unfavorable developments in any single sector. Furthermore, our customer mix in Russia is becoming increasingly diverse, as the number of Small and Medium Accounts increased as a percentage of our total customer base (Small and Medium Accounts revenue grew at a CAGR of 47% from 2015 to 2017, while revenue from our Key Accounts grew at a CAGR of 21% in the same period). The number of CVs in our database increased during the economic downturn in 2014 and 2015, which has generated increased monetization opportunities during economic recoveries as employers are attracted to a greater pool of active job seekers on our platform.

We strive to maintain and further improve our high standards of customer service. According to a customer survey conducted by Ipsos in November 2017, our Net Promoter Score reached 68 points, which reflects our relentless focus on customer satisfaction. Our business model and customer-oriented approach allow us to maintain high rates of customer retention (for example, from 2010 to 2016, on average, 84% of Key Accounts returned in the year following their first purchase), while increasing ARPC (29% median CAGR for Key Accounts, where the median CAGR is defined as the median revenue CAGR from 2010 to 2017 within each customer vintage). Given the relatively low cost of our services, underpinned by the relatively low elasticity of demand for our services, we believe there is still significant room for increased monetization.

Superior profitability and cash flow generation profile

Capitalizing on our leading market position and the strong network effect, our scalable, asset-light, capital-efficient operating model allows us to expand our service offering and geographical footprint in our existing markets and increase our revenue from a growing customer base without significant investments, while maintaining negative working capital as we receive payments from customers for a number of our services in advance. This is reflected in our attractive profitability and cash conversion profile, both in the Russian and in the global context. Our Adjusted EBITDA margin in the Successor 2017 Period was 48%, and we believe that, considering the high operating leverage of our business and inspired by the example of the leading international players in their respective markets, we have significant further upside in margins as we further grow our market share and revenue base. We also achieved a healthy cash conversion ratio of 92% in the Successor 2017 Period (defined as Adjusted EBITDA less capital expenditures divided by Adjusted EBITDA, where capital expenditures consist of property and equipment additions, additions arising from internal development and other additions of intangible assets), which helps us to execute our growth strategy without additional external funding.

Best positioned to capture evolving opportunities in Human Capital Management (“HCM”)

Our experience in interacting with our extensive customer base and thousands of corporate HR specialists provides us with a deep understanding of our customers’ needs and gives us an opportunity to offer additional services to help them better track, hire and retain employees. We have created an evolving portfolio of HCM products, which we believe will allow us to increase customer engagement, customer retention and ARPC.

We have produced and are continuing to develop a number of HCM products and services with the goal of increasing our leadership in online recruiting process management and further penetrating HR budgets. We aim to be a “one-stop” solution for HR professionals and have developed products and services for recruitment, training and development, online assessment and compensation and benefits functions, all supported by our advanced HR analytics tools. Our Software-as-a-Service (“SaaS”)-based applicant tracking system (“ATS”) product, Talantix, which we launched in March 2017, has been gaining traction among our customer base. As of December 31, 2017, it was already used by 2,200 customers. We are further developing Talantix to serve as a unified hub for HCM services in the future, which we believe will help us get even closer to our customers, better understand their needs and challenges and enhance our customer experience and loyalty.

Our sales force is highly experienced in understanding HR systems and requirements, and how HR budgets are planned and spent by different types of corporate customers. Armed with this expertise and technology, our sales professionals are also strongly incentivized to successfully sell value added services via a motivation system designed to increase and realize the upsell potential of HCM products and services.

We believe that developing alternative models of engagement with our customers, such as our cost-per-click (“CPC”) based ClickMe product and our freelance HR specialist market place, will further enhance our monetization opportunities as the job recruitment market evolves and keep us ahead of the competition in terms of our ability to efficiently react to changing market requirements and shift to an alternative business model if needed.

While we continue to develop our portfolio of HCM products, we believe that the number and quality of products we currently offer to our customers exceed our competitors’ current offerings. We consider our HCM portfolio to be a distinct competitive advantage, which helps us protect our revenue from competition and retain our customers through closer engagement, and we will continue investing in creating a comprehensive suite of HCM products.

Strong technology foundation and scalable infrastructure to support future growth

We have developed a sophisticated technology platform, focused on scalability and security, which allows us to create additional value, to improve monetization of our products and maintain our competitive edge.

Scalable and robust proprietary platform. Our IT infrastructure was built to be highly agile and scalable enabling us to expand our product portfolio while significantly growing our user base. The scalability of our technology platform allows us to handle large volumes of traffic without significant incremental capital investment. In addition, we do not use third-party proprietary IT tools to avoid vendor lock, and instead we utilize well known and proven open source tools.

Continuously improving technology Key Performance Indicators (“KPIs”). We work to the highest technology standards and aim to constantly improve our platform. The number of technical bugs per release decreased by 20% in the year ended December 31, 2017 compared to the year ended December 31, 2016. Business continuity for our customers is paramount to us, and we have demonstrated a 99.92% average uptime rate in the year ended December 31, 2017. We create different types of user interfaces for different users and simplify user interface forms depending on the context, which we believe improves conversion rates and increases monetization.

Extensively employing machine learning algorithms and artificial intelligence at all key stages of interaction with job seekers and customers. AI lies at the core of our platform, moderating 100% of incoming CVs (with approximately 70% of all CVs ultimately approved for publication by AI in the year ended December 31, 2017) and we use machine learning algorithms to rank CVs in our database and match candidates with the relevant vacancies. As a result, we save on costs associated with CV moderation while improving conversion throughout the job seeker’s funnel, thereby increasing the value of core services to our customers and laying a solid base for monetization enhancement.

Best mobile solution for job seekers and customers. We believe we are the leading HR mobile platform in Russia, with the majority of our traffic currently coming from mobile users. With both customers and job seekers increasingly demanding on-the-go and on-demand access to recruiting and HR services, we consider our mobile platform to be a strategic pillar of our business. We continuously enhance the user experience on our mobile apps and as of December 2017, our mobile app was ranked among the top business-related applications in iOS and Android appstore-generated lists in Russia, and since launch, our mobile applications have been downloaded 10.4 million times cumulatively as of December 31, 2017 and growing by 88% compared to December 31, 2016.

Data protection and security. We take protection of job seekers’ personal data and customers’ corporate data extremely seriously. All data between our servers and customers’ browsers is transmitted over secure protocols. We use monitoring and protection services to limit potential hacking attacks. Our application and database servers are located on an internal network that is isolated from the Internet and is additionally protected by a dual firewall. We perform regular penetration testing under multiple scenarios. Roskomnadzor inspects our compliance with applicable personal data processing laws, and we fully comply with all such requirements.

Strong and experienced management team backed by reputable international shareholder base

Our experienced management team has a proven track record of delivering on our focused and ambitious strategy as evidenced by our operating and financial results. Since 2010, our management has successfully grown the traffic gap between us and our key competitors, guided us through periods of macroeconomic uncertainty, defended our market positions against aggressive new market entrants and positioned us as the undisputed market leader in Russia and the CIS. We believe that our management team has a proven ability to identify key market opportunities, as demonstrated by our success in introducing AI and machine learning into HR processes, capturing the mobile trend and moving our services further into HR funnels, and has positioned us to capitalize on global HR trends as they gain relevance in our market.

We also benefit from the strong support of our shareholders—Elbrus Capital and GS Group Inc.—who bring best international practices and insights into our strategic development and corporate governance.

We believe that the skills, industry knowledge and operating expertise of our senior executives, combined with the support of our shareholders, provide us with a distinct competitive advantage as we continue to grow.

Our Growth Strategy

Consistent with the examples of the leading online classified businesses in both developed and emerging markets with certain “winner takes all” characteristics, we aim to continue growing faster than the Russian online recruitment market, thereby increasing our market share while maintaining profitability. To achieve our goals, we have designed our strategy around the following pillars:

Implement focused geographical expansion through deeper penetration into Russian regions

We plan to capitalize on the relatively low penetration level for online recruitment services in Russia, which, according to J’Son & Partners, stood at approximately 10% in 2016, measured as the share of active businesses using online recruitment platforms compared to selected developed markets in 2016 (e.g., 30% in Australia and 25% in Germany, according to J’Son & Partners). We were the leader by number of CVs in 85% of Russian regions as of December 31, 2017, and these regions collectively accounted for 89% of the Russian population, according to Rosstat data. We aim to continue expanding into Russian regions, focusing on cities with more than 100,000 inhabitants, where we believe high growth opportunities in our industry exist due to the ongoing shift from offline to online. The CAGR of our number of customers in the Russian regions, excluding Moscow and St. Petersburg, was 62% from 2015 to 2017, compared to 26% in Moscow and St. Petersburg during the same period, which demonstrates the importance of the regional focus of our geographical expansion strategy.

Besides benefiting from a steadily growing online recruitment market, we aim to gain market share from other regional and multi-regional online job classifieds platforms due to our strong competitive advantages, including our highly trained, local sales force, ability to publish job postings and CVs across broad geographies, technological edge and expansion of social media, TV and other marketing programs to further increase our brand awareness and engagement of job seekers and customers.

Continue expansion in attractive customer and job seeker segments

Increase the share of Small and Medium Accounts

We aim to substantially increase the number of Small and Medium Accounts on our platform, which we believe represent the most underpenetrated segment of the Russian job classifieds market. The number of our Small and Medium Accounts grew at a CAGR of 44% from 2015 to 2017, reaching approximately 148,000 accounts for the year ended December 31, 2017, while the number of Key Accounts grew on average by 7% during the same period, reaching approximately 16,000 accounts for the year ended December 31, 2017. Furthermore, the number of Small and Medium Accounts grew by 53% in the Successor 2017 Period compared to the pro forma year ended December 31, 2016.

Our key initiatives in this regard include:

•	attracting additional candidates from regions and industries that are relevant to our Small and Medium Accounts;

•	increasing the effectiveness and engagement level of the Small and Medium Accounts-focused part of our sales function;

•	implementing offline and online advertising campaigns at a more granular, targeted level; and

•	simplifying and adopting our platform to better meet the needs of small and medium businesses (with a particular focus on onboarding requirements and user interface).

Increase the share of blue collar job seekers and job postings

We aim to diversify our job seeker base and increase the number of blue collar professionals using our platform, who we believe are a segment of the Russian online job seeker market that has historically been hard to reach online and therefore represents significant potential. Our key initiatives in this regard include:

•	further simplifying the CV preparation and application processes;

•	focusing on offline marketing channels, which have proven to be effective to date in attracting blue collar job seekers;

•	considering potential acquisitions of smaller competitors who have historically focused on blue collar job seekers; and

•	increasing and diversifying job vacancies posted on our platform.

In line with this strategy, we have acquired the assets of Job.ru, a platform that has historically focused on blue collar job seekers.

We believe these steps will allow us to better match the supply and demand for jobs in the Russian economy and simultaneously tap the fast growing segments of the industry.

Enhanced customer monetization potential

We believe there is significant untapped monetization potential in our business due to the relatively low costs of our services to our customers, in both absolute terms and compared to foreign markets, which we believe leads to relatively low elasticity of demand, particularly from large enterprises. We aim to further enhance our monetization opportunities in order to close the gap in our pricing, measured by annual revenue per UMV, between us and global industry peers. We have a demonstrated track record of increasing customer monetization in all corporate segments during the last decade.

We believe that these efforts will be further supported by our pricing power stemming from our clear market leadership position, which we expect to maintain and increase due to the continuing network effect described above.

We expect Russian labor market dynamics to further help us enhance monetization, as labor is expected to become a scarcer resource in Russia in the medium term. According to J’Son & Partners, the economically active population is expected to decrease from 76.6 million on average in 2016 to 74.7 million in 2022 according to Rosstat, which we believe should increase customer engagement and demand for online recruitment services.

We are continuously working on additional monetization opportunities by tailoring our product portfolio to offer our Key Accounts premium levels of existing and new services, as well as adapting pricing policies to suit particular customer segments.

Maintain technological edge across all platforms and ensure the best customer experience

We aim to sustain our technological leadership by capitalizing on our powerful AI and machine learning algorithms, growing our presence in the mobile space and developing new HR-related technologies, while ensuring a high level of data security and personal information protection.

We will continue to extensively use and develop AI technology and machine learning algorithms at all key stages of interaction with job seekers and employers, such as sales lead generation, CV flow moderation and our Smart Matching system. We aim to use our Smart Matching system to process and approve an even higher percentage of incoming CVs without manual intervention. Our main goals for our AI and machine learning algorithms are to further enhance smart search and matching functionality in job postings and our CV database, improve the quality of delivered value units and thereby increase the number of hirings facilitated by our platform.

We plan to pursue a platform agnostic approach and boost usage of our mobile platform by developing and improving access to a larger range of our services on “all screens.” Growing mobile internet and smartphone penetration in Russia is a major trend, and we aim to leverage this development to further increase our customer and job seeker reach. We consider mobile expansion to be not only a natural evolution of our desktop audience, but also a way to expand our ability to access such job seekers and customers who prefer mobile to desktop use. As of December 31, 2017, 36% of registered job seekers used our mobile platform only (including both mobile website and apps), while 43% used the desktop only. We continuously seek to enhance the functionality of our mobile platform. Our mobile app for job seekers now provides full functionality and we continue to add functionality to our mobile app for customers. As a result, we see a growing share of our traffic from mobile devices, reaching 56% for the year ended December 31, 2017, and improving conversions of mobile traffic into applications from job seekers.

We continuously seek to improve our technology to meet the changing demands of our customers and job seekers. We focus on optimizing and simplifying our user interfaces and customizing them to meet the specific needs of particular user categories to further improve conversion rates and increase monetization. We also intend to introduce new features that we believe will resonate with our customers and job seekers. Currently, we are in the process of developing and introducing features such as mobile geo search, deeper HR data analytics, programmatic ads and ads auction sales, enrichment of applicant data and others.

We will continue applying stringent information security standards and consistently putting our IT systems through stress and access testing under different scenarios to meet new security IT challenges and to ensure the privacy and safety of our job seekers’ and customers’ data.

Continue evolution of our services into a comprehensive HCM platform

We plan to continue transforming our business into an integrated full-scale HCM platform by expanding the range of our HR VAS. We aim to increase revenue generated by our HR VAS in the medium term, driven by the development of the HR services market in Russia and by implementing the following key initiatives:

•	continuously rolling out our SaaS-based ATS product, Talantix, and its enhanced functionality, leading to its increased adoption by our customers, expanding the breadth and depth of HR function coverage;

•	leveraging the expertise of our sales force to upsell HR VAS to our customer base;

•	increasing managerial and product development focus on HR VAS; and

•	developing additional HR VAS tailored to our Key Accounts’ and customers’ needs in pre-hire, hire and post-hire stages of recruitment, including online assessment and post-hire education, interview process, HR analytics and online salary comparison tools, applicants HR scoring and others.

Corporate Information

We were incorporated in Cyprus on May 28, 2014 under the Cyprus Companies Law, Cap. 113 as Zemenik Trading Limited, and our registered office is located at 42 Dositheou Street, Strovolos, Nicosia, Cyprus. On March 1, 2018, Zemenik Trading Limited was converted from a private limited company incorporated in Cyprus into a public limited company incorporated in Cyprus, and the Company’s name changed, pursuant to a special resolution at a general meeting of the shareholders, to HeadHunter Group PLC. The legal effect of this conversion under Cypriot law was limited to the change of legal form.

The principal executive office of our key operating subsidiary, Headhunter LLC, is located at 9/10 Godovikova Street, Moscow, 129085 Russia. The telephone number at this address is +7 495 974-6427. Our website address is www.hh.ru. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only.

Risks Associated with our Business

Our business is subject to a number of risks that you should be aware of before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the “Risk Factors” section of this prospectus in deciding whether to invest in our securities. Among these important risks are the following:

•	significant competition in our markets;

•	our ability to maintain and enhance our brand;

•	our ability to improve our user experience, product offerings and technology platform to attract and retain job seekers;

•	our ability to respond effectively to industry developments;

•	our dependence on job seeker traffic to our websites;

•	our reliance on Russian Internet infrastructure;

•	global political and economic stability;

•	privacy and data protection concerns;

•	our ability to successfully remediate the existing material weaknesses in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	our ability to effectively manage our growth; and

•	our ability to attract, train and retain key personnel and other qualified employees.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•	the ability to present more limited financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form F-1 of which this prospectus is a part;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”), regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

•	not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. As a result, we do not know if some investors will find our ADSs less attractive. The result may be a less active trading market for our ADSs, and the price of our ADSs may become more volatile.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act for complying with new or revised accounting standards. We are choosing to irrevocably opt out of this extended transition period and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

Status as a “Controlled Company”

Upon the completion of this offering, our shareholders, Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with GS Group Inc., will collectively own              ordinary shares, representing         % of the voting power of our issued and outstanding shares. As a result, we will remain a “controlled company” within the meaning of the listing rules and therefore we are eligible for, and, in the event we no longer qualify as a foreign private issuer, we intend to rely on, certain exemptions from the corporate governance listing requirements, of The Nasdaq Global Select Market (“Nasdaq”). See “Management—Controlled Company Exemption.”

The Offering

ADSs offered by the Selling Shareholders	ADSs, each representing ordinary share(s).

Ordinary shares to be outstanding after this offering	ordinary shares.

Option to purchase additional ADSs	The Selling Shareholders have granted the underwriters an option to purchase up to additional ADSs within 30 days of the date of this prospectus.

American Depositary Shares	The underwriters will deliver our ordinary shares in the form of ADSs. Each ADS, which may be evidenced by an American Depositary Receipt (“ADR”) represents an ownership interest in of our ordinary share(s). As an ADS holder, we will not treat you as one of our shareholders. The depositary, JPMorgan Chase Bank, N.A., will be the holder of the ordinary shares underlying your ADSs.

You will have ADS holder rights as provided in the deposit agreement. Under the deposit agreement, you may only vote the ordinary shares underlying your ADSs if we ask the depositary to request voting instructions from you. The depositary will pay you the cash dividends or other distributions, if any, it receives on our ordinary shares after deducting its fees and expenses and applicable withholding taxes. You may need to pay a fee for certain services, as provided in the deposit agreement.

You are entitled to the delivery of the ordinary shares underlying your ADSs upon the surrender of such ADSs, the payment of applicable fees and expenses and the satisfaction of applicable conditions set forth in the deposit agreement.

To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is attached as an exhibit to the registration statement of which this prospectus forms a part. The Selling Shareholders are offering ADSs so that our company can be quoted on Nasdaq and investors will be able to trade our securities and receive dividends on them in U.S. dollars.

Depositary	JPMorgan Chase Bank, N.A.

Use of proceeds	The Selling Shareholders will receive all of the net proceeds from the sale of the ADSs. We will not receive any proceeds from the sale of ADSs by the Selling Shareholders.

Dividend policy	We have historically paid dividends and while we have not yet adopted a formal dividend policy, we currently expect that we will continue to do so from time to time in the future. Any future determination regarding the payment of a dividend will depend on many factors, including the availability of distributable profits, our liquidity and financial position, our future growth initiatives and strategic plans, including possible acquisitions, restrictions imposed by our financing arrangements, tax considerations and other relevant factors. If we declare dividends on our ordinary shares, the depositary will pay you the cash dividend and other distributions it receives on our ordinary shares, after deducting its fees and expenses. See “Dividend Policy.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

Lock-up agreements	We have agreed with Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, as representative of the several underwriters, subject to certain exceptions, not to sell or dispose of any of our ADSs or securities convertible into or exchangeable or exercisable for our ADSs until 180 days after the date of this prospectus. All of our shareholders, consisting of the Selling Shareholders, our executive officers and our board members have agreed to similar lockup restrictions for a period of 180 days. See “Underwriting (Conflicts of Interest).”

Pre-emptive rights	Under the law of Cyprus, existing holders of shares in Cypriot public companies are entitled to pre-emptive rights on the issue of new shares in that company (if shares are issued for cash consideration). In addition, our shareholders authorized the disapplication of pre-emptive rights for a period of five years from the date of the completion of this offering. See “Description of Share Capital and Articles of Association—Pre-emptive Rights.”

Listing	We intend to apply to list our ADSs on Nasdaq under the symbol “HHR.”

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	no exercise by the underwriters of their option to purchase additional ADSs in this offering; and

•	an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Corporate and Capital Structure

Historically, Headhunter FSU Limited, an entity incorporated in Cyprus, acted as a holding company for all of our operating subsidiaries. Zemenik Trading Limited was incorporated on May 28, 2014 and was subsequently acquired by Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with GS Group Inc. On February 24, 2016 (the “Acquisition Date”), Zemenik Trading Limited acquired all of the outstanding equity interests of Headhunter FSU Limited from Mail.Ru.

On March 1, 2018, Zemenik Trading Limited was converted from a private limited company incorporated in Cyprus into a public limited company incorporated in Cyprus, and the Company’s name changed, pursuant to a special resolution at a general meeting of the shareholders, to HeadHunter Group PLC. The legal effect of this conversion under Cypriot law was limited to the change of legal form. In addition, we have agreed on high level terms to divest the business through which we conduct our operations in Ukraine and, therefore, do not expect our current Ukrainian subsidiary, Headhunter LLC, to be part of our corporate structure upon the completion of this offering.

The following diagram illustrates our corporate structure following the completion of this offering:

Summary Consolidated Historical and Pro Forma Financial and Other Data

The following tables present our summary consolidated financial and other data as of and for the periods indicated. The summary consolidated statements of operations data for: (i) the Successor 2017 Period, (ii) the Predecessor 2016 Stub Period, (iii) the Successor 2016 Period and (iv) the Predecessor 2015 Period, and the summary consolidated balance sheet data as of December 31, 2016 and 2017 (Successor) are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical audited results are not necessarily indicative of the results that should be expected in any future period.

In order to improve the comparability of the year ended December 31, 2016 to the Successor 2017 Period and the Predecessor 2015 Period, we have included supplemental unaudited pro forma consolidated financial information of the Group for the year ended December 31, 2016 as if the Acquisition, including the related incurrence and repayment of debt, had occurred on January 1, 2016. The unaudited supplemental pro forma consolidated financial information of the Group for the year ended December 31, 2016 has been prepared solely for the purpose of this prospectus, has not been prepared in the ordinary course of our financial reporting and has not been audited or reviewed by our Independent Registered Public Accounting Firm. The unaudited supplemental pro forma consolidated financial information of the Group for the year ended December 31, 2016 has been presented for illustrative purposes only and does not purport to represent what our financial results would have actually been had the Acquisition occurred on January 1, 2016, nor does it purport to project our financial results for any future period or our financial condition at any future date.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Selected Consolidated Historical Financial Data,” “Unaudited Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Income Statement Data

	Predecessor		Predecessor	Successor
(in thousands of RUB)	For the year ended December 31, 2015	Pro forma for the year ended December 31, 2016(1)	Period from January 1 to February 23, 2016	Period from February 24 to December 31, 2016	For the year ended December 31, 2017
Revenue	3,103,628	3,739,596	452,904	3,286,692	4,734,166
Operating costs and expenses (exclusive of depreciation and amortization)	(1,543,365)	(2,065,999)	(265,959)	(1,847,885)	(2,788,576)
Depreciation and amortization	(88,657)	(540,751)	(8,743)	(459,721)	(560,961)

Operating income	1,471,606	1,132,846	178,202	979,086	1,384,629
Finance income	123,943	28,510	4,246	24,264	70,924
Finance costs	—	(732,025)	—	(635,308)	(706,036)
Gain on disposal of subsidiary	—	—	—	—	439,115
Net foreign exchange gain/(loss)	74,046	(16,190)	9,720	(25,910)	96,300

Profit before income tax	1,669,565	413,141	192,168	342,132	1,284,932
Income tax expense	(393,817)	(422,493)	(59,176)	(397,774)	(820,828)

Net income (loss)	1,275,778	(29,352)	132,992	(55,642)	464,104

(1)	Pro forma for the year ended December 31, 2016 has been derived from the “Unaudited Pro Forma Consolidated Financial Data” located elsewhere in this prospectus.

Balance Sheet Data

	Successor
	As of December 31, 2016	As of December 31, 2017
(in thousands of RUB)
Total non-current assets	11,023,245	10,638,866
Total current assets	1,501,435	1,530,424
Total assets	12,524,680	12,169,290
Total equity/(deficit)	4,794,974	1,960,478
Total non-current liabilities	5,973,320	7,425,329
Total current liabilities	1,756,386	2,783,483
Total liabilities	7,729,706	10,208,812

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating to our Business and Industry

We face significant competition, which may cause us to suffer from a weakened market position that would materially and adversely affect our results of operations.

The markets for our products and services are highly competitive and rapidly evolving. Successful execution of our strategy depends on our continuous ability to attract and retain job seekers and customers, expand the market for our products and services, maintain a technological edge and offer new capabilities to customers. We face competition in our various lines of services from competitors that focus exclusively on online recruitment, such as SuperJob, and from those that offer recruitment as part of their broader services portfolio, such as Avito. Other powerful internet companies with a broad local presence in our markets that have extensive and loyal user bases, such as Yandex and Mail.Ru, may decide to directly target our customers, thereby intensifying competition in the recruitment market. Pursuant to the share purchase agreement we entered into with Mail.Ru dated February 24, 2016, by which we acquired Headhunter FSU Limited, Mail.Ru was subject to a non-compete provision that expired on February 25, 2018, after which Mail.Ru may choose to compete with us in key markets. Although professional social networking businesses with online recruitment functions historically have not had significant market positions in Russia, such businesses may dedicate extra resources to expand their operations and as a result, become a significant competitive threat in the future. In particular, should the current government block on the services of the social networking site LinkedIn be lifted, LinkedIn may choose to compete with us in the Russian market. Social networks like LinkedIn may benefit from access to large pools of passive potential job seekers and a broad range of user information that they could leverage to tailor their recruitment services.

In addition, we may face competition in the future from new entrants in the recruitment advertising industry and other human resource industries in which we operate, such as dedicated recruitment ads aggregators like Indeed, social networking websites such as Facebook, search engines such as Google, career-related Internet portals and existing participants in the offline recruitment industry who may develop online recruitment services and products, as well as other HR service providers who may enter the market for any or all of our services. While we believe that achieving true scale in these markets would require significant investment, competitors may nonetheless attempt to enter the recruitment advertising industry or upscale operations with relatively limited initial investment. Current competitors may also consolidate or be acquired by an existing or prospective player, which could result in the emergence of another stronger competitor, leading to a potential loss of our market share. There can be no assurances that we will maintain our position as the leading online recruitment platform, particularly if our key competitors consolidate or if large search engines, social media or other online platforms successfully leverage their large user bases to gain access to our markets. To the extent such a competitor significantly increased its market share, our services may become relatively less attractive to our customers, which could reduce our websites’ traffic and demand for our services and products as well as advertising space.

We also believe that there are relatively low existing penetration rates for online recruitment services in some of our regional markets, particularly in regions we view as key growth markets for our services. Our existing competitive advantages over new entrants may be reduced or we may be at a disadvantage compared to our competitors who have greater market penetration, a better understanding of the regional market and/or a superior marketing strategy, in particular in markets where our brand and business model are relatively untested. If successful, competitors could acquire significant numbers of customers and establish a significant market share within a relatively short period, thereby curbing our growth potential in those regions.

We compete with these existing and future entities for both job seekers and customers. From time to time, our customers may decide not to renew their contracts upon expiration for various reasons. Our customers may also decide to switch to our competitors’ services. Some of our existing or potential new competitors may have greater resources, capabilities and expertise in management, technology, finance, product development, sales, marketing and other areas than we have. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for customers, spending more on advertising and brand marketing, investing more in research and development and making acquisitions. If we are unable to compete effectively, successfully and at reasonable cost against our existing and future competitors, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand are of significant importance to the success of our business. A well recognized brand is critical to increasing the number and the level of engagement of job seekers and, in turn, enhancing our attractiveness to customers. We have conducted and may continue to conduct various marketing and brand promotion activities, including print and television advertisements. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect. In addition, our competitors may increase the intensity of their marketing campaigns, which may force us to increase our advertising spend to maintain our brand awareness.

In addition, any negative publicity relating to our products or services, regardless of its veracity, could harm our brand and the perception of our brand in the market. If our brand is harmed, we may not be able to continue to attract a growing job seeker base, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we fail to improve our user experience, product offerings and technology platform, we may not be able to attract and retain job seekers and employers, which may have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our ability to attract and retain both employers and job seekers. Customers are the primary source of our revenue. A key factor in attracting and retaining employers is our ability to grow our CV database and attract and retain high-quality job seekers. A key factor in attracting and retaining job seekers, in turn, is maintaining and increasing the number of employers using our services and the quantity and quality of job postings on our system.

To satisfy both customers and job seekers, we need to continue to improve their experience as well as innovate and introduce products and services that employers and job seekers find useful and that cause them to return to our website and use our services more frequently. This includes continuing to improve our technology platform to optimize recruitment search results, tailoring our database to additional geographic and market segments and improving the user-friendliness of our website. In addition, we need to adapt, expand and improve our products, services and interfaces to keep up with changing user preferences. For example, with the growing propensity for our job seekers to use smartphones as their main job searching devices, we need to further optimize our mobile applications and continue modifying and updating them to successfully manage the transition to mobile devices of users of our products and services. It is difficult to predict the problems we may encounter in innovating and introducing new products and services, and we may need to devote significant resources to the creation, support and maintenance of our solutions.

We provide no assurances that our initiatives to improve our user experience will always be successful. We also cannot predict whether our new products or service offerings and delivery methods will be well received by employers and job seekers, or whether improving our technology platform or introducing new service delivery channels will be successful or sufficient to offset the costs incurred to offer these services. If we are unable to increase and retain our employers and job seekers, or maintain and increase the quantity or quality of CVs and job postings, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we are not able to respond successfully to technological or industry developments, including changes to the business models deployed in our industry, our business may be materially and adversely affected.

The market for online products and services is characterized by rapid technological developments, frequent launches of new product and services, changes in customer needs and behavior, and evolving industry standards. As a result, our industry is constantly changing product offerings and business models in order to adopt and optimize new technologies, increase cost efficiency, and adapt to customer preferences. There can be no assurances that our key competitors will not suddenly decide to change their business model or marketing strategy, which could be more successful than ours. If other industry participants rapidly shift their business models, for example, to a cost-per-action based model in which fees are generated by user actions, we may be unable to shift our business model or marketing strategy quickly or efficiently enough to compete with these changes. This could result in a loss of customers and our brand and reputation, business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, companies currently are developing products that directly compete with products in our HR VAS portfolio. As our HR VAS portfolio is currently a relatively small part of our business, we may be at a disadvantage compared to other companies in this market that may be able to leverage greater resources, market knowledge or technical know-how to develop superior proprietary technologies. If such developments are successful, these competitors could attract our customers to their interfaces and away from our platform, limiting our ability to become a comprehensive, integrated full-scale HR platform. These developments may make our existing services obsolete or less competitive. In order to respond to such developments, we may be required to undertake substantial efforts and incur significant costs. In the event that we do not successfully respond to such developments in a timely and cost-effective manner, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If job seeker traffic to our website declines for any reason, our business and results of operations may be harmed.

Our ability to attract and retain job seekers on our website is critical for our continuing growth. If job seeker traffic on our website declines for any reason, our business and results of operations may be harmed. Our competitors’ search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours. Internet search engines could revise their methodologies, which may adversely affect our search result page ranking. Any such changes could decrease user traffic to our website and adversely affect the growth in our user base, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Any disruption in Internet access, telecommunications networks or our technology platform may cause slow response times or otherwise impair our users’ experience, which may in turn reduce user traffic to our website and significantly harm our business, financial condition and operating results.

Our online recruitment business is highly dependent on the performance and reliability of Russia’s Internet infrastructure, accessibility of bandwidth and servers to our service providers’ networks and the continuing performance, reliability and availability of our technology platform. Telecommunications capacity constraints in Russia may impede further development of our business and Internet usage more generally to the extent that users experience delays, transmission errors and other difficulties.

Our data center and all of our backup centers are located in Moscow and, therefore, we are heavily reliant on Russia’s Internet infrastructure to operate our business. Since these centers are located along with our headquarters in Moscow, our operations may also be negatively impacted by disruptions to power, natural disasters or other events affecting Moscow. In addition, if there were any system outages due to any Internet delays, disruptions, natural disasters or any other issues in Russia more generally, this would have a material adverse impact on our business and operating results depending on the length and severity of the issue.

We also rely on major Russian telecommunication companies, data center service providers and other infrastructure service providers to support us with bandwidth, data storage and other services. We may not have access to comparable alternative networks or services in the event of disruptions, failures or other problems. Any extreme disruption in Internet access or in the Internet generally could significantly harm our business, financial condition and operating results. Furthermore, we may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure our website is accessible within an acceptable load time, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may experience website disruptions, outages and other website performance problems for a variety of reasons, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our website simultaneously and denial of service or fraud or security attacks. For example, we experienced a minor outage, which resulted in our website being temporarily blocked to a small percentage of our users and we quickly remedied. In addition, we may experience slow response times or system failures due to a failure of our information storage, retrieval, processing and management capabilities. Slow response times or system failures may drive our job seekers away, reduce the attractiveness of our products and services or discourage employers and recruiters from posting jobs on our websites. If we experience technical problems in delivering our services over the internet, we could experience reduced demand for our services, lower revenue and increased costs.

Computer viruses, undetected software errors and hacking may cause delays or interruptions on our systems and may reduce the use of our services and damage our reputation and brand names.

Our online systems, including our website, apps and our other software applications, products and systems could contain undetected errors, or “bugs,” that could adversely affect their performance. Additionally, we regularly update and enhance our website and our other online systems and introduce new versions of our software products and applications. The occurrence of errors in any such update or enhancement may cause disruptions in our services and may, as a result, cause us to lose market share, and our reputation and brand name, business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, computer viruses and hacking may cause delays or other service interruptions on our systems. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment.

While we currently employ various antivirus and computer protection software in our operations, we cannot assure you that such protections will successfully prevent hacking or the transmission of any computer virus, which could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of “denial of service” or similar attacks and other material adverse effects on our operations.

We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation and brand names could be materially damaged and usage of our services may decrease. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability.

Privacy and data protection concerns, including evolving government regulation in the area of consumer data privacy or data protection, could adversely affect our business and operating results.

The effectiveness our technology, including our AI and platforms, and our ability to offer our products and services to job seekers and our customers rely on the collection, storage and use of data concerning job seekers and employers, including personally identifying or other sensitive data. Our collection and use of this data for job searches, job matching, data analytics or communications outreach might raise privacy and data protection concerns which could negatively impact the demand for our services. For example, our AI relies on the collection and use of data that we gather from job seekers, employers and various other sources, including external sources. Privacy and data protection laws could restrict or add regulatory and compliance processes to our ability to effectively use and profit from those services.

The government of the Russian Federation, for example, has enacted consumer data privacy or data protection legislation, including laws and regulations applying to the solicitation, collection, transfer, processing and use of personal data. This legislation could reduce the demand for our recruiting services if we fail to design or enhance our services to comply with the privacy and data protection measures required by the legislation. Moreover, we may be exposed to liability under existing or new consumer privacy or data protection legislation.

If we were found to be subject to and in violation of any privacy or data protection laws or regulations, our business may be materially and adversely impacted and we would likely have to change our business practices and potentially our product portfolio. In addition, these laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology to match job seekers with employers and vice-versa. In addition, if a breach of data security were to occur, or other violation of privacy or data protection laws and regulations were to be alleged, solutions may be perceived as less desirable and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may use open source software in a manner that could be harmful to our business.

We use open source software in connection with our technology and services. The original developers of the open source code provide no warranties on such code. Moreover, some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The use of such open source code may ultimately require us to replace certain code used in our products, pay a royalty to use some open source code or discontinue certain products. Our business, prospects, financial condition and results of operations could be materially and adversely affected by any of the above requirements.

Real or perceived inaccuracies of our internally calculated or third-party sourced operating metrics may harm our reputation and adversely affect our business and operating results.

We source most of our operating statistics, which are included in this prospectus and which we regularly communicate to the market, from independent online statistics providers such as LiveInternet, comScore, SimilarWeb and others. Some of our data providers calculate the number of our UMVs based on the number of different cookies or device IDs from which a website or a mobile application of ours is visited during a given day based on our internal data, which has not been independently verified. There are inherent challenges in measuring our UMVs accurately. For example, user devices with poor internet connectivity may fail to trigger the Java script code to record the unique visitor data. On the other hand, a user who visits our websites as well as our mobile applications on a given day may be counted as multiple UMVs due to the different cookies and IDs of the devices used to visit our websites and mobile applications.

Our measures of calculating operating metrics may differ from estimates published by third parties or from similarly titled metrics used by our competitors or other parties due to differences in methodology. In addition, our metrics may immaterially change retroactively if, for example, a job seeker is blocked and his/her CV is removed. If customers, employers or investors do not perceive our operating metrics to be accurate representations of our user base, or if we discover material inaccuracies in our operating metrics, our reputation may be harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We are subject to potential legal liability from both employers and job seekers with respect to our job matching suggestions and other human resource related services.

We are exposed to potential claims associated with the recruitment process, including claims by customers seeking to hold us liable for recommending a candidate who subsequently proves to be unsuitable for the position filled, claims by current or previous employers of our candidates alleging interference with employment contracts, claims by candidates against us alleging our failure to maintain the confidentiality of their employment search or alleging discrimination or other violations of employment law or other laws or regulations by our customers, and claims by either employers or candidates alleging the failure of our business process outsourcing services to comply with laws or regulations relating to employment, employee’s insurance or benefits, individual income taxes or other matters.

We may also be subject to claims or regulatory sanctions over actions by third parties beyond our control, such as misrepresentation of information, misuse of personal data or other inappropriate or unlawful actions by candidates or customers using our platform. In our user agreements and customer contracts, we have specific clauses where we explicitly deny any responsibility for actions by third parties or for the accuracy of information they provide to us, and it is a violation of our terms and conditions to misuse our services. Nevertheless, there can be no assurance that these preventative measures will fully protect us from any such claims, which, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. We do not maintain insurance coverage for liabilities arising from claims by employers, candidates or third parties.

Our business may suffer if we do not successfully manage our current and potential future growth.

We have grown significantly in recent years and we intend to continue to expand the scope and geographic reach of the services we provide. Our total revenue increased from ~~P~~3,104 million in the Predecessor 2015 Period to ~~P~~4,734 million in the Successor 2017 Period. Our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our sales and marketing capabilities.

Revenue growth may slow or revenue may decline for any number of reasons, including our inability to attract and retain job seekers, decreased customer spending, increased competition, slowing growth of the overall online job search market, the emergence of alternative business models, changes in government policies and general economic conditions. We may also lose users for other reasons, such as a failure to deliver satisfactory search results or transaction experiences or high quality services.

Certain factors may also prevent or delay growth in our industry, which could adversely affect our development and growth plans. Despite relatively high overall internet penetration levels in Russia, penetration of online recruitment services has historically been low and may not increase as quickly as we anticipate. Internet penetration levels throughout Russia have historically been uneven, with much higher penetration levels in urban areas, and these discrepancies could continue. The use of online services in general may decelerate, for example, as a result of slower economic development, declining population levels or declining investment in infrastructure. In addition, the pace of adoption of online recruitment services by blue collar job seekers could be slower than anticipated due to the continuing popularity of traditional recruitment channels, such as newspapers, billboards and word-of-mouth. The number of small and medium enterprises, which we believe represent an underpenetrated and growing segment of our market, could remain stable or start to decline, driven, for example, by adverse macroeconomic conditions. Any of these factors could frustrate our ability to realize our growth strategy and cause us to reevaluate our strategic goals and development priorities.

If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our services deteriorates due to mismanagement, our brand name and reputation could be severely harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we are unable to maintain and expand our scale of operations and generate a sufficient amount of revenue to offset the associated fixed and variable costs, our results of operations may be materially and adversely affected.

Online businesses like ours tend to involve certain fixed cost bases, and our ability to achieve desired operating margins in our recruitment business depends largely on our success in maintaining a scale of operations and generating a sufficient amount of revenue to offset the associated fixed and variable costs. Our fixed costs typically include compensation of employees, data storage and bandwidth expenses and office rental expenses. Our variable costs typically include commission-based compensation of sales employees and marketing expenses. As we have established the technology and network infrastructure to support an online business model, the incremental cost of adding new job postings and CVs online is relatively insignificant. We can serve additional customers and users with decreasing average cost. If we are unable to maintain economies of scale, our operating margin may decrease and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may not be able to successfully halt the operations of copycat websites or misappropriation of our data.

From time to time, third parties have misappropriated our data, including CV data, through website scraping, robots, copying CV or other data or other means and have aggregated this data on their websites with data from other companies. In addition, “copycat” websites may attempt to imitate the functionality of our website. Specifically, we have in the past experienced attempts by third parties or businesses who have purchased a paid subscription and received authorized access to our website to copy CV or other data from our website and use such information in a manner that violates our contractual the terms of use with such party (such as setting up copycat websites). We cannot assure you that similar events will not occur in the future and may materially and adversely impact our results of operations.

If we become aware of such websites, businesses or third parties, we would employ technological or legal measures, including initiating lawsuits, in an attempt to halt their operations. However, we may not be able to detect all such activities in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In some cases, our available remedies may not be adequate to protect us against such activities. Regardless of whether we can successfully enforce our rights against these websites or third parties, any measures that we may take could require us to expend significant financial or other resources, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, Russian law requires that operators (controllers) of personal data, such as us, undertake certain organizational and technical measures to protect the personal data that we process and to prevent unauthorized or illegal actions with respect to such data. Should it be determined by the relevant governmental body that such unauthorized copying and further use of job seekers’ CVs and personal data contained therein became possible due to our failure to undertake such measures, we may be subject to administrative penalties and civil litigation. See also “Applicable legislation imposes restrictions and requirements on us with respect to processing of certain types of personal and other data and data retention which may impose additional obligations on us, limit our flexibility, or harm our reputation with users.”

If we fail to protect our intellectual property rights, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We rely on registered trademarks and confidentiality agreements to protect our intellectual property rights. To date, we have not sought patent protection for our platform or any portion of it. Third parties may obtain, copy, reverse engineer or use without our authorization our intellectual property, which includes trademarks related to our brand, products and services, registered domain names, trade secrets and other intellectual property rights and licenses.

Historically, the Russian legal system and courts have not protected intellectual property rights to the same extent as the legal system and courts of the United States. Companies operating in Russia continue to face an elevated risk of intellectual property infringement as compared to other jurisdictions such as the United States. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving, which may make it more difficult for us to protect our intellectual property, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may be vulnerable to intellectual property infringement claims brought against us by others.

We rely to some extent on third-party intellectual property, such as licenses to use software to operate our business and certain other copyrighted works. Although we have never experienced any material intellectual property claims against us in the past, as we face increasing competition and as litigation becomes more common in Russia as a way of resolving commercial disputes, we face a higher risk of being subject to intellectual property infringement claims. A successful infringement claim against us could result in monetary liability or a material disruption in our business. Although we require our employees not to infringe others’ intellectual property, we cannot be certain that our products, services, content and brand names do not or will not infringe on valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business.

We may incur substantial expenses in defending against third party infringement claims, regardless of their merit. As a result, due to diversion of management time, expenses required to defend against any claim and the potential liability associated with any lawsuit, any significant litigation could significantly harm our business, financial condition and results of operations. If we were found to have infringed on the intellectual property rights of a third party, we could be liable to that party for license fees, royalty payments, lost profits or other damages, and the owner of the intellectual property may be able to obtain injunctive relief to prevent us from using the technology, software or brand name in the future. If the amount of these payments were significant, if we were prevented from incorporating certain technology or software into our products or services or if we were prevented from using our brand name, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may not be able to successfully execute future acquisitions or efficiently manage any acquired business.

As part of our growth strategy, we may decide to expand, in part, by acquiring certain complementary businesses. The success of any material acquisition will depend upon several factors, including our ability to: identify and acquire businesses cost-effectively; integrate acquired personnel user data, operations, products and technologies into our organization effectively; and retain and motivate key personnel and to sustainably retain the customers of acquired firms.

Any such acquisition may require a significant commitment of management time, capital investment and other management resources. We may not be successful in identifying and negotiating acquisitions on terms favorable to us. Any such acquisition could involve us taking on additional debt or give rise to new liabilities. In addition, we cannot be certain that any acquisition, if completed, will be successfully integrated into our existing operations. If we are unable to effectively integrate an acquired business, our business, financial condition and results of operations may be materially and adversely affected. In addition, if we use our equity securities as consideration for acquisitions, we may dilute the value of the common shares or ADSs. To date, we have not engaged in any material acquisitions.

We are exposed to the risk of violations of anti-corruption laws, anti-money laundering laws, and other similar laws and regulations.

We operate and conduct business in Russia, Kazakhstan, Belarus, Georgia, Kyrgyzstan, Azerbaijan and Uzbekistan. These are countries where there is a high risk of fraud, money laundering, bribery and corruption. We have policies and procedures designed to assist compliance with applicable laws and regulations and we are subject to the US Foreign Corrupt Practices Act of 1977 (“FCPA”) and the UK Bribery Act 2010 (the “Bribery Act”). The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. The provisions of the Bribery Act extend beyond bribery of government officials and create offences in relation to commercial bribery. These provisions are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. In particular, the Bribery Act (unlike the FCPA) does not require proof of corrupt intent to be established in relation to bribery of a public official and also creates offences for being bribed as well as bribing another person. Furthermore, unlike the vicarious liability regime under the FCPA, whereby corporate entities can be liable for the acts of its employees, the Bribery Act introduced a new offense applicable to corporate entities and partnerships which carry on part of their business in the UK that fail to prevent bribery, which can take place anywhere in the world, by persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring. This offence can render parties criminally liable for the acts of their agents, joint venture, or commercial partners even if done without their knowledge.

We maintain internal compliance policies and procedures, however, we can provide no assurances that these policies and procedures will be followed at all times or effectively detect and prevent all violations of the applicable laws and every instance of fraud, money laundering, bribery and corruption. We can provide no assurances that internal reports of potential violations of our internal compliance policies will not be made in the future or that violations of applicable anti-bribery or money laundering laws, including the FCPA will not occur. As a result, we could be subject to potential civil or criminal penalties under relevant applicable laws which may have adverse consequences on our business, prospects, financial condition or results of operations if we fail to prevent any such violations or are the subject of investigations into potential violations. In addition, such violations could also negatively impact our reputation and consequently, our ability to win future business. The consequences that we may suffer due to the foregoing may cause our business, prospects, financial condition and results of operations or reputation to be materially and adversely affected.

We engage in de minimis activities relating to Crimea, and these activities could impede our ability to raise funding in international capital markets and subject us to liability for noncompliance relating to various trade and economic sanctions laws and regulations.

In response to certain geopolitical tensions, a number of countries, including the United States, EU countries, and Canada, imposed a variety of trade and economic sanctions aimed at Russia as well as certain individuals and entities within Russia and Ukraine. In December 2014, the President of the United States issued Executive Order Number 13685, which established a region-specific embargo under U.S. law for the Crimea region. Among other things, this embargo generally prohibits U.S. persons and U.S. companies from engaging in investments in the Crimea region or most import or export trade in goods and services with parties in the Crimea region. Pursuant to Executive Order Number 13685, the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), has also placed parties operating in the Crimea region on the OFAC list of Specially Designated

Nationals and Blocked Persons (“SDN List”). U.S. persons and U.S. companies are generally prohibited from engaging in most transactions or dealings with parties on the SDN List. Currently, less than one percent of paying job seekers and customers who use our product and services are self-identified as being located in the Crimea region. In addition, since 2015, significantly less than one percent of our revenue has been generated from job seekers and customers located in the Crimea region. While we believe that current United States and EU sanctions do not preclude us from conducting our current business, new sanctions imposed by the United States and certain EU member states may restrict certain of our operations in the future. To the extent applicable, existing and new or expanded future sanctions may negatively impact our revenue and profitability, and could impede our ability to effectively manage our legal entities and operations both in and outside of Russia or raise funding from international financial institutions or the international capital markets. Although we take steps to comply with applicable laws and regulations, our failure to successfully comply with applicable sanctions may expose us to negative legal and business consequences, including civil or criminal penalties, government investigations, and reputational harm.

We depend upon talented employees, including our senior management, product and development specialists to grow, operate and improve our business, and if we are unable to retain and motivate our personnel and attract new talent, we may not be able to grow effectively.

Our success depends on our continued ability to identify, hire, develop, motivate and retain talented employees. Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees. Competition for senior management and key product and development personnel is intense and the pool of qualified candidates is to an extent limited. From time to time, some of our key personnel may choose to leave our company for various reasons, including change of interests or career development plans, compensation, or working relations with our board or with other team members, which could result in management turnover. If we are unable to retain the services of our key personnel or properly manage the working relationship among our management and employees, this may mean we will become exposed to legal or administrative proceedings or adverse publicities and our reputation may be harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Training of new employees with no prior relevant experience could be time-consuming and require a significant amount of resources. We may also need to increase the compensation we pay in order to retain our skilled employees. If competition in our industry further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel, especially high quality developers as there is currently significant market demand for this role. If we fail to attract additional highly skilled personnel or retain or motivate our existing personnel, we may be unable to grow effectively or at all, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Employee misconduct is difficult to determine and detect and could harm our reputation and business.

We face a risk that may arise out of our employees’ lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us, as well as cause us serious reputational or financial harm. Misconduct by employees may result in unknown and unmanaged risks and losses. It is not always possible to guard against employee misconduct and ensure full compliance with our risk management and information policies, and the precautions we take to detect such activity may not always be effective. The direct and indirect costs of employee misconduct can be substantial and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We do not have and may be unable to obtain sufficient insurance to protect ourselves from business risks.

The insurance industry in the Russian Federation is not yet fully developed, and many forms of insurance protection common in more developed countries are not yet fully available or are not available on comparable or commercially acceptable terms. We do not currently maintain insurance coverage for our offices or servers, business interruptions or third party liability in respect of property or environmental damage arising from accidents on our property or relating to our operations. Until we obtain adequate insurance coverage, there is a risk of loss or destruction of certain assets, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our substantial indebtedness may adversely affect our financial health.

We currently have substantial indebtedness. As of December 31, 2017, we had total indebtedness of ~~P~~7 billion, which consisted of a syndicated credit facility with VTB Bank (PJSC), dated May 16, 2016, as amended and restated (the “Credit Facility”). The Credit Facility consists of an initial ~~P~~5 billion secured credit facility, which was amended on October 5, 2017 to increase the maximum principal amount by an additional ~~P~~2 billion. The Credit Facility was collateralized with the shares of Headhunter FSU Limited, Zemenik Trading Limited, Headhunter LLC and Zemenik LLC. The Credit Facility was amended on December 29, 2017 simultaneously with the guarantee agreement to which we are a party, to allow us, subject to customary conditions, to proceed with offering-related matters including, inter alia, changing our corporate name and converting to a public company, completing the split of shares, issuing additional shares, providing indemnities in connection with this offering, decreasing additional capital, amending the charter documents and others (the “Amendment”). Simultaneously with the Amendment, we executed the release of the security over the shares of Zemenik Trading Limited. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual obligations and commitments—Credit Facility.”

Our substantial indebtedness may have important consequences for us. For example, it may:

•	make it more difficult for us to make payments on our indebtedness;

•	increase our vulnerability to general economic and industry conditions, including recessions and periods of significant inflation and financial market volatility;

•	require us to use a substantial portion of cash flow from operations to service our indebtedness, thereby reducing our ability to fund capital expenditures and other expenses;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less indebtedness;

•	limit our ability to borrow additional funds that may be needed to operate and expand our business; and

•	restrict our ability to pay dividends.

Any of the above would materially and adversely affect our business, prospects, financial condition and results of operations.

We have significant intangible assets on our balance sheet. Consequently, potential impairment of intangible assets may have an adverse material effect on our profitability.

Since the Acquisition, intangible assets have represented a significant portion of our assets. Goodwill and other intangible assets, which are comprised primarily of our brand name, CV database and non-contractual customer relationships, collectively amounted to 86% of our total consolidated assets as of December 31, 2017. We assess the potential impairment of intangible assets on at least an annual basis, as well as whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We may be required to record significant impairments in the future. Some of the developments which could cause us to recognize impairment of goodwill or other intangible assets include significant underperformance relative to historical or projected future operating results or significant negative industry or economic trends. Although the recording of such impairments does not trigger an immediate cash impact, our business, prospects, financial condition and results of operations could be materially and adversely affected, and significant future impairments of our intangible assets could reduce our profitability to such an extent that we would not be permitted under Cypriot law to declare and pay dividends.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ADSs or prevent us from growing our business.

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ADSs. We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to our ADSs. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance our existing indebtedness. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

Changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies could adversely affect our financial condition and results of operations.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Future changes in accounting standards, pronouncements or interpretations could require us to change our policies and procedures. The materiality of such changes is difficult to predict, and such changes could materially impact how we record and report our financial condition and results of operations. In addition, some accounting policies require the use of estimates and assumptions that may affect the reported value of our assets or liabilities and results of operations and are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. If those assumptions, estimates or judgments were incorrectly made, we could be required to correct and restate prior period financial statements, and there can be no assurances that we will make the correct judgments in the future, should any new standards be issued. Accounting standard-setters and those who interpret the accounting standards may also amend or even reverse their previous interpretations or positions on how various standards should be applied. Any of these changes are difficult to predict and can materially impact how we record and report our financial condition and results of operations, which could have a significant impact on our future financial statements.

Risks Relating to the Russian Federation and Other Markets in which We Operate

Investing in securities of issuers in emerging markets, such as the Russian Federation, Kazakhstan and other CIS countries, generally involves a higher degree of risk than investments in securities of issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets.

Emerging markets such as the Russian Federation, Kazakhstan, Belarus and other CIS countries are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks. Investors in emerging markets should be aware that these markets are subject to greater risk and should note that emerging economies such as the economies of the Russian Federation, Kazakhstan, Belarus and other CIS countries are subject to rapid change and that the information set out herein may become outdated relatively quickly.

Financial or economic crises, whether global or limited to a single large emerging market country, tend to adversely affect prices in equity markets of most or all emerging market countries as investors move their money to more stable, developed markets. Over the past few years, the Russian equity markets have been highly volatile, principally due to the impact of the global economic slowdown resulting from various factors, including the European sovereign debt crisis, the slowdown in Chinese economic growth and the dramatic fall in oil prices, as well as the deteriorating conditions of the Russian economy. As has happened in the past, financial problems such as significant ruble depreciation, capital outflows and a deterioration in other leading economic indicators or an increase in the perceived risks associated with investing in emerging economies due to, inter alia, geopolitical disputes such as the crisis in Ukraine and imposition of certain trade and economic sanctions in connection therewith, could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding sources are withdrawn. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes more significant than) those that we face in Russia. As we operate in emerging markets throughout the world, we may be exposed to any one or a combination of these risks, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Political risks could adversely affect the value of investments in the Russian Federation.

While the political situation in the Russian Federation has been relatively stable since 2000, future policy and regulation may be less predictable than in less volatile markets. The next presidential elections in Russia are scheduled for March 2018. Any future political instability could result in a worsening overall economic situation, including capital flight and a slowdown of investment and business activity. In addition, any change in the Russian Government or its programs or lack of consensus between the Russian President, the Prime Minister, the Russian Government, the Parliament and powerful political, social, religious, regional, economic or ethnic groups could lead to political instability and a deterioration in Russia’s investment climate that might limit our ability to obtain financing in the international capital markets, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

According to some commentators, politically motivated actions, including claims brought by the Russian authorities and state-owned companies against several major Russian companies, as well as cases of confiscation or renationalization of assets, have called into question the security and enforceability of property and contractual rights, progress of the free market and political reforms, the independence of the judiciary and the certainty of legislation. This has, in turn, resulted in significant fluctuations in the market price of Russian securities and had a negative impact on foreign investments in the Russian economy, over and above the general market turmoil recently. Any similar actions by the Russian authorities which result in a further negative effect on investor confidence in Russia’s business and legal environment could have a further material adverse effect on the Russian securities market and prices of Russian securities or securities issued or backed by Russian entities, including the shares.

Russia is a federative state consisting of 85 constituent entities, or “subjects.” The Russian Constitution reserves some governmental powers for the Russian Government, some for the subjects and some for areas of joint competence. In addition, eight “federal districts” (federal’nye okruga), which are overseen by a plenipotentiary representative of the President, supplement the country’s federal system. The delineation of authority among and within the subjects is, in many instances, unclear and contested, particularly with respect to the division of tax revenues and authority over regulatory matters. Subjects have enacted conflicting laws in areas such as privatization, land ownership and licensing. For these reasons, the Russian political system is vulnerable to tension and conflict between federal, subject and local authorities. This tension creates uncertainties in the operating environment in Russia, which may prevent businesses from carrying out their strategy effectively.

In addition, ethnic, religious, historical and other divisions have on occasion given rise to tensions and, in certain cases, military conflict. Moreover, various acts of terrorism have been committed within the Russian Federation. The risks associated with these events or potential events could materially and adversely affect the investment environment and overall consumer and entrepreneurial confidence in the Russian Federation, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Deterioration of Russia’s relations with other countries could negatively affect the Russian economy and those of the nearby regions.

Over the past several years, Russia has been involved in conflicts, both economic and military, involving other countries. On several occasions, this has resulted in the deterioration of Russia’s relations with other members of the international community, including the United States and various countries in Europe. Many of these jurisdictions are home to financial institutions and corporations that are significant investors in Russia and whose investment strategies and decisions may be affected by such conflicts and by worsening relations between Russia and its immediate neighbors.

For example, relations between Ukraine and Russia, as well as Georgia and Russia, have recently been strained over a variety of issues. The emergence of new or escalated tensions between Russia and other countries, including any escalation of the conflict or renewed fighting between Russia and Georgia, or the imposition of international trade and economic sanctions in response to these tensions, could negatively affect the economies in the regions where we are present, including the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our shares, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire. Additionally, the relationship between the U.S. and Russia is subject to fluctuation and periodic tension. Changes in political conditions in Russia and changes in the state of Russian-U.S. relations are difficult to predict and could adversely affect our operations or cause our company to become less attractive for U.S. investors.

Political and governmental instability in Russia and other countries of our operations could materially adversely affect our business, prospects, financial condition, results of operations and the value of our ADSs.

Economic instability in the countries where we operate could adversely affect our business.

Since the dissolution of the Soviet Union in 1991, the economies of Russia and other CIS countries where we operate have experienced periods of considerable instability and have been subject to abrupt downturns. From 2000 until the first half of 2008, Russia experienced rapid growth in its gross domestic product, higher tax collections and increased stability of the ruble, providing some degree of economic soundness. However, the Russian economy was adversely affected by the global economic crisis that began in the second half of 2008, which manifested itself through extreme volatility in debt and equity markets, reductions in foreign investment, sharp decreases in GDP and rise of unemployment around the world. While the situation globally has stabilized since to a certain extent, the Russian economy began to experience a new slowdown in 2013. As Russia produces and exports large quantities of crude oil, natural and metal products and other commodities, its economy is particularly vulnerable to fluctuations in the prices of commodities on the global market. In particular, the Brent Crude oil price suffered a significant decrease during 2014 and 2015. The commodity’s price declined from $112.36 per barrel on June 30, 2014 to $37.28 per barrel on December 31, 2015. During 2016 and 2017, the Brent Crude oil price continued to be volatile with $56.82 per barrel on December 31, 2016 and $66.73 per barrel on December 29, 2017.

While the Russian economy experienced some stabilization in 2016 and 2017, a financial downturn, as well as any future economic downturns or slow turns in Russia or the other CIS countries where we operate could lead to decreased demand for our services, decreased revenue and negatively affect our liquidity and ability to obtain debt financing, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Inflation may increase our costs and exert downward pressure on our operating margins.

The Russian economy and certain other CIS economies in which we operate have generally been characterized by high rates of inflation in recent years. According to the Russian Federal State Statistics Service, Rosstat, the consumer price index in Russia stood at 12.9%, 5.4% and 2.5% in 2015, 2016 and 2017, respectively. Because substantially all of our operations are in Russia and the CIS, our costs are sensitive to increases in prices in the region. As a result, high rates of inflation increase our costs, these increases in cost could negatively impact our operating margin, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Social instability could increase support for renewed centralized authority, nationalism or violence and could materially adversely affect our operations.

A decrease in the price of oil, as well as increased unemployment rates, the failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest in the markets in which we operate. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, including restrictions on foreign involvement in the economies of the countries where we have operations; and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenue, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Crime and corruption could disrupt our ability to conduct our business and thus materially adversely affect our operations.

The political and economic changes in recent years in the countries where we operate have resulted in significant changes in authority. In addition, the local and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, some members of the media in the countries we operate in regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, disrupt our ability to conduct our business, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Applicable legislation imposes restrictions and requirements on us with respect to processing of certain types of personal and other data and data retention which may impose additional obligations on us, limit our flexibility, or harm our reputation with users.

Collection and handling of user data by any entity or person in Russia and other countries may be subject to certain requirements and restrictions. If these requirements and restrictions are amended, interpreted or applied in a manner not consistent with current practice, we could face fines or orders requiring that we change our operating practices, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In Russia, in order to store an individual’s personal data, we must obtain his or her written or e-consent and use encryption and other technical means to protect his or her personal data. We do not collect or perform any operations on our users’ personal data, except when such collection or processing is in accordance with our terms of services and privacy policies which are available on our websites. Subject to several exemptions, processors of personal data must notify the appropriate Russian authority, we are included into the register of such processors.

According to the Federal Law No. 242-FZ “On Introduction of Changes to Certain Legislative Acts of the Russian Federation in Connection with Usage of Information Technologies in the Field of Healthcare” dated July 29, 2017 (the “Federal Law 242”), processors of personal data are obliged to record, systematize, accumulate, store, clarify (update, modify) and retrieve Russian citizens’ personal data using databases located only within Russia (subject to a limited number of exceptions), as well as to provide Roskomnadzor with the information on location of databases containing all citizens’ personal data.

Federal Law No. 242 may cause restrictions on the provision of information services as well as impose penalties on processors of personal data for failure to comply with the legal requirements (some of which may be subject to broad interpretation) for a number of reasons including the following:

•	“Localization” requirement with respect to personal data of Russian citizens introduced by Federal Law No. 242 and may, therefore, be interpreted as prohibiting to effect cross-border personal data processing; and

•	No standard definition of a database exists within the law. According to definitions of a database given in the Article 1260 of the Civil Code of the Russian Federation, as amended (the “Civil Code”), and GOST 20886, different documents and virtual objects (for example, MS Office files) may be referred to as a database. The information resources of our company, including personal data, may be stored in a virtual environment (including as part of cloud computing), which may significantly hinder the determination of the exact location of each virtual object and complicate provision of information on such location within the period stipulated by the Federal Law of the Russian Federation No. 152-FZ “On Personal Data” dated July 27, 2006 (the “Personal Data Law”). Therefore, the combination of such objects and their location in a complex information structure may be prone to ambiguous interpretation.

Although we believe we are in compliance with this legislation, compliance with the requirements provided may be practically difficult, require significant efforts and resources, lead to legal liability in other jurisdictions and limit functionality of our services. Compliance with these requirements may also limit our ability to compete with other companies located in other jurisdictions that do not require mandatory local storage of personal data relating to their users. However, any non-compliance with this requirement could lead to legal liability and potentially to restriction of the availability of the service in Russia. For example, in 2016, a Russian court ordered the blocking of access to a popular professional social networking website for violation of data protection legislation.

Due to the nature of the services we offer and the fact that we have a presence in a number of countries, we may also be subject to data protection laws of other jurisdictions, especially laws regulating the cross-border transfer of personal data, which may require significant compliance efforts and could result in liability for violations in other jurisdictions. As our business grows, we may also encounter increased pressure from foreign state authorities with respect to production of information related to users in circumvention of the international legal framework regulating the provision of such information. Any non-compliance with such requests may lead to liability, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Weaknesses relating to the legal system and legislation in the countries where we operate create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of our shares.

Each of the countries in which we operate is still developing the legal framework required to support the market economy. The following risks relating to these legal systems create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

•	inconsistencies between and among the constitution, federal and regional laws and subordinate legislation (presidential decrees and governmental, ministerial and local orders, decisions and resolutions) and other acts;

•	the lack of judicial and administrative guidance on interpreting certain legislation as well as conflicting interpretations of supreme general jurisdiction and arbitrazh courts;

•	the relative inexperience of judges and courts in interpreting certain aspects of legislation;

•	the lack of an independent judiciary;

•	a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses;

•	the possibility of rapid change in the current legislation, which could create ambiguities in interpretation and potential non-compliance; and

•	poorly developed bankruptcy and liquidation procedures and court practice that create possibilities of abuse.

The recent nature of much of the legislation in the CIS countries, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of these legal systems in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies. In addition, legislation in these countries often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Any of these weaknesses could affect our ability to enforce our rights under our licenses and contracts, or to defend ourselves against claims by others. Moreover, it is possible that regulators, judicial authorities or third parties may challenge our internal procedures and bylaws, as well as our compliance with applicable laws, decrees and regulations.

Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects.

Governmental authorities in the countries where we operate have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations.

Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits and claims, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government acts, to interfere with the performance of, nullify or terminate contracts.

In addition, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective. Selective or arbitrary government action could be directed at us, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Russian companies can be forced into liquidation on the basis of formal non-compliance with certain applicable legal requirements.

Certain provisions of Russian law may allow government authorities to seek a court order for the liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. For example, under Russian corporate law, if the net assets of a Russian joint stock company calculated on the basis of Russian accounting standards are lower than its charter capital as at the end of its third or any subsequent financial year, the company must either decrease its charter capital or be placed in liquidation. If the company fails to comply with these requirements, governmental or local authorities can seek the involuntary liquidation of such company in court, and the company’s creditors will have the right to accelerate their claims or demand early performance of the company’s obligations as well as demand compensation of any damages.

The existence of negative assets may not accurately reflect the actual ability to pay debts as they fall due. Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian accounting standards balance sheets; however, their solvency is not otherwise adversely affected by such negative net assets. Courts have, on rare occasions, ordered the involuntary liquidation of a company for having net assets less than the minimum charter capital required by law, even if the company had continued to fulfill its obligations and had net assets in excess of the minimum charter capital at the time of liquidation.

There have also been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used as a basis to seek the liquidation of a legal entity. Weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, such liquidation could lead to significant negative consequences to our business and financial condition.

Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits, or the findings of government inspections or increased governmental regulation of our operations, could result in a disruption in our business and substantial additional compliance costs and sanctions.

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, approvals, authorizations and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees’ compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations.

Our failure to comply with existing laws and regulations of the countries where we operate or to obtain all approvals, authorizations and permits or the findings of government inspections including the State Labor Inspection Service may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or requirements that we cease certain of our business activities, or criminal and administrative penalties applicable to our officers. Moreover, an agreement or transaction entered into in violation of law may be invalidated and/or unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could result in a disruption of our business and substantial additional compliance costs, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, the Federal Law No. 374-FZ dated July 6, 2016, also known as the “Yarovaya Law” (named after the Russian senator who initiated this law) (the “Yarovaya Law”) amending, among others, the Federal Law No. 149-FZ “On Information, Information Technology and Data Protection” dated July 27, 2006 (the “Law on Information”) requires arrangers of information distribution by means of Internet (the “arranger”) to store certain data for a period of one year. The norm of the law relating to the storage of messages content enters into force on July 1, 2018, see “Regulation—Privacy and Personal Data Protection Regulation.” Additional costs might be needed in order to comply with these requirements, however, the amount of such costs is currently unclear. Furthermore, the range of penalties for non-compliance with the Yarovaya Law is currently unclear as the underlying legislation has not been passed yet and may potentially entail other types of administrative penalties in addition to fines. If any of these were material or we were found to be in non-compliance, our business prospects, financial condition and results of operations could be materially and adversely affected.

According to Russian legislation, shareholders and participants of Russian companies have an opportunity to demand either liquidation of a company in a judicial proceeding or exclusion of other shareholders or participants (except for public joint stock companies) from the company.

According to the amendments to the Civil Code of the Russian Federation which came into effect on September 1, 2014, shareholders and participants of Russian companies have certain rights, including the following, which can be enforced through court order:

•	to demand the liquidation of a company in case of failure to achieve targets for which it was created, including a case when an operation of a company becomes impossible or is substantially hampered; and

•	to demand exclusion of a shareholder or participant (except for public joint stock companies) whose actions or inactivity either cause significant harm to or hamper the company’s operations.

In this regard, considering the lack of practice in applying these regulations, we cannot rule out the possibility of having such claims filed against us. Should such claims be brought, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Shareholder liability under Russian corporate law could cause us to become liable for the obligations of our subsidiaries.

Russian law generally provides that shareholders in a Russian joint-stock company or participants in a limited liability company are not liable for that company’s obligations and risk only the loss of their investment. This may not be the case, however, when one legal entity is capable of determining decisions made by another entity. The legal entity capable of determining such decisions is called the effective parent entity (osnovnoye obshchestvo). The legal entity whose decisions are capable of being so determined is called the effective subsidiary entity (docherneye obshchestvo). The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out business decisions if:

•	the effective parent gives binding directions to the effective subsidiary or provides consent to the relevant transactions entered into by the subsidiary; and

•	the right of the effective parent to give binding instructions is based on its share in the subsidiary’s capital, or is set out in a contract between such entities or stems from other circumstances.

In addition, under Russian law, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action of an effective parent. In these instances, the other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that causes the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. We could be found to be the effective parent of our subsidiaries, in which case we would become liable for their debts, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

The Russian banking system remains underdeveloped, the number of creditworthy banks in Russia is limited and another banking crisis could place severe liquidity constraints on our business.

Russia’s banking and other financial systems are less developed or regulated as compared to other countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Many Russian banks currently do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags far behind internationally accepted norms. Aided by inadequate supervision by the regulators, certain banks do not follow existing regulations of the Central Bank of Russia with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. Furthermore, in Russia, bank deposits made by corporate entities generally are not insured.

In recent years, there has been a rapid increase in lending by Russian banks, which has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks (including the banks with which we conduct banking transactions) to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. Serious deficiencies in the Russian banking sector, combined with a deterioration in the credit portfolios of Russian banks, may result in the banking sector suffering large losses during market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown, and thus becoming unable to lend or fulfill their obligations, including to their corporate depositors. In addition, the Central Bank of Russia has a practice of revoking from time to time the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Recently a number of banks and credit institutions have lost their licenses due to deficiency of capital and failure to meet the Central Bank of Russia requirements. During a banking crisis, Russian companies may be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that may occur during such a crisis.

The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia. Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation. During the course of 2014 and the first quarter of 2015, the credit rating of the Russian Federation was placed for review and downgraded by each of Moody’s, Fitch Ratings and Standard & Poor’s several times. As of September 2017, Russia has a Ba1 sovereign credit rating with a stable outlook from Moody’s, BBB- long-term sovereign rating with a positive outlook from Fitch Ratings and BB+/B foreign currency sovereign credit rating with a positive outlook from Standard & Poor’s.

Russian securities law may require us to list our securities on a stock exchange in Russia, which could impose additional administrative burdens on us and decrease the liquidity of trading in our shares on Nasdaq.

Russian companies that list their securities on an exchange outside of Russia are required by law to first list their securities concurrently on a licensed Russian stock exchange and to offer their securities in Russia. We are not covered by such requirement as we are incorporated outside Russia. The Russian securities regulator, the Central Bank of Russia, has at various times officially emphasized that foreign issuers with substantial assets in Russia should undertake concurrent listings in Russia, and has proposed to change the securities regulations with the view to making such requirement mandatory. As a result, we can provide no assurances that we will not experience pressure to list our shares in Russia, which may impose additional administrative burdens on us and may result in a reduction of the liquidity of trading in our shares on Nasdaq.

Regulatory authorities in Russia could determine that we hold a dominant position in our markets, which would result in limitations on our operational flexibility and may adversely affect our business, financial condition and results of operations.

The Russian Federal Law of the Russian Federation No. 135-FZ “On Protection of Competition” dated July 26, 2006, as amended (the “Competition Law”), establishes certain restrictions for activities of companies that occupy a dominant position in any markets of their operation. One of the important questions is to identify and define the relevant market, in which the entity in question operates. There are numerous aspects to be taken into account, including interchangeability or substitutability of the products and/or services for the consumer, their pricing and intended use. Different approaches may be applied in this respect by anti-monopoly authorities and the participants of the market. Although to date we have received what we consider to be routine inquiries from the Federal Antimonopoly Service of Russia (“FAS”), we have not engaged with the FAS to define our market position. At some point in the future, the FAS may conclude that we hold a dominant position in one or more of the markets in which we operate. If the FAS were to do so, this could result in heightened scrutiny for review and possible limitations on our future acquisitions and FAS order prescribing that we pre-clear with the FAS any substantial changes to our standard agreements with merchants and agents, as well as maintain our current agreements with business partners. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines linked to our revenue.

We may be subject to existing or new advertising legislation that could restrict the types and relevance of the ads we serve, which would result in a loss of advertisers and therefore a reduction in our revenue.

Russian law prohibits the sale and advertising of certain products and heavily regulates advertising of certain products and services. Ads for certain products and services, such as financial services, as well as ads aimed at minors and some others, must comply with specific rules and must in certain cases contain required disclaimers.

Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer. The application of these laws to parties that merely serve or distribute ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad serving system failed to include necessary disclaimers, we may be exposed to administrative fines or other sanctions, and may have to limit the types of advertisers we serve.

The regulatory framework in Russia governing the use of behavioral targeting in online advertising is unclear. If new legislation were to be adopted, or current legislation were to be interpreted, to restrict the use of behavioral targeting in online advertising, our ability to enhance the targeting of our advertising could be significantly limited, which could result in a loss of advertisers or a reduction in the relevance of the ads we serve, which would reduce the number of clicks on the ads and therefore, reduce our revenue.

Risks Relating to Russian Taxation

Changes in Russian tax law could adversely affect our Russian operations.

Generally, Russian taxes to which we are subject are substantial and include, among others: corporate income tax, value added tax, property tax, employment-related social security contributions; we are also subject to duties and corresponding liabilities of a tax agent with respect to withholding taxes due from some of its counterparties. Although the Russian tax climate and the quality of tax legislation have generally improved with the introduction of the Russian Tax Code, the possibility exists that Russia may impose arbitrary and/or onerous taxes and penalties in the future. Russia’s inefficient tax collection system increases the likelihood of such events, which could adversely affect our business. In particular, in early 2017, the Russian Government announced fundamental changes to the Russian tax system that will have a substantial impact on its structure. Employment-related social security contributions, indirect taxes (such as value added tax) and personal income tax may be affected by the proposed changes. The scope and substance of these changes is still under discussion and their final content and process for their implementation is still unclear. Due to a lack of clarity on the proposed changes, it cannot be definitively determined what effect these changes will have on Russian taxpayers, including us. Consequently, there can be no assurance that our tax burden will not increase significantly as a result of these changes.

Russian tax laws are subject to frequent change and some of the sections of the Russian Tax Code are comparatively new. Since 2014, several important new rules have been introduced into the Russian Tax Code as a part of the Russian Government’s policy focused on curtailing Russian businesses from using foreign companies mostly or only for tax reasons and imposing significant limitations on tax planning, and aimed at allowing Russian tax authorities to tax foreign income attributable to Russian companies (known as “deoffshorization measures”). These new rules include, in particular, (i) rules governing the taxation of

“controlled foreign companies” (CFC rules) (without limitation of jurisdictions to which this definition applies which residents may fall under); (ii) rules determining the tax residence status of non-Russian legal entities (tax residence rules); (iii) rules defining the “beneficial ownership” (“actual recipient of income”) concept and (iv) taxation of capital gains derived from the sale of shares in real estate rich companies (more than 50% of the value of the assets of which directly or indirectly consists of real estate located in Russia), all in effect from January 1, 2015; and (v) general anti-abuse rules (that base on the judicial concept of “unjustified tax benefits”, defined by the Supreme Commercial Court in 2006, and provide a few tests to support a tax reduction or tax base deduction, including the “main purpose test”), in effect from August 18, 2017. These changing conditions create tax risks in Russia that are more significant than those typically found in jurisdictions with more developed tax systems; they have significant effect on us, complicate our tax planning and related business decisions and may expose us to additional tax and administrative risks, as well as to extra costs necessary to secure compliance with the new rules. In addition, there can be no assurance that the current tax rates will not be increased, that new taxes will not be introduced.

The interpretation and application of the Russian Tax Code generally and the afore-mentioned new rules in particular has often been unclear or unstable. Differing interpretations may exist both among and within government bodies at the federal, regional and local levels; in some instances, the Russian tax authorities take positions contrary to those set out in clarification letters issued by the Ministry of Finance in response to specific taxpayers’ queries and apply new interpretations of tax laws retroactively. This increases the number of existing uncertainties and leads to the inconsistent enforcement of the tax laws in practice. Furthermore, over the recent years, the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits of taxpayers. Taxpayers often have to resort to court proceedings to defend their position against the Russian tax authorities. In the absence of binding precedent or consistent court practice, rulings on tax matters by different courts relating to the same or similar circumstances may be inconsistent or contradictory. In practice, courts may deviate from the interpretations issued by the Russian tax authorities or the Ministry of Finance in a way that is unfavorable for the taxpayer.

The Russian tax system is, therefore, impeded by the fact that, at times, it continues to be characterized by inconsistent judgment of local tax authorities and the failure by Russian tax authorities to address many of the existing problems. It is, therefore, possible that our transactions and activities that have not been challenged in the past may be challenged in the future, which may have a material adverse effect on our business, financial condition and results of operations and prospects and the trading price of the ADSs.

We are subject to tax audits by the Russian tax authorities, which may result in additional tax liabilities.

Generally, tax returns together with related documentation are subject to audit by tax authorities, which are authorized by Russian law to impose severe fines and penalties. As a rule, the tax authorities may audit tax periods within three years immediately preceding the year when the tax audit is initiated. Tax audit may be repeated (within the same general three-year limit) in a few specifically defined circumstances, such as the taxpayer’s reorganization or liquidation, or re-filing of a tax return (amended to decrease the tax payable), or if the tax audit is conducted by a higher-level tax authority as a measure of control over the activities of lower-level tax authority. Therefore, previous tax audits may not preclude from subsequent tax claims relating to the audited period.

The Russian Tax Code defines the three-year statute of limitations for imposition of tax penalties; the statute of limitation extends however if the taxpayer obstructed the performance of the tax audit (such that it created an insurmountable obstacle for the performance and completion of the tax audit). However, the terms “obstructed” and “insurmountable obstacles” are not specifically defined in Russian law; therefore, the tax authorities may interpret these terms broadly, effectively linking any difficulty experienced by them in the course of the tax audit with obstruction by the taxpayer and use that as a basis to seek additional tax adjustments and penalties beyond the three-year limitation term. Therefore, the statute of limitations is not entirely effective.

Tax audits may result in additional costs if the tax authorities conclude that we did not satisfy our tax obligations in any given tax period. Such audits may also impose additional burdens on us by diverting the attention of management resources. The outcome of these audits could have a material adverse effect on our business, prospects, financial condition, results of operations or the trading price of the ADSs.

In particular, prior to the Acquisition, our Predecessor entered into shareholder loans with the prior shareholders. Subsequently, we have determined that one or more of such loans may be classified as a deferred dividend, which may be subject to Russian withholding tax. We have therefore provided for a deferred tax liability of ~~P~~446 million related to additional tax amounts that may be due in relation to such amounts distributed from Russia to Cyprus. In the event our treatment of the prior shareholder loans is challenged, it is possible that the resulting tax liabilities (including penalties and interest related thereto) may exceed such deferred tax liability.

Russian transfer pricing rules may adversely affect the business of our Russian operations, financial condition and results of operations.

Russian transfer pricing rules apply to “controlled transactions” that include transactions with related parties and certain type of cross-border transactions and oblige the taxpayers to notify the tax authority on “controlled transactions” and to keep specific documentation proving the conformance with the “arm’s length principle.”

Although the transfer pricing rules are supposed to be in line with international transfer pricing principles developed by the OECD, there are certain significant differences with respect to how these principles are reflected in the local rules. Special transfer pricing rules apply to transactions with securities and derivatives. It is difficult to evaluate what effect transfer pricing rules may have on us.

In addition, although pricing applied in “controlled transactions” shall be audited by the Federal Tax Service (by its central office), in observance of the transfer pricing methods, in practice, lower-level tax authorities often attempt to scrutinize pricing and other terms in transactions between related parties more broadly, based on the “unjustified tax benefit” concept.

Accordingly, due to uncertainties in the interpretation and application of Russian transfer pricing rules, no assurance can be given that the Russian tax authorities will not challenge our transaction prices and make adjustments that could affect our tax position unless we are able to confirm the use of market prices, supported by appropriate transfer pricing documentation. The imposition of additional tax liabilities as a result of Russian transfer pricing rules may have a material adverse effect on our business, prospects, financial condition, results of operations or the trading price of the ADSs.

Russian thin capitalization rules and general interest deductibility rules allow different interpretations, which may affect our business.

The Russian Tax Code provides for three main restrictions that limit the deductibility of expense for interest accruing on indebtedness; these are, first, that a loan is obtained (indebtedness is incurred) with a proper economic reasoning (for a business purpose or justification); second, that the interest rate, if paid on related-party indebtedness, fits within certain interest rate (safe-harbor) ranges; and third, the thin capitalization rules (that apply to “foreign controlled debt” (i.e., indebtedness where a foreign direct or indirect shareholder or its affiliate act as a lender or a guarantor) and operate the 3:1 debt-to-equity ratio). In particular, under the thin capitalization rules, the ability to deduct interest is restricted to the extent the foreign controlled debt exceeds the equity by more than three times (12.5 times for banks and leasing companies). Interest on excess debt is non-deductible and treated as a dividend subject to withholding tax. The whole amount of interest accrued on foreign controlled debt would be treated for tax purposes as dividend (including would not be deductible) if the balance-sheet equity (the net asset value) of the indebted taxpayer is negative. The statutorily defined scope of the foreign controlled debt was amended recently such that loans obtained from banks or Russian affiliates are under certain conditions excluded; at the same time, loans obtained from foreign affiliates are explicitly included (basically, in line with the position developed previously in the administrative and court practice).

Our Russian operations may be affected by our inability to deduct interest based on the Russian thin capitalization rules in Russia if at any time the respective indebtedness qualifies as foreign controlled debt or by the inability to deduct interest based on other reasons.

Our non-Russian entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents.

The Russian Tax Code provides for extended taxation and related tax obligations for foreign legal entities that carry on commercial activities in Russia in such a manner to create the tax status of either a permanent establishment or a tax resident (in the first case, the foreign legal entity is subject to Russian corporate income tax with regard to income derived from activities conducted through the permanent establishment; in the second case, the Russian corporate income tax applies to worldwide income of the foreign legal entity; in addition, in both cases, other taxes may apply depending on the circumstances). Although tax residency rules for legal entities as defined in the Russian Tax Code are broadly similar to the respective concepts known in the international context (including those developed by the OECD for tax treaty purposes), they have not yet been sufficiently tested in the Russian administrative and court practice (since they were introduced from 1 January 2015). The permanent establishment concept has been in effect for a while, but several key elements of this concept (for example, the allocation of income and expenses to the permanent establishment) still lack any application guidelines.

While we do not believe our non-Russian entities to be Russian tax residents and intend to conduct our affairs so that we and any our non-Russian entities are not treated as having a permanent establishment in Russia, we cannot assure you that our non-Russian entities will not be treated as having a permanent establishment or as a Russian tax resident. If any of these occurs, additional Russian taxes (as well as related penalties) would be imposed on us and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may encounter difficulties in obtaining lower rates of Russian withholding income tax for dividends distributed from our Russian subsidiaries.

Dividends paid by Russian subsidiaries to their foreign corporate shareholders are generally subject to Russian withholding income tax at a rate of 15%; although this tax rate may be reduced under an applicable tax treaty if certain conditions defined in the tax treaty are met (in particular, if the shareholder receiving the dividend is a beneficial owner of respective dividends).

The concept of “beneficial ownership” was introduced into the Russian Tax Code as of January 1, 2015, as a part of the deoffshorization rules, and then amended in 2016 (mainly to bring it in line with the OECD-defined concept). In accordance with this concept, if a person serves as an intermediary and has an obligation to transfer part or all of the income received from the company to a third party (i.e., a person that is not able to act independently with respect to the use and disposition of the received income), such person may not be treated as beneficial owner of income. The result of the denial of beneficial owner’s treatment would be the denial of tax treaty benefits (such as the reduced tax on dividends). Although the “beneficial ownership” concept as currently defined in the Tax Code is in line with the relevant internationally known rules, the application of this concept in the Russian administrative and court practice currently shows rather broad and conflicting interpretations. Given the current conflicting interpretation of the “beneficial ownership” concept, the application of this concept may lead to excessive taxation of our retained earnings on their distribution.

Risks Relating to Our Organizational Structure

The rights of our shareholders are governed by Cyprus law and our articles of association, and differ in some important respects from the typical rights of shareholders under U.S. state laws.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our articles of association are different than under the laws of some U.S. state laws. For example, by law, existing holders of shares in Cypriot public companies are entitled as a matter of law to pre-emptive rights on the issue of new shares in that company (if shares are issued for cash consideration). The pre-emptive rights, however, may be disapplied by our shareholders at a general meeting for a period of five years.

In addition, our articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S.:

•	our board of directors can only take certain actions by means of a supermajority vote of 75% of its members, including approving our annual budget and business plan, disposing of our interest in a subsidiary if such disposal results in a change of control over such subsidiary, issuing shares for consideration other than cash and other actions;

•	our shareholders are able to convene an extraordinary general meeting; and

•	if our board of directors exercises its right to appoint a director to fill a vacancy on the board created during the term of a director’s appointment, shareholders holding 10.01% of the voting rights of the company may terminate the appointment of all of the directors and initiate reelection of the entire board of directors.

Further, our articles of association also require the approval of no less than 75% of present and voting shareholders for certain matters, including, among other things, amendments to our constitutional documents, dissolution or liquidation of our company, reducing the share capital, buying back shares and approving the total number of shares and classes of shares to be reserved for issuance under any employee stock option plan or any other equity-based incentive compensation program of our group.

As a result of the differences described above, our shareholders may have rights different to those generally available to shareholders of companies organized under U.S. state laws, and our board of directors may find it more difficult to approve certain actions.

We may be deemed a tax resident outside of Cyprus.

According to the provisions of the Cyprus Income Tax Law, a company is considered a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation. However, certain criteria generally considered as having to be taken into account in order to determine whether a company will be considered as being a tax resident of Cyprus include: (i) whether the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) whether the board of directors has a decision making power that is exercised in Cyprus in respect of key management, strategic and commercial decisions necessary for the company’s operations and general policies and, specifically, whether the majority of the board of directors meetings take place in Cyprus and, also, whether the majority of the board of directors are tax residents of Cyprus; (iii) whether the shareholders’ meetings take place in Cyprus; (iv) whether the company has issued general powers of attorney delegating the board’s power to exercise control and make decisions; (v) whether the corporate filings and reporting functions are performed by representatives located in Cyprus; (vi) whether the agreements relating to the company’s business or assets are executed or signed in Cyprus. If we are deemed not to be a tax resident in Cyprus, we may not be subject to the Cypriot tax regime other than in respect of Cyprus sourced income and we may be subject to the tax regime of the country in which we are deemed to be a tax resident. Further, we would not be eligible for benefits under the tax treaties entered into between Cyprus and other countries. A company incorporated and currently a tax resident in Cyprus, due to the recent amendments to the Russian legislation, can, in specific circumstances, be considered by the Russian tax authorities to be a tax resident in Russia. However, the tax treaty in force between Cyprus and Russia provides that such a company shall be deemed to be a tax resident of the state in which the place of effective management of the company is situated. A protocol to this treaty was signed in October 2010 and ratified by Cyprus in September 2011 and the Russian Duma in February 2012. This protocol provides that the process of determining the effective management in this case will be achieved through the two states endeavoring to determine the place of effective management by mutual agreement having regard to all relevant factors. Where the majority of our board of directors comprises tax residents or citizens outside of Cyprus, this may pose a risk that we, even if we are managed and controlled in Cyprus and therefore a tax resident in Cyprus, may be deemed to have a permanent establishment outside of Cyprus. Such a permanent establishment could be subject to taxation of the jurisdiction of the permanent establishment on the profits allocable to the permanent establishment. If we are tax resident in a jurisdiction outside of Cyprus or are deemed to have a permanent establishment outside of Cyprus, our tax burden may increase significantly, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

As a holder of our ADSs, you may not be able to exercise your pre-emptive rights in relation to future issuances of ordinary shares.

To raise funding in the future, we may issue additional ordinary shares, including in the form of ordinary shares. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied by our shareholders at a general meeting for a specific period). You may not be able to exercise pre-emptive rights for ordinary shares where there is an issue of shares for non-cash consideration or where pre-emptive rights are disapplied. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ordinary shares to rely on it. Accordingly, you may not be able to exercise your pre-emptive rights on future issuances of ordinary shares, and, as a result, your percentage ownership interest in us would be diluted. As our shareholders authorized the disapplication of pre-emptive rights for a period of five years from the date of the completion of this offering, any issuances of shares after the five-year period will be subject pre-emptive rights unless those rights are additionally disapplied. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so via a rights offering in the United States.

Because of their significant voting power, our principal shareholders will be able to exert control over us and our significant corporate decisions.

Immediately prior to this offering, our principal shareholders, Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with GS Group Inc., controlled 100% of our issued and outstanding ordinary shares. Upon completion of this offering, the shares owned by our principal shareholders will collectively represent             % of the voting power of our outstanding capital stock. As a result, our principal shareholders will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of our principal shareholders might not coincide with the interests of the other holders of our capital stock. This concentration of ownership may harm the value of our ordinary shares, among other things:

•	delaying, deferring or preventing a change in control of our Company;

•	impeding a merger, consolidation, takeover or other business combination involving our Company; or

•	causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

We may be subject to defense tax in Cyprus.

Cypriot companies must pay a Special Contribution for the Defense Fund of the Republic of Cyprus, or the defense tax, at a rate of 17% on deemed dividend distributions to the extent that their ultimate beneficial owners are Cypriot tax residents. A Cypriot company that does not distribute at least 70% of its after tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution, subject to the defense tax, is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to the defense tax to the extent of the appropriation of shares held in the company at that time by Cyprus tax residents. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to any movable or immovable property.

The defense tax payable as a result of a deemed dividend distribution is paid in the first instance by the Company which may recover such payment from its Cypriot shareholders by deducting the amount from an actual dividend paid to such shareholders from the relevant profits. To the extent that we are unable to recover this amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, we will suffer the cost of this defense tax. Imposition of this tax could have a material adverse effect on our business, financial condition and operating results if we are unable to recover the tax from shareholders as described above.

In September 2011, the Commissioner of the Inland Revenue Department of Cyprus issued Circular 2011/10, which exempted from the defense tax any profits of a company that is tax resident in Cyprus imputed indirectly to shareholders that are themselves tax residents in Cyprus to the extent that these profits are indirectly apportioned to shareholders who are ultimately not Cyprus tax residents.

Our interest expenses may not be tax deductible.

In May 2012, the House of Representatives of Cyprus enacted laws, effective as of January 1, 2012 that provide that if a Cyprus parent company incurs an interest expense on the acquisition of shares of a company that is a wholly owned subsidiary (whether directly or indirectly and irrespective of whether the subsidiary is a Cyprus or foreign company), the interest expense will not be deductible for tax purposes by the parent company. This deduction will only be available provided the subsidiary owns assets that are used in its business and the amount of interest deducted is limited and proportionate to the amount and value of assets used in the business. If we are unable to deduct our interest expenses for tax purposes, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may be treated as a passive foreign investment company, which could result in material adverse tax consequences for investors in the ADSs subject to U.S. federal income tax.

Special U.S. federal income tax rules apply to U.S. persons owning shares of a “passive foreign investment company” as defined in the Internal Revenue Code of 1986 (a “PFIC”). If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds the ADS (or ordinary shares represented by the ADSs), the U.S. Holder may be subject to certain material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs (or such ordinary shares), or upon the receipt of distributions in respect of the ADSs (or such ordinary shares). Based on the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of our income and assets from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the ADSs.

Risks Relating to our Initial Public Offering and Ownership of our ADSs

As a foreign private issuer and “controlled company” within the meaning of the Nasdaq’s corporate governance rules, we are permitted to, and we will, rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

As a company not listed on the regulated market of the Cyprus Stock Exchange, we are not required to comply with any corporate governance code requirements applicable to Cypriot public companies.

The Nasdaq corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the Nasdaq corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our remuneration committee is not required to be comprised entirely of independent directors and we will not be required to have a nominating committee. Therefore, our board of directors approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the Nasdaq corporate governance standards.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the Nasdaq corporate governance rules. A “controlled company” under the Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our principal shareholder will control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the Nasdaq corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating committee consist entirely of independent directors.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find our ADSs less attractive because we will rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2018. We would lose our foreign private issuer status if, for example, more than 50% of our total assets are located in the United States as of June 30, 2018. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2019, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain Cypriot corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the Nasdaq requirements to have the audit committee appoint our Independent Registered Public Accountants, Nasdaq rules for shareholder meeting quorums and record dates and Nasdaq rules requiring shareholders to approve equity compensation plans and material revisions thereto. We may in the future elect to follow home country practices in Cyprus with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We identified material weaknesses and significant deficiencies in our internal control over financial reporting. The existing material weaknesses in our internal control over financial reporting could result in material misstatements in our historical financial reports and, if we are unable to successfully remediate the material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other relevant resources with which to address our internal controls and procedures. Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in the course of reviewing our financial statements in preparation for this offering, our management and our Independent Registered Public Accounting Firm identified deficiencies that we concluded represented material weaknesses and significant deficiencies in our internal control over financial reporting primarily attributable to our lack of an effective control structure and sufficient financial reporting and accounting personnel. SEC guidance defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. SEC guidance defines a significant deficiency as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.

Our findings related to our financial reporting as of the years ended December 31, 2015 and 2016 include material weaknesses where: (i) we did not design, implement and maintain an effective control environment with the appropriate functions, bodies (including an audit committee or equivalent body at the board level and internal audit control function) and formalized processes and procedures in order to independently review and challenge the financial statements prepared by the financial reporting group; (ii) we did not have a sufficient number of accounting personnel with appropriate expertise required for the timely preparation and review of accounting schedules and financial statements in order to adequately meet the reporting and compliance requirements as an

SEC registrant; (iii) we did not maintain effective allocation and segregation of duties in our financial reporting process (specifically for identifying, accumulating and reviewing all required supporting information) to ensure the completeness and accuracy of the preparation and review of consolidated financial statements and disclosures; (iv) we did not retain the evidence of review of significant contracts and non-routine transactions that could lead to potential misstatements in the financial statements as well as other adverse effects; and (v) our information systems access, the segregation of duties and user access rights within information systems and change management controls were not operating effectively.

Our findings related to our financial reporting as of the year ended December 31, 2017 include material weaknesses where: (i) we did not design, implement and maintain an effective control environment with the appropriate functions, bodies (including an audit committee or equivalent body at the board level and internal audit control function) and formalized processes and procedures in order to independently review and challenge the financial statements prepared by the financial reporting group; (ii) we did not have a sufficient number of accounting personnel with appropriate expertise required for the timely preparation and review of accounting schedules and financial statements in order to adequately meet the reporting and compliance requirements as an SEC registrant; and (iii) our information systems access, the segregation of duties and user access rights within information systems and change management controls were not operating effectively.

As a result of these findings, we may not have been able to identify any potential material errors in our historical consolidated financial statements, and our historical consolidated financial statements might have been misstated in a manner that may not have been detected or prevented.

We have commenced measures to remediate the material weaknesses and significant deficiencies related to our financial reporting as of the year ended December 31, 2017 by engaging a Big Four advisory and accounting firm (the “Accounting Advisor”) to assist us in designing and implementing improved internal processes and controls, as well as enhancing our accounting policy and procedures. In addition to hiring the Accounting Advisor, we intend to: (i) hire additional finance and accounting personnel with expertise in preparation of financial statements in accordance with IFRS; (ii) further develop and document our accounting policies and financial reporting procedures, improve existing control processes and implement new control processes with the assistance of the Accounting Advisor; and (iii) establish an access policy for our accounting system and improve access rights and change management control procedures for our information systems. There can be no assurance that we will be successful in pursuing these measures, or that these measures will significantly improve or remediate the material weaknesses described above. There is also no assurance that we have identified all of our material weaknesses or that we will not in the future have additional material weaknesses. If we fail to remediate the material weaknesses or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ADSs could be materially and adversely affected. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. There is no assurance that we will be able to remediate the material weaknesses in a timely manner, or at all, or that in the future, additional material weaknesses will not exist or otherwise be discovered. If our efforts to remediate the material weaknesses identified are not successful, or if other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our required reports under the Exchange Act, restatements of our consolidated financial statements, a decline in the price of our ADSs, suspension or delisting of our ADSs from Nasdaq, and could adversely affect our reputation, results of operations and financial condition.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”) requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act (“Section 404(b)”) requires our

Independent Registered Public Accounting Firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.

We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending December 31, 2019. As discussed above in “—We identified material weaknesses and significant deficiencies in our internal control over financial reporting. The existing material weaknesses in our internal control over financial reporting could result in material misstatements in our historical financial reports and, if we are unable to successfully remediate the material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our ADSs may be materially and adversely affected,” we and our Independent Registered Public Accounting Firm identified certain material weaknesses in connection with our December 31, 2015, 2016 and 2017 audits. The continued presence of these or other material weaknesses and/or significant deficiencies in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports, delays in our financial reporting, and that could require us to restate our operating results, or our auditors may be required to issue a qualified audit report, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ADSs could be materially and adversely affected. We might also not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, and maintain satisfactory controls once achieved, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal controls.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our Independent Registered Public Accounting Firm is unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our ADSs could decline, and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.

The obligations associated with being a public company will require significant resources and management attention.

As a public company in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase the demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

For as long as we are an “emerging growth company” under the JOBS Act, our Independent Registered Public Accounting Firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. See “Prospectus Summary—Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer.’” Furthermore, after the date we are no longer an emerging growth company, our Independent Registered Public Accounting Firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our Independent Registered Public Accounting Firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the price of our ADSs.

There is no existing market for our ADSs, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has been no public market for our ADSs. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on Nasdaq or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any shares of our ADSs that you purchase, and the value of such shares might be materially impaired. The initial public offering price for our ADSs will be determined by negotiations between us and the representative of the several underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your ADSs at prices equal to or greater than the price you paid in this offering.

HeadHunter Group PLC is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiary to generate sufficient cash flow to make upstream cash distributions to us. Our operating subsidiaries are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiary and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiary generally will have priority as to the assets of such subsidiary over our claims and claims of our creditors and shareholders. In addition, as our material subsidiary generates profits and declares dividends in rubles and any dividends paid to holders of our ADSs in the future would be paid in U.S. dollars, any significant fluctuation of the value of the ruble against the U.S. dollar and other currencies may materially and adversely affect the dividend amounts received by holders of our ADSs. For further information on exchange rates, see “Exchange Rates.” To the extent the ability of our subsidiary to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

Anti-takeover provisions in our organizational documents and Cyprus law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our ADSs and prevent attempts by our shareholders to replace or remove our current management.

As we are incorporated in Cyprus, we are subject to Cypriot law. Our amended and restated memorandum and articles of association contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. In particular, our amended and restated memorandum and articles of association will permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate.

Our board of directors could also authorize the issuance of preference shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction. We are also subject to certain provisions under Cyprus law which could delay or prevent a change of control. In particular, any merger, consolidation or amalgamation of the Company would require the active consent of our board of directors. Our board of directors may be appointed or removed by the holders of the majority of the voting power of our shares (which, upon completion of this offering, will be controlled by our principal shareholders). Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our ADSs.

Neither Cypriot or the broader EU takeover laws apply to us and the mandatory offer requirements in our amended and restated memorandum and articles of association do not apply to any of our existing shareholders or its affiliates as of                      and do not preclude either of those shareholders from acquiring or re-acquiring, as the case may be, a majority of the voting rights in the Company, and accordingly our minority shareholders do not benefit in such cases from the same protections that the minority shareholders of a Cypriot company that is listed on an EU regulated market would be entitled to.

As of the date of this prospectus, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares of a Cypriot company even if such an acquisition confers on such person control if such company’s shares are not listed on a regulated market in the European Economic Area unless the acquirer acquires 90% or more of all the shares of a target company or of any class of shares in the target company, or acquires sufficient shares to aggregate, together with those which it already holds (in its own name or that of a nominee or held by its subsidiary) 90% or more of the target’s shares. Neither our shares nor our ADSs are listed on a regulated market in the EEA. Consequently, a prospective bidder acquiring either our shares or ADSs may gain control over us in circumstances in which there is no requirement to conduct a mandatory offer under an applicable statutory takeover protection regime.

Our amended and restated memorandum and articles of association contain a mandatory tender offer provision that requires a third party acquiror that acquires, together with parties acting in concert,     % or more

of the voting rights in our shares, either in the form of shares or ADSs, to make a tender offer to all of our other shareholders and ADS holders at the highest price paid for shares in the Company by that third party (or parties acting in concert) in the preceding 12 months (see ‘‘Description of Share Capital and Articles of Association - Mandatory offer requirements’’). However, the provision does not apply to any of our existing shareholders or their affiliates as of                     , which means such shareholders (including Elbrus Capital and GS Group Inc., and their respective affiliates) can individually or collectively go below     % of the voting power and subsequently acquire more than     % of the voting power without making a tender offer.

Accordingly, the mandatory tender offer provision in our amended and restated memorandum and articles of association does not provide a minority shareholder with a right to dispose of its shares in a number of scenarios in which a shareholder, together with parties acting in concert if applicable, may acquire control over us. As a result, holders of ADSs may not be given the opportunity to receive treatment equal to what may be received, in the event of an offer made by a potential bidder with a view to gaining control over us or by certain other holders of ADSs or, as the case may be, shares at the relevant time.

The price of our ADSs might fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at or above the price you paid for such shares. The trading price of our ADSs may be volatile and subject to wide price fluctuations in response to various factors, including:

•	the overall performance of the equity markets;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	additions or departures of key personnel;

•	sale of our ADSs by us, our principal shareholders or members of our management;

•	general economic conditions;

•	changes in interest rates; and

•	availability of capital.

These and other factors might cause the market price of our ADSs to fluctuate substantially, which might limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our ADSs could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Future sales of our ADSs, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our ADSs in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have              ordinary shares outstanding. The ADSs offered in this offering will be freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, our executive officers, directors and the selling shareholder have agreed, subject to specified exceptions, with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act; or otherwise dispose of any shares, options or warrants to acquire shares, or securities exchangeable or exercisable for or convertible into shares currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC. See “Underwriting (Conflicts of Interest).”

All of our ADSs outstanding as of the date of this prospectus may be sold in the public market by existing shareholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. See “Shares and ADSs Eligible for Future Sale” for a more detailed description of the restrictions on selling our ADSs after this offering.

In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisition. The amount of ADSs issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding ADSs.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, our stock price and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We may have limited, and may never obtain significant, research coverage by securities and industry analysts. If no additional securities or industry analysts commence coverage of our Company, the trading price for our ADSs could be negatively affected. In the event we obtain additional securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, the price of our ADSs will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our ADSs could decrease, which could cause the price of our ADSs or trading volume to decline.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by their ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, including any general meeting of our shareholders, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us, (ii) a statement that such holder will be entitled to give the depositary instructions and a statement that such holder may be deemed, if the depositary has appointed a proxy bank as set forth in the deposit agreement, to have instructed the depositary to give a proxy to the proxy bank to vote the ordinary shares underlying the ADSs in accordance with the recommendations of the proxy bank and (iii) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. The depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested. Under the deposit agreement for the ADSs, we may choose to appoint a proxy bank. In this event, the depositary will be deemed to have been instructed to give a proxy to the proxy bank to vote the ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote in a timely fashion and in the manner specified by the depositary.

The effect of this proxy is that you cannot prevent the ordinary shares representing your ADSs from being voted, and it may make it more difficult for shareholders to exercise influence over our company, which could adversely affect your interests. Holders of our ordinary shares are not subject to this proxy.

You may not receive distributions on the ordinary shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it receives on our ordinary shares after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution to any holders of our ADSs or ordinary shares. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.

It may be difficult to enforce a U.S. judgment against us, our directors and officers named in this prospectus outside the United States, or to assert U.S. securities law claims outside of the United States.

All of our current directors and senior officers reside outside the United States, principally in the Russian Federation. Substantially all of our assets and the assets of our current directors and executive officers are located outside the United States, principally in the Russian Federation. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Enforcement of Civil Liabilities.” Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not US law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

In particular, investors should be aware that there is uncertainty as to whether the courts of the Russian Federation would recognize and enforce judgments of U.S. courts obtained against us or our directors or management as well as against the Selling Shareholders predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in Russian courts against us or our directors or officers as well as against the Selling Shareholders predicated upon the securities laws of the United States or any state in the United States. There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability;

•	our expectations regarding the development of our industry and the competitive environment in which we operate;

•	the growth in the usage of our mobile platform and our ability to successfully monetize this usage;

•	the growth of our brand awareness and overall business; and

•	our ability to improve our user experience, product offerings and technology platform and product offerings to attract and retain job seekers.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	significant competition in our markets;

•	our ability to maintain and enhance our brand;

•	our ability to improve our user experience, product offerings and technology platform to attract and retain job seekers;

•	our ability to respond effectively to industry developments;

•	our dependence on job seeker traffic to our websites;

•	our reliance on Russian Internet infrastructure;

•	global political and economic stability;

•	privacy and data protection concerns;

•	our ability to successfully remediate the existing material weaknesses in our internal control over our financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	our ability to effectively manage our growth; and

•	our ability to attract, train and retain key personnel and other qualified employees.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

EXCHANGE RATES

Our functional and reporting currency is the ruble and substantially all of our costs are denominated in ruble. No representation is made that the ruble amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On March 9, 2018 the exchange rate was $1.00 = ~~P~~56.7072.

The following table sets forth information concerning exchange rates between the ruble and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

Fluctuations in the exchange rate between the ruble and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any, paid in rubles on the ADSs. The following table presents information on the exchange rates between the ruble and the U.S. dollar for the periods indicated:

	Period-end	Average for period	Low	High
	(~~P~~ per U.S. dollar)
Year ended December 31:
2013	32.8944	31.8644	29.8590	33.5178
2014	58.2510	38.6244	33.0314	70.5188
2015	72.9250	61.2456	49.0038	73.4322
2016	61.2224	66.9659	60.2020	82.2878
2017	57.5700	58.3401	55.8885	61.1399

Month ended:
January 31, 2018	56.2815	56.6222	55.7825	57.5287
February 28, 2018	56.2352	53.8363	55.8211	58.5347
March 2018 (through March 9, 2018)	56.7072	56.8251	56.5352	57.1411

Source: Bloomberg

USE OF PROCEEDS

The Selling Shareholders are selling all of the ADSs being sold in this offering. Accordingly, we will not receive any proceeds from the sale of ADSs in this offering. We will bear all costs, fees and expenses in connection with this offering, which are estimated to be $            .

In connection with the Acquisition, Highworld Investments Limited entered into a profit sharing arrangement with an affiliate of Ivan Tavrin, and ELQ Investors VIII Limited in turn entered into a pro rata arrangement with Highworld Investments Limited, pursuant to which Mr. Tavrin’s affiliate will receive approximately 9% of any profit that Highworld Investments Limited and ELQ Investors VIII Limited realize with regard to their investment in the Company, including any profit realized upon the sale of its ADSs in this offering. Mr. Tavrin is not a shareholder of the Company and has no rights in the Company or its shares or with regard to its management. Mr. Tavrin is a well-known Russian telecom, media and technology entrepreneur who was a founder, shareholder and head of a number of Russian companies. He was CEO of Megafon from 2012 to 2016. Mr. Tavrin previously held a position on the board of directors of Mail.Ru (but did not hold such position at the time of the Acquisition) and affiliates of Highworld Investments Limited have historically had and continue to have joint investment projects with Mr. Tavrin in other businesses that are not related to the Company. Mr. Tavrin is not otherwise affiliated with the Selling Shareholders or the Company.

DIVIDEND POLICY

We have historically paid dividends and, while we have not adopted a formal dividend policy, we currently expect that we will continue to do so from time to time in the future. Any future determination regarding the payment of a dividend will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, our future growth initiatives and strategic plans, including possible acquisitions, restrictions imposed by our financing arrangements, tax considerations and other relevant factors. The payment of all future dividends, if any, must be recommended by our board of directors, at its sole discretion.

We may only pay out dividends of the profits as shown in our annual IFRS accounts. Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our net assets below the total sum of the issued share capital and the reserves that we must maintain under Cyprus law and our articles of association.

As a holding company, the level of our income and our ability to pay dividends depend primarily upon the receipt of dividends and other distributions from our subsidiaries. The payment of dividends by our subsidiaries is contingent upon the sufficiency of their earnings, cash flows, regulatory capital requirements and distributable profits.

Our Credit Facility contains certain restrictions on our ability to declare and pay dividends, including that we cannot declare and pay dividends without the prior written consent of VTB Bank (PJSC) except in the following cases: (i) payments of distributable profit by any Debtor in favor of another Debtor and by any participant of the Group in favor of Zemenik LLC, Headhunter FSU Limited, HeadHunter Group PLC or Headhunter LLC; (ii) payments of distributable profit in favor of our shareholders in the amount not exceeding 50% of the Adjusted Consolidated Net Profit of the Group and subject to confirmation by VTB Bank (PJSC) that the value of the Adjusted Debt Load Indicator does not exceed 2.9:1; (iii) payments of distributable profit in favor of our shareholders in the amount not exceeding 70% of the Adjusted Consolidated Net Profit of the Group and subject to confirmation by VTB Bank (PJSC) that the value of the Adjusted Debt Load Indicator does not exceed 2.7:1; and (iv) payments of distributable profit by any participant of the Group to the minority shareholders provided that similar payments are effected in favor of shareholders, proportionally to their share in the authorized capital stock of such participant of the Group. Capitalized terms have the definitions provided in the Credit Facility, which is filed as an exhibit to this registration statement, of which this prospectus forms a part. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual obligations and commitments—Credit Facility.”

During the Predecessor 2015 Period and the Predecessor 2016 Stub Period, we paid dividends in the aggregate amounts of ~~P~~1,904 million and ~~P~~205 million, respectively. During the Successor 2016 Period and the Successor 2017 Period, we did not declare or pay any dividends. During the Successor 2017 Period, we paid dividends in the aggregate amount of ~~P~~3,375 million. However, since the Acquisition and as of the date hereof, we loaned a total of ~~P~~2,465 million and €12.9 million to our shareholders, which amounts were initially intended as advance funding of future distributions. Prior to the completion of this offering, we intend to forgive these loans and in connection with doing so will reduce our paid-in share capital. See “Related Party Transactions—Relationship with Elbrus Capital and GS Group Inc.—Loans to Shareholders.”

To the extent that we declare and pay dividends, holders of ADSs on the relevant record date will be entitled to receive dividends payable in respect of ADSs. Cash dividends may be paid to the depositary in any currency and, except as otherwise described under “Description of American Depositary Shares,” will be converted into U.S. dollars by the depositary and paid to holders of ADSs net of applicable fees and charges of, and expenses incurred by, the depositary and net of taxes withheld.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of December 31, 2017 derived from our audited financial statements included elsewhere in this prospectus.

Investors should read this table in conjunction with our audited financial statements included in this prospectus as well as “Selected Consolidated Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(~~P~~ in thousands)	Actual as of December 31, 2017
Cash and cash equivalents	~~P~~1,416,008

Total debt, including current portion	~~P~~6,837,293

Shareholders’ equity:
Issued capital:
Ordinary shares	8,547
Share premium	5,083,498
Foreign currency translation reserve	(92,406)
Accumulated deficit	(3,061,035)

Total equity attributable to owners of the Company	1,938,604
Non-controlling interest	21,874

Total capitalization	~~P~~8,797,771

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share underlying our ADSs is substantially in excess of the net tangible book value per ordinary share. Our net tangible book value as of December 31, 2017 was approximately ~~P~~             ($            ), or ~~P~~             per ordinary share ($            ). Net tangible book value per ordinary share represents the amount of total assets, excluding intangible assets and goodwill, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding at the end of the period.

Without taking into account any other changes in such net tangible book value after December 31, 2017, based upon an assumed initial public offering price of $             per ADS, which is the midpoint of the range set forth on the cover page of this prospectus, new investors of ADSs in this offering would be diluted by $             or             %. Dilution is determined by subtracting net tangible book value per ordinary share immediately upon the completion of this offering from the assumed initial public offering price per ADS.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The following tables present our selected consolidated historical financial and other data as of and for the periods indicated. The selected consolidated statements of operations data for the (i) the Successor 2017 Period, (ii) the Predecessor 2016 Stub Period, (iii) the Successor 2016 Period and (iv) the Predecessor 2015 Period, and the summary consolidated balance sheet data as of December 31, 2016 and 2017 (Successor) are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical audited results are not necessarily indicative of the results that should be expected in any future period.

In order to improve the comparability of the year ended December 31, 2016 to the Successor 2017 Period and the Predecessor 2015 Period, we have included supplemental unaudited pro forma consolidated financial information of the Group for the year ended December 31, 2016 as if the Acquisition, including the related incurrence and repayment of debt, had occurred on January 1, 2016. The unaudited supplemental pro forma consolidated financial information of the Group for the year ended December 31, 2016 has been prepared solely for the purpose of this prospectus and has not been prepared in the ordinary course of our financial reporting and has not been audited or reviewed by our Independent Registered Public Accounting Firm. The unaudited supplemental pro forma consolidated financial information of the Group for the year ended December 31, 2016 has been presented for illustrative purposes only and does not purport to represent what our financial results would have actually been had the Acquisition occurred on January 1, 2016, nor does it purport to project our financial results for any future period or our financial condition at any future date.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Data” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Income Statement Data

	Predecessor		Predecessor	Successor
(in thousands of RUB)	For the year ended December 31, 2015	Pro forma for the year ended December 31, 2016(1)	Period from January 1 to February 23, 2016	Period from February 24 to December 31, 2016	For the year ended December 31, 2017
Revenue	3,103,628	3,739,596	452,904	3,286,692	4,734,166
Operating costs and expenses (exclusive of depreciation and amortization)	(1,543,365)	(2,065,999)	(265,959)	(1,847,885)	(2,788,576)
Depreciation and amortization	(88,657)	(540,751)	(8,743)	(459,721)	(560,961)

Operating income	1,471,606	1,132,846	178,202	979,086	1,384,629
Finance income	123,943	28,510	4,246	24,264	70,924
Finance costs	—	(732,025)	—	(635,308)	(706,036)
Gain on the disposal of a subsidiary	—	—	—	—	439,115
Net foreign exchange gain/(loss)	74,046	(16,190)	9,720	(25,910)	96,300

Profit before income tax	1,669,595	413,141	192,168	342,132	1,284,932
Income tax expense	(393,817)	(442,493)	(59,176)	(397,774)	(820,828)

Net income (loss)	1,275,778	(29,352)	132,992	(55,642)	464,104

(1)	Pro forma for the year ended December 31, 2016 has been derived from the “Unaudited Pro Forma Consolidated Financial Data” located elsewhere in this prospectus.

Balance Sheet Data

	Successor
	As of December 31, 2016	As of December 31, 2017
(in thousands of RUB)
Total non-current assets	11,023,245	10,638,866
Total current assets	1,501,435	1,530,424
Total assets	12,524,680	12,169,290
Total equity/(deficit)	4,794,974	1,960,478
Total non-current liabilities	5,973,320	7,425,329
Total current liabilities	1,756,386	2,783,483
Total liabilities	7,729,706	10,208,812

Non-IFRS Measures

	Predecessor		Predecessor	Successor
(in thousands of RUB, except percentages)	For the year ended December 31, 2015	Pro forma for the year ended December 31, 2016(*)	Period from January 1, 2016 to February 23, 2016	Period from February 24, 2016 to December 31, 2016	For the year ended December 31, 2017
EBITDA(1)	1,634,856	1,657,656	196,914	1,409,897	2,481,005
EBITDA margin(2)	52.7%	44.3%	43.5%	42.9%	52.4%
Adjusted EBITDA(3)	1,634,856	1,669,731	196,914	1,469,818	2,256,892
Adjusted EBITDA margin(4)	52.7%	44.7%	43.5%	44.7%	47.7%
Adjusted Net Income(5)	1,275,778	112,855	132,992	76,581	897,890
Adjusted Net Income margin(6)	41.1%	3.0%	29.4%	2.3%	19.0%

(*)	Pro forma for the year ended December 31, 2016 has been derived from our “Unaudited Pro Forma Consolidated Financial Data” located elsewhere in this prospectus.
(1)	We define EBITDA as net income/(loss) plus: (i) income tax expense; (ii) interest expense/(income); and (iii) depreciation and amortization.
(2)	We define EBITDA margin as EBITDA divided by revenue.
(3)	We define Adjusted EBITDA as net income/(loss): (i) income tax expense; (ii) interest expense/(income); (iii) depreciation and amortization; (iv) transaction costs related to the Acquistion; (v) gain on the disposal of subsidiary; (vi) expenses related to equity-settled awards and (vii) IPO-related costs.
(4)	We define Adjust EBITDA margin as Adjusted EBITDA divided by revenue.
(5)	We define Adjusted Net Income as net income/(loss) plus: (i) transaction costs related to the Acquisition; (ii) gain on the disposal of a subsidiary; (iii) transaction costs related to the disposal of a subsidiary; (iv) amortization of intangible assets recognized upon the Acquisition; (v) the tax effect of the adjustments described in (iv) and (vi) (gain)/loss related to the remeasurement and expiration of a tax indemnification asset.
(6)	We define Adjusted Net Income margin as Adjusted Net Income divided by revenue.

EBITDA, Adjusted EBITDA and Adjusted Net Income are used by our management to monitor the underlying performance of the business and the operations. EBITDA, Adjusted EBITDA and Adjusted Net Income are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing EBITDA, Adjusted EBITDA and Adjusted Net Income as reported by us to EBITDA, Adjusted EBITDA and Adjusted Net Income as reported by other companies. EBITDA, Adjusted EBITDA and Adjusted Net Income are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

EBITDA, Adjusted EBITDA and Adjusted Net Income are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider EBITDA, Adjusted EBITDA or Adjusted Net Income as an alternative to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. EBITDA, Adjusted EBITDA and Adjusted Net Income have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

•	EBITDA, Adjusted EBITDA and Adjusted Net Income do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

•	EBITDA, Adjusted EBITDA and Adjusted Net Income do not reflect changes in, or cash requirements for, our working capital needs, and

•	the fact that other companies in our industry may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently than we do, which limits their usefulness as comparative measures.

We have provided a reconciliation below of EBITDA and Adjusted EBITDA to net income, the most directly comparable IFRS financial measure.

	Predecessor		Predecessor	Successor
	For the year ended December 31, 2015	Pro forma for the year ended December 31, 2016(*)	Period from January 1, 2016 to February 23, 2016	Period from February 24, 2016 to December 31, 2016	For the year ended December 31, 2017
Net income/(loss)	1,275,778	(29,352)	139,992	(55,642)	464,104
Add the effect of:
Income tax expense	393,817	442,493	59,176	397,774	820,828
Net interest (income)/expense	(123,396)	703,764	(3,997)	608,044	635,112
Depreciation and amortization	88,657	540,751	8,743	459,721	560,961

EBITDA	1,634,856	1,657,656	196,914	1,409,897	2,481,005
Add the effect of:
Transaction costs related to the Acquisition(a)	—	9,465	—	57,311	—
Gain on the disposal of a subsidiary(b)	—	—	—	—	(439,115)
Transaction costs related to the disposal of a subsidiary(c)	—	2,610	—	2,610	17,244
Equity-settled awards(d)	—	—	—	—	74,851
IPO-related costs(e)	—	—	—	—	122,907

Adjusted EBITDA	1,634,856	1,669,731	196,914	1,469,818	2,256,892

(*)	Pro forma for the year ended December 31, 2016 has been derived from our “Unaudited Pro Forma Consolidated Financial Data” located elsewhere in this prospectus.

(a)	In connection with the Acquisition, the Company incurred one-time expenses related to professional fees, consulting, due diligence and legal services. The transaction costs in the pro forma year ended December 31, 2016 of ~~P~~9.5 million represent the elimination of the transaction costs incurred in connection with the Acquisition, consisting substantially of professional fees related to due diligence and legal fees. If the Acquisition occurred on January 1, 2016, then these transaction costs would have been incurred before January 1, 2016 and would not be included in the results of the year and therefore have been removed from operating costs and expenses on a pro forma basis.
(b)	On March 29, 2017, the Company sold its 100% subsidiary, CV Keskus, to a third party and recognized a one-off gain on disposal.
(c)	Represents expenses related to tax consulting and audit services related to disposal of CV Keskus.
(d)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, as disclosed in Note 21(a) to our consolidated financial statements for the year ended December 31, 2017.
(e)	In connection with this offering, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.

We have provided a reconciliation below of Adjusted Net Income to net income, the most directly comparable IFRS financial measure.

	Predecessor		Predecessor	Successor
	For the year ended December 31, 2015	Pro forma for the year ended December 31, 2016(*)	Period from January 1, 2016 to February 23, 2016	Period from February 24, 2016 to December 31, 2016	For the year ended December 31, 2017
Net income/(loss)	1,275,778	(29,352)	132,992	(55,642)	464,104
Add the effect of:
Transaction costs related to the Acquisition(a)	—	9,465	—	57,311	—
Gain on the disposal of a subsidiary(b)	—	—	—	—	(439,115)
Transaction costs related to disposal of a subsidiary(c)	—	2,610	—	2,610	17,244
Equity-settled awards(d)	—	—	—	—	74,851
IPO-related costs(e)	—	—	—	—	122,907
Amortization of intangible assets recognized upon the Acquisition(f)	—	433,722	—	361,435	415,787
Tax effect of adjustments(g)	—	(86,744)	—	(72,287)	(83,157)
(Gain)/loss related to remeasurement and expiration of tax indemnification asset(h)	—	(216,846)	—	(216,846)	325,269

Adjusted Net Income	1,275,778	112,855	132,992	76,581	897,890

(*)	Pro forma for the year ended December 31, 2016 has been derived from our “Unaudited Pro Forma Consolidated Financial Data” located elsewhere in this prospectus.

(a)	In connection with the Acquisition, the Company incurred one-time expenses related to professional fees, consulting, due diligence and legal services. The transaction costs in the pro forma year ended December 31, 2016 of ~~P~~9.5 million represent the elimination of the transaction costs incurred in connection with the Acquisition, consisting substantially of professional fees related to due diligence and legal fees. If the Acquisition occurred on January 1, 2016, then these transaction costs would have been incurred before January 1, 2016 and would not be included in the results of the year and therefore have been removed from operating costs and expenses on a pro forma basis.
(b)	On March 29, 2017, the Company sold its 100% subsidiary, CV Keskus, to a third party and recognized a one-off gain on disposal.
(c)	Represents expenses related to tax consulting and audit services related to disposal of CV Keskus.
(d)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, as disclosed in Note 21(a) to our consolidated financial statements for the year ended December 31, 2017.
(e)	In connection with this offering, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.
(f)	As a result of the Acquisition, we recognized intangible assets for the Successor 2016 Period for: (i) trademark and domain names in the amount of ~~P~~1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ~~P~~2,064,035 thousand and (iii) CV database in the amount of ~~P~~618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively. See Note 2 to the Unaudited Pro Forma Consolidated Statement of Operations Adjustments for an explanation of the calculation of the additional amortization expenses included in the pro forma year ended December 31, 2016.
(g)	Calculated by applying the statutory Russian tax rate of 20% to the intangible assets recognized upon the Acquisition.
(h)	In connection with the Acquisition, Mail.ru agreed to indemnify us against additional tax amounts that may be due in relation to distributions made from Russia to Cyprus prior to the Acquisition (see Note 7 to our consolidated financial statements for the year ended December 31, 2017). As a result, we recognized an indemnification asset acquired in the amount of ~~P~~108,423 thousand. Subsequent to the Acquisition, the indemnification asset was remeasured, and as a result, we recorded a gain in the amount of ~~P~~216,846 thousand in our statement of income (loss) for the Successor 2016 Period. On August 24, 2017, the indemnity expired. As a result of the expiration, we recorded a loss of ~~P~~325,269 thousand in our statement of income (loss) for the Successor 2017 Period. See Note 12(a) to our consolidated financial statements for the year ended December 31, 2017.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The unaudited pro forma consolidated financial statements set forth below should be read in conjunction with, and are qualified by reference to, “Selected Consolidated Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2016 have been derived from the historical audited statements of operations included elsewhere in this prospectus and represent the addition of the Predecessor 2016 Stub Period from January 1 to February 23, 2016 and the Successor 2016 Period from February 24 to December 31, 2016 and give effect to the Acquisition as if it had occurred on January 1, 2016.

The unaudited pro forma consolidated financial information presented is based on available information and assumptions we believe are reasonable. The unaudited pro forma consolidated statement of operations is presented for illustrative purposes and does not purport to represent what the results of operations would actually have been if the Acquisition, including the related incurrence and repayment of debt, had occurred as of the dates indicated or what the results of operations would be for any future periods.

HeadHunter Group PLC

Unaudited Pro Forma Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(in thousands of RUB, except per share amounts)

	Predecessor	Successor
	Period from January 1, 2016 to February 23, 2016	Period from February 24, 2016 to December 31, 2016	Pro forma adjustments	Unaudited pro forma year ended December 31, 2016
Revenue	452,904	3,286,692	—	3,739,596
Operating costs and expenses (exclusive of depreciation and amortization)(1)	(265,959)	(1,847,885)	47,845	(2,065,999)
Depreciation and amortization(2)	(8,743)	(459,721)	(72,287)	(540,751)

Operating income	178,202	979,086	(24,442)	1,132,846
Finance income	4,246	24,264	—	28,510
Finance costs(3)	—	(635,308)	(96,717)	(732,025)
Net foreign exchange gain/(loss)	9,720	(25,910)	—	(16,190)

Profit before income tax	192,168	342,132	(121,159)	413,141
Income tax expense(4)	(59,176)	(397,774)	14,457	(442,493)

Net income (loss) for the period	132,992	(55,642)	(106,702)	(29,352)

attributable to:
Owners of the Company	127,215	(86,370)	(106,702)	(65,857)
Non-controlling interest	5,777	30,728	—	36,505

Net income (loss) attributable to the owners of the Company, per share:
Basic and diluted	127,215	(1.73)		(1.32)

Weighted average number of shares:
Basic and diluted(5)	1,000	50,000,000		50,000,000

Basis of preparation

On February 24, 2016, Zemenik Trading Limited acquired all of the outstanding equity interests of Headhunter FSU Limited from Mail.Ru for cash consideration of ~~P~~10,129,072 thousand. We accounted for the Acquisition as a business combination under the acquisition method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of the Acquisition. The financial statements of the Successor reflect a new basis of accounting, which is based on the fair value of assets acquired and liabilities assumed as of the date of the Acquisition, whereas the financial statements of the Predecessor reflect a historical costs basis.

To finance the Acquisition, we entered into a series of subordinated loan agreements with entities affiliated with the Selling Shareholders. On February 24, 2016, we entered into loan agreements pursuant to which Highworld Investments Limited loaned us ~~P~~600 million and ELQ Investors II Limited loaned us ~~P~~400 million (together the “First Tranche Agreements”), and the loan agreement pursuant to which Highworld Investments Limited loaned us $27 million (the “Additional Loan Agreement”). On April 27, 2016, we entered into loan agreements pursuant to which Highworld Investments Limited loaned us $8.5 million and ELQ Investors II Limited loaned us ~~P~~1,545.5 million (together the “Second Tranche Agreements,” and, together with the First Tranche Agreements, the “Subordinated Loan Agreements”). We collectively refer to the Subordinated Loan Agreements and Additional Loan Agreement as “shareholder bridge financing.”

Upon completion of the Acquisition and to repay the Subordinated Loan Agreements and the Additional Loan Agreement, through our wholly owned subsidiary Zemenik LLC, we entered into a syndicated credit facility with VTB Bank (PJSC), dated May 16, 2016, borrowing ~~P~~5 billion.

Regarding the First Tranche Agreements, we repaid Highworld Investments Limited and ELQ Investors II Limited in full on August 8, 2016. Regarding the Second Tranche Agreements, we repaid Highworld Investments Limited in full on June 30, 2016, and we repaid ELQ Investors II Limited in full on July 1, 2016. Finally, we repaid the Additional Loan Agreement in full on June 30, 2016.

We paid consideration to Mail.Ru in installments and incurred interest expense in relation to installments paid subsequent to the Acquisition Date. The incurred interest expense is included in finance costs in the consolidated statement of income (loss) and comprehensive income (loss) for the Successor 2016 Period.

As a result of the Acquisition, we recognized intangible assets for the Successor 2016 Period for: (i) trademark and domain names in the amount of ~~P~~1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ~~P~~2,064,035 thousand and (iii) CV database in the amount of ~~P~~618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively, as disclosed in the notes to our consolidated financial statements.

The table below summarizes allocations of consideration of ~~P~~10,129,072 thousand to assets acquired and liabilities assumed based on their fair values.

(in thousands of Russian Roubles) Net assets
Cash acquired	295,472
Other investments	171,334
Indemnification asset	108,423
Property and equipment	39,520
Prepaid expenses	34,631
Loans issued	26,947
Deferred tax assets	28,204
Trade and other receivables	8,574
Other current assets	4,709
Deferred tax liabilities	(989,351)
Contract liabilities	(1,006,093)
Trade and other payables	(284,118)
Income tax payable	(81,213)
Non-controlling interest acquired	(21,943)

Total net liabilities excluding intangible assets	(1,664,904)

Identifiable intangible assets
Trademarks and domains	1,634,306
Non-contractual customer relationships	2,064,035
CV database	618,601
Website software	111,340
Other intangible assets	16,218

Total identifiable intangible assets	4,444,500

Goodwill	7,349,476

Allocated purchase price	10,129,072
Less cash acquired	(295,472)

Net cash outflow on acquisition	9,833,600

As a result, our results of operations were impacted by an increase in finance costs relating to interest expense on the Credit Facility, the Subordinated Loan Agreements and the Additional Loan Agreement, certain one-off professional fees and amortization of intangible assets incurred in connection with the Acquisition.

Pro forma adjustments

(1)	Represents the elimination of the transaction costs incurred in connection with the Acquisition, consisting substantially of professional fees related to due diligence and legal fees. If the Acquisition occurred on January 1, 2016, then these transaction costs would have been incurred before January 1, 2016 and would not be included in the results of the year and therefore have been removed from operating costs and expenses on a pro forma basis.

(2)	Represents the additional amortization expense related to intangible assets identified on the date of the Acquisition. If the Acquisition occurred on January 1, 2016, then the amortization charge for the full year would have been accrued.

(in thousands of RUB) Intangible Asset	Useful Life	Fair value at Acquisition Date	Expected amortization expense for the year ended December 31, 2016
Trademarks and domain names	10 years	1,634,306	163,431
Non-contractual customer relationships	5-10 years	2,064,035	208,431
CV database	10 years	618,601	61,860

Total		4,316,942	433,722

Less: historical amotization			(361,435)

Additional amortization expense			72,287

(3)	In connection with the Acquisition, our shareholders provided us with bridge financing through the Subordinated Loan Agreements and the Additional Loan Agreement, each as described above, to fund a substantial portion of the purchase price. Subsequent to the Acquisition, we entered into the Credit Facility and used the proceeds to repay in full the Subordinated Loan Agreements and the Additional Loan Agreement. Had the Acquisition occurred on January 1, 2016, the Credit Facility would have been obtained before January 1, 2016, the shareholder bridge financing would not have been required, and we would have paid the consideration to Mail.Ru in full on January 1, 2016. The adjustments represent the: (i) removal of the interest expense on the shareholder bridge financing; (ii) removal of the interest expense incurred in relation to the installments paid to Mail.Ru subsequent to the Acquisition and (iii) addition of the interest expense on the Credit Facility for the full year as if it were obtained before January 1, 2016.

Interest expense for the year ended December 31, 2016
Annual pro forma interest expense:
Credit Facility interest expense(a)	714,167
Amortization of capitalized origination fees on the Credit Facility	17,858

Total interest expense	732,025

Less: historical interest expense	(635,308)

Additional interest expense	96,717

(a)	Represents the annual interest expense on the ~~P~~5 billion Credit Facility assuming an interest rate calculated as the Key Rate of Central Bank of Russia plus 3.7%. The Key Rate of Central Bank of Russia was 11.0% for the period from January 1, 2016 to June 13, 2016, 10.5% for the period from June 14, 2016 to September 18, 2016 and 10.0% for the period from September 19, 2016 to December 31, 2016.

(4)	Represents the income tax effect of the above adjustments applying the estimated statutory Russian tax rate of 20%. A tax effect arises when the underlying item that is adjusted represents income or expense on which current or deferred income tax expense or recovery is recognized in the Group’s consolidated financial statements.

Adjustments	Profit (loss) before income tax arising from adjustment	Effect on income tax for the year ended December 31, 2016
Elimination of the transaction costs incurred in connection with the Acquisition. See Note (1)	47,845	—
Additional amortization expense related to intangible assets. See Note (2)	(72,287)	14,457
Additional interest expense. See Note (3)	(96,717)	—

Total	(121,159)	14,457

(5)	Basic and diluted net income (loss) per share for the pro forma year ended December 31, 2016 are based on the Successor number of shares outstanding and the pro forma statement of income (loss) and comprehensive income (loss) for the year ended December 31, 2016. On March 1, 2018, the Registrar of Companies in Cyprus registered the subdivision of the existing Company’s share capital of 100,000 ordinary shares of EUR 1.00 each into 50,000,000 ordinary shares of EUR 0.002 each. In accordance with IAS 33.64, we have retrospectively applied the change in the number of ordinary shares to our measurement of earnings per share for the Successor periods. Earnings per share of all Predecessor periods have not been adjusted because they relate to periods before the Acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Historical Financial Data,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

We define (i) the Successor period year ended December 31, 2017 as the “Successor 2017 Period,” (ii) the Predecessor period from January 1 to February 23, 2016 as the “Predecessor 2016 Stub Period,” (iii) the Successor period from February 24 to December 31, 2016 as the “Successor 2016 Period” and (iv) the Predecessor year ended December 31, 2015 as the “Predecessor 2015 Period.”

Overview

We are the leading online recruitment platform in Russia and the CIS region and focus on connecting job seekers with employers. We offer potential employers and recruiters paid access to our extensive CV database and job postings platform. We also provide both job seekers and employers with a broad range of HR VAS. Our brand and the strength of our platform allow us to generate significant traffic, over 88% of which was free for us as of December 31, 2017 according to our internal data, and we were the third most visited job and employment website globally as of December 31, 2017, according to the latest available data from SimilarWeb. Our CV database contained 19.2 million, 23.0 million and 27.4 million CVs as of December 31, 2015, 2016 and 2017, respectively, and our platform hosted a daily average of more than 304,000, 363,000 and 417,000 job postings in the years ended December 31, 2015, 2016 and 2017, respectively. For the years ended December 31, 2015, 2016 and 2017, our platform averaged 16.3 million, 16.7 million and 17.5 million unique visitors per month, respectively, according to LiveInternet.

Our user base consists primarily of job seekers who use our products and services to discover new career opportunities. The majority of the services we provide to job seekers are free. Our customer base consists primarily of businesses using our CV database and job posting service to fill vacancies inside their organizations.

We were founded in 2000 and have successfully established a strong, trusted brand and the leading market position, which have enabled us to achieve significant growth in recent years. We had a total of over 186,000 paying customers on our platform for the year ended December 31, 2017. We have a highly diversified customer base, representing the majority of the industries active in the Russian economy.

Our total revenue was ~~P~~3,104 million, ~~P~~453 million, ~~P~~3,287 million, ~~P~~3,740 million and ~~P~~4,734 million in the Predecessor 2015 Period, the Predecessor 2016 Stub Period, the Successor 2016 Period, the pro forma year ended December 31, 2016 and the Successor 2017 Period, respectively. During the same periods, our net income (loss) was ~~P~~1,276 million, ~~P~~133 million, ~~P~~(56) million, ~~P~~(29) million, and ~~P~~464 million, respectively. In addition to our growth, we have consistently maintained strong profitability and high cash conversion.

Segments

For management purposes, we are organized into operating segments based on the geography of our operations. Our operating segments are “Russia,” “Belarus,” “Kazakhstan,” “Estonia, Latvia and Lithuania,” “Ukraine” and “Azerbaijan.” We divested the business through which we historically conducted operations in Estonia, Latvia and Lithuania in March 2017, and we have agreed on high level terms to divest the business through which we conduct operations in Ukraine. As each operating segment, other than Russia, individually comprises less than 10% of revenue, we combine all segments other than Russia into “Other segments” in our financial statements and elsewhere in this prospectus. In addition, when reviewing our Russia segment, we disaggregate the revenue in this segment by customer location (including large cities, Moscow and St. Petersburg, and other regions in Russia) and type of customer account (Key Accounts and Small and Medium Accounts) to review trends within each group.

Key Indicators of Operating and Financial Performance

Our management monitors and analyzes certain operating and financial performance indicators. This process ensures timely evaluation of the performance of our business and the effectiveness of our strategies, enabling our management to react promptly to the changing requirements of job seekers and customers and evolving market conditions. We believe that many online businesses monitor similar indicators, however, there are inherent challenges with respect to gathering and assessing the data underlying our performance indicators. See “Risk Factors—Risks Relating to Our Business and Industry—Real or perceived inaccuracies of our internally calculated or third-party sourced user metrics may harm our reputation and adversely affect our business and operating results.”

Key Operating Performance Indicators

We use the following key operating performance indicators to assess the performance of our online recruitment services, from which we generate substantially all of our revenue. These measures include the number of paying customers, the number of job postings on our websites, ARPC, the average number of UMVs to our website, and the number of CVs and visible CVs in our database.

The following table sets forth our key operating performance indicators as of the dates (number of CVs and number of visible CVs) or for the periods indicated (number of paying customers, ARPC, number of job postings and average UMVs):

	As of and for the year ended December 31,
	2015	2016	2017
Number of paying customers
Russia segment
Key Accounts, total	14,068	15,149	16,181
Moscow and St. Petersburg	8,474	8,683	8,957
Other regions of Russia	5,594	6,466	7,224
Small and Medium Accounts, total	71,221	97,235	148,406
Moscow and St. Petersburg	48,428	60,860	81,041
Other regions of Russia	22,793	36,375	67,365
Foreign customers of Russia segment	574	1,059	1,742

Russia segment, total	85,863	113,443	166,329
Other segments, total	18,977	22,815	20,105

Total number of paying customers	104,840	136,258	186,434

ARPC (in RUB)(1)
Russia segment
Key Accounts, total	134,159	145,861	171,854
Moscow and St. Petersburg	179,754	201,137	239,618
Other regions of Russia	65,091	71,633	87,834
Small and Medium Accounts, total	8,759	8,984	9,126
Moscow and St. Petersburg	10,214	10,979	12,034
Other regions of Russia	5,668	5,648	5,629
Other segments, total	21,625	20,306	18,605

Job postings (in thousands)	304	363	416
Average UMVs (in millions)	16.3	16.7	17.8
Number of CVs (in millions)	19.2	23.0	27.4
Number of visible CVs (in millions)	14.0	16.7	19.9

(1)	ARPC is calculated by dividing revenue by the number of paying customers, respectively, for the period. Total revenue for the year ended December 31, 2016 has been derived from our “Unaudited Pro Forma Consolidated Financial Data” located elsewhere in this prospectus.

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we further divide our customers into Key Accounts, Small and Medium Accounts and other customers, based on their usage of our services. We define “Key Accounts” as customers who have ever had 10 or more job postings open on our website simultaneously or have subscribed to our CV database for 180 or more consecutive days at any point since their initial registration, and define “Small and Medium Accounts” as customers who do not reach either of these thresholds. Key Accounts are typically comprised of businesses with 100 or more employees, and Small and Medium Accounts are typically comprised of businesses with fewer than 100 employees, although there are exceptions; for example, a small business with fewer than 50 employees could purchase 10 or more job postings and would therefore be categorized as a Key Account. We also derive a small portion of our revenue from the provision of our services to: (i) recruiting agencies looking for job seekers on behalf of their clients, (ii) job seekers who are willing to pay for premium services, such as promoting their CV in the search results and (iii) online advertising agencies, all of which we refer to collectively as “other customers.” Each customer is assigned a unique identification number on our platform. Affiliates and branches of a given customer may be counted as separate paying customers if they choose to undertake hiring activities through a separate customer account on our website. Our revenue is driven primarily by the number of database subscriptions active in a period and the number of jobs postings on our website. In addition, our revenue is impacted by the frequency with which customers pay to refresh their job postings (where a customer pays for the same job posting again so that it appears at the top of the job posting list), pay for premium placement of their job posting (where a customer pays for their job posting to appear at the top of search results) or purchase other value added services, such as display advertisements.

We calculate average revenue per customer (“ARPC”) by dividing revenue from customers during a specific period by the number of customers who received paid services during the same period. In Russia, we calculate ARPC separately for Key Accounts and for Small and Medium Accounts. ARPC is impacted by the type of customer and the duration of our relationship with our paying customers. Key Accounts by definition are customers who use our services more and typically purchase longer subscriptions. Small and Medium Accounts by definition are customers who purchase less usage and typically purchase shorter or one-off subscriptions. As a result, an increase in Key Accounts typically results in a higher ARPC, while an increase in Small and Medium Accounts typically results in a lower ARPC. In addition, newer customers tend to purchase less usage and therefore lower priced services, resulting in a lower ARPC, whereas more established customers typically purchase more usage, and therefore higher priced services, resulting in a higher ARPC. In addition to the factors described above, ARPC in our other segments is also impacted by foreign exchange fluctuations as we translate local currency amounts into our reporting currency, the ruble.

The number of “job postings” refers to the total daily average number of jobs advertised by our customers on our website during a specified period. The number of job postings shows the volume of job postings available to job seekers on our website on average during a period. It does not reflect the total number of actual vacancies filled or offered through our website during a period. Historically, customers were charged either on a per posting basis or a flat fee subscription basis for posting an unlimited number of postings over a specific period of time. Since September 1, 2015, customers are primarily charged on a per posting basis or a flat fee subscription basis for a capped number of postings over a specific period of time. Customers may refresh job postings before the expiration of the 30 day standard display period for the same fee as the initial posting to generate more job seeker applications. An increase in the number of customers and number of job postings by these customers increases our ability to attract and retain job seekers.

Our “average unique monthly visitors” (“UMVs”) refers to the average number of unique visitors to our website during a calendar month. The “number of CVs” refers to the number of CVs completed by job seekers and uploaded to our website following the completion of an automated or human-assisted pre-moderation process. Once a job seeker’s CV has been uploaded to the website, he or she may choose to hide their CV while, for example, he or she is not actively searching for a job. A CV may be made visible again by a job seeker at any time. When a job seeker hides his or her CV, although it remains in our database and we may reach the job seeker with direct marketing efforts, it is not discoverable by our customers who have purchased a subscription to use our CV database. The “number of visible CVs” represents the number of CVs discoverable by our customers who have purchased a subscription to use our CV database. The number of CVs represents the total volume of data related to job seekers available to us, and the number of visible CVs represents the value of our services to our customers.

We view average UMVs and the number of CVs as key indicators of growth in our brand awareness among job seekers and as measures of our ability to attract job seekers to register on our website. Historically, an increase in the average UMVs has resulted in an increase in the number of new registered job seekers, which in turn, has resulted in an increase in the number of CVs added to our database. Although we do not directly generate revenue from job seekers uploading their CVs to our database or replying to job postings, the size of our database is a key indicator of the scale of our platform, which enables us to attract new customers and encourages our existing customers to purchase additional services.

The size and growth of the number of UMVs, the number of CVs and the number of jobs advertised increase the value we deliver to customers looking to fill their vacancies through our platform, resulting in an increase in the number of paying customers, ARPC and the growth of revenue from our online recruitment services. This growth is also driven by an overall expansion of the online recruitment market in Russia and the other countries in which we operate, our ability to retain customers and up-sell our services, and our efforts to attract new customers and job seekers. These efforts include continuously improving our website and other platforms to enhance the job seeker experience, tracking the effectiveness of our marketing and brand promotion activities and expanding into new market segments. In addition, even during times of economic slowdown, such as during 2014 and 2015, we have been able to grow the size of our CV database, which becomes even more attractive to our customers as the economy improves, enabling us to encourage our existing customers to purchase additional services as well as attract new customers due to the scale of our database.

Key Financial Performance Indicators

Revenue by customer type

The following table sets forth the revenue from our customers broken down by region for the periods indicated.

	Predecessor		Successor
(in thousands of RUB)	For the year ended December 31, 2015	Pro forma for the year ended December 31, 2016(1)	For the year ended December 31, 2017
Key Accounts in Russia
Russia segment
Moscow and St. Petersburg	1,523,234	1,746,471	2,146,257
Other regions of Russia	364,118	463,176	634,512

Sub-total	1,887,352	2,209,647	2,780,769
Small and Medium Accounts in Russia
Russia segment
Moscow and St. Petersburg	494,629	668,163	975,209
Other regions of Russia	129,199	205,440	379,179

Sub-total	623,827	873,603	1,354,388
Foreign customers of Russia segment	17,675	22,455	31,942
Other customers in Russia	164,393	170,613	193,007

Russia, total	2,693,247	3,276,318	4,360,106
Other segments, total	410,381	463,278	374,060

Total Revenue	3,103,628	3,739,596	4,734,166

(1)	Pro forma for the year ended December 31, 2016 has been derived from our “Unaudited Pro Forma Consolidated Financial Data” located elsewhere in this prospectus.

We generated 92.1% of our total revenue from our Russia segment for the Successor 2017 Period. In this segment, we generated 63.8% of our total Russia segment revenue for the Successor 2017 Period from Key Accounts, 31.0% of our total Russia segment revenue for the Successor 2017 Period from Small and Medium Accounts and 5.2% of our total Russia segment revenue for the Successor 2017 Period from other domestic and foreign customers. Our Key Accounts are characterized by high customer retention rates, with 85% of customers who purchased our services in the year ended December 31, 2016 also purchasing our services in the year ended December 31, 2017. Our Small and Medium Accounts have historically grown faster than the number of our Key Accounts, as smaller businesses are increasingly discovering the efficiency and cost advantages of online recruiting and moving from offline forms of advertisements to online advertisements, assisted by our brand awareness campaigns. In addition, due to the nature of our business, a substantial portion of our customers pay upfront for subscriptions, resulting in deferred revenue on our balance sheet.

We believe that our revenue will continue to be driven by broad macroeconomic factors in Russia, such as the rate of general economic growth, the state of the Russian job market reflected in such metrics as the unemployment rate, and employee turnover. In addition, we expect our revenue to continue to be positively impacted by the ongoing structural shift from an “offline” to “online” HR environment and the increasing number of businesses using online advertisements. Although our revenue growth may slow down in a weakened economy, such as in 2014 and 2015, the growth in the number of UMVs on our website and the increase in the number of CVs in our database during a downturn positions us to grow when economic conditions improve, as we believe our leading platform has attracted and will continue to attract customers to post their job postings when they are searching for candidates.

We set the prices for access to our CV database based on the length and breadth of access to our database and for job postings based on the volume of job postings our customers post on our website. The price of a subscription to our CV database is defined by the geographical and professional segment of the database to which a customer wishes to purchase access (for example, access to CVs of job seekers residing in Moscow and looking for a job in the professional area of marketing) and the duration of the subscription, which can be one day, one week, two weeks, one month, three months, six months or one year. The price of the specific geographic and professional segments of the CV database is set according to the relative size of the database measured by the number of visible CVs (however, not always pro rata). The longer the duration of the subscription, the lower the price is per day.

The following table sets forth the revenue we generate per customer type, broken down by region as a percentage of our total revenue for the periods indicated.

	Predecessor		Successor
	For the year ended December 31, 2015	Pro forma for the year ended December 31, 2016(1)	For the year ended December 31, 2017
Key Accounts in Russia
Russia segment
Moscow and St. Petersburg	49.1%	46.7%	45.3%
Other regions of Russia	11.7%	12.4%	13.4%

Sub-total	60.8%	59.1%	58.7%
Small and Medium Accounts in Russia
Russia segment
Moscow and St. Petersburg	15.9%	17.9%	20.6%
Other regions of Russia	4.2%	5.5%	8.0%

Sub-total	20.1%	23.4%	28.6%
Foreign customers of Russia segment	0.7%	0.7%	0.7%
Other customers	5.3%	4.6%	4.1%

Russia, total	86.9%	87.7%	92.1%
Other segments, total	13.1%	12.3%	7.9%

Total	100.0%	100.0%	100.0%

(1)	Pro forma data for the year ended December 31, 2016 has been derived from our “Unaudited Pro Forma Consolidated Financial Data” located elsewhere in this prospectus.

Russia Segment

Key Accounts Revenue. Key Accounts in Russia accounted for 58.7% of our total revenue for the Successor 2017 Period. Key Accounts tend to purchase higher volumes of services and more frequently use our additional value added services, such as ad displays and company-style branded pages than Small and Medium Accounts. Although the number of our Key Accounts has grown at a slower pace than Small and Medium Accounts over the last two years, we have increased our ARPC in this group by offering value added services and adjusting our product pricing strategy. For example, we introduced a cap on our flat fee subscription service, which previously allowed customers to post an unlimited number of job postings over a specific period of time. This allowed us to generate additional revenue from Key Accounts. Within Key Accounts, we derived 77% and 23% of the revenue of our Russia segment from Moscow and St. Petersburg and other regions of Russia, respectively, for the

Successor 2017 Period. We believe that we will be able to grow our revenue from our Key Accounts by enhancing monetization of existing customers as well as by increasing the number of customers in this segment, particularly in the other regions of Russia, coupled with increasing the number of Key Accounts who purchase our value added services, such as display advertisements and branded websites. See “Business—Our Services—Human Resource Value Added Services” for additional information on our value added services.

Small and Medium Accounts Revenue. Small and Medium Accounts in Russia accounted for 28.6% of our total revenue for the Successor 2017 Period. The number of customers in the Small and Medium Accounts segment has grown at a CAGR of 44% over the last two years. Within Small and Medium Accounts, we derived 72% and 28% of the revenue of our Russia segment from Moscow and St. Petersburg and other regions of Russia, respectively, for the Successor 2017 Period. We believe that we will be able to grow our revenue from Small and Medium Accounts by further promoting our brand with wide-scale TV, online and outdoor campaigns, offering competitive pricing on our products and retaining and migrating our Small and Medium Accounts customers to higher priced products over time. In addition, we are working to grow the number of our Small and Medium Accounts customers by increasing the number of CVs from blue collar job seekers in our database.

Other Customers Revenue. Other customers revenue is comprised of revenue from recruiters and ad agencies who purchase access to our CV database and job seekers who purchase a premium service such as CV highlight, which places their CV at the top of a search in our CV database. Other customers revenue accounted for 4.1% of our total revenue for the Successor 2017 Period.

Other Segments

We generated 7.9% of our total revenue from our other segments for the Successor 2017 Period.

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated.

	Predecessor		Successor
	For the year ended December 31, 2015	Pro forma for the year ended December 31, 2016(1)	For the year ended December 31, 2017
Personnel expenses	31.9%	33.4%	31.8%
Marketing expenses	7.2%	11.3%	14.6%
Other general and administrative expenses
Subcontractor and other costs related to provision of services	2.7%	2.6%	2.5%
Office rent and maintenance	5.1%	4.5%	4.0%
Professional services	1.2%	1.7%	4.4%
Hosting and other website maintenance	0.6%	0.6%	0.5%
Other operating expenses	1.1%	1.1%	1.1%

Operating costs and expenses (exclusive of depreciation and amortization)	49.7%	55.2%	58.9%

(1)	Pro forma data for the year ended December 31, 2016 has been derived from our “Unaudited Pro Forma Consolidated Financial Data” located elsewhere in this prospectus.

Personnel Expenses

Our personnel expenses consist primarily of salaries and benefits to our sales and marketing staff, who represent 42.3% of our total number of employees, for the Successor 2017 Period. In addition to a fixed base salary, which the majority of our staff receive, our sales staff derive a substantial portion of their salary from commissions based on performance. For all periods presented, the majority of compensation paid to our sales personnel was performance based.

We anticipate that our personnel expenses will continue to increase in absolute terms as we hire additional personnel and incur additional costs in connection with the expansion of our business operations in other regions of Russia, enhancing our product and services development and becoming a publicly traded company.

Marketing Expenses

Our marketing expenses historically consisted primarily of online advertising and customer relations expenses. In March 2016, we made a significant investment in brand awareness in Russia and launched robust TV and online advertising campaigns. Advertising and promotional expenses generally represent the cost of marketing campaigns to expand our brand awareness among customers and job seekers.

Marketing expenses vary from city to city, depending on local competition, our strategic objectives in each market and the marketing channels we use to support our growth and promote our brand. We plan to continue investing in marketing activities, including offline channels, in order to strengthen our brand recognition and grow our job seeker and customer base.

As a result of our strategy to expand our business operations and create greater brand awareness, we expect that our marketing expenses will continue to increase in absolute terms as we invest in marketing in new and existing geographic areas. If we can leverage our strong brand and utilize the scalability of our business model, our marketing expenses may decrease as a percentage of our net revenue.

Key Factors Affecting Comparability

Our historical results of operations for the periods presented may not be comparable with prior periods or to our results of operations in the future for the reasons discussed below.

Acquisition

On February 24, 2016, Zemenik Trading Limited, which we converted into HeadHunter Group PLC, acquired all of the outstanding equity interests of Headhunter FSU Limited from Mail.Ru in the Acquisition. As a result, the financial information provided in this prospectus is financial information of Headhunter FSU Limited when labeled as “Predecessor” or financial information of HeadHunter Group PLC when labeled as “Successor” to indicate whether such information relates to the period preceding the Acquisition or the period succeeding the Acquisition, respectively. Due to the change in the basis of accounting resulting from the Acquisition, the consolidated financial statements for the Predecessor periods and the consolidated financial statements for the Successor periods included elsewhere in this prospectus are not necessarily comparable. In order to improve the comparability of the year ended December 31, 2016 to the Predecessor 2015 Period and the Successor 2017 Period, we have included the supplemental unaudited pro forma consolidated financial information of the Group for the year ended December 31, 2016 as if the Acquisition had occurred on January 1, 2016. The supplemental unaudited pro forma consolidated financial information of the Group for the year ended December 31, 2016 has been prepared solely for the purpose of this prospectus and is not prepared in the ordinary course of our financial reporting and has not been audited or reviewed by our Independent Registered Public Accounting Firm. The supplemental unaudited pro forma consolidated financial information of the Group for the year ended December 31, 2016 has been presented for illustrative purposes only and does not purport to represent what our financial results would have actually been had the Acquisition occurred on January 1, 2016, nor does it purport to project our financial results for any future period or our financial condition at any future date.

In connection with the financing of the Acquisition, through our wholly owned subsidiary Zemenik LLC, we entered into the Credit Facility, borrowing ~~P~~5 billion to repay the shareholder bridge loans provided from February 24 to April 27, 2016. In addition, on October 5, 2017, we entered into an amendment to the Credit Facility pursuant to which we increased the maximum principal amount to ~~P~~7 billion by borrowing an additional ~~P~~2 billion. See “Related Party Transactions—Relationship with Elbrus Capital and GS Group Inc.—Acquisition Financing” and “Related Party Transactions—Relationship with Elbrus Capital and GS Group Inc.— Loans to Shareholders.” As a result of the Acquisition and the financing thereof, our results of operations were impacted by an increase in finance costs.

As part of our growth strategy, we may decide to expand, in part, by acquiring certain complementary businesses in the future. In line with this strategy, on January 25, 2018, we acquired the assets of Job.ru, in which we acquired Job.ru’s employer database and intangible assets, which included its CV database, domain name, trademarks and non-contractual customer relationships.

Divestments

On March 29, 2017, we completed the sale of our wholly owned subsidiary CV Keskus OU, through which we conducted operations in our Estonia, Latvia and Lithuania segment (our “Estonia, Latvia and Lithuania operations”), to Ringier Axel Springer Media AG as part of our strategy to focus on our core markets. In the agreement relating to the sale of CV Keskus OU, we agreed to indemnify the purchaser for an amount equal to up to 40% of the total consideration paid in respect of certain potential regulatory liabilities and other potential claims against CV Keskus OU. The divestment resulted in a gain on disposal of ~~P~~439 million, which is reflected in our results of operations for the Successor 2017 Period. Our Estonia, Latvia and Lithuania operations accounted for ~~P~~229 million and ~~P~~54 million for the pro forma year ended December 31, 2016 and the Successor 2017 Period, respectively, or 6.1% and 1.1% of total revenue for the same periods, respectively. As a result of the sale, our historical financial information for the Successor 2017 Period includes the results of our Estonia, Latvia and Lithuania operations only for the period prior to completion of the sale and, therefore, is not directly comparable with the prior period.

Withholding Tax on Dividends

We generate most of our income in Russia. Dividends paid from Russia to a foreign legal entity are subject to 15% withholding tax. If a double taxation treaty (“DTT”) between Russia and the country of residence of the ultimate beneficiary of a dividend payment exists, such DTT may allow for a lower rate. See also “Risks Relating to Russian Taxation—We may encounter difficulties in obtaining lower rates of Russian withholding tax for dividends distributed from our Russian subsidiaries.” During the Predecessor period, our Predecessor relied on a DTT between Russia and Cyprus and applied a 5% rate of taxation provided by that DTT to calculate and withhold tax on dividends paid and to estimate deferred tax liabilities on any unremitted earnings. Following the Acquisition and the corresponding change in the organizational structure of the Group, due to the uncertainty of the rate of taxation applicable to the new organizational structure of the Group, we decided to apply the generally applicable 15% rate of taxation in the Successor period.

Prior to the Acquisition, our Predecessor entered into a shareholder loan with the prior shareholders, which subsequently we have determined may be classified as a deferred dividend and have therefore provided for a deferred tax liability of ~~P~~237 million related to additional tax amounts that may be due in relation to such amounts distributed from Russia to Cyprus using the generally applicable 15% rate of taxation.

We have loaned a total of ~~P~~2,465 million and €12.9 million to our shareholders, a portion of which has been reclassified as a distribution, and we expect to reclassify the remaining portion as a distribution as the amounts were initially intended as advance funding of future distributions. The distributions may be subject to the generally applicable 15% withholding tax rate in the period in which the funds are distributed. See “Related Party Transactions—Relationship with Elbrus Capital and GS Group Inc.—Loans to Shareholders.”

As a result of the above, our withholding tax liability and expense is not directly comparable between Predecessor and Successor periods. Our assessment of the applicable withholding tax rate on dividends may change in the future if we conclude that circumstances related to the applicability of a DTT to payments of dividends out of Russia, or related matters, have changed or if we pursue any corporate reorganization.

Effective Tax Rate

Prior to the Acquisition, our Predecessor relied on the DTT between Russia and Cyprus and applied a 5% deferred withholding tax on dividends and any unremitted earnings. Following the Acquisition and the corresponding change in our organizational structure, due to the uncertainty of the rate of taxation applicable to our new organizational structure, we applied the generally applicable 15% rate of taxation. See “—Withholding Tax on Dividends.” As a result, our effective tax rate for the Predecessor 2015 Period was 23.6%. Accordingly, our effective tax rate is not directly comparable between Predecessor and Successor periods. Our assessment of the applicable effective tax rate may change in the future if we pursue any corporate reorganization.

Our effective tax rates for the Successor 2016 Period and for the Successor 2017 Period were 116.3% and 63.9%, respectively. Our effective tax rate for the Successor 2017 Period has been impacted significantly by a one-off non-taxable gain from the divestment of a subsidiary in March 2017. See “—Comparison of the Successor 2017 Period to the Predecessor 2016 Stub Period and the Successor 2016 Period—Income tax expense.” Our effective tax rate for the Successor periods has been impacted significantly by the non-deductible interest expense and an unrecognized deferred tax asset on the interest expense relating to the Credit Facility and the shareholder bridge loans provided at the time of the Acquisition. See “Related Party Transactions—Relationship with Elbrus Capital and GS Group Inc.—Acquisition Financing” and “—Contractual obligations and commitments—Credit Facility.” Additionally, amortization of intangible assets recognized at the time of the Acquisition significantly decreased profit before tax and thus, increased the effective tax rate in the periods subsequent to the Acquisition.

Seasonality

We generally do not experience seasonal fluctuations in demand for our services. Our revenue remains relatively stable throughout each quarter, however, our first quarter revenue is typically slightly lower than the other quarters due to a winter holiday period in Russia, which results in lower business activity in this quarter.

Results of Operations

The table below shows our consolidated results of operations for the periods indicated.

	Predecessor		Predecessor	Successor
(in thousands of RUB)	For the year ended December 31, 2015	Pro forma for the year ended December 31, 2016(1)	Period from January 1 to February 23, 2016	Period from February 24 to December 31, 2016	For the year ended December 31, 2017
Revenue	3,103,628	3,739,596	452,904	3,286,692	4,734,166
Operating costs and expenses (exclusive of depreciation and amortization)	(1,543,365)	(2,065,999)	(265,959)	(1,847,885)	(2,788,576)
Depreciation and amortization	(88,657)	(540,751)	(8,743)	(459,721)	(560,961)

Operating income	1,471,606	1,132,846	178,202	979,806	1,384,629
Finance income	123,943	28,510	4,246	24,264	70,924
Finance costs	—	(732,025)	—	(635,308)	(706,036)
Gain on disposal of subsidiary	—	—	—	—	439,115
Net foreign exchange gain/(loss)	74,046	(16,190)	9,720	(25,910)	96,300

Profit before income tax	1,669,595	413,141	192,168	342,132	1,284,932
Income tax expense	(393,817)	(442,493)	(59,176)	(397,774)	(820,828)

Net income (loss)	1,275,778	(29,352)	132,992	(55,642)	464,104

(1)	Pro forma for the year ended December 31, 2016 has been derived from our “Unaudited Pro Forma Consolidated Financial Data” located elsewhere in this prospectus.

Comparison of the Successor 2017 Period to the Predecessor 2016 Stub Period and the Successor 2016 Period and the pro forma year ended December 31, 2016

	Predecessor	Successor		Successor
(in thousands of RUB)	Period from January 1 to February 23, 2016	Period from February 24 to December 31, 2016	Pro forma for the year ended December 31, 2016(1)	For the year ended December 31, 2017
Revenue	452,904	3,286,692	3,739,596	4,734,166
Operating costs and expenses (exclusive of depreciation and amortization)	(265,959)	(1,847,885)	(2,065,999)	(2,788,576)
Depreciation and amortization	(8,743)	(459,721)	(540,751)	(560,961)

Operating income	178,202	979,086	1,132,846	1,384,629
Finance income	4,246	24,264	28,510	70,924
Finance costs	—	(635,308)	(732,025)	(706,036)
Gain on disposal of subsidiary	—	—	—	439,115
Net foreign exchange gain/(loss)	9,720	(25,910)	(16,190)	96,300

Profit before income tax	192,168	342,132	413,141	1,284,932
Income tax expense	(59,176)	(397,774)	(442,493)	(820,828)

Net income (loss)	132,992	(55,642)	(29,352)	464,104

(1)	Pro forma for the year ended December 31, 2016 has been derived from our “Unaudited Pro Forma Consolidated Financial Data” located elsewhere in this prospectus.

Revenue

Our revenue was ~~P~~4,734 million for the Successor 2017 Period compared to ~~P~~453 million for the Predecessor 2016 Stub Period and ~~P~~3,287 million for the Successor 2016 Period, or ~~P~~3,740 million for the pro forma year ended December 31, 2016. Revenue for the Successor 2017 Period increased by ~~P~~995 million, or 26.6%, compared to the pro forma year ended December 31, 2016. In March 2017, we completed the sale of our Estonia, Latvia and Lithuania operations. The revenue from our Estonia, Latvia and Lithuania operating segment was ~~P~~54 million for the Successor 2017 Period and ~~P~~229 million for the pro forma year ended December 31, 2016. Excluding the effect of the disposal of our Estonia, Latvia and Lithuania operations, revenue for the Successor 2017 Period increased by ~~P~~1,169 million, or 33.3%, compared to the pro forma year ended December 31, 2016, primarily due to an increase in revenue in our Russia segment.

Russia revenue. Our revenue in our Russia segment was ~~P~~4,360 million for the Successor 2017 Period compared to ~~P~~3,276 million for the pro forma year ended December 31, 2016. Revenue in our Russia segment increased by ~~P~~1,084 million, or 33.1%, for the Successor 2017 Period compared to the pro forma year ended December 31, 2016, primarily due to the growth in the number of Small and Medium Accounts (by 33.2% in Moscow and St. Petersburg and 85.2% in the other regions of Russia due to the combined effect of our investment in brand awareness in other regions of Russia, favorable economic conditions and a general trend of increasing use by small and medium businesses of paid online services), and due to: (i) an increase in the revenue generated by Key Accounts located in Moscow and St. Petersburg following the introduction of a cap on the number of job postings in our flat fee subscription service as part of our strategy to increase monetization, (ii) increase in average number of subscription days per customer in Key Accounts and (iii) an increase in the number of Key Accounts in the other regions of Russia due to a general trend of increasing use of paid online services.

Other segments revenue. Our revenue in our other segments was ~~P~~374 million for the Successor 2017 Period compared to ~~P~~463 million for the pro forma year ended December 31, 2016. Revenue decreased by ~~P~~89 million, or 19.2%, compared to pro forma year ended December 31, 2016, primarily due to a ~~P~~175 million decrease due to the disposal of our Estonia, Latvia and Lithuania operations. Excluding the effect of the disposal of our Estonia, Latvia and Lithuania operations, revenue from other segments for the Successor 2017 Period increased by ~~P~~85 million, or 36.5%, compared to the pro forma year ended December 31, 2016, primarily due the increase in the number of customers in our Kazakhstan and Belarus operating segments.

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ~~P~~2,789 million for the Successor 2017 Period compared to ~~P~~266 million for the Predecessor 2016 Stub Period and ~~P~~1,848 million for the Successor 2016 Period, or ~~P~~2,066 million for the pro forma year ended December 31, 2016. Operating costs and expenses (exclusive of depreciation and amortization) increased by ~~P~~723 million, or 35.0%, compared with the pro forma year ended December 31, 2016. The main factors that contributed to such increases were: (i) an increase in personnel expenses of ~~P~~256 million as a result of increased bonus payouts to our sales team reflecting actual performance in 2017 being in excess of budgeted numbers; (ii) the indexation of salaries; (iii) the Management Incentive Agreement that was active for only a portion of the Successor 2016 Period and additional awards issued in the Successor 2017 Period; (iv) an increase in personnel expenses due to the increase in the headcount of our development team from 73 full time employee equivalents in the Successor 2016 Period to 93 full time employee equivalents in the Successor 2017 Period; (v) an increase in our investment in TV advertising in Russia of ~~P~~141 million and (vi) an increase in professional services of ~~P~~123 million due to costs relating to this offering. These effects were partially offset by a ~~P~~119 million decrease in operating costs and expenses (exclusive of depreciation and amortization) due to the disposal of our Estonia, Latvia and Lithuania operations in March 2017.

Depreciation and amortization

Depreciation and amortization was ~~P~~561 million for the Successor 2017 Period compared to ~~P~~9 million for the Predecessor 2016 Stub Period and ~~P~~460 million for the Successor 2016 Period, or ~~P~~541 million for the pro forma year ended December 31, 2016. Depreciation and amortization increased by ~~P~~20 million, or 3.7%, compared with the pro forma year ended December 31, 2016.

Finance income and costs

Finance income was ~~P~~71 million for the Successor 2017 Period compared to ~~P~~4 million for the Predecessor 2016 Stub Period and ~~P~~24 million for the Successor 2016 Period, or ~~P~~29 million for the pro forma year ended December 31, 2016. Finance income increased by ~~P~~42 million, or 144.8%, compared to the pro forma year ended December 31, 2016 primarily due to an increase in interest income on cash deposits.

Finance costs were ~~P~~706 million for the Successor 2017 Period compared to ~~P~~0 for the Predecessor 2016 Stub Period and ~~P~~635 million for the Successor 2016 Period, or ~~P~~732 million for the pro forma year ended December 31, 2016. Finance costs decreased by ~~P~~26 million, or 3.6%, compared with the pro forma year ended December 31, 2016 primarily due to a decrease in the Key Rate of the Central Bank of Russia, resulting in a decrease in the interest rates applied to the Credit Facility.

Gain on disposal of subsidiary

Gain on disposal of subsidiary was ~~P~~439 million for the Successor 2017 Period compared to ~~P~~0 for the Predecessor 2016 Stub Period and ~~P~~0 for the Successor 2016 Period, or ~~P~~0 for the pro forma year ended December 31, 2016. The gain was due to our divestment of our Estonia, Latvia and Lithuania operations in March 2017.

Net foreign exchange gain/(loss)

Net foreign exchange gain was ~~P~~96 million for the Successor 2017 Period compared to ~~P~~10 million for the Predecessor 2016 Stub Period and a net foreign exchange loss of ~~P~~26 million for the Successor 2016 Period, or a net foreign exchange loss of ~~P~~16 million for the pro forma year ended December 31, 2016. Net foreign exchange gain increased by ~~P~~112 million compared to the pro forma year ended December 31, 2016 primarily due to a foreign exchange gain on cash balances in foreign currency received from the disposal of our Estonia, Latvia and Lithuania operations in March 2017.

Income tax expense

Income tax expense was ~~P~~821 million for the Successor 2017 Period compared to ~~P~~59 million for the Predecessor 2016 Stub Period and ~~P~~398 million for the Successor 2016 Period, or ~~P~~442 million for the pro forma year ended December 31, 2016. The effective tax rate was 63.9% for the Successor 2017 Period and 116.3% for the Successor 2016 Period. The effective tax rate for the Successor 2017 Period was affected by the one-off non-taxable income from the disposal of our Estonia, Latvia and Lithuania operations in March 2017. Without the effect from the disposal, the effective tax rate for the Successor 2017 Period would have been 97.0%. Amortization of intangible assets recognized on the Acquisition Date significantly decreased our profit before tax and thus increased our effective tax rate. Without the effect from the disposal and the effect of the amortization of intangible assets, our effective tax rate for the Successor 2017 Period would have been 70.9%. A one-off charge of ~~P~~325 million related to the expiration of the tax indemnity provided by Mail.Ru on the Acquisition affected our effective tax rate for the Successor 2017 Period. Without this one-off charge, the effective tax rate would have been 38.6%, and it differs from the statutory rate for Russian companies by 20% primarily due to an unrecognized deferred tax asset on the interest expense relating to the Credit Facility and 15% deferred withholding tax on unremitted earnings to be paid from Russia to Cyprus. We consider these to be long-term factors. The applicable rate of withholding tax on unremitted earnings may change in the future. See “—Key Factors Affecting Comparability—Effective Tax Rate.”

The effective tax rate for the Successor 2016 Period is affected by a non-deductible interest expense on financing relating to the Acquisition, including shareholder bridge financing and interest expense on payment of the consideration in installments to Mail.Ru. Without the effects referred to above, the effective tax rate for the Successor 2016 Period would have been 63.7%. Amortization of intangible assets recognized on the Acquisition Date significantly decreased our profit before tax and thus, increased our effective tax rate. Without the effects related to interest expense and the effect of the amortization of intangible assets, our effective tax rate for the Successor 2016 Period would have been 47.7%. The effective tax rate without taking into account the one-off events and the effect of the amortization of intangible assets referred to above, remained relatively flat, from 47.7% in the Successor 2016 Period to 45.5% in the Successor 2017 Period.

Net Income (loss)

Net income was ~~P~~464 million for the Successor 2017 Period compared to ~~P~~133 million for the Predecessor 2016 Stub Period and a net loss of ~~P~~56 million for the Successor 2016 Period, or a net loss of ~~P~~29 million for the pro forma year ended December 31, 2016. Net Income increased by ~~P~~493 million compared with pro forma year ended December 31, 2016, primarily due to the reasons described above.

Comparison of the Predecessor 2016 Stub Period and the Successor 2016 Period and pro forma year ended December 31, 2016 to the Predecessor 2015 Period

	Predecessor		Predecessor	Successor
(in thousands of RUB)	For the year ended December 31, 2015	Pro forma for the year ended December 31, 2016(1)	Period from January 1 to February 23, 2016	Period from February 24 to December 31, 2016
Revenue	3,103,628	3,739,596	452,904	3,286,692
Operating costs and expenses (exclusive of depreciation and amortization)	(1,543,365)	(2,065,999)	(265,959)	(1,847,885)
Depreciation and amortization	(88,657)	(540,751)	(8,743)	(459,721)

Operating income	1,471,606	1,132,846	178,202	979,086
Finance income	123,943	28,510	4,246	24,264
Finance costs	—	(732,025)	—	(635,308)
Net foreign exchange gain/(loss)	74,046	(16,190)	9,720	(25,910)

Profit before income tax	1,669,595	413,141	192,168	342,132
Income tax expense	(393,817)	(442,493)	(59,176)	(397,774)

Net income (loss)	1,275,778	(29,352)	132,992	(55,642)

(1)	Pro forma for the year ended December 31, 2016 has been derived from our “Unaudited Pro Forma Consolidated Financial Data” located elsewhere in this prospectus.

Revenue

Revenue was ~~P~~453 million for the Predecessor 2016 Stub Period and ~~P~~3,287 million for the Successor 2016 Period, or ~~P~~3,740 million for the pro forma year ended December 31, 2016 compared to ~~P~~3,104 million for the Predecessor 2015 Period. Revenue for the pro forma year ended December 31, 2016 increased by ~~P~~636 million, or 20.5%, compared to the Predecessor 2015 Period, primarily due to an increase in revenue in our Russia segment.

Russia revenue. Our revenue in our Russia segment was ~~P~~3,276 million for the pro forma year ended December 31, 2016 compared to ~~P~~2,693 million for the Predecessor 2015 Period. Revenue in our Russia segment increased by ~~P~~583 million, or 21.6%, for the pro forma year ended December 31, 2016 compared to the Predecessor 2015 Period, primarily due to the growth in the number of paying Small and Medium Accounts (by 25.7% in Moscow and St. Petersburg and 59.6% in the other regions of Russia due to economic recovery as well as our investment in brand awareness in other regions of Russia and a general trend of increasing use by small and medium businesses of online services), and due to: (i) an increase in the revenue generated by Key Accounts following the introduction of a cap on the number of job postings in our flat fee subscription service as part of our strategy to increase monetization; (ii) the return of Key Accounts in Moscow and St. Petersburg who previously purchased our services prior to the economic slowdown in Russia in 2014 and 2015 and (iii) an increase in the number of Key Accounts in the other regions of Russia also due to our investment in brand awareness, favorable economic conditions and a general trend of increasing use of paid online services.

Other segments revenue. Our revenue in our other segments was ~~P~~463 million for the pro forma year ended December 31, 2016 compared to ~~P~~410 million for the Predecessor 2015 Period. On a pro forma basis, revenue in our other segments increased by ~~P~~53 million, or 12.9%, primarily due to a net decrease due to foreign currencies exchange rate fluctuations as a result of the depreciation of the Kazakh Tenge to Russian Ruble, offset by an increase primarily due to the cancellation of free of charge job postings, an increase in the number of paying customers in our Estonia, Latvia and Lithuania, Kazakhstan and Belarus operating segments.

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses were ~~P~~266 million for the Predecessor 2016 Stub Period and ~~P~~1,848 million for the Successor 2016 Period, or ~~P~~2,066 million for the pro forma year ended December 31, 2016 compared to ~~P~~1,543 million for the Predecessor 2015 Period. On a pro forma basis, operating costs and expenses increased by ~~P~~523 million, or 33.9%, primarily due to an increase in marketing expense relating to management’s decision to invest in brand development via extensive TV, outdoor and online campaigns, and an increase in personnel expenses primarily driven by an increase in headcount and performance bonuses to sales personnel and expenses related to our Management Incentive Agreement.

Depreciation and amortization

Depreciation and amortization was ~~P~~9 million for the Predecessor 2016 Stub Period and ~~P~~460 million for the Successor 2016 Period, or ~~P~~541 million for the pro forma year ended December 31, 2016 compared to ~~P~~89 million for the Predecessor 2015 Period. On a pro forma basis, depreciation and amortization increased by ~~P~~452 million compared to the Predecessor 2015 Period primarily due to amortization of brand, non-contractual customer relationships and other intangible assets identified at their fair values in connection with the Acquisition.

Finance income and costs

Finance income was ~~P~~4 million for the Predecessor 2016 Stub Period and ~~P~~24 million for the Successor 2016 Period, or ~~P~~29 million for the pro forma year ended December 31, 2016 compared to ~~P~~124 million for the Predecessor 2015 Period. On a pro forma basis, finance income decreased by ~~P~~95 million, or 76.6%, compared to the Predecessor 2015 Period primarily due to the decrease in interest income on loans provided to related parties.

Finance costs were ~~P~~0 million for the Predecessor 2016 Stub Period and ~~P~~635 million for the Successor 2016 Period, or ~~P~~732 million for the pro forma year ended December 31, 2016, compared to ~~P~~0 for the Predecessor 2015 Period. On a pro forma basis, finance costs increased by ~~P~~732 million compared to the Predecessor 2015 Period due to interest expense relating to the Credit Facility we entered into in connection with the Acquisition.

Net foreign exchange gain/(loss)

Net foreign exchange gain was ~~P~~10 million for the Predecessor 2016 Stub Period and net foreign exchange loss was ~~P~~26 million for the Successor 2016 Period, or ~~P~~16 million for the pro forma year ended December 31, 2016 compared to a net foreign exchange gain of ~~P~~74 million for the Predecessor 2015 Period. On a pro forma basis, net foreign exchange loss increased by ~~P~~90 million compared to the Predecessor 2015 Period primarily due to a significant gain in the Predecessor 2015 Period on outstanding intergroup loan balances denominated in euros resulting from the significant devaluation of the ruble to euro during the economic downturn in Russia in 2014 and 2015.

Income tax expense

Income tax expense was ~~P~~59 million for the Predecessor 2016 Stub Period and ~~P~~398 million for the Successor 2016 Period, or ~~P~~442 million for the pro forma year ended December 31, 2016, compared to ~~P~~394 million for the Predecessor 2015 Period. On a pro forma basis, income tax expense increased by ~~P~~49 million, or 12.4%.

The effective tax rate was 116.3% for the Successor 2016 Period and 23.6% for the Predecessor 2015 Period.

The effective tax rate for the Successor 2016 Period was affected by non-deductible interest expense on financing relating to the Acquisition, including shareholder bridge financing and interest expense on payment of the consideration in installments to Mail.Ru. Without the effects referred to above, the effective tax rate for the

Successor 2016 Period would have been 63.7%. Amortization of intangible assets recognized on the Acquisition Date significantly decreased our profit before tax and thus increased our effective tax rate. Without the effects related to interest expense and the effect of the amortization of intangible assets, our effective tax rate for the Successor 2016 Period would have been 47.7% and would differ from the statutory rate for Russian companies of 20% primarily due to 15% deferred withholding tax on unremitted earnings to be paid from Russia to Cyprus, and due to an unrecognized deferred tax asset on the interest expense relating to the Credit Facility. We consider these to be long-term factors. The applicable rate of withholding tax on unremitted earnings may change in the future. See “—Key Factors Affecting Comparability.”

The increase in the effective tax rate, without the effects related to interest expense and amortization of intangible assets as referred to above, from 23.6% in the Predecessor 2015 Period to 47.7% in the Successor 2016 Period is primarily due to a change in the applicable taxation rate of the withholding tax on dividends to be paid from Russia to Cyprus from 5% to 15% in our new structure subsequent to the Acquisition, and an unrecognized deferred tax asset on the interest expense relating to the Credit Facility obtained in May 2016.

Net Income (loss)

Net income (loss) was ~~P~~133 million for the Predecessor 2016 Stub Period and ~~P~~(56) million for the Successor 2016 Period, or ~~P~~(29) million for the pro forma year ended December 31, 2016 compared to ~~P~~1,276 million for the Predecessor 2015 Period. On a pro forma basis, net income decreased by ~~P~~1,305 million compared to the Predecessor 2015 Period primarily due to the amortization of intangible assets recognized upon the Acquisition and interest expense relating to the financing of the Acquisition.

Liquidity and Capital Resources

Our principal financial instruments are comprised of cash and cash equivalents and our Credit Facility (as described further below under the heading “—Contractual obligations and commitments—Credit Facility”). Other financial assets and liabilities include trade and other receivables, deposits with financial institutions and trade and other payables. Substantially all of our financial assets are neither past due nor impaired.

As of December 31, 2017, our current liabilities exceeded current assets by ~~P~~1,253 million. Our current liabilities were mainly represented by deferred revenue. Due to the nature of our business, a substantial portion of our customers pay upfront for subscriptions, thus deferred revenue arises. We expect that deferred revenue will continue to exceed the amount of inventories and trade receivables on our balance sheet, resulting in negative working capital in future periods.

Cash flows

	Predecessor		Successor
(in thousands of RUB)	For the year ended December 31, 2015	Period from January 1 to February 23, 2016	Period from February 24 to December 31, 2016	For the year ended December 31, 2017
Net cash generated from operating activities	1,187,973	282,688	532,364	1,592,282
Net cash (used in)/generated from investing activities	(1,098,546)	(143,516)	(10,019,369)	680,256
Net cash (used in)/generated from financing activities	(42,225)	(205,000)	10,171,832	(1,273,847)

Net increase/(decrease) in cash and cash equivalents	47,202	(65,828)	684,827	998,691

Net cash generated by/(used in) operating activities

For the Successor 2017 Period, net cash generated by operating activities was ~~P~~1,592 million, compared to ~~P~~283 million for the Predecessor 2016 Stub Period and ~~P~~532 million for the Successor 2016 Period. The change between the periods was primarily due to an (i) increase in net income after non-cash adjustments driven by an increase in sales and (ii) increase in contract liabilities, which was due to prepayments received from customers, partially offset by an increase in income tax paid due to increased tax base.

For the Predecessor 2016 Stub Period, net cash generated by operating activities was ~~P~~283 million, and for the Successor 2016 Period, net cash generated by operating activities was ~~P~~532 million, compared to ~~P~~1,188 million for the Predecessor 2015 Period. The change between the periods was primarily due to interest of ~~P~~628 million paid in connection with the Acquisition financing in 2016, as well as an increase in trade receivables due to a ~~P~~100 million prepayment to book time slots for the next year of TV campaigns, partially offset by a change in deferred income driven by an increase in cash prepayments from customers due to an increase in the amount of new sales and an increase in net income after non-cash items due to an increase in revenue.

Net cash generated by/(used in) investing activities

For the Successor 2017 Period, net cash generated by investing activities was ~~P~~680 million, compared to ~~P~~144 million of net cash used in the Predecessor 2016 Stub Period and ~~P~~10,019 million of net cash used in the Successor 2016 Period. The change between the periods was primarily due to cash consideration paid to Mail.Ru in connection with the Acquisition.

For the Predecessor 2016 Stub Period, net cash used in investing activities was ~~P~~144 million, and for the Successor 2016 Period, net cash used in investing activities was ~~P~~10,019 million, compared to ~~P~~1,099 million used in the Predecessor 2015 Period. The change between the periods was primarily due to cash consideration paid to Mail.Ru in connection with the Acquisition.

Net cash generated by/(used in) financing activities

For the Successor 2017 Period, net cash used in financing activities was ~~P~~1,274 million, compared to ~~P~~205 million for the Predecessor 2016 Stub Period and ~~P~~10,172 million net cash generated by financing activities for the Successor 2016 Period. The change between the periods was primarily due to (i) entry into our Credit Facility and a ~~P~~5,000 million capital contribution from our shareholders to finance the Acquisition in 2016 and (ii) distribution of ~~P~~3,110 million to our shareholders in 2017. These changes were partially offset by the receipt of an additional ~~P~~2,000 million in bank financing in 2017.

For the Predecessor 2016 Stub Period, net cash used in financing activities was ~~P~~205 million, and for the Successor 2016 Period, net cash generated by financing activities was ~~P~~10,172 million, compared to net cash used in financing activities of ~~P~~42 million for the Predecessor 2015 Period. The change between the periods was primarily due to the entry into our Credit Facility and a ~~P~~5,000 million capital contribution from shareholders to finance the Acquisition.

Contractual obligations and commitments

The following table summarizes our on balance sheet minimum contractual obligations and commercial commitments as at December 31, 2017:

	Payments due by period
(in thousands of RUB)	Carrying value	Total contractual cash flows	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
Credit Facility	6,837,293	8,872,295	1,336,187	1,544,807	5,991,301	—
Trade and other payables	336,720	336,720	336,720	—	—	—
Operating leases

Total	7,174,013	9,209,015	1,672,907	1,544,807	5,991,301	—

Credit Facility

In connection with the financing of the Acquisition, through our wholly owned subsidiary Zemenik LLC, we entered into a syndicated credit facility with VTB Bank (PJSC), dated May 16, 2016, borrowing ~~P~~5 billion. On October 5, 2017, we entered into an amendment to the Credit Facility pursuant to which we increased the maximum principal amount to ~~P~~7 billion by borrowing an additional ~~P~~2 billion. The applicable interest rate on the ~~P~~7 billion principal amount was decreased from 3.7% to 2.0% above the Key Rate of the Central Bank of Russia, and certain key financial covenants were amended. As of December 31, 2017, the Group complied with all financial and other covenants in the Credit Facility agreement. This additional ~~P~~2 billion was then distributed to our shareholders pursuant initially to various loan agreements. See “Related Party Transactions—Relationship with Elbrus Capital and GS Group Inc.—Loans to Shareholders.”

The Credit Facility may be terminated at any time in the event of a default, or likely default, by the lender and matures pursuant to a quarterly schedule with final maturity in May 2021. Headhunter FSU Limited, Zemenik Trading Limited and Headhunter LLC also provided guarantees in favor of VTB Bank (PJSC) in connection with the Credit Facility. The Credit Facility includes various legal restrictions including change of control provisions, restrictions and limitations on shareholder distributions, a prepayment penalty, as well as financial covenants. The Credit Facility was collateralized with shares of Headhunter FSU Limited, Zemenik Trading Limited, Headhunter LLC and Zemenik LLC. The Credit Facility was amended on December 29, 2017 simultaneously with the guarantee agreement to which we are a party, to allow us, subject to customary conditions, to proceed with offering-related matters including, inter alia, the change of corporate name and conversion to a public company, the split of shares, the issue of additional shares, to provide indemnities in connection with this offering, the decrease of additional capital, changes to the charter documents and others. Simultaneously with the Amendment, we executed the release of the security over the shares of Zemenik Trading Limited.

The Credit Facility contains certain restrictions on our ability to declare and pay dividends, including that we cannot declare and pay dividends without the prior written consent of VTB Bank (PJSC) except in the following cases: (i) payments of distributable profit by any Debtor in favor of another Debtor and by any participant of the Group in favor of Zemenik LLC, Headhunter FSU Limited, Zemenik Trading Limited or Headhunter LLC;

(ii) payments of distributable profit in favor of our shareholders in the amount not exceeding 50% of the Adjusted Consolidated Net Profit of the Group and subject to confirmation by VTB Bank (PJSC) that the value of the Adjusted Debt Load Indicator does not exceed 2.9:1; (iii) payments of distributable profit in favor of our shareholders in the amount not exceeding 70% of the Adjusted Consolidated Net Profit of the Group and subject to confirmation by VTB Bank (PJSC) that the value of the Adjusted Debt Load Indicator does not exceed 2.7:1; and (iv) payments of distributable profit by any participant of the Group to the minority shareholders provided that similar payments are effected in favor of shareholders, proportionally to their share in the authorized capital stock of such participant of the Group. Capitalized terms in this paragraph have the definitions provided in the Credit Facility.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our Independent Registered Public Accounting Firm has not conducted an audit of our internal control over financial reporting.

However, in the course of reviewing our financial statements in preparation for this offering, our management and our Independent Registered Public Accounting Firm identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting attributable to our lack of an effective control structure and sufficient financial reporting and accounting personnel. SEC guidance defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our findings related to our financial reporting as of the years ended December 31, 2015 and 2016 include material weaknesses where: (i) we did not design, implement and maintain an effective control environment with the appropriate functions, bodies (including an audit committee or equivalent body at the board level and internal audit control function) and formalized processes and procedures in order to independently review and challenge the financial statements prepared by the financial reporting group; (ii) we did not have a sufficient number of accounting personnel with appropriate expertise required for the timely preparation and review of accounting schedules and financial statements in order to adequately meet the reporting and compliance requirements as an SEC registrant; (iii) we did not maintain effective allocation and segregation of duties in our financial reporting process (specifically for identifying, accumulating and reviewing all required supporting information) to ensure the completeness and accuracy of the preparation and review of consolidated financial statements and disclosures; (iv) we did not retain the evidence of review of significant contracts and non-routine transactions that could lead to potential misstatements in the financial statements as well as other adverse effects; and (v) our information systems access, the segregation of duties and user access rights within information systems and change management controls were not operating effectively.

Our findings related to our financial reporting as of the year ended December 31, 2017 include material weaknesses where: (i) we did not design, implement and maintain an effective control environment with the appropriate functions, bodies (including an audit committee or equivalent body at the board level and internal audit control function) and formalized processes and procedures in order to independently review and challenge the financial statements prepared by the financial reporting group; (ii) we did not have a sufficient number of accounting personnel with appropriate expertise required for the timely preparation and review of accounting schedules and financial statements in order to adequately meet the reporting and compliance requirements as an SEC registrant; and (iii) our information systems access, the segregation of duties and user access rights within information systems and change management controls were not operating effectively.

As a result of these findings, we may not have been able to identify any potential material errors in our historical consolidated financial statements, and our historical consolidated financial statements might have been misstated in a manner that may not have been detected or prevented.

We have commenced measures to remediate the material weaknesses and significant deficiencies related to our financial reporting as of the year ended December 31, 2017 by engaging an Accounting Advisor to assist us in designing and implementing improved internal processes and controls, as well as enhancing our accounting policy and procedures. In addition to hiring the Accounting Advisor, we intend to: (i) hire additional finance and accounting personnel with expertise in preparation of financial statements in accordance with IFRS; (ii) further develop and document our accounting policies and financial reporting procedures, improve existing control processes and implement new control processes with the assistance of the Accounting Advisor; and (iii) establish an access policy for our accounting system and improve access rights and change management control procedures for our information systems. There can be no assurance that we will be successful in pursuing these measures, or that these measures will significantly improve or remediate the material weaknesses described above. There is also no assurance that we have identified all of our material weaknesses or that we will not in the future have additional material weaknesses.

However, there can be no assurance that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weaknesses described above. There is also no assurance that we have identified all of our material weaknesses or that we will not in the future have additional material weaknesses. See “Risk Factors—Risks Relating to our Initial Public Offering and Ownership of our ADSs—We identified material weaknesses and significant deficiencies in our internal control over financial reporting. The existing material weaknesses in our internal control over financial reporting could result in material misstatements in our historical financial reports and, if we are unable to successfully remediate the material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our ADSs may be materially and adversely affected.”

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Credit risk

Credit risk is the risk that a counterparty of ours fails to meet its obligations. The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Carrying amount
	Successor
(in thousands of Russian Roubles)	December 31, 2016	December 31, 2017
Trade receivables	73,048	25,264
Loans to related parties	253,321	—
Short-term investments	19,901	—
Cash and cash equivalents	324,712	1,416,008

Total	670,982	1,441,272

Trade receivables represent amounts owed by customers to us for the services provided. Our customers come from various industries, and no customer is accountable for more than 10% of our revenue.

Loans to related parties and short-term investments are disclosed in the notes 27 and 17, respectively, to our consolidated financial statements.

Cash and cash equivalents and our short term investments are primarily kept with Russian banks ALFA-BANK (JSC) (credit ratings: Moody’s – Ba1, Fitch – BB+, S&P – BB) in the Predecessor periods and VTB Bank (PJSC) (credit ratings: Moody’s – Ba1, S&P – BB+) in the Successor period.

Currency risk

Our exposure to the risk of changes in foreign exchange rates related primarily to the net assets of our subsidiaries denominated in a currency that is different from their functional currency. The functional currencies of our companies are primarily the Russian Rouble (RUB), Belarus Rouble (BYN) and Kazakh Tenge (KZT). As of December 31, 2017, net assets denominated in foreign currency mainly relate to trade and other payables arising from USD-denominated costs related to this offering. As of December 31, 2016, substantially all net assets denominated in foreign currency related to intra-group loans.

Our exposure to foreign currency risk was as follows:

	December 31, 2016			December 31, 2017
(in thousands of Russian Roubles)	USD- denominated	EUR- denominated	KZT- denominated	USD- denominated	EUR- denominated	KZT- denominated
Cash and cash equivalents	8,087	—	—	64,375	—	—
Trade and other payables	(11,986)	—	—	(101,678)	—	—
Net assets/(liabilities) related to intra-group loans	—	37,253	(27,810)	—	—	—
Net exposure	(3,899)	37,253	(27,810)	(37,303)	—	—

Sensitivity analysis

We estimate that an appreciation of USD relative to the RUB by 10% would result in ~~P~~390 thousand and ~~P~~3,730 thousand loss before tax and decrease of equity as of December 31, 2016 and as of December 31, 2017, respectively.

We had no exposure to the EUR as of December 31, 2017. An appreciation of the EUR relative to the RUB by 10% would have resulted in ~~P~~3,725 thousand profit before tax as of December 31, 2016.

We had no exposure to the KZT as of December 31, 2017. An appreciation of KZT relative to the RUB by 10% would have resulted in ~~P~~2,781 thousand loss before tax as of December 31, 2016.

We limit our exposure to currency risk by denominating substantial monetary assets and liabilities in currencies that match the cash flows generated by our underlying operations. In respect of monetary assets and liabilities denominated in foreign currencies, our policy is to ensure that our net exposure is kept to an acceptable level.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting commitments associated with financial liabilities, which arises because of the possibility that we could be required to pay our liabilities earlier than expected. Our liabilities exposed to liquidity risk are mainly our bank and shareholder loans payable and trade and other payables repayable in the period less than one year (see notes 21 and 22 to our consolidated financial statements).

We manage liquidity risk by constantly reviewing forecasted cash flows to ensure that we have sufficient liquidity to maintain necessary capital expenditures and service our debt without incurring temporary cash shortfalls.

As at December 31, 2017, our current liabilities exceeded current assets by ~~P~~1,253 million. Our current liabilities were mainly represented by contract liabilities of ~~P~~1,465,837 thousand. Due to the nature of our business, a substantial portion of customers pay upfront for subscriptions, thus contract liabilities arise. We expect that contract liabilities will continue to be significant and thus negative working capital will be maintained in the future periods. Management considers such structure of the working capital acceptable to our business model.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments and exclude the impact of netting agreements.

Successor

At December 31, 2016		Contractual cash flows
	Carrying amount	Total	Less than 2 mths	2-12 mths	1-2 yrs	2-5 yrs
Non-derivative financial liabilities
Bank loan	4,909,099	7,411,382	—	881,547	1,223,638	5,306,197
Trade and other payables	190,110	190,110	190,110	—	—	—

	5,099,209	7,601,492	190,110	881,547	1,223,638	5,306,197

At December 31, 2017		Contractual cash flows
	Carrying amount	Total	Less than 2 mths	2-12 mths	1-2 yrs	2-5 yrs
Non-derivative financial liabilities
Bank loan	6,837,293	8,872,295	100,000	1,236,187	1,544,807	5,991,301
Trade and other payables	336,720	336,720	336,720	—	—	—

Total	7,174,013	9,209,015	436,720	1,236,187	1,544,807	5,991,301

Critical Accounting Policies and Significant Judgments and Estimates

We prepare financial statements in accordance with IFRS as adopted by the IASB, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenue and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Basis of consolidation

Nonrecurring valuations

Our nonrecurring valuations are primarily associated with (i) the application of acquisition accounting and (ii) impairment assessments, both of which require that we make fair value determinations as of the applicable valuation date. In making these determinations, we are required to make estimates and assumptions that affect the recorded amounts, including, but not limited to expected future cash flows, market comparables and discount rates, and remaining useful lives of long-lived assets. To assist us in making these fair value determinations, we may engage third party valuation specialists. Our estimates in this area impact, among other items, the amount of depreciation and amortization, impairment charges and income tax expense or benefit that we report. Our estimates of fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain. A significant portion of our long-lived assets were initially recorded through the application of acquisition accounting and all of our long-lived assets are subject to impairment assessments. For additional information, see notes 4 and 14 to our consolidated financial statements.

We regularly review whether changes to estimated useful lives are required in order to accurately reflect the economic use of our intangible assets with finite lives.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Revenue

We earn revenue primarily from granting access to our CV database and displaying job advertisements on our website. The payment terms for most contracts require a full prepayment. Unearned revenues are reported in the consolidated statement of financial position as contract liabilities.

Revenue is measured at the fair value of the consideration received or receivable. Revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the end of the reporting period, provided that the amount of revenue can be measured reliably, and that it is probable that the economic benefits associated with the transaction will flow to us.

CV database access

We grant access to our CV database on a subscription basis for a period of time ranging from one day to twelve months. Revenue is recognized on a straight-line basis over the period of subscription.

Job postings

Customers purchase a certain number of job postings and use them to post job advertisements on our website when needed. Revenue from each job posting is recognized over the period of display of an advertisement on our website on a straight-line basis.

Bundled subscriptions

We grant access to our CV database and allow customers to display job advertisements (subject, since September 2015, to a contractually stated limit) on our website on a subscription basis for the period of time ranging from one day to twelve months. Revenue attributable to these components is recognized collectively on a straight-line basis over the term of the bundled subscription arrangement, because the services are generally performed concurrently through an indeterminate number of acts and the estimated incremental cost of providing the services is insignificant such that our cost-plus-margin is not impacted if the cap on display job advertisements is substantive for certain customers.

Other value added services (VAS)

Revenue from other VAS primarily consists of display and context advertising, branded employer pages, online assessment, online education, eventing, as well as premium services for job seekers. Revenue from other value added services is recognized when the services are rendered. In particular, revenue from CPC advertising is recognized based on the number of impressions or clicks that have occurred over the reporting period, and revenue from time-based advertising is recognized on a straight-line basis over the period of display of a banner on our website.

Income Tax Accounting

We are required to estimate the amount of tax payable or refundable for the current year and the deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities, using enacted tax rates in effect for each taxing jurisdiction in which we operate for the year in which those temporary differences are expected to be recovered or settled. This process requires management to make assessments regarding the timing and probability of the ultimate tax impact of such items.

The actual amount of deferred income tax benefits realized in future periods will likely differ from the net deferred tax liabilities reflected in our consolidated statement of financial position due to, among other factors, possible future changes in income tax law or interpretations thereof in the jurisdictions in which we operate and differences between estimated and actual future taxable income. Any of such factors could have a material effect on our current and deferred tax positions as reported in our consolidated financial statements. A high degree of judgment is required to assess the impact of possible future outcomes on our current and deferred tax positions. Tax laws in jurisdictions in which we have a presence are subject to varied interpretation, and tax positions we take are subject to significant uncertainty regarding whether the position will be ultimately sustained after review by the relevant tax authority. We recognize the financial statement effects of a tax position when it is probable, based on technical merits, that the position will be sustained upon examination.

The determination of whether the tax position meets the probable threshold requires a facts-based judgment using all information available. Where we have concluded that the probable threshold is not met and, accordingly, the amount of tax benefit recognized in our consolidated financial statements is different than the amount taken or expected to be taken in our tax returns.

We are required to continually assess our tax positions, and the results of tax examinations or changes in judgment can result in substantial changes to our unrecognized tax benefits.

Recent Accounting Pronouncements

In the year ended December 31, 2017, the following new and revised Standards and Interpretations have been adopted and have affected the amounts reported in these consolidated financial statements.

Disclosure Initiative (Amendments to IAS 7)

We have applied these amendments for the first time in the year ended December 31, 2017. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. To satisfy the new disclosure requirements, we prepared a reconciliation between the opening and closing balances for liabilities with changes arising from financing activities.

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

We have applied these amendments for the first time in the year ended December 31, 2017. The amendments clarify how an entity should evaluate whether there will be sufficient future taxable profits against which it can utilize a deductible temporary difference.

The application of these amendments has had no impact on our consolidated financial statements, as we already assess the sufficiency of future taxable profits in a way that is consistent with these amendments.

Annual Improvements to IFRSs – 2014-2016 Cycle (Amendments to IFRS 12)

We have applied the amendments to IFRS 12 included in the Annual Improvements to IFRSs 2014-2016 Cycle for the first time in the year ended December 31, 2017. The other amendments included in this package are not yet mandatorily effective, and we have not early adopted them (see the list of new and revised IFRSs in issue but not yet effective below).

The application of these amendments has had no effect on our consolidated financial statements.

New standards and interpretations not yet effective

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning on or after January 1, 2018 and have not been applied in preparing our consolidated financial statements. Of these pronouncements, the following will potentially have an impact on our operations. We plan to adopt these pronouncements when they become effective.

IFRS 9 Financial Instruments

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9 Financial Instruments. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 Financial Instruments: Recognition and Measurement with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 introduces a new impairment model, under which the expected credit loss is required to be recognized as compared to the existing incurred credit loss model of IAS 39.

The standard maintains most of the requirements in IAS 39 regarding the classification and measurement of financial liabilities. However, with the new requirements, if an entity chooses to measure a financial liability at fair value, the amount of change in its fair value that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, rather than in profit or loss.

The most relevant change to us is the requirement to use an expected loss model instead of the incurred loss model that is currently being used when assessing the recoverability of trade and other receivables. The possible impact is to accelerate the timing of impairment loss recognition. We estimate that this new standard will not have material impact on our financial position or performance.

Classification—Financial assets

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”). The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

Based on our assessment, we do not believe that the new classification requirements will have a material impact on our accounting for trade receivables.

Impairment—Financial assets and contract assets

IFRS 9 replaces the “incurred loss” model in IAS 39 with a forward-looking “expected credit loss” (“ECL”) model. This will require considerable judgement about how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis.

The new impairment model will apply to financial assets measured at amortized cost or FVOCI, except for investments in equity instruments, and to contract assets.

Under IFRS 9, loss allowances will be measured on either of the following bases:

•	12 month ECLs. These are ECLs that result from possible default events within the 12 months after the reporting date; and

•	Lifetime ECLs. These are ECLs that result from all possible default events over the expected life of a financial instrument.

Lifetime ECL measurement applies if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition, and 12 month ECL measurement applies if it has not. An entity may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date. However, lifetime ECL measurement always applies for trade receivables without a significant financing component.

The following analysis provides further detail about this estimated impact as of January 1, 2018.

Trade and other receivables

The estimated ECLs were calculated based on actual credit loss experience over the past three years.

Actual credit loss experience was adjusted by scalar factors to reflect differences between economic conditions during the period over which the historical data was collected, current conditions and our view of economic conditions over the expected lives of the receivables.

We estimated that application of IFRS 9’s impairment requirements as of January 1, 2018 will not have material impact on the impairment of trade and other receivables.

Cash and cash equivalent

Our cash and cash equivalents are primarily kept with Russian banks ALFA-BANK (JSC) (credit ratings: Moody’s – Ba1, Fitch – BB+, S&P – BB) and VTB Bank (PJSC) (credit ratings: Moody’s – Ba1, S&P – BB+).

The estimated impairment on cash and cash equivalents was calculated based on the 12 month expected loss basis and reflects the short maturities of the exposures. We consider that our cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.

We estimated that application of IFRS 9’s impairment requirements as of January 1, 2018 will not have material impact on the impairment of cash and cash equivalents.

Classification—Financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

However, under IAS 39 all fair value changes of liabilities designated as at FVTPL are recognized in profit or loss, whereas under IFRS 9 these fair value changes are generally presented as follows:

•	the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and

•	the remaining amount of change in the fair value is presented in profit or loss.

We have not designated any financial liabilities at FVTPL, and we have no current intention to do so. Our assessment did not indicate any material impact regarding the classification of financial liabilities as of January 1, 2018.

Disclosures

IFRS 9 will require extensive new disclosures, in particular about credit risk and expected credit losses. Our assessment included an analysis to identify data gaps against current processes, and we are in the process of implementing the system and controls changes that we believe will be necessary to capture the required data.

Transition

Changes in accounting policies resulting from the adoption of IFRS 9 will generally be applied retrospectively, except as described below.

•	We will take advantage of the exemption allowing us not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 will generally be recognized in retained earnings and reserves as of January 1, 2018.

•	The following assessments have to be made on the basis of the facts and circumstances that exist at the date of initial application.

•	The determination of the business model within which a financial asset is held.

•	The designation and revocation of previous designations of certain financial assets and financial liabilities as measured at FVTPL.

•	The designation of certain investments in equity instruments not held for trading as at FVOCI.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 “Revenue from contracts with customers.” The new standard provides a framework for the recognition, measurement and disclosure of revenue from contracts with customers and replaces existing standards and guidance on revenue recognition IAS 11, IAS 18, IFRIC 13, IFRIC 15, IFRIC 18, and SIC-31. The new standard is effective January 1, 2018.

IFRS 15 allows two methods of adopting the standard, which is a full retrospective method and a modified retrospective method. We will be adopting IFRS 15 using the full retrospective method.

The most significant impact on revenue recognition relates to our accounting for bundled subscriptions, which include access to our CV database and allow customers to display job advertisements. Under current IFRS, the revenue attributable to these components is recognized collectively on a straight-line basis over the term of the bundled subscription arrangement, because the services are generally performed concurrently through an indeterminate number of acts and the estimated incremental cost of providing the services is insignificant such that our cost-plus-margin is not impacted if the cap on display job advertisements is substantive for certain customers. Under the new standard, we have determined that the number of job advertisements displayed, an output method, provides the most faithful depiction of the value of the services transferred to customers for this performance obligation when the cap is substantive. However, as the above revenue recognition change results in a relatively minor shift in the timing of revenue recognition, we have concluded that the impact of IFRS 15 will not be material on our consolidated revenue.

IFRS 16 Leases

IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.

IFRS 16 introduces a single, on-balance lease sheet accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard — i.e. lessors continue to classify leases as finance or operating leases.

We have completed an initial assessment of the potential impact on our consolidated financial statements but have not yet completed our detailed assessment. The actual impact of applying IFRS 16 on the financial statements in the period of initial application will depend on future economic conditions, including our borrowing rate as of January 1, 2019, the composition of our lease portfolio at that date, our latest assessment of whether we will exercise any lease renewal options and the extent to which we choose to use practical expedients and recognition exemptions.

So far, the most significant impact identified is that we will recognize new assets and liabilities for our operating leases of office premises. As of December 31, 2017, there are no significant future minimum lease payments under non-cancellable operating lease obligations.

In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Other amendments

The following new or amended standards are not expected to have a significant impact on our consolidated financial statements.

—	Annual Improvements to IFRSs 2014-2016 Cycle — Amendments to IFRS 1 and IAS 28;

—	Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2);

—	Transfers of Investment Property (Amendments to IAS 40);

—	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28);

—	IFRIC 22 Foreign Currency Transactions and Advance Consideration;

—	IFRIC 23 Uncertainty over Income Tax Treatments;

—	Prepayment Features with Negative Compensation (Amendments to IFRS 9);

—	Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28);

—	IFRS 17 Insurance Contracts; and

—	Applying IFRS 9 Financial instruments with IFRS 4 Insurance Contracts (Amendments to IFRS 4).

OUR INDUSTRY

Russia is the 12th largest economy in the world, with a GDP of $1,283 billion in 2016 according to the World Bank, and was the 9th most populous country, with a population of 147 million as of December 31, 2016 according to Rosstat. Following an economic downturn in 2014 and 2015, Russia returned to economic growth in 2017, according to Rosstat. Russia has the largest Internet audience among European countries with 82 million users in the summer of 2017, and an Internet penetration rate of approximately 70% of the population above 18 years old, according to FOM. The Internet has become an integral part of Russian consumers’ lifestyle, resulting in many activities and services, including job search, migrating online.

Although Russia had a large labor force of approximately 76.6 million people on average in 2016 according to Rosstat, local businesses are experiencing a shortage of employees, which translates into a low unemployment rate, high turnover of employees and real wage growth above real GDP growth. Competition for human capital supported the rapid expansion of job advertising services industry in the past decade. At the same time, as Internet usage becomes ubiquitous, job searching is moving online and increasingly to mobile platforms, and both employers and job seekers are rapidly adopting online services.

Recovery of the Russian Economy

The Russian economy demonstrated a return to positive growth in 2017 due to strong oil prices, high personal consumption and decreasing inflation and interest rates. Russia experienced 1.5% real GDP growth in 2017, according to Rosstat. Russia’s GDP declined by 2.5% in 2015 and 0.2% in 2016 due to a sharp fall in oil prices, weakening of the ruble and a spike in consumer price inflation. The MED expects Russia’s GDP to grow at approximately a 2.1% to 2.3% CAGR in real terms from 2018 to 2020, supported by the recovery in domestic demand as result of easing financial conditions and improving consumer confidence.

Large Internet Audience and Ubiquitous Internet Usage

Russia’s Internet audience has experienced significant growth over the last decade, bolstered by economic growth, the increasing affordability of personal computers and mobile devices and substantial investments in broadband infrastructure. According to FOM, Russia’s monthly Internet audience was approximately 82 million monthly users in the summer of 2017, translating into an Internet penetration rate of approximately 70%, of the population above 18 years old, almost tripling the levels from July 2007.

Fixed broadband subscriber base. According to J’Son & Partners, the fixed broadband audience grew to 31.4 million households in 2016, translating into a penetration rate of 56%, as a result of extensive new housing construction in large cities, a growing number of connected devices and the roll out of fixed line broadband networks. However, potential remains for further increases in fixed broadband penetration, which is below that in Western Europe (95% in France, 77% in Germany, and 88% in the United Kingdom) or the United States (84%), based on ITU data. According to J’Son & Partners, the fixed broadband audience is expected to reach 33.2 million households by 2022, growing at a CAGR of 0.9%. Deceleration of growth is driven by the saturation of the market, the growing construction cost for new broadband networks and the migration of users to mobile devices.

Mobile Internet subscriber base. The number of mobile data users based on SIM cards increased to 112 million in 2016 from 98 million in 2014, due to expanding usage of mobile devices, including dual-SIM smartphones, nationwide rollout of 3G and 4G/LTE mobile networks and user migration to mobile from desktop, according to J’Son & Partners estimates. According to J’Son & Partners, the mobile Internet audience is expected to further increase, reaching 149 million users based on the number of SIM cards by 2022, due to changes in consumer habits leading to adoption of the “on the go” Internet access, further growth of heavy content consumption (video, games, etc.), increasing penetration of social networks and adoption of location-based applications.

Development of Fixed Broadband and Mobile Internet Audience in Russia

Metric	2014	2015	2016	2017E	2018E	2019E	2020E	2021E	2022E
Fixed broadband subscribers base, million	29.7	30.8	31.4	31.8	32.2	32.5	32.9	33.0	33.2
Mobile data subscribers, million	98.0	107.0	112.3	118.0	123.8	129.7	135.8	142.1	148.5

Source: J’Son & Partners

The significant growth in Internet penetration rates has resulted in the shifting of everyday activities of consumers and businesses online, further supported by the availability of websites and mobile applications catering to the various needs of consumers and businesses and an expansion in the range of services offered online, including job search.

Shift of Marketing Expenditure Online

As Internet usage is rapidly growing and consumers are spending more time online and on mobile devices, a larger share of marketing budgets is being allocated to online media. In Russia, the share of total marketing spend on TV, newspapers, outdoor, radio and other offline media declined from 88% in 2010 to 62% in 2016, while the share of advertising budgets allocated to online media increased from 12% in 2010 to 38% in 2016, according to the Association of Communication Agencies of Russia. Despite significant growth over last six years, the online advertising market in Russia is far from realizing its full potential. For example, the share of marketing budgets spent online is significantly lower than the same share in China (53% in 2016) or the United Kingdom (55% in 2016), according to Zenith.

Russian Labor Market Structure and Fundamentals Support Growing Competition for Human Capital

The Russian labor market has historically had a number of fundamental characteristics that have resulted in a shortage of highly skilled and talented employees, high turnover of employees and nominal wage growth exceeding real GDP growth and consumer inflation rates. Although employee turnover and real wages declined during the last economic downturn, the fundamental market characteristics remain largely intact and are expected to continue to support strong competition for human capital, resulting in increased marketing spending on job advertising as the economy rebounds.

Shrinking labor force. According to Rosstat, the economically active population of Russia amounted to 76.6 million people on average in the year ended December 31, 2016. Following a period of relative demographic stability between 2014 and 2016, the size of the economically active population is expected to decline starting from 2017 to reach approximately 74.7 million by 2022, due to low birth rates and aging of the population, according to Rosstat, MED and J’Son & Partners data.

Population and Labor Force in Russia

Metric	2014	2015	2016	2017E	2018E	2019E	2020E	2021E	2022E
Population, million	143.7	146.3	146.5	146.8	147.2	147.5	147.7	147.9	148.2
Labor force, million	75.4	76.6	76.6	76.4	76.1	75.8	75.2	75.0	74.7

Source: Rosstat, MED, J’Son & Partners

Low impact of economic cycles on unemployment. Russia’s unemployment ratio has not correlated strongly with economic activity levels, as business prefers to lower nominal wages rather than reduce headcounts in periods of economic recession. As a result, the unemployment ratio remained relatively low despite a decline in real GDP decline in 2015 and 2016. The unemployment rate is expected to further decrease to 4.6% in 2022 from 5.5% in

2016, as demand for employees is expected to rise, supported by the rebound of the Russian economy, according to J’Son & Partners. A situation of close-to-full employment would further elevate competition for human capital among employers.

Unemployment Rate and Real GDP Growth in Russia

Metric	2014	2015	2016	2017E	2018E	2019E	2020E	2021E	2022E
Real GDP growth, %	0.7%	(2.5)%	(0.2)%	1.5%	2.1%	2.2%	2.3%	2.5%	2.5%
Unemployment rate, %	5.2%	5.6%	5.5%	5.2%	5.0%	4.9%	4.7%	4.7%	4.6%

Source: Rosstat, MED, J’Son & Partners

Low mobility of labor force. Russia’s labor force mobility has been hindered by the vast size of the country, high moving costs and an underdeveloped housing market. Low mobility has resulted in significant variations of the unemployment rate across regions and between white and blue collar employees. Rural areas in the south of European Russia and the Far East have consistently high unemployment rates, while Moscow, St. Petersburg and other large cities have witnessed low unemployment over the last decade. Low mobility of the labor force does not allow for the filling of open positions by hiring job seekers from regions with high unemployment, further intensifying competition for human capital.

High employee turnover ratio. The Russian labor market has experienced a high employee turnover ratio, in the range of between 26.0% and 28%, since 2014, implying that employees change jobs every three to four years on average, according to Rosstat. Such level of employee turnover has been driven by the shortage of skilled workers and continuously intense competition for human capital, particularly in the sectors with high productivity. According to Rosstat, employee turnover decreased during the period of economic slowdown in 2015 and 2016, as the number of open positions declined and employees were not inclined to change jobs during that time. As the economy returns to growth, employee turnover ratio is expected to recover to pre-recession levels. According to J’Son & Partners, employee turnover is expected to increase to 30.5% by 2022 from 26.9% in 2016, translating into approximately 22 million positions to be filled per year.

Employee Turnover Ratio in Russia

Metric	2014	2015	2016	2017E	2018E	2019E	2020E	2021E	2022E
Employee turnover, %	28.0%	26.4%	26.9%	27.5%	28.4%	28.9%	29.2%	29.9%	30.5%
Filled in job positions, million	20.0	19.1	19.5	19.9	20.5	20.8	20.9	21.4	21.7

Source: J’Son & Partners

Rapid Real Wages Growth. Russia’s labor market has been experiencing elevated competition for employees, which has translated into real wage growth exceeding real GDP growth and consumer price inflation. As the economy is expected to recover and unemployment rates remain close to historically low levels, a reduction in labor force would translate into elevated demand for human capital and further real growth of wages.

Real GDP vs. Real Wage Growth

Metric	2014	2015	2016	2017E	2018E	2019E	2020E	2021E	2022E
Real GDP growth %	0.7%	(2.5)%	(0.2)%	1.5%	2.1%	2.2%	2.3%	2.5%	2.5%
Real wage growth %	1.2%	(9.0)%	0.8%	3.4%	2.1%	2.8%	2.6%	3.5%	3.8%

Source: Rosstat, Vnescheconombank, J’Son & Partners

Structure of the labor force. The structure of the labor force in Russia has been consistent over the past years, with blue collar workers representing approximately 57% of the total workforce over 2015 and 2016, according to J’Son & Partners. During the same period, approximately 80% of the total labor force was located outside of Moscow and St. Petersburg, which accounted for approximately 15% and 5%, respectively, according to Rosstat.

Growing Popularity of Online Recruitment Services

Historically, Russian companies looked for talent using offline recruitment services such as print classifieds, local newspapers, recruitment events and offline job advertising. In large enterprises, recruitment processes were conducted by in-house HR departments, while in small businesses, founders and executives were often performing HR functions and making hiring decisions.

As the use of Internet services among businesses and employees has increased, job advertising and HCM services have started migrating online and to mobile platforms. According to J’Son & Partners, the share of filled positions advertised online is expected to increase from 20% in 2016 to 41% by 2022. As of December 2016, there were 3.8 million unique positions advertised online and filling an open job position advertised online required on average 2.7 months. As a result, approximately 10.3 million online job postings were published across all online resources, according to J’Son & Partners.

Development of Online Recruitment in Russia

Metric	2014	2015	2016	2017E	2018E	2019E	2020E	2021E	2022E
% of unique job positions advertised online of total filled in job positions	15.6%	16.1%	19.5%	24.2%	28.0%	33.3%	37.1%	38.9%	41.4%
Unique job positions advertised online, million	3.1	3.1	3.8	4.8	5.7	6.9	7.8	8.3	9.0

Source: J’Son & Partners

Growing number of companies using online recruitment services. As the Russian online recruitment market develops, more enterprises are shifting their recruiting processes from traditional platforms to online, looking for access to a wider selection of candidates and a streamlined recruitment process. Based on J’Son & Partners estimates, the number of active enterprises in Russia amounted to approximately 2.3 million in 2016, with small and medium businesses accounting for over 98% of the total number of enterprises. According to J’Son & Partners, 9.9% of all active enterprises in Russia used paid online recruitment services in 2016, up from 5.6% in 2014. By 2022, the share of enterprises using paid online recruitment services (“online recruitment services penetration”) is expected to more than double, reaching 26.6%, according to J’Son & Partners. The increase is expected to be largely driven by smaller businesses, who have recently started to discover the benefits on online recruitment. Further penetration of online recruitment services among large enterprises is expected to be driven by the increased use of online recruitment by businesses based in the Russian regions.

Use of Online Recruitment Services by Russian Businesses

Metric	2014	2015	2016	2017E	2018E	2019E	2020E	2021E	2022E
Number of active enterprises in Russia, ‘000	2,198	2,230	2,262	2,294	2,327	2,361	2,396	2,431	2,467
Number of active enterprises in Moscow & St. Petersburg ‘000	850	848	841	850	852	853	854	856	857
Number of active enterprises in other regions ‘000	1,349	1,382	1,420	1,444	1,476	1,508	1,541	1,575	1,610
% of online recruitment paying customers in total active enterprises	5.6%	6.2%	9.9%	15.5%	19.3%	23.1%	25.0%	25.8%	26.6%
Online recruitment paying customers, 000	124	139	224	356	450	545	600	628	657

Source: J’Son & Partners

Growing adoption of online recruitment in Russian regions. Companies based in the Moscow and St. Petersburg regions were early adopters of online recruitment platforms and related HR services. Businesses based in the Russian regions, which in 2016, accounted for over 62% of Russian enterprises in total, have only recently started to discover and use such services. Rapid growth of online recruitment services penetration in Russian regions (up to 23% in 2022 from 7% in 2016, according to J’Son & Partners) is expected to be supported by regional expansion strategies of key online job classifieds players.

Use of Online Recruitment Services by Regions of Russia

Metric	2014	2015	2016	2017E	2018E	2019E	2020E	2021E	2022E
% of online recruitment paying customers in total active enterprises	5.6%	6.2%	9.9%	15.5%	19.3%	23.1%	25.0%	25.8%	26.6%
penetration ratio of online recruitment paying customers in Moscow and St. -Petersburg	9.1%	9.7%	15.1%	23.0%	26.7%	30.4%	32.8%	33.5%	34.3%
penetration ratio of online recruitment paying customers in other regions	3.5%	4.1%	6.8%	11.1%	15.1%	19.0%	20.8%	21.6%	22.5%

Source: J’Son & Partners

Growing penetration of online recruitment for filling blue collar job vacancies. According to J’Son & Partners, blue collar professionals accounted for approximately 57% of the total employed population in Russia in 2016. At the same time, the share of white collar job positions advertised online was 29% of white collar filled positions in 2016, while the share of blue collar job positions advertised online was 17% of blue collar filled positions, according to J’Son & Partners. The different penetration levels of online recruitment for various types of candidates, to a large degree, is attributable to the fact that employers historically were not able to easily reach blue collar job seekers via online channels, as these channels were not widely used by these job seekers to search for new career opportunities. As the Internet penetration rate in Russia increases and more candidates search online jobs, the share of blue collar job postings is expected to increase, according to J’Son & Partners. Online recruitment industry players are supporting this adoption by launching targeted TV marketing campaigns aimed at educating blue collar job seekers about the possibilities of the online job search process.

Russian Online Recruitment Market Size

According to J’Son & Partners, the Russian online recruitment market returned to growth in 2016 after a year of stagnation driven by the economic downturn in 2014 and 2015. J’Son & Partners estimates that the size of the market was approximately ~~P~~6.2 billion in 2016 and expects it to grow at a CAGR of 17.9% and reach approximately ~~P~~18.3 billion by 2022. This growth is expected to be primarily driven by a combination of an increase in the number of small and medium enterprises using online recruitment services, wider adoption of online recruitment in the Russian regions and the enhanced monetization of online recruitment services. Online recruitment platforms accounted for approximately 62% of total recruitment spend in Russia in 2016 and are expected to reach 79% of total spend by 2022, based on J’Son & Partners’ estimates. The share of recruitment spend by other online channels, mainly represented by professional social networks and social media, decreased from 6.2% in 2015 to 3.3% in 2017, following the blocking of LinkedIn in Russia. By 2022 J’Son & Partners expects the share of other online channels to increase to 7.4% of the Russian online recruitment market.

J’Son & Partners notes that their assessment of the overall recruitment market may be somewhat conservative due to the potential underestimation of the offline recruitment services segment of the market. In order to estimate the size of the offline recruitment segment of the market, J’Son & Partners focused on print classifieds, offline branding and recruitment events, and did not account for several additional segments such as trade fairs, paid referrals and others, the size of which J’Son & Partners was not able to estimate due to limited information availability.

Online Recruitment Market Size

Metric	2014	2015	2016	2017E	2018E	2019E	2020E	2021E	2022E
in RUB million
Online recruitment platforms	5,120	5,100	6,220	8,020	9,656	12,121	14,151	15,961	18,260
Other online channels	530	591	304	395	576	886	1,191	1,497	1,703
Offline	4,000	3,842	3,524	3,380	3,313	3,232	3,161	3,179	3,195

Total	9,650	9,533	10,048	11,795	13,545	16,239	18,503	20,637	23,158

in % of total spending
Online recruitment platforms	53.1%	53.5%	61.9%	68.0%	71.3%	74.6%	76.5%	77.3%	78.8%
Other online channels	5.5%	6.2%	3.0%	3.3%	4.3%	5.5%	6.4%	7.3%	7.4%
Offline	41.5%	40.3%	35.1%	28.7%	24.5%	19.9%	17.1%	15.4%	13.8%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: J’Son & Partners

Russian Online Recruitment Market Competitive Landscape

The Russian online recruitment market is concentrated. Four large players accounted for 95% of total online recruitment spending in 2016, according to J’Son & Partners’ estimates. We are the largest market player, with a 53% market share based on estimated revenue and have the largest CV and job posting database.

Russian Online Recruitment Market Landscape

	HeadHunter	SuperJob	Avito	Zarplata
Visible CV database, million (September 30, 2017)	15.7	10.3	1.2	2.6
30-day job postings, thousand (September 30, 2017)	427	318	256	95
UMVs, million (average, January 2016 – August 2017)	6.6	3.0	6.1	1.6
Estimated total Russia revenue, RUB billion (2016)	3.3	1.3	0.9	0.4
Estimated market share by revenue, % (2016)	53.1%	20.4%	14.5%	7.1%

Source: J’Son & Partners

Russian Online Recruitment Market in Global Context

Online Recruitment Statistics by Geographies

	Russia	US	UK	Japan	Germany	France	Brazil	China	India	South Korea
Online recruitment spending, USD billion	0.1	4.1	0.5	2.6	0.6	0.4	0.7	2.3	0.5	1.4
GDP, USD billion	1,283.0	18,569.0	2,619.0	4,939.0	3,467.0	2,465.0	1,796.0	11,199.0	2,263.0	1,411.0
Labor force, million	76.6	162.2	33.9	65.3	43.3	30.1	108.3	803.0	511.3	26.9
Online recruitment spending to GDP, bps	0.7	2.2	1.9	5.3	1.7	1.6	3.9	2.1	2.2	9.9
Country online recruitment desktop UMVs, million	17.7	54.8	12.9	NA	12.0	13.2	17.2	193.7	22.5	NA
Online recruitment spending per desktop UMV, USD	5.3	74.9	38.7	NA	50.1	30.3	40.6	11.9	22.2	NA

Source: Orbis Research, World Bank, Rosstat, comScore

The Russian online recruitment market has significant growth potential in terms of online services penetration and monetization compared with other online recruitment markets globally.

Development of HCM Services

HCM software automates business processes that cover a company’s relationships with full time employees and other human resources (e.g., consultants and contractors). It includes the following areas:

•	Workforce planning and management

•	Recruiting and applicant tracking

•	Employee performance management

•	Learning and development

•	Compensation and benefits management

•	Career and succession planning

HCM software was once perceived as a largely auxiliary and optional product but is now increasingly considered by employers as a strategic investment that can attract, develop, engage, retain and manage human resources, especially in a competitive employment market. It is expected that HCM software will continue to evolve beyond applications that automate administrative HR processes to those that help companies manage strategic talent and workforce. HCM software has experienced generational shifts—from function-specific modules to integrated SaaS suites operating in the cloud. Compared to traditional alternatives, cloud-based HCM software does not require any hardware and can be remotely deployed. Additionally, remote access through websites and mobile apps offers greater convenience to users. Lower deployment costs and maintenance expenses of HCM software compared to traditional HR management solutions are some of the major factors driving growth of the HCM software market. Further development of HCM software will be driven by applications’ evolution beyond administrative functions to comprehensive platforms, functioning as strategic instruments aiding enterprises across all aspects of their personnel management needs.

According to MarketandMarkets, the global HCM software market size is expected to grow from $14.5 billion in 2017 to $22.5 billion by 2022, at an estimated CAGR of 9.2%.

According to J’Son & Partners, recruitment automation and online education are the largest HCM software market segments in Russia. However, both markets remain highly fragmented without any visible market leader.

BUSINESS

Overview

We are the leading online recruitment platform in Russia and the CIS region and focus on connecting job seekers with employers. We offer potential employers and recruiters paid access to our extensive CV database and job postings platform. We also provide both job seekers and employers with a broad range of HR VAS. Our brand and the strength of our platform allow us to generate significant traffic, over 88% of which was free for us as of December 31, 2017 according to our internal data, and we were the sixth most visited job and employment website globally as of December 31, 2017 according to the latest available data from SimilarWeb. Our CV database contained 19.2 million, 23.0 million and 27.4 million CVs as of December 31, 2015, 2016 and 2017, respectively, and our platform hosted a daily average of more than 304,000, 363,000 and 417,000 job postings in the years ended December 31, 2015, 2016 and 2017, respectively. For the years ended December 31, 2015, 2016 and 2017, our platform averaged 16.3 million, 16.7 million and 17.8 million unique visitors per month, respectively, according to LiveInternet.

Our user base consists primarily of job seekers who use our products and services to discover new career opportunities. The majority of the services we provide to job seekers are free. Our customer base consists primarily of businesses using our CV database and job posting service to fill vacancies inside their organizations.

The quality and quantity of CVs in our database attract an increasing number of customers, which leads to more job seekers turning to us as their primary recruitment and related services provider, creating a powerful network effect that has allowed us to continuously solidify our market leadership and increase the gap between us and our competitors.

Our customers also increasingly use our HR VAS. Our portfolio of VAS is constantly evolving, allowing us to meet the developing needs of our customer base, which we believe has a positive impact on our retention rates and revenue per customer. We are working to expand the services we offer to create a comprehensive, integrated full-scale HR platform, which we believe will not only allow us to capture each link of the recruitment value chain, from sourcing candidates for our customers, pre-selecting them and onboarding them once selected, but also to expand into other HR activities such as HR workflow management, compensation and benefits, education, assessment and others.

We were founded in 2000 and have successfully established a strong, trusted brand and the leading market position, which have enabled us to achieve significant growth in recent years. We had a total of 186,000 paying customers on our platform for the year ended December 31, 2017. We have a highly diversified customer base, representing the majority of the industries active in the Russian economy. Our brand awareness is one of the highest among the Russian online recruitment players, according to Socis MR Rus, which, coupled with a nationwide sales force and broad customer reach, creates barriers for new entrants to our markets.

We engage with job seekers and employers via our desktop sites, mobile sites and mobile applications. Since launch, our mobile applications have been downloaded 10.4 million times cumulatively as of December 31, 2017, and our mobile platforms currently account for the majority of our traffic. Our scalable technology platform utilizes an increasingly clear and simple user interface enhanced by our search engine, which is powered by AI and machine learning algorithms.

Our total revenue was ~~P~~3,104 million, ~~P~~453 million, ~~P~~3,287 million, ~~P~~3,740 million and ~~P~~4,734 million for the Predecessor 2015 Period, the Predecessor 2016 Stub Period, the Successor 2016 Period, the pro forma year ended December 31, 2016 and the Successor 2017 Period, respectively. During the same periods, our net income (loss) was ~~P~~1,276 million, ~~P~~133 million, ~~P~~(56) million, ~~P~~(29) million, and ~~P~~464 million, respectively. In addition to our growth, we have consistently maintained strong profitability and high cash conversion.

Our Strengths

We are the leading online recruitment platform in Russia and CIS and provide a broad range of HR services. We operate in a high growth market, as HR services globally are undergoing continuous digitalization and the Russian market remains significantly underpenetrated in terms of the share of online recruitment spend relative to GDP. We believe the following competitive strengths have contributed to our success.

Number one online recruitment platform in Russia with a leading position in other CIS countries

We are the leading online recruitment platform in Russia, focusing on facilitating the recruitment process and connecting millions of job seekers with hundreds of thousands of employers annually. We are also the leading player in Kazakhstan and Belarus and are among the top three players in Kyrgyzstan and Uzbekistan, which makes us a leader in online recruitment in the CIS region.

We have more visible CVs in our database and more job postings on our platform than any of our direct competitors. We are also among the most visited online recruitment websites in our markets, with 17.8 million UMVs coming to our website on average during the year ended December 31, 2017, which is approximately three times more than our closest peer, according to LiveInternet. We enjoy strong user traffic dynamics and are the sixth largest job and employment website based on this metric globally, according to the latest available data from SimilarWeb as of January 1, 2018.

Our strong operational performance has contributed to our clear number one position in the Russian market by revenue, which was almost three times higher than that of our closest online peer in the year ended December 31, 2016, according to J’Son & Partners.

Powerful network effect reinforcing our market leading position

Our extensive, high quality CV database (the owners of 15 million CVs, or more than 75% of our total visible CVs, have applied at least once for a job posting in the last two years), large database of job postings relevant to job seekers and significant user traffic create a strong network effect as employers and job seekers tend to use job classifieds resources that offer the widest range of options and the highest efficiency. This creates a cycle that reinforced our market leadership position and increased the gap between us and our competitors, despite the economic downturn in Russia in 2014 and 2015, as demonstrated by the following key performance metrics:

•	Job postings: The number of job postings on our website grew at a CAGR of 17% from 2015 to 2017.

•	CVs: The number of visible CVs in our database increased at a CAGR of 19% from 2015 to 2017.

•	User traffic: The number of UMVs to our website increased at a CAGR of 4% from 2015 to 2017, while the gap with our nearest competitor based on this metric increased by 3.2 million UMVs, or 41%, according to LiveInternet. This gap has increased by approximately nine times since 2010, as demonstrated by the chart below.

We believe that our strong leadership position is highly defensible, and that it is becoming increasingly difficult for our competitors to overcome this competitive moat, as demonstrated by our consistent revenue growth linked to the growth of our key operating metrics presented above.

Most recognized brand and nationwide technology-empowered sales function creating strong customer relationships

We believe that our brand and our sales function are distinct competitive advantages as we expand our product offering and enter new market segments.

As one of the first online recruitment platforms in Russia (operating since 2000), we have established “HeadHunter” as a strong brand with top-of-mind brand awareness of 35%, which differentiates us from our competitors. Our nearest competitor had top-of-mind brand awareness of 27%, and other market participants had top-of-mind brand awareness in the single digits, according to Socis MR Rus as of June 28, 2017. We were ranked first among career-focused websites in Russia by SimilarWeb based on user traffic as of January 1, 2018. According to our internal data as of December 31, 2017, 48% of our traffic was direct, which includes type-in traffic and traffic from email distributions, and 88% of our traffic was free, which demonstrates strong user affinity for our brand and high organic liquidity of our platform. We intend to further increase the popularity of our brand and user loyalty through the efficient use of TV and online advertising in our markets and by focusing on the high quality of our user experience and customer service.

Our sales function consists of a sales force with an established and extensive presence across Russia and the CIS, a well-developed customer support function and a fully integrated CRM platform, incorporating predictive analytics tools.

As of December 31, 2017, our sales force consisted of 191 sales professionals making it, we believe, one of the largest and most experienced sales forces in the market, and has helped us to become the online recruiting platform of choice for Russian employers. We have also created strong relationships with the corporate HR departments of some of our Key Accounts dating back more than 10 years, positioning us to successfully cross sell and upsell our existing and developing HR VAS. Our sales team is efficiently organized and strategically placed in Moscow, St. Petersburg and other regional offices, and is further specialized by industry and customer type. We have 80 professionals, for example, who are dedicated to selling services to Small and Medium Accounts and 101 professionals covering Key Accounts, each with specialized expertise and training. This structure allows us to provide truly local, individualized high quality service to our customers.

Our CRM system serves as a powerful tool for our sales function. It is linked to our main platform and, combined with predictive analytics tools, provides real time analysis of customer activity on our website and suggests relevant actions to our sales force.

The performance of our sales function has contributed to the growth in the number of customers paying for our services, while ARPC within each annual customer vintage has been increasing over the last decade.

Robust business model generating diversified and growing revenue streams from a loyal customer base

Our business model is built around four key pillars of monetization: subscription-based access to our CV database, job posting fees, bundled subscriptions and HR VAS. Our diversified revenue stream, including highly predictable, recurring subscription-based fees (for CV database access and bundled subscriptions) that accounted for 56% of our total revenue in the year ended December 31, 2017, allowed us to increase our revenue at a compound annual rate of 23.5% from 2015 to 2017 (including the economic downturn period in Russia), resulting in total revenue of ~~P~~4.7 billion in the year ended December 31, 2017.

We believe that our business model provides a substantial degree of protection from the volatility of economic cycles. Our customers are spread across many sectors of the Russian economy, diversifying our exposure and protecting our revenue from downturns and unfavorable developments in any single sector. Furthermore, our customer mix in Russia is becoming increasingly diverse, as the number of Small and Medium Accounts increased as a percentage of our total customer base (Small and Medium Accounts revenue grew at a CAGR of 47% from 2015 to 2017, while revenue from our Key Accounts grew at a CAGR of 21% in the same period). The number of CVs in our database increased during the economic downturn of 2014 and 2015, which has generated increased monetization opportunities during economic recoveries as employers are attracted to a greater pool of active job seekers on our platform.

We strive to maintain and further improve our high standards of customer service. According to a customer survey conducted by Ipsos in November 2017, our Net Promoter Score reached 68 points, which reflects relentless focus on customer satisfaction. Our business model and customer-oriented approach allow us to maintain high rates of customer retention (for example, from 2010 to 2016, on average, 84% of Key Accounts returned in the year following their first purchase), while increasing ARPC (29% median CAGR for Key Accounts, where the median CAGR is defined as the median revenue CAGR from 2010 to 2017 within each customer vintage). Given the relatively low cost of our services, underpinned by the relatively low elasticity of demand for our services, we believe there is still significant room for increased monetization.

Superior profitability and cash flow generation profile

Capitalizing on our leading market position and the strong network effect, our scalable, asset-light, capital-efficient operating model allows us to expand our service offering and geographical footprint in our existing markets and increase our revenue from a growing customer base without significant investments, while maintaining negative working capital as we receive payments from customers for a number of our services in advance. This is reflected in our attractive profitability and cash conversion profile, both in the Russian and in the global context. Our Adjusted EBITDA margin in the Successor 2017 Period was 48%, and we believe that, considering the high operating leverage of our business and inspired by the example of the leading international players in their respective markets, we have significant further upside in margins as we further grow our market share and revenue base. We also achieved a healthy cash conversion ratio of 92% in the Successor 2017 Period (defined as Adjusted EBITDA less capital expenditures divided by Adjusted EBITDA, where capital expenditures consist of property and equipment additions, additions arising from internal development and other additions of intangible assets), which helps us to execute on our growth strategy without additional external funding.

Best positioned to capture evolving opportunities in Human Capital Management

Our experience in interacting with our extensive customer base and thousands of corporate HR specialists provides us with a deep understanding of our customers’ needs and gives us an opportunity to offer additional services to help them better track, hire and retain employees. We have created an evolving portfolio of HCM products, which we believe will allow us to increase customer engagement, customer retention and ARPC.

We have produced and are continuing to develop a number of HCM products and services with the goal of increasing our leadership in online recruiting process management and further penetrating HR budgets. We aim to be a “one-stop” solution for HR professionals and have developed products and services for recruitment, training and development, online assessment and compensation and benefits functions, all supported by our advanced HR analytics tools. Our SaaS-based ATS product, Talantix, which we launched in March 2017, has been gaining traction among our customer base. As of December 31, 2017, it was already used by 2,200 customers. We are further developing Talantix to serve as a unified hub for HCM services in the future, which we believe will help us get even closer to our customers, better understand their needs and challenges and enhance our customer experience and loyalty.

Our sales force is highly experienced in understanding HR systems and requirements, and how HR budgets are planned and spent by different types of corporate customers. Armed with this expertise and technology, our sales professionals are also strongly incentivized to successfully sell value added services via a motivation system designed to increase and realize the upsell potential of HCM products and services.

We believe that developing alternative models of engagement with our customers, such as our CPC based ClickMe product and our freelance HR specialist market place, will further enhance our monetization opportunities as the job recruitment market evolves and keep us ahead of the competition in terms of our ability to efficiently react to changing market requirements and shift to an alternative business model if needed.

While we continue to develop our portfolio of HCM products, we believe that the number and quality of products we currently offer to our customers exceed our competitors’ current offerings. We consider our HCM portfolio to be a distinct competitive advantage, which helps us protect our revenue from competition and retain our customers through closer engagement, and we will continue investing in creating a comprehensive suite of HCM products.

Strong technology foundation and scalable infrastructure to support future growth

We have developed a sophisticated technology platform, focused on scalability and security, which allows us to create additional value, to improve monetization of our products and maintain our competitive edge.

Scalable and robust proprietary platform. Our IT infrastructure was built to be highly agile and scalable enabling us to expand our product portfolio while significantly growing our user base. The scalability of our technology platform allows us to handle large volumes of traffic without significant incremental capital investment. In addition, we do not use third-party proprietary IT tools to avoid vendor lock, and instead we utilize well known and proven open source tools.

Continuously improving technology KPIs. We work to the highest technology standards and aim to constantly improve our platform. The number of technical bugs per release decreased by 20% in the year ended December 31, 2017 compared to the year ended December 31, 2016. Business continuity for our customers is paramount to us, and we have demonstrated a 99.92% average uptime rate in the year ended December 31, 2017. We create different types of user interfaces for different users and simplify user interface forms depending on the context, which we believe improves conversion rates and increases monetization.

Extensively employing machine learning algorithms and artificial intelligence at all key stages of interaction with job seekers and customers. AI lies in the core of our platform, moderating 100% of incoming CVs (with approximately 70% of all CVs ultimately approved for publication by AI in the year ended December 31, 2017) and we use machine learning algorithms to rank CVs in our database and match candidates with the relevant vacancies. As a result, we save on costs associated with CV moderation while improving conversion throughout the job seeker’s funnel, thereby increasing the value of core services to our customers and laying a solid base for monetization enhancement.

Best mobile solution for job seekers and customers. We believe we are the leading HR mobile platform in Russia, with the majority of our traffic currently coming from mobile users. With both customers and job seekers increasingly demanding on-the-go and on-demand access to recruiting and HR services, we consider our mobile platform to be a strategic pillar of our business. We continuously enhance the user experience on our mobile apps and as of November 2017, our mobile app was ranked among the top business-related applications in iOS and Android appstore generated lists in Russia, and since launch, our mobile applications have been downloaded 10.4 million times cumulatively as of December 31, 2017, and growing by 88% compared to December 31, 2016.

Data protection and security. We take protection of job seekers’ personal data and customers’ corporate data extremely seriously. All data between our servers and customers browsers is transmitted over secure protocols. We use monitoring and protection services to limit potential hacking attacks. Our application and database servers are located on an internal network that is isolated from the Internet and is additionally protected by a dual firewall. We perform regular penetration testing under multiple scenarios. Roskomnadzor inspects our compliance with applicable personal data processing laws, and we fully comply with all such requirements.

Strong and experienced management team backed by reputable international shareholder base

Our experienced management team has a proven execution track record of delivering on our focused and ambitious strategy as evidenced by our operating and financial results. Since 2010, our management has successfully grown the traffic gap between us and our key competitors, guided us through periods of macroeconomic uncertainty, defended our market positions against aggressive new market entrants and positioned us as the undisputed market leader in Russia and the CIS. We believe that our management team has a proven ability to identify key market opportunities, as demonstrated by our success in introducing AI and machine learning into HR processes, capturing the mobile trend and moving our services further into HR funnels, and has positioned us to capitalize on global HR trends as they gain relevance in our market.

We also benefit from the strong support of our shareholders—Elbrus Capital and GS Group Inc.—who bring best international practices and insights into our strategic development and corporate governance.

We believe that the skills, industry knowledge and operating expertise of our senior executives, combined with the support of our shareholders, provide us with a distinct competitive advantage as we continue to grow.

Our Growth Strategy

Consistent with the examples of the leading online classified businesses in both developed and emerging markets with certain “winner takes all” characteristics, we aim to continue growing faster than the Russian online recruitment market, thereby increasing our market share while sustaining profitability. To achieve our goals, we have designed our strategy around the following pillars:

Implement focused geographical expansion through deeper penetration into Russian regions

We plan to capitalize on the relatively low penetration level for online recruitment services in Russia, which, according to J’Son & Partners, stood at approximately 10% in 2016, measured as the share of active businesses using online recruitment platforms compared to selected developed markets in 2016 (e.g., 30% in Australia and 25% in Germany, according to J’Son & Partners). We were the leader by number of CVs in 85% of Russian regions as of December 31, 2017, and these regions collectively accounted for 89% of the Russian population, according to Rosstat data. We aim to continue expanding into Russian regions, focusing on cities with more than 100,000 inhabitants, where we believe high growth opportunities in our industry exist due to the ongoing shift from offline to online. The CAGR of our number of customers in the Russian regions, excluding Moscow and St. Petersburg, was 62% from 2015 to 2017, compared to 26% in Moscow and St. Petersburg during the same period, which demonstrates the importance of the regional focus of our geographical expansion strategy.

Besides benefiting from a steadily growing online recruitment market, we aim to gain market share from other regional and multi-regional online job classifieds platforms due to our strong competitive advantages, including our highly trained, local sales force, ability to publish job postings and CVs across broad geographies, technological edge and expansion of social media, TV and other marketing programs to further increase our brand awareness and engagement of job seekers and customers.

Continue expansion in attractive customer and job seekers segments

Increase the share of Small and Medium Accounts

We aim to substantially increase the number of Small and Medium Accounts on our platform, which we believe represent the most underpenetrated segment of the Russian job classifieds market. The number of our Small and

Medium Accounts grew at a CAGR of 44% from 2015 to 2017, reaching approximately 148,000 accounts for the year ended December 31, 2017, while the number of Key Accounts grew on average by 7% during the same period, reaching approximately 16,000 accounts for the year ended December 31, 2017. Furthermore, the number of Small and Medium Accounts grew by 53% in the Successor 2017 Period compared to the pro forma year ended December 31, 2016.

Our key initiatives in this regard include:

•	attracting additional candidates from regions and industries that are relevant to our Small and Medium Accounts;

•	increasing the effectiveness and engagement level of the Small and Medium Accounts-focused part of our sales function;

•	implementing offline and online advertising campaigns at a more granular, targeted level; and

•	simplifying and adopting our platform to better meet the needs of small and medium businesses (with a particular focus on onboarding requirements and user interface).

Increase the share of blue collar job seekers and job postings

We aim to diversify our job seeker base and increase the number of blue collar professionals using our platform, who we believe are a segment of the Russian online job seeker market that has historically been hard to reach online and therefore represents significant potential. Our key initiatives in this regard include:

•	further simplifying the CV preparation and application processes;

•	focusing on offline marketing channels, which have proven to be effective in attracting blue collar job seekers;

•	considering potential acquisitions of smaller competitors who have historically focused on blue collar job seekers; and

•	increasing and diversifying job vacancies posted on our platform.

In line with this strategy, we have acquired the assets of Job.ru, a platform that has historically focused on blue collar job seekers.

We believe these steps will allow us to better match the supply and demand for jobs in the Russian economy and simultaneously tap the fast growing segments of the industry.

Enhanced customer monetization potential

We believe there is significant untapped monetization potential in our business due to the relatively low costs of our services to our customers, in both absolute terms and compared to foreign markets, which we believe leads to relatively low elasticity of demand, particularly from large enterprises. We aim to further enhance our monetization opportunities in order to close the gap in our pricing, measured by annual revenue per UMV, between us and global industry peers. We have a demonstrated track record of increasing customer monetization in all corporate segments during the last decade.

We believe that these efforts will be further supported by our pricing power stemming from our clear market leadership position, which we expect to maintain and increase due to the continuing network effect described above.

We expect Russian labor market dynamics to further help us enhance monetization, as labor is expected to become a scarcer resource in Russia in the medium term. According to J’Son & Partners, the economically active population is expected to decrease from 76.6 million people on average in 2016 to 74.7 million in 2022 according to Rosstat, which we believe should increase customer engagement and demand for online recruitment services.

We are continuously working on additional monetization opportunities by tailoring our product portfolio to offer our Key Accounts premium levels of existing and new services, as well as adapting pricing policies to suit particular customer segments.

Maintain technological edge across all platforms and ensure the best customer experience

We aim to sustain our technological leadership by capitalizing on our powerful AI and machine learning algorithms, growing our presence in the mobile space and developing new HR-related technologies, while ensuring a high level of data security and personal information protection.

We will continue to extensively use and develop AI technology and machine learning algorithms at all key stages of interaction with job seekers and employers, such as sales lead generation, CV flow moderation and our Smart Matching system. We aim to use our Smart Matching system to process and approve an even higher percentage of incoming CVs without manual intervention. Our main goals for our AI and machine learning algorithms are to further enhance smart search and matching functionality in job postings and our CV database, improve the quality of delivered value units and thereby increase the number of hirings facilitated by our platform.

We plan to pursue a platform agnostic approach and boost usage of our mobile platform by developing and improving access to a larger range of our services on “all screens.” Growing mobile internet and smartphone penetration in Russia is a major trend, and we aim to leverage this development to further increase our customer and job seeker reach. We consider mobile expansion to be not only a natural evolution of our desktop audience, but also a way to expand our ability to access job seekers and customers who prefer mobile to desktop use. As of December 31, 2017, 36% of registered job seekers used our mobile platform only (including both mobile website and apps), while 43% used the desktop only. We continuously seek to enhance the functionality of our mobile platform. Our mobile app for job seekers now provides full functionality and we continue to add functionality to our mobile app for customers. As a result, we see a growing share of our traffic from mobile devices, reaching 56% for the year ended December 31, 2017, and improving conversions of mobile traffic into applications from job seekers.

We continuously seek to improve our technology to meet the changing demands of our customers and job seekers. We focus on optimizing and simplifying our user interfaces and customizing them to meet the specific needs of particular user categories to further improve conversion rates and increase monetization. We also intend to introduce new features that we believe will resonate with our customers and job seekers. Currently, we are in the process of developing and introducing features such as mobile geo search, deeper HR data analytics, programmatic ads and ads auction sales, enrichment of applicant data and others.

We will continue applying stringent information security standards and consistently putting our IT systems through stress and access testing under different scenarios to meet new security IT challenges and to ensure the privacy and safety of our job seekers’ and customers’ data.

Continue evolution of our services into a comprehensive HCM platform

We plan to continue transforming our business into an integrated full-scale HCM platform by expanding the range of our HR VAS. We aim to increase revenue generated by our HR VAS in the medium term, driven by the development of the HR services market in Russia and by implementing the following key initiatives:

•	continuously rolling out our SaaS-based ATS product, Talantix, and its enhanced functionality, leading to its increased adoption by our customers expanding the breadth and depth of HR function coverage;

•	leveraging the expertise of our sales force to upsell HR VAS to our customer base;

•	increasing managerial and product development focus on HR VAS; and

•	developing additional HR VAS tailored to our Key Accounts’ and customers’ needs in pre-hire, hire and post-hire stages of recruitment, including online assessment and post-hire education, interview process, HR analytics and online salary comparison tools, applicants HR scoring and others.

Our Market Opportunity

We believe the online recruitment market has significant growth potential in Russia and the CIS region, driven by intensifying competition for human capital, the ongoing shift of jobs marketing spend online and overall macroeconomic recovery. The Russian labor market is characterized by a shrinking labor force, high turnover of employees and growth of salaries exceeding consumer price inflation and real GDP growth, leading to strong competition for highly skilled and talented employees. High Internet penetration and ubiquitous usage of Internet by businesses and consumers is creating a favorable backdrop for the rapid shift of recruitment services and spending on jobs advertising to online platforms from offline media. The ongoing economic recovery in Russia is expected to create new job opportunities and further support spending growth on jobs advertising by businesses.

As the leading online recruitment platform in Russia and the CIS region with significant market share, a well-recognized brand, the largest CV database and the most comprehensive portfolio of additional services, we believe we are well positioned to benefit from the growing online recruitment market.

Our Services

We provide both job seekers and employers with a broad range of recruitment related services. Our services include access to our CV database and job postings, as well as additional HR VAS.

We derive revenue primarily from providing access to our CV database and posting job advertisements on our website. Access to our CV database is a subscription-based service with the duration of the subscription ranging from one day to one year. The price of a subscription to our CV database is defined by the geographical and professional segment of the database to which a customer wishes to purchase access (for example, access to CVs of job seekers residing in Moscow and looking for a job in the professional area of marketing) and the duration of the subscription. Our job posting service allows customers to purchase one job posting or a package of multiple job postings and use them when needed to post or refresh job advertisements on our website. Customers may also choose to buy bundled subscriptions, which include access to our CV database and the ability to post job advertisements over the period of subscription.

Job seekers can search job postings and upload their CVs to our database to apply for posted vacancies. The majority of the services we provide to job seekers are free, but we also offer job seekers various fee-based career and promotional services.

The following table provides a breakdown of our revenue by product type:

	Predecessor		Successor
(in thousands of RUB)	For the year ended December 31, 2015	Pro forma for the year ended December 31, 2016(1)	For the year ended December 31, 2017
Bundled Subscriptions	1,255,124	1,329,354	1,554,247
Job Postings	851,526	1,202,034	1,639,490
CV Database Access	639,369	786,575	1,083,924
Other VAS	357,609	421,633	456,505

Total	3,103,628	3,739,596	4,734,166

(1)	Pro forma for the year ended December 31, 2016 has been derived from our “Unaudited Pro Forma Consolidated Financial Data” located elsewhere in this prospectus.

CV Database Access

Our highly predictable, recurring subscription-based CV database accounts for approximately 23% of our total revenue in the Successor 2017 Period. Job seekers submit their CVs to be uploaded to our database, and employers pay a subscription fee to access and search our CV database for a period of time. Customers can specify a particular segment of our CV database to search, such as by industry or geographical region. As of December 31, 2016, our CV database contained 23.0 million CVs, 7.5 million of which were uploaded by job seekers in the Moscow region and 2.7 million by job seekers in the St. Petersburg region. By December 31, 2017, our database grew to more than 27.4 million CVs, 7.5 million of which were uploaded by job seekers in the Moscow region and 2.7 million by job seekers in the St. Petersburg region. The CVs in our database also represent job seekers in a variety of industries. As of December 31, 2017, approximately two-thirds of our CV database was comprised of white collar job seekers and one-third of blue collar job seekers.

Our CV database contains, on average, approximately 1.4 CVs per registered account as of December 31, 2017. In addition, for every CV that was posted to our database, 50% of total visible CVs were used to apply to a job posting at least once over the last year, and 77% of total visible CVs were used to apply to a job posting over the last two years, as of December 31, 2017, which we believe is one of the highest conversion rates in our industry.

We evaluate and approve the CVs submitted to our database before they are uploaded to ensure our customers are viewing complete and high quality CVs. We are continuing to develop and improve our AI system to streamline this approval process, and on average for the year ended December 31, 2017, approximately 70% of CVs submitted to our database were approved for publication by our AI and heuristic systems without the need for further human moderation. Our AI system also collects data from uploaded CVs to improve search results, suggest relevant applicants to our customers and improve overall functionality of our CV database. See “Technology—Artificial Intelligence.”

Job Postings

In addition to searching our CV database, customers can post their job advertisements for up to 30 days on our platform for a one-off fee, depending on the volume of postings. Job seekers can browse our platform and apply for the positions they select. For the year ended December 31, 2017, our platform contained a daily average of 416,499 job postings, 142,380 of which were for positions in the Moscow and St. Petersburg regions, approximately 216,450 of which were for positions in other regions of Russia and 57,669 of which were for positions in Belarus, Kazakhstan and the other countries in which we operate.

The job postings on our platform also represent positions across a broad range of industries.

Bundled Subscriptions

Our highly predictable, recurring bundled subscriptions accounted for 33% of our total revenue in the year ended December 31, 2017. We provide access to our CV database and allow customers to display job advertisements on our website on a subscription basis, with the duration of the subscription ranging from one day to one year. The number of job postings included in our bundled subscriptions is capped by a contractually stated limit, effective September 1, 2015. Our bundled subscriptions offer value to our customers who choose to purchase more than one of our services. For example, a customer may purchase a subscription to access our CV database for one month with a specified number of job postings over that same period included in a contract for a flat fee.

Human Resource Value Added Services

In addition to our primary online recruitment services, we offer customers additional HR VAS, which contains our HCM portfolio. Our HCM portfolio is constantly evolving, allowing us to meet the developing needs of our customer base. Currently, we offer employers an ATS, educational and benchmarking tools, such as online labor market analytics, employer branding consulting and salary comparisons, as well as access to an online assessment system for candidates, among others, which help them maximize the utility of our platform.

Beginning with our well-developed Talantix platform, which contains ATS and assessment modules, which we currently provide to our customers, we aim to expand our VAS to spread across all HR related functions performed by our customers. We aim to be a “one-stop” solution for HR professionals and have developed products and services for recruitment, training and development, online assessment and compensation and benefits functions, all supported by our advanced HR analytics tools.

Our VAS portfolio is built around three key areas:

•	Recruitment process management. We developed Talantix as a SaaS-based ATS, designed to automate the talent acquisition function and improve process management. We expect that Talantix will integrate the HR process by automating many different HR functions in the early stages of the job hiring process, with other HCM products assisting in the later process.

•	Penetration into HR budgets. Our product development strategy is aimed at providing a fully integrated platform that provides employers with a “one-stop” solution for each step of the HCM process. Beginning with recruiting, we provide our customers with branding and advertising tools, and we offer online educational training courses so that our customers can better utilize our products. We also currently have products such as applicant screening chat bots and applications in HR scoring in early adoption stages, and we offer other products such as online assessment programs that can assess verbal, numerical and personality traits, an online salary comparison tool that helps our customers benchmark salaries offered in various industries of the local market. Based on extensive data, our HR analytics tools assist our customers in monitoring and analyzing the job market and CVs and make timely decisions.

•	Alternative business models. We also provide various alternative solutions for employers and professional recruiters, such as an aggregator for recruiters that allows employers to find freelance HR specialists, who can assist with short term or one-time assignments. We also are testing the scale of our ClickMe tool, which operates on a CPC business model and allows our customers to reach a wider audience and increase their traffic by advertising on third party sites. We believe our ClickMe tool provides us with an advantage over our competitors due to our earlier adoption of a CPC model in Russia, and its development helps mitigate the risk and reduce costs in the event that our competitors switch to a CPC or cost-per-action model. See “Risk Factors—Risks Relating to our Business and Industry—If we are not able to respond successfully to technological or industry developments, including changes to the business models deployed in our industry, our business may be materially and adversely affected.”

We offer job seekers various fee-based career and promotional services, including CV search push-up, CV constructor, career advisory and others.

We also operate a separate career website for students and graduates called Career.ru, which we acquired in 2008. Career.ru is the most popular job portal focused on first-time job seekers looking for entry-level full time or part time jobs in Russia. As of December 31, 2017, Career.ru hosted over 40,000 job postings and over 2.0 million CVs. During the year ended December 31, 2017, it averaged over 2.2 million UMVs, of which over 67% were sourced from our main recruitment platform (www.hh.ru). Career.ru generates revenue through banner ad placements from corporate customers. We see strategic value in addressing the needs of younger population in Russia and plan to continue enhancing this platform to meet the evolving recruitment demands of this specific audience.

Our Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we further divide our customers into Key Accounts and Small and Medium Accounts and other customers, based on their usage of our services. We define “Key Accounts” as customers who have ever had 10 or more job postings open on our website simultaneously at any given time, or have subscribed to our CV Database Search for 180 or more consecutive days, since their initial registration, and define “Small and Medium Accounts” as customers who do not reach either of these thresholds. Key Accounts are typically comprised of businesses with 100 or more employees, and Small and Medium Accounts are typically comprised of businesses with fewer than 100 employees. We also derive a small portion of our revenue from the provision of our services to: (i) recruiting agencies that are looking for job seekers on behalf of their clients, (ii) job seekers who are willing to pay for premium services, such as promoting their CV in the search results and (iii) online advertising agencies, all of which we refer to collectively as “other customers.” We served approximately 105,000, 136,000 and 186,000 total paying customers in the years ended December 31, 2015, 2016 and 2017, respectively.

We operate in all regions of Russia, and in terms of revenue contribution, the majority of our customers are primarily located in the Moscow and St. Petersburg regions. However, the share of customers from other regions continues to grow. We believe this regional expansion provides a substantial growth opportunity due to the growing numbers of emerging businesses, increasing internet penetration and online recruitment services adoption throughout Russia.

The following tables provide a breakdown of our customer base by percentage of revenue and by region:

	As of December 31,
	2015	2016	2017
Russia
Key Accounts	60.8%	59.1%	58.7%
Small and Medium Accounts	20.1%	23.4%	28.6%
Other customers	5.9%	5.2%	4.8%
Other segments (all accounts)	13.2%	12.3%	7.9%

Total	100.0%	100.0%	100.0%

(for the year ended December 31, 2017)	Key Accounts	Small and Medium Accounts
Moscow and St. Petersburg region	45.3%	20.6%
Other regions of Russia	13.4%	8.0%

Total	58.7%	28.6%

In the years ended December 31, 2015, 2016 and 2017, we had 14,068, 15,149 and 16,181 Key Accounts customers in Russia, respectively. In the same periods, we had 71,221, 97,235 and 148,406 Small and Medium Account customers in Russia, respectively. We maintain long-term relationships with our customers, particularly our Key Accounts customers. In the year ended December 31, 2017, 76% of our customers who purchased an annual subscription extended their subscription for another year on our platform.

We have a highly diversified customer base, particularly in Russia. As of December 31, 2017, our top 10 customers represented 1.6% of our total revenue. Our customers also represent a broad range of industries, including retail, IT, construction and finance, resulting in balanced exposure to the economies of the Russian markets in which we operate.

We use ARPC to track the average revenue we receive per customer during a specified period. ARPC is calculated by dividing revenue from customers during a specific period by the number of customers who received paid services during the same period. We calculate ARPC separately for Key Accounts and for Small and Medium Accounts. ARPC is impacted by the type of customer and the duration of our relationship with our paying customers. Key Accounts by definition are customers who purchase higher usage of our services and typically purchase longer subscriptions. Small and Medium Accounts by definition are customers who purchase less usage of our services and typically purchase shorter or one-off subscriptions. As a result, an increase in Key Accounts typically results in a higher ARPC while an increase in Small and Medium Accounts typically results in a lower ARPC. In addition, newer customers tend to purchase less usage and therefore lower priced services, resulting in a lower ARPC, whereas more established customers typically purchase more usage, and therefore higher priced services, resulting in a higher ARPC. The following tables provide a breakdown of our ARPC by customer size:

	For the years ended December 31,
Russia (in RUB)	2015	2016	2017
Key Accounts	134,159	145,861	171,854
Small and Medium Accounts	8,759	8,984	9,126

Competition

We are the largest player in the Russian online recruitment market and offer the most comprehensive package of HCM services and other VAS, supported by the largest CV database, a well-recognized brand and a growing base of job postings, as well as by our ability to attract new customers and retain existing ones. We believe that our scale and position in the Russian online recruitment market provide a competitive edge over other market participants and help us successfully sustain and compete for additional market share.

The Russian online recruitment market is characterized by a dynamic competitive landscape and ongoing technological evolution. We face competition mainly from Russian online job portals, online classifieds platforms with presence in the jobs vertical and offline media. Our key competitors include Russian online recruitment services providers such as SuperJob.ru and Zarplata.ru, who also offer access to CV databases and job posting services. In addition, we face competition from the large Russian general classifieds company Avito, which is focused on blue collar job seekers and small businesses, monetizing primarily through a fee-per-job posting model. The degree of competition in the market may further increase if our former shareholder, Mail.Ru, who was bound by a non-compete arrangement that expired in February 2018, decides to re-enter the online job recruitment market. Yandex, another well-established Internet player in Russia, is currently present in the recruitment market via an aggregator platform and might decide to expand its presence in the jobs market by directly targeting customers or undertaking sizable acquisitions in the market to immediately gain presence and scale. In certain geographies and specific segments (e.g., blue collar jobs), we compete mainly with offline media, such as local newspapers with a jobs classifieds section.

Our international competitors include or may in the future include global professional networks, such as LinkedIn, job portals and aggregators, such as Indeed, HR technology companies and players who operate adjacent business models, including social networks, such as Facebook, and search engines, such as Google. The competition from international players is currently limited, given that Russia is perceived as a market with strong domestic Internet players, as well as Russia’s regulatory regime, compliance with which entails significant investments and costs, such as the requirement to store personal data of Russian citizens within Russia as prescribed by the Law on Personal Data. See “Regulation.” Notably, access to LinkedIn’s resources in Russia was blocked by the Roskomnadzor in November 2016 as a result of LinkedIn’s failure to comply with this regulation. We believe we are advantageously positioned against our indirect competitors, such as social networks and search engines.

Because our CV database, traffic to our website and the range of additional services for employers exceed those of our competitors, we view premium pricing of our services to be justified and sustainable. We have historically been able to retain our customers and attract new ones while periodically increasing the prices for our services.

The main monetization model adopted in the Russian online recruitment market is either providing paid access to a CV database, charging a fee per job posting or a combination thereof. Should some international players, such as Indeed, expand their operations in Russia and propose to the market an alternative monetisation model adopted elsewhere, such as CPC, we might be forced to change our business model accordingly. However, we believe that with successful introduction of our ClickMe product, which operates on the CPC model, we believe we are well positioned and prepared for such challenges.

The competition in HCM services is largely fragmented and differs across various types of services. Currently, key competitors in broader HCM space are large international, such as Oracle and SAP, and local, such as 1C and IBS, IT service providers, while future competition may arise from growing HR technology start-up companies, as well as new developing business and monetization models, such as recruiting chat bots or advertising agencies, providing recruiting services on cost-per-acquisition basis.

Sales and Marketing

Our sales and marketing efforts are focused on increasing job seeker traffic, promoting our brand name and further establishing our reputation as the leading recruitment platform in Russia. We employ a diverse mix of marketing and communications channels to attract and retain customers, and we are not dependent on any single marketing channel. In the year ended December 31, 2015, our advertising spend was ~~P~~222 million, or 7.2% of our total revenue, and in 2016, we decided to increase our investment in marketing to continue to grow our brand awareness and further solidify our industry leadership. In the Predecessor 2016 Stub Period, the Successor 2016 Period, the pro forma year ended December 31, 2016 and the Successor 2017 Period, our advertising spend was ~~P~~30 million, ~~P~~394 million, ~~P~~424 million and ~~P~~693 million, or 6.6%, 12.0%, 11.3% and 14.6% of our total revenue, respectively, with roughly one-third spent on digital advertising (including search engines and social media), one-third on TV advertising and one-third on other marketing channels (including outdoor and other offline advertisements). We also use different advertising channels to target our regional markets, which we adapt to each region’s evolving needs, such as using offline advertising in one region versus digital marketing in another.

According to our internal data and Google Analytics as of December 31, 2017, 88% of our website traffic came from free marketing sources, such as a user typing our name into a search engine, organically typing our name into a browser that takes a user directly to our website, by email distributions to our registered users or through referrals, where a current user refers a new user to our website. Only 12% of our website traffic comes from paid advertising, such as CPC or meta search, during the same period, and our TV advertising campaigns promote awareness and help generate more traffic through free marketing sources.

We believe brand recognition is important to our ability to attract new job seekers. Since our inception in 2000, we have developed one of the most recognized brands in the online recruitment services market in Russia, according to a study conducted by Socis MR Rus in Russia on June 28, 2017. This study also showed that approximately 35% of all respondents, and 43% of all white collar respondents, named our brand as the “top of mind” recruitment services platform, and 70% of all respondents, and 77% of all white collar respondents, identified our brand through aided recall.

Job seekers

We target job seekers primarily through digital marketing and offline advertising, and the effectiveness of our marketing campaigns has been demonstrated by the increase in the incoming traffic from our target group. In addition, in 2016, we began a nationwide TV marketing campaign, which has allowed us to reach a wider audience, especially the blue collar segment, at a considerably lower cost than through the use of digital marketing. We focus our advertising efforts on attracting job seekers, which, in turn, attracts more paying customers to our platform.

Small and Medium Accounts

Small and Medium Accounts represent a large market opportunity for us, and we continuously focus on increasing our brand awareness with these customers. Our various marketing campaigns, such as telemarketing and search engine advertising, are targeted at these customers, promoting our reputation, increasing our brand awareness and educating our audience about the existence of online recruiting. In addition, our job seeker TV marketing campaigns also have proven to attract more Small and Medium Accounts customers directly. We also have 80 sales professionals who are dedicated to selling services to Small and Medium Accounts.

Key Accounts

We maintain close contact with our Key Accounts customers through our participation in industry conferences and events and by providing various educational services, such as HR webinars and online education, which help Key Accounts customers use our products more effectively. In addition, 101 members of our sales team representatives cater to the needs of our Key Accounts customers on a daily basis. With our established customers, we promote our portfolio of HCM services to increase customer engagement and customer retention, which continue to be the driving forces behind our growth.

We extensively test and measure the effectiveness of our marketing strategies by both customer type and region and adjust our spending accordingly. We also monitor the marketing activity of our competitors, including by market segment and customer type, to effectively adjust our marketing mix. We collect and analyze vast amounts of data to assess our performance and ensure efficient spending, and our marketing strategy is constantly evolving to address the developing needs of our market.

Sales function

We believe that our sales function represents a significant competitive advantage and differentiating factor that sets us apart from our competitors, and our sales force is comprised of highly skilled, versatile professionals who have strong regional presences combined with our well-developed sales and support processes through our CRM platform and other predictive analysis tools.

As of December 31, 2017, we have a total of 200 employees on our sales force, 149 of which are in Russia and 51 of which are in other countries. Our sales force consists of 186 sales specialists and 14 sales supervisors. The following table demonstrates our number of sales employees broken down by region:

Geography	As of December 31, 2017
Russia	140
Ukraine(1)	19
Kazakhstan	20
Belarus	10
Azerbaijan	2

Total	191

(1)	We have agreed on high level terms to divest the business through which we conduct operations in Ukraine.

Our sales force interacts with customers at every point of contact on our platform, from registration and initial product introduction to recurring service use. A new customer first interacts with our registration group, which consists of 25 people based in Yaroslavl who are responsible for client verification and fraud prevention. The registration group inputs key data and ensures an accurate and smooth onboarding process. For Small and Medium Accounts, our telesales team, which consists of 10 people based in Yaroslavl, takes over and the customer is assigned to a sales manager depending on its region of operations. When a Small and Medium

Account becomes a Key Account, the customer is immediately reassigned to the Key Accounts group, which consists of 21 people based in Moscow, 13 people based in St. Petersburg and 65 people in 11 other regional offices, for deeper and more personalized interactions. Our Key Accounts group is further subdivided by industry, allowing our team to provide high quality, individualized service to each customer. We also have a separate team of sales account managers who proactively work to acquire new corporate customers. Additionally, our CRM notification system powered by predictive analytics tools analyzes customer activity on our platform in real time and, based on predictive analytics, suggest relevant actions to our sales force, further enhancing our ability to proactively provide efficient, personalized service to each customer.

Our Platform

Our users access our platform through desktop sites, mobile sites and mobile applications. Our back-end technology, built on Java base and POstgreSQL database, is consistently used in all frontend interfaces, to promote the logical consistency and relevance of data. For the desktop version of our site, we use standard web technologies and an adaptive layout to work on mobile and tablet devices in addition to mobile applications and our mobile site. Our customers predominantly use our desktop platform where they can access full employer functionality, but both job seekers and employers are increasingly turning to mobile devices to access our platform. In terms of unique monthly average users, for the years ended December 31, 2016 and 2017, 44% and 56%, respectively, of our traffic came from mobile devices.

Our mobile platform expands our footprint and complements our desktop platform. Some of our Key Accounts customers have the ability to interact with our services through our API interface, which allows employers, for example, to create job postings and process applications. Our platform is available through a mobile version of our website, which was initially launched in 2012, and via iOS, Android and Windows Phone applications. Initially outsourced, we moved the development of our applications in-house in 2013, in order to better control the quality of our apps and respond to evolving customer needs. In line with the larger global trend, our mobile traffic is growing, with 41%, 48% and 56% of our traffic coming from mobile sources for the years ended December 31, 2015, 2016 and 2017, respectively.

Our iOS and Android applications are also becoming increasingly popular, with the number of downloads of our job seeker applications in the table below.

(in thousands)	For the year ended December 31,
	2015	2016	2017
iOS downloads	631	822	1,331
Android downloads	1,033	1,587	2,807

Total	1,664	2,409	4,138

Our mobile applications are designed to respond to the developing needs of our users, and we have separate versions designed for job seekers and employers. Our job seeker applications are fully functional and support all activity from registration to interaction between the job seeker and employer. Most employers primarily work with our desktop platform while using our mobile platform as a second, complementary screen. Job seekers account for the majority of our mobile traffic.

Our application is ranked among the top applications on appstore-generated lists for business-related free applications in both the iOS and Android application stores in Russia. Job seekers using our mobile applications typically return more frequently than those accessing our platform via desktop sites, and for the twelve week period between July and October 2017, retention of these users was approximately four times higher than on our desktop site. In addition to receiving updates, job seekers using our applications also receive push notifications based on the data they provided and certain behavioral traits. For example, job seekers may receive notifications about newly posted vacancies that may be of interest to them based on their previous search patterns. These personalized messages assist in increasing our job seeker retention rate. As of December 31, 2017, 36% of registered job seekers used our mobile platform only (including both mobile website and applications), while 43% used the desktop only. We continuously enhance job seeker experience on our mobile platform in order to improve conversions of mobile traffic into applications from job seekers.

Technology and Intellectual Property

We design, test and update our website and develop our proprietary solutions in-house. We have developed our infrastructure to be highly agile and scalable, allowing us to efficiently expand our product portfolio and enter new market segments, without compromising quality or customer continuity. Our site experienced 99.92% average uptime for the year ended December 31, 2017. We also use well-known and proven open source tools rather than third-party proprietary tools to eliminate dependency on any third-party vendor.

As of December 31, 2017, our services were supported and enhanced by a team of over 100 experienced and dedicated product development and system administration employees with in-depth knowledge of information technologies and online recruitment. We also provide ongoing education to our product development team to ensure that our team is up to date on new technologies and advances in our markets. Our development team is responsible for product innovation, testing, user experience improvements, search engine optimization and online advertising. The number and the quality of new technology releases from our development team is constantly rising, with the number of technological bugs per release consistently declining. We have been able to develop innovative and effective products and services to meet the evolving needs of our customers, and we plan to continue to strengthen our development function.

Artificial Intelligence

Our AI uses machine-learning algorithms to analyze the data provided by our users as well as user behavior to offer job seekers and employers better functionality and enhanced service levels. For example, our Machine Learning Recommendation System provides job seekers with suggested relevant vacancies while offering employers recommendations based on their previous activity on the website. These recommendations are provided to users via email or directly on the homepage while browsing, allowing them to more efficiently utilize our services. Our Machine Learning Ranking System uses a variety of criteria to rank applicants for a job vacancy and provides employers with an ordered list of relevant suggestions. Our Search System uses data collected from CVs and job postings to improve search results. Using hundreds of criteria, our Search System sorts search results based on the probability of application.

Our AI system also efficiently assists with our CV moderation process. We evaluate and approve each CV submitted to our database to ensure quality, and for the year ended December 31, 2017, all of the CVs submitted to our database were screened by our AI and heuristics system, with on average approximately 70% of CVs receiving approval from our AI to be posted on our database without the need for further human action.

AI improves the conversion of users to registered users, the conversion of registered users to those who upload their CV to our database, as well as the conversion of users in our CV database to submit applications for a posted vacancy. Our AI improves the functionality and effectiveness of our products, driving our revenue while providing our customers with high quality service. Our development team focuses on improving our AI Smart Matching Systems.

User interface and user experience

We developed our platform to provide users with a simple and clear interface, and we are constantly optimizing our interface to improve the user experience at each stage. We have a bespoke customized interface for different groups of customers (anonymous users, applicants, paying customers and prospective customers). We streamline our platform by providing simplified CV forms, click-on fields for data input rather than empty fields, reducing the number of required fields in forms and customizing our interface for different users. Our simple but smart interface improves our conversion of users to registered users and of registered users to those who upload a CV, and these conversions increase the attractiveness of our platform to customers.

Our technology infrastructure

We host our platform at one data center in Moscow, and we have two backup servers located at this data center. We also have one backup storage facility at the headquarters of our key operating subsidiary in Moscow. Our data center is compliant with the highest security standards (ISO9001), and we have designed our websites, applications and infrastructure to be able to support high traffic volume. Our average uptime exceeds 99% since 2016, with an average uptime of 99.91% for the year ended December 31, 2016 and 99.92% for the year ended December 31, 2017. With network bandwidth of 10 gigabits per second, our infrastructure offers significant headroom, well in excess of our current outgoing traffic needs of around 1.6 gigabits per second. Our platform is also more than capable of handling a peak load, which was estimated to be approximately 2,300 requests per second that our platform was able to handle during one of our busiest traffic periods in March 2017. Further, we continuously monitor and stress test our traffic and storage capacities through conducting heavy stress tests of 3,800 requests per second. We conduct these tests and monitor our infrastructure capabilities in order to continue constantly grow and upgrade our platform. Since 2003, we have processed cumulatively over 1 billion job applications, and we currently process over 1 million applications per day.

Our intellectual property

We own our domain names and trademarks relating to the design and content of our website, including our brand name and various logos and slogans. As of December 31, 2017, we held 56 registered trademarks in Russia and Belarus. We also register trademarks in other countries in which we operate, including Belarus, Kazakhstan, Uzbekistan, Georgia, Azerbaijan and Kyrgyzstan, including our name and certain marks associated with each project.

Security and Data Protection

We have built a multi-level system to protect our data, as it is the backbone of our business. We protect data by a combination of processing procedures and technology tools. Only a limited number of technical specialists are granted access to our data servers, and they handle our data using encrypted data transmission channels, which are accessible only with a key. Most of our developers do not have a direct access to our production servers, and we use a separate security system to monitor employee activity and data leakage.

We protect our server infrastructure from external hacker attempts by locating the servers within an internal network that is isolated from the Internet and protected by two firewalls. The system of user authentication on the site includes monitoring of suspicious activity and protection from brute force attacks. Passwords for user authentication are stored by a special adaptive cryptographic function, which prevents them from being used even in the event of data leakage. We also protect the platform against external denial-of-service attacks with a system that, in the event of an attack, filters suspicious traffic.

In addition, we conduct regular tests for any internal or external unauthorized access to our systems and correct any irregularities. In 2016, Roskomnadzor carried out one scheduled inspection assessing our compliance with applicable personal data processing laws. Roskomnadzor found certain deficiencies, which we have rectified and did not result in any penalties for us. There have been no unscheduled inspections by Roskomnadzor.

Our Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. In addition to their fixed compensation, our employees are incentivized based on our comprehensive employee KPI system, which rewards employee performance.

As of December 31, 2015, 2016 and 2017, we had a total of 512, 595 and 620 employees, respectively. The table below sets out the number of employees by geography as of December 31, 2017:

Geography	As of December 31, 2017
Russia	523
Ukraine(1)	38
Kazakhstan	33
Belarus	23
Azerbaijan	3

Total	620

(1)	We have agreed on high level terms to divest the business through which we conduct operations in Ukraine.

The table below sets out the number of employees by category as of December 31, 2017:

Department	As of December 31, 2017
Sales	191
Production	106
Development	104
Administrative	97
Marketing	71
Product	40
Senior management	11

Total	620

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

Facilities

The principal executive office of our key operating subsidiary is located at 9/10 Godovikova Street, Moscow, 129085 Russia. We also lease operating office space in Yaroslavl, Saint Petersburg, Voronezh, Nizhny Novgorod, Krasnodar, Sochi, Rostov, Kazan, Ekaterinburg, Novosibirsk and Vladivostok, Russia; Minsk, Belarus; Kiev, Ukraine and Almaty, Kazakhstan.

Legal Proceedings

We are not currently involved in any material litigation or regulatory actions, the outcome of which would, in our management’s judgment, have a material adverse effect on our financial condition or results of operation, nor are we aware of any such material litigation or regulatory actions threatened against us.

REGULATION

We are subject to a number of laws and regulations in Russia and other jurisdictions that regulate data protection and information security and advertising services.

Intellectual Property Regulation

The Civil Code (Part IV) is the basic law in Russia that governs intellectual property rights, including their protection and enforcement. According to it, the software and technologies that we develop internally generally do not require registration and enjoy legal protection simply by virtue of being created and either publicly disclosed or existent in a certain material form. In addition, we obtain proprietary rights to materials that are subject to copyright protection and that are created for us on the basis of agreements with the authors of such materials. Also, subject to compliance with the requirements of the Civil Code, we are deemed to have acquired any copyrights created by our employees during the course of their employment with us and within the scope of their job functions, and have the exclusive rights to their further use and disposal.

Under Russian law, the registration of copyrighted materials is not required. Software may be registered by a copyright holder, at its discretion, with the Russian Federal Service for Intellectual Property, or Rospatent, but such registration is not customary.

Only trademarks and patents for inventions, utility models and industrial designs require mandatory registration with Rospatent. Trademarks registered abroad under the Madrid Agreement Concerning the International Registration of Trademarks dated April 14, 1891 and/or the Protocol to the Agreement dated June 27, 1989, have equal legal protection in Russia as locally registered trademarks. Our main brands are registered as trademarks in Russia, the CIS and several other countries where we operate.

The Civil Code, generally provides for the legal protection of trademarks registered with Rospatent. In addition, in accordance with the Agreement Concerning the International Registration of Marks (Madrid, 1891) and protocols thereto, Russia protects trademarks registered with the World Intellectual Property Organization if international registration of such trademarks extends to Russia. Upon the registration of a trademark, Rospatent issues a certificate of registration of the trademark, which is valid for 10 years from the date on which the application for registration was filed. This term may be extended for another 10 years an unlimited number of times. The certificate of registration of a trademark is issued with respect to certain classes of goods or services of the International Classification of Goods and Services, which means that the trademark is not protected if it is used for other types of goods or services that are not covered by the certificate of registration. In the absence of registration (i) the entity using the designation may not be able to protect its trademark against unauthorized use by a third party; (ii) if a third party has previously registered a trademark similar to the designation in question, then the entity may be held liable for unauthorized use of such trademark. The transfer of intellectual property rights pursuant to agreements for assignment of rights to a trademark, franchising agreements, license agreements and pledge agreements are subject to registration with Rospatent. Failure to comply with the registration requirement results in such transfer being treated as non-existent, and use of the relevant intellectual property in the absence of registration of the relevant transfer may trigger civil, administrative or criminal liability.

The Civil Code recognizes a concept of a well-known trademark, i.e. a mark which, as a result of its widespread use, has become well known in association with certain goods among the relevant consumers in Russia.

Well-known trademarks enjoy more legal benefits than ordinary trademarks—these include:

•	broader coverage—an owner of a well-known trademark may exercise its exclusive rights in association with goods beyond those for which the relevant trademark was originally registered, provided that the use of an identical or confusingly similar trademark by a third party would cause consumers to associate the third party’s trademark with the owner of the well-known trademark and would affect the legitimate interests of the owner of the well-known trademark; and

•	an unlimited registration period-unlike the ordinary trademarks (which can be registered for 10 years and renewed for each subsequent 10 years period an unlimited number of times), the well-known trademarks registration generally remains effective for an unlimited period of time.

•	In order to register a mark as a well-known trademark, a person using the mark must submit the relevant application to Rospatent, together with certain documents including evidence that the relevant mark has become well known (such as the results of consumers surveys, documentary evidence of costs incurred for the advertising of the mark, etc.). Rospatent must take a decision on the application within 10 months, but this period may be extended subject to the regulator’s requests for and consideration of additional documents and/or clarifications from the applicant.

The application may be denied in the following circumstances:

•	the applicant has not provided the documents evidencing that the relevant mark has become well known; or

•	the relevant mark has become well known after the priority date of another person’s trademark which is identical or confusingly similar with the relevant mark and which has been registered for the use in respect of similar goods.

The mark is recognized a well-known trademark from the date of its registration (i.e. its entry into the register of well-known trademarks).

Advertising Regulation

The principal Russian law governing advertising is the Federal Law of the Russian Federation No. 38-FZ “On Advertising,” dated March 13, 2006, as amended (the “Advertising Law”). The Advertising Law provides for a wide array of restrictions, prohibitions and limitations pertaining to contents and methods of advertising.

Set forth below is a non-exhaustive list of types and methods of advertising that are prohibited regardless of the advertised product and the advertising medium:

•	advertising that may induce criminal, violent or cruel behavior;

•	advertising that judges or otherwise humiliates those who do not use the advertised product;

•	use of pornographic or indecent materials in advertising;

•	use of foreign words that may lead to the advertising being misleading;

•	statements that the advertised product has been approved by state or municipal authorities or officials;

•	depiction of smoking and alcohol consumption;

•	advertising of healing properties of a product that is not a registered medicine or medical service; and

•	omission of material facts that leads to advertising being misleading.

The law also prohibits advertisements for certain regulated products and services without appropriate certification, licensing or approval. Advertisements for products such as alcohol, tobacco, pharmaceuticals, baby food, financial instruments or securities and financial services, as well as incentive sweepstakes and advertisements aimed at minors, must comply with specific rules and must in certain cases contain specified disclosure.

Russian advertising laws define and prohibit, among other things, “unfair,” “untrue” and “hidden” advertising (i.e. advertising that influences consumers without their knowledge). Advertising based on improper comparisons of the advertised products with products sold by other sellers is deemed unfair. It is also prohibited to advertise goods which may not be produced and distributed under Russian law.

The Advertising Law, as well as the Competition Law, restricts unfair competition in terms of information flow such as: (i) dissemination of false, inaccurate, or distorted information that may inflict losses on an entity or cause damage to its business reputation; (ii) misrepresentation with respect to the nature, method, and place of manufacture, consumer characteristics, quality and quantity of a commodity or with respect to its producers; (iii) incorrect comparison of the products manufactured or sold by it with the products manufactured or sold by other entities; (iv) sale of commodities in violation of intellectual property rights, including trademarks and brands; or (v) illegal receipt, use, and disclosure of information constituting commercial, official or other secret protected by law.

The Advertising Law does not specifically regulate display advertising, such as pop-up ads appearing on third-party websites based on user activity data, however, it may be encompassed by notion of “telecom” advertising and, therefore, trigger the application of the Advertising Law and its provisions on necessity of consent. The consent should be executed in a form that allows to ascertain the fact that such consent was obtained. In some cases, violation of the Advertising Law can lead to civil actions or administrative penalties that can be imposed by the FAS. As required by the Advertising Law, the sender of ads is required to receive the recipient’s prior consent before any dissemination by e-mail.

Privacy and Personal Data Protection Regulation

We are subject to laws and regulations regarding privacy and protection of the user data, including the Personal Data Law. The Personal Data Law, among other things, requires that an individual must consent to the processing (i.e. any action or combination of actions performed on personal data, including the collection, recording, systematization, accumulation, storage, use, transfer (distributing, providing or authorizing access to), blocking, deleting and destroying) of his/her personal data and must provide this consent before such data is processed. Generally, the Personal Data Law does not require the consent to be in writing but requires it to be in any form that, from an evidential perspective, sufficiently attests to the fact that it has been obtained.

However, the consent must be in writing in certain cases, including: (i) where the processing relates to special categories of personal data (regarding the subject’s race, nationality, political views, religion, philosophical beliefs, health conditions or intimate information); (ii) where the processing of personal data relates to any physiological and biological characteristics of the subject which can help to establish the identity of the subject (such as, for example, biometric personal data); (iii) cross-border transfers to a state that does not provide adequate protection of rights of subjects; and (iv) the reporting or transferring of an employees’ personal data to a third party, etc. The written consent of subjects must meet a number of formal requirements and must be signed by holographic or electronic signature. In other cases, the consent may be in any form that, from an evidential perspective, attests to the fact that it has been obtained. The Personal Data Law also provides for the right to withdraw consent, in which case the person processing personal data has the obligation to destroy the data relating to the relevant subject. We obtain consents from our users by asking them to click an icon indicating their consent to us processing their personal data. Failure to comply with legislation on personal data may lead to civil, criminal, disciplinary and administrative liability, and an obligation to terminate or procure the termination of any wrongful processing of personal data. The changes introduced into the Russian Personal Data Law as of September 1, 2015 require personal data operators to conduct certain types of processing of personal data of Russian citizens (when gathering such personal data) with the use of Russian databases. These types of such “restricted processing actions” include recording, systematization, accumulation, storage, clarification (update, modification) and extraction/download. Recent Roskomnadzor comments prohibit parallel input of gathered personal data into a Russian information system and a foreign-based system. These data may be transferred to a foreign-based system by way of cross-border transfer from a Russian-based system only.

As of July 20, 2016, the Yarovaya Law requires arrangers of information distribution by means of Internet (the “arranger”) to store metadata (information confirming the fact of receipt, transmission, delivery and/or processing of voice data, text messages, pictures, sounds, video or other communications) for a period of one year. As of July 1, 2018, the arrangers will be required to store the contents of communications, including voice data, text messages, pictures, sounds, video or other communications for a period of six months. The term arranger denotes a person assuring the functioning of information systems and/or software which is used to receive, transmit, deliver and/or process electronic messages of an Internet user.

As of September 1, 2015, information resources, including websites, where unlawful processing of personal data is taking place (including in violation of the localization requirement) can be blocked, and a special register (Register of Infringers of Rights of the Personal Data Subjects) has been established to record information on the unlawful processing of personal data.

Antimonopoly Regulation

The Competition Law vests the FAS as the antimonopoly regulator with wide powers and authorities to ensure competition in the market, including prior approval of mergers and acquisitions, monitoring activities of for market players that occupy dominant positions, prosecution of any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are performed in violation of the Competition Law. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and no affiliation can be preserved between the new entities established as result of such a mandatory reorganization. We may have a substantial market share in online recruitment services markets in the central region of the Russian Federation, but are not recognized by the FAS as occupying a dominant position since these markets are relatively new. However, we understand that the FAS could in the future focus on the markets that we are active in and could identify dominant players so that limitations and other requirements contained in the Competition Law would apply to their operations.

The Competition Law expressly provides for its extraterritorial application to transactions and actions which are performed outside of Russia but lead, or may have led, to the restriction of competition in Russia.

The Competition Law provides for mandatory pre-approval by the FAS of mergers, acquisitions, company formations and certain other transactions involving companies which meet certain financial thresholds. Certain specific rules and thresholds are provided by the Competition Law in relation to pre-approval by the FAS of acquisitions of financial services providers, which, under the Competition Law, include credit institutions, but do not include payment agents. Different thresholds apply to transactions with other financial entities as targets.

Under the Competition Law, if an acquirer has acted in violation of the merger control rules and, for example, acquired shares without obtaining the prior approval of the FAS, the transaction may be invalidated by a court order initiated by the FAS, provided that such transaction has led or may lead to the restriction of competition, for example, by means of strengthening of a dominant position in the relevant market.

More generally, Russian legislation provides for civil and administrative liability for the violation of antimonopoly legislation. It also provides for criminal liability of company managers for violations of certain provisions of antimonopoly legislation.

MANAGEMENT

Executive Officers and Board Members

Prior to the completion of this offering, we expect to appoint the following individuals as our Chief Executive Officer, Chief Financial Officer and board members. The other executive officers listed below are officers of our key operating subsidiary, Headhunter LLC. The table below includes their ages as of the date of this prospectus:

Name	Age	Position
Executive Officers
Mikhail Zhukov	50	Chief Executive Officer and Board Member
Grigorii Moiseev	40	Chief Financial Officer
Dmitry Sergienkov	31	Chief Corporate Development Officer of Headhunter LLC
Olga Mets	37	Chief Marketing Officer of Headhunter LLC
Boris Volfson	32	Chief Technology Officer of Headhunter LLC
Gleb Lebedev	34	Chief Product Officer of Headhunter LLC
Andrey Panteleev	29	Head of Small and Medium Accounts of Headhunter LLC

Board Members
Martin Cocker(1)	58	Board Member
Ion Dagtoglou	50	Board Member
Morten Heuing	46	Board Member
Oliver Hughes	47	Board Member
Dmitri Krukov	48	Board Member
Maksim Melnikov	41	Board Member
Terje Seljeseth	57	Board Member

(1) Martin Cocker was appointed to our board on December 1, 2017.

It is anticipated that pursuant to our articles of association, Mr. Krukov, Mr. Melnikov and                             will be selected to serve as board members by Highworld Investments Limited, and Mr. Hughes and Mr. Dagtoglou will be selected to serve as board members by ELQ Investors VIII Limited. Pursuant to the Post-IPO Shareholder’s Agreement, Highworld Investments Limited may designate the chairman of the board. Mr. Krukov is expected to be designated as chairman upon completion of this offering.

Unless otherwise indicated, the current business addresses for our executive officers is at the office of our key subsidiary at 9/10 Godovikova Street, Moscow, 129085 Russia, and the members of our board of directors is c/o HeadHunter Group PLC, Dositheou, 42 Strovolos, 2028, Nicosia Cyprus.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Mikhail Zhukov has served as our key operating subsidiary’s Chief Executive Officer since February 2008. Prior to joining us, Mr. Zhukov worked for a variety of different Russian IT companies. Mr. Zhukov launched the insource IT company (IT-SK) at Sibur in 2007 and launched the Network Integration Division at IBS (a major Russian systems integrator) in 1994. He holds a Masters in Engineering from Moscow Aviation Institute (National Research University) and a diploma in Economics from Plekhanov Russian Academy of Economics. Mr. Zhukov also holds a certificate for the Program for Executive Development from IMD in Lausanne, Switzerland.

Grigorii Moiseev has served as our key operating subsidiary’s Chief Financial Officer since February 2008. Prior to joining us, Mr. Moiseev was the Chief Financial Officer at Sputnik Labs (now known as TS Consulting), a Russian IT start-up from 2005, and the Chief Information Officer at Helios Computer from 2002. During his time with us, Mr. Moiseev has developed our strategic financial and investment plans, established our financial control and reporting functions, and he currently manages all of our accounting and financial reporting processes.

Dmitry Sergienkov has served as our key operating subsidiary’s Chief Corporate Development Officer since August 2017. Prior to joining us, he served as Vice President in the Investment Banking Department at J.P. Morgan Chase in London, advising telecommunications, media and technology companies across Europe, Middle East and Africa in M&A and capital markets transactions. Mr. Sergienkov brings to our team international experience of working with the leading global technology companies as well as a breadth of knowledge of strategic investment decisions. He is a permanent member of CFA Institute and Association of Chartered Certified Accountants and holds a diploma in Strategic Management from State University of Management.

Olga Mets has served as our key operating subsidiary’s Chief Marketing Officer since May 2010. Prior to joining us, Mrs. Mets worked as Head of Marketing in Adobe Systems Inc., Russia and CIS, leading the communication and partner activities in the territory for more than four years. Now, she is responsible for development and efficient implementation of our marketing and communication strategy. While working with us, Mrs. Mets and her team have won and successfully maintained leading positions in traffic, brand awareness and customer engagement. In 2013, Mrs. Mets headed the list of Best Russian CMOs in TOP 1000 Managers Rating by Kommersant (a leading Russian business newspaper). Mrs. Mets graduated from the Moscow State University with a Masters in Linguistics, Communications and Modern Languages.

Boris Volfson has served as our key operating subsidiary’s Chief Technology Officer since April 2012. Prior to joining us, Mr. Volfson served as CTO of Internet Projects department at the Softline company. Mr. Volfson has brought to our team deep knowledge and understanding of agile development processes, and he has improved our research and development operations and our product portfolio management. He is an author of the book “Agile product and project development.”

Gleb Lebedev has served as our key operating subsidiary’s Chief Product Officer and Web Director since January 2015. Mr. Lebedev first joined us in 2010 as our Head of the Analytics Department. Prior to joining us, Mr. Lebedev worked as a Russian Market Research Manager at Mary Kay. As our CPO, he is responsible for the development of our services to fit market demand and to monetize our primary services. He holds a diploma in Economics from National Research Technical University of Kazan.

Andrey Panteleev has served as the Head of our key operating subsidiary’s Small and Medium Accounts (“SMA”) Department since 2017. From 2014 to 2017, Mr. Panteleev served as our Digital Marketing Director. Mr. Panteleev joined us in 2006 and held a variety of positions, and he previously worked as a consultant in digital marketing for large Internet companies in Russia. He has vast experience working with audience engagement and analysis. As the Head of our SMA Department, Mr. Panteleev has been working with clients since 2017 and has engaged in the development and adaptation of the fast-growing segment of small and medium businesses by implementing effective ways of selling products, discovering new ways to interact with customers, conducting market analysis and assessing the competitive environment. Mr. Panteleev holds a degree in Marketing from the State University of Technology.

Board Members

The following is a brief summary of the business experience of our board members. Mr. Cocker was appointed to our board on December 1, 2017, and we expect to appoint the remainder of the individuals below prior to the completion of this offering.

Martin Cocker is a Chartered Accountant and has been a member of the Institute of Chartered Accountants in England and Wales since 1985. Mr. Cocker serves as a director and chairman of the audit committees of Etalon Group PLC, TCS Group Holdings PLC and serves as a director and audit committee member of Nostrum Oil & Gas PLC, all of which are listed on the London Stock Exchange. Mr. Cocker also serves as a director and chairman of the audit committees of private companies, such as Northumberland Tyne and Wear National Health Service Foundation Trust and the Beverley Building Society. From 2007 to 2014, Mr. Cocker previously held positions at Ernst & Young, Amerada Hess, Deloitte & Touche and KPMG in the United Kingdom, Russia and Kazakhstan. Mr. Cocker received a BSc Joint Honours in Mathematics and Economics from the University of Keele, England.

Ion Dagtoglou is an independent advisor on investments across Europe. Mr. Dagtoglou currently serves as a non-executive director for eKomi Ltd., a software-as-a-service provider of customer feedback management services and transaction-based reviews and ratings, and Boxclever, a consumer electronics and domestic appliance rental company in the United Kingdom. Previously, Mr. Dagtoglou served as a director and the Chief Investment Officer at Candlewick Asset Management Ltd. from 2012 to 2015, and as a director and the Chief Investment Officer at the Asset Protection Agency, an executive agency of Her Majesty’s Treasury from 2009 to 2012. Mr. Dagtoglou also served as a consultant to Vostok Nafta Investments Ltd., a Swedish listed investment company with respect to an investment in the CIS region in 2009. During 1992 to 2008, he also held positions at Goldman Sachs European Special Situations Group, Citigroup – Schroder Salomon Smith Barney and Schroders. Mr. Dagtoglou received a Bachelor of Arts with honors in Classics from Bristol University.

Morten Heuing is the General Manager of the UK for the EBay Classifieds Group. Mr. Heuing served as a director for eBay Classifieds Scandinavia A/S from 2011 to 2015 and Issuu Aps from 2011 to 2013. From 2011 to 2015, Mr. Heuing served as the General Manager of Denmark for the EBay Classifieds Group and from 2004 to 2011, the Managing Director of Northern Europe for StepStone ASA. Mr. Heuing received a Master of Business Administration with honors from Verwaltungs- & Wirtschaftskademie Stuttgart.

Oliver Hughes is the CEO of Tinkoff Group and chairman of the Management Board of Tinkoff Bank, a Russian online retail financial provider that is listed on the London Stock Exchange. Mr. Hughes held several positions at Visa International, CEMEA, including Vice President and Head of the Moscow Representative Office, from 1998 to 2007. Mr. Hughes received a Bachelor’s of Arts with honors in Russian and French from University of Sussex, a Master of Arts in Modern International Studies from the University of Leeds, and a Master of Science in Information Science from City University, London.

Dmitri Krukov is the founder and a senior partner at Elbrus Capital, a Russia and CIS-focused private equity business. Mr. Krukov currently is a director on the boards for CIAN, an online real estate classifieds business, Vyberi Radio, a regional radio business, DPD Russia, a logistics company, and B2B-Center, an online procurement business. Previously, Mr. Krukov was a managing director in investment banking and finance at Renaissance Capital from 2002 to 2007 and a Vice President in the mergers, acquisitions and restructuring department at Morgan Stanley from 1996 to 2002. Mr. Krukov received a Master of Science in Applied Mathematics from Lomonosov Moscow State University and received a certificate from the Harvard Business School Executive Education program on Making Corporate Boards More Effective. Mr. Krukov also attended the MBA program of Stanford Graduate School of Business in 1994-1995.

Maksim Melnikov has been the CEO and a member of the board of directors of the CIAN Group, an online real estate marketplace in Russia, since February 2014. From 2010 to 2014, Mr. Melnikov served as CEO and director for Media3 Holding, a large print and digital media holding company focused on selling print media businesses and investing in online media ventures. Mr. Melnikov received a Master in Finance with honors from the Finance Academy under the Government of the Russian Federation, where he focused on banking, securities and public markets. Mr. Melnikov later received a Master of Business Administration from Stanford Graduate School of Business at Stanford University.

Terje Seljeseth is currently the Chief Analyst at Tinius Trust, which supports the chairman of the Shibsted Media Group, a global media group based in Norway and listed on the Oslo Stock Exchange. Mr. Seljeseth is currently a member of the board of directors for Fete Typer + Savant, an online communications company in Norway. From 2009 to 2015, Mr. Seljeseth served as the CEO of SCM AS (Schibsted Classified Media), and from 2015 to 2017, served as the Executive Vice President of Products at Shibsted ASA. Mr. Seljeseth also served as the CEO of FINN.no, a leading online classified company in Norway from 1999 to 2009. Mr. Seljeseth received a degree in Computer Science from Datahogskolen, now known as the Norwegian School of Information Technology.

Board Composition after this Offering

Our board will be comprised of up to nine members, including at least three independent directors. See “Description of Share Capital and Articles of Association—Board of Directors.” Each board member is elected

for a term of up to                  years. A board member may be re-appointed. Our board members do not have a retirement age requirement under our articles of association. Our board members will be elected by our general meeting of shareholders in accordance with our articles of association prior to the completion of this offering to serve until their successors are duly elected and qualified.

Corporate Governance

The Cyprus Securities and Exchange Commission has issued corporate governance guidelines pursuant to Public Offer and Prospectus Law of 2005, together with certain related disclosure requirements pursuant to Transparency Requirements Law of 2007. The proposed regulations are recommended as “best practices” for issuers to follow.

Controlled Company Exemption

Following this offering, our shareholders, Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with GS Group Inc., will collectively and beneficially own more than 50% of the voting power of our shares eligible to vote in the election of directors, and we may therefore be able to rely on certain exemptions as a “controlled company” as set forth in the Nasdaq rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect to utilize exemptions from certain corporate governance standards, including the requirement (1) that a majority of the board of directors consist of independent directors, (2) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We are currently utilizing these exemptions and expect to continue to do so. In the event that we cease to be a “controlled company,” and to the extent we may not rely on similar exemptions as a foreign private issuer, we will be required to comply with these provisions within the applicable transition periods so long as our shares continue to be listed on Nasdaq.

Foreign Private Issuer Status

As a foreign private issuer whose shares will be listed on Nasdaq, we will have the option to follow certain Cypriot corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the following Nasdaq requirements:

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers. For more information, see “Risk Factors—Risks Relating to our Initial Public Offering and Ownership of our ADSs—As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.”

Board Committee Composition

The board has established, or will establish prior to the listing on Nasdaq, an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which is expected to consist of                 ,                  and                  , will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements.

will serve as chairman of the committee. The audit committee will consist exclusively of members of our board who are financially literate, and                 is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that                 ,                  and                  each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with Nasdaq rules.

No later than the listing on Nasdaq, the audit committee will be responsible for:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•	reviewing and discussing with the board and the independent auditor our annual audited financial statements and semi-annual financial statements prior to the filing of the respective annual and semi-annual reports;

•	reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year.

Compensation Committee

The compensation committee, which is expected to consist of                 ,                  and                  , will assist the board in determining executive officer compensation.                will serve as chairman of the committee. The committee will recommend to the board for determination the compensation of each of our executive officers. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Pursuant to exemptions from such independence standards as a result of being a foreign private issuer, the members of our compensation committee may not be independent under such standards.

No later than the listing on Nasdaq, the compensation committee will be responsible for:

•	identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;

•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation; and

•	determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which is expected to consist of                 ,                  and                  , will assist our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles.                will serve as chairman of the committee.

No later than the listing on Nasdaq, the nominating and corporate governance committee will be responsible for:

•	drawing up selection criteria for board members;

•	reviewing and evaluating the composition, function and duties of our board;

•	recommending nominees for selection to our board and its corresponding committees;

•	leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively; and

•	developing and recommending to the board our rules governing the board and code of business conduct and ethics and reviewing and reassessing the adequacy of such rules governing the board and Code of Business Conduct and Ethics and recommending any proposed changes to the board.

Code of Business Conduct and Ethics

Upon completion of this offering, we intend to adopt a Code of Business Conduct and Ethics within the meaning of Item 406(b) of Regulation S-K of the Exchange Act that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

Board of Directors

The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. The term for the directors serving on our board of directors at the time of the offering will expire at the annual general meeting of shareholders to be held on                 . After that meeting, our directors will be elected at each subsequent annual general meeting of shareholders, noting that one-third of the directors, or, if their number is not three or a multiple of three, then the whole number nearest to one-third, shall retire from office each year. Retiring directors are eligible for re-election.

Duties of Board Members and Conflicts of Interest

Under Cyprus law, our directors owe fiduciary duties at common law, including a duty to act honestly, in good faith and in what the director believes are the best interests of our company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. The directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our articles of association or Cyprus law.

A director who is in any way directly or indirectly interested in a contract or proposed contract with us shall declare the nature of his or her interest at a meeting of the directors in accordance with the Cyprus Companies Law. Directors who have an interest in any contract or arrangement shall not have the right to vote (and shall not be counted in the quorum).

Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to our Company or our subsidiaries for the 2016 fiscal year, as well as the amount contributed by our Company or our subsidiaries to retirement benefit plans for our executive officers and members of our board.

Executive Officer and Board Member Compensation

The compensation for each of our executive officers consists of the following elements: base salary, bonus based on revenue, EBITDA and KPI-based bonus. Total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2017 was ~~P~~157.4 million. We do not currently maintain any profit-sharing or pension plan for the benefit of our executive officers.

Equity Incentive Plans

Management Incentive Agreement

On May 31, 2017, we adopted the 2016 HeadHunter Unit Option Plan (our “Management Incentive Agreement”), which we expect to amend and restate in connection with this offering. The Company and the Selling Shareholders also expect to adopt new incentive arrangements prior to the completion of this offering.

Executive Officer and Board Member Employment Agreements

Each of our executive officers currently has an employment agreement for an indefinite period of time, with the exception of our CEO, who has an agreement for a term of five years. These agreements each contain customary provisions regarding confidentiality of information. All agreements, except the agreement with our CFO, have an assignment of inventions provision. The agreement with our CFO contains a noncompetition clause.

Upon completion of the offering,                                     , our non-executive directors, will enter into a director service agreement with the Company providing for the terms and conditions of their service on the Company’s board of directors. Pursuant to the terms of the director service agreements, the Company will compensate each non-executive director in an amount of                     , the Company will reimburse the directors for reasonable travel and other out-of-pocket expenses, and the Company will agree to provide the directors coverage under customary director and officer liability insurance policies. The directors will agree that for a period of          years following their service on the Company’s board of directors, they will not become engaged in any manner, directly or indirectly, in the Company’s business in any region in Russia in which the Company’s business is being (or planned to be) conducted by the Company.

Insurance and Indemnification

Our articles of association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 1, 2018 (i) prior to the completion of this offering and (ii) as adjusted to reflect the sale of our ADSs in this offering for:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each of our executive officers and members of our board of directors individually; and

•	our executive officers and members of our board of directors as a group.

For further information regarding material transactions between us and principal shareholders, see “Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of March 1, 2018 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person.

As described in more detail under “Related Party Transactions—Post-IPO Shareholders’ Agreement,” ELQ Investors VIII Limited and Highworld Investments Limited have agreed to act together to vote for the election of each of their director nominees to the board. Upon the completion of this offering, ELQ Investors VIII Limited and Highworld Investments Limited will be deemed a “group” under the rules of the SEC. Upon the closing of this offering, ELQ Investors VIII Limited and Highworld Investments Limited as a group will continue to control a majority of our outstanding shares.

The percentage of shares beneficially owned before the offering is computed on the basis of                  of our ordinary shares outstanding as of March 1, 2018. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after this offering, including the                  of our ADSs representing ordinary shares that the Selling Shareholders are selling in this offering, and assumes no exercise of the underwriters’ option to purchase additional ADSs from the Selling Shareholders. Ordinary shares that a person has the right to acquire within 60 days of March 1, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group. As of March 1, 2018, none of our ordinary shares were held by U.S. record holders. Unless otherwise indicated below, the address for each beneficial owner listed is c/o HeadHunter Group PLC, Dositheou, 42 Strovolos, 2028, Nicosia, Cyprus.

	Shares beneficially owned before the offering		Shares beneficially owned after the offering
Name of beneficial owner	Number	Percent	Number	Percent
5% or Greater Shareholders
Highworld Investments Limited(1)	29,999,995	59.99999%			%
ELQ Investors VIII Limited(2)	20,000,000	40.00000%			%
Executive Officers and Board Members(3)
Mikhail Zhukov	—	00.00000%			%
Grigorii Moiseev	—	00.00000%			%
Dmitry Sergienkov	—	00.00000%			%
Olga Mets	—	00.00000%			%
Boris Volfson	—	00.00000%			%
Gleb Lebedev	—	00.00000%			%
Andrey Panteleev	—	00.00000%			%
Martin Cocker	—	00.00000%			%
Ion Dagtoglou	—	00.00000%			%
Morten Heuing	—	00.00000%			%
Oliver Hughes	—	00.00000%			%
Dmitri Krukov	—	00.00000%			%
Maksim Melnikov	—	00.00000%			%
Terje Seljeseth	—	00.00000%			%
All executive officers and board members as a group (14 persons)	—	00.00000%			%

Total:	50,000,000	99.99999%			%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Highworld Investments Limited is an investment vehicle associated with Elbrus Capital. The address for Highworld Investments Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, BVI.
(2)	ELQ Investors VIII Limited is an investment vehicle associated with GS Group Inc. The registered office address for ELQ Investors VIII Limited is Peterborough Court, 133 Fleet Street, London, EC4A 2BB, United Kingdom.
(3)	We expect to appoint our Chief Executive Officer, our Chief Financial Officer and the remainder of the board members prior to the completion of this offering. Other than our Chief Executive Officer and Chief Financial Officer, our executive officers are officers of our key operating subsidiary.

RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2015 with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares.

Relationship with Elbrus Capital and GS Group Inc.

Share Purchase Agreement with Mail.Ru

On February 24, 2016, we acquired a 100% interest in Headhunter FSU Limited (the “Acquisition”) from Mail.Ru. The Selling Shareholders incorporated a new entity, Zemenik Trading Limited, the acquisition vehicle that acquired all of the shares of Headhunter FSU Limited pursuant to an Agreement for the Sale and Purchase of the entire issued share capital of Headhunter FSU Limited with Mail.Ru, dated February 24, 2016 (the “Mail.Ru Share Purchase Agreement”). Pursuant to the Mail.Ru Share Purchase Agreement, we agreed not to solicit certain employees of Mail.Ru for a two year period ending February 24, 2018 and agreed not to transfer the shares of Headhunter FSU Limited, or to permit the transfer of any part of Headhunter FSU Limited or its subsidiaries, to one specific listed company during the same two year period.

Zemenik Trading Limited subsequently transferred all shares of Headhunter FSU Limited to Zemenik LLC, its wholly owned subsidiary.

Acquisition Financing

To finance the Acquisition, we entered into a series of subordinated loan agreements with entities affiliated with the Selling Shareholders. On February 24, 2016, we entered into loan agreements pursuant to which Highworld Investments Limited loaned us ~~P~~600 million and ELQ Investors II Limited loaned us ~~P~~400 million (together the “First Tranche Agreements”), and the loan agreement pursuant to which Highworld Investments Limited loaned us $27 million (the “Additional Loan Agreement”). On April 27, 2016, we entered into loan agreements pursuant to which Highworld Investments Limited loaned us $8.5 million and ELQ Investors II Limited loaned us ~~P~~1,545.5 million (together the “Second Tranche Agreements,” and, together with the First Tranche Agreements, the “Subordinated Loan Agreements”).

Upon completion of the Acquisition and to repay the Subordinated Loan Agreements and the Additional Loan Agreement, Zemenik LLC entered a syndicated credit facility with VTB Bank (PJSC), dated May 16, 2016 with an initial maximum principal amount of ~~P~~5 billion. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual obligations and commitments—Credit Facility.”

Pursuant to a purchase agreement dated April 19, 2016 and other board actions, we transferred 49.9% of our shares in Headhunter FSU Limited, which we previously wholly owned, to Zemenik LLC in exchange for ~~P~~5 billion, spread out over two payments. The first payment in the amount of ~~P~~4 billion was made on June 27, 2016, and the second payment in the amount of ~~P~~1 billion was made on August 8, 2016. On April 18, 2016, we also contributed the remaining 50.1% of our shares in Headhunter FSU Limited to the capital of Zemenik LLC. Currently, Zemenik LLC owns 100% of Headhunter FSU Limited.

Regarding the First Tranche Agreements, we repaid Highworld Investments Limited and ELQ Investors II Limited in full on August 8, 2016. Regarding the Second Tranche Agreements, we repaid Highworld Investments Limited in full on June 30, 2016, and we repaid ELQ Investors II Limited in full on July 1, 2016. Lastly, we repaid the Additional Loan Agreement in full on June 30, 2016.

Loans to Shareholders

Pursuant to a loan agreement dated September 8, 2016, we loaned ~~P~~142 million to Highworld Investments Limited (the “2016 Highworld Loan Agreement”). The 2016 Highworld Loan Agreement accrued interest at an annual rate of 8.225%, and no interest shall accrue from December 1, 2017 to March 31, 2018, as agreed in an additional agreement to the 2016 Highworld Loan Agreement, dated December 12, 2017. The amount due under the 2016 Highworld Loan Agreement was treated in substance as a distribution in our consolidated financial statements.

Pursuant to a loan agreement dated September 8, 2016, we loaned ~~P~~95 million to ELQ Investors II Limited (the “2016 ELQ Loan Agreement”). The 2016 ELQ Loan Agreement accrued interest at an annual rate of 8.225%, and no interest shall accrue from December 1, 2017 to March 31, 2018, as agreed in an additional agreement to the 2016 ELQ Loan Agreement, dated December 12, 2017. The amount due under the 2016 ELQ Loan Agreement was treated in substance as a distribution in our consolidated financial statements.

Pursuant to a loan agreement dated March 29, 2017, we loaned €7.74 million to Highworld Investments Limited (the “March Highworld Loan Agreement”), which was funded with proceeds from our divestment of CV Keskus OU, the business through which we historically conducted operations in Estonia, Latvia and Lithuania. The March Highworld Loan accrued interest at an annual rate of 6.00%. The March Highworld Loan Agreement was amended in an additional agreement, dated December 12, 2017, to (i) re-denominate the principal amount and accrued interest in Russian rubles, which equaled ~~P~~529.1 million of the principal amount and ~~P~~12.4 million of accrued interest and (ii) agree that no interest shall accrue from December 1, 2017 to March 31, 2018. The amount due under the March Highworld Loan Agreement was treated in substance as a distribution in our consolidated financial statements.

Pursuant to a loan agreement dated July 7, 2017, we loaned €5.16 million to ELQ Investors VIII Limited (the “July ELQ Loan Agreement”), which was funded with proceeds from our divestment of CV Keskus OU, the business through which we historically conducted operations in Estonia, Latvia and Lithuania. The March ELQ Loan Agreement accrued interest at an annual rate of 6.00%. The July ELQ Loan Agreement was amended in an additional agreement, dated December 12, 2017, to (i) re-denominate the principal amount and accrued interest into Russian rubles, which equaled ~~P~~352.7 million of the principal amount and ~~P~~7.68 million of accrued interest and (ii) agree that no interest shall accrue from December 1, 2017 to March 31, 2018. The amount due under the March ELQ Loan Agreement was treated in substance as a distribution in our consolidated financial statements.

Pursuant to a loan agreement dated August 2, 2017, we loaned ~~P~~136.7 million to Highworld Investments Limited (the “August Highworld Loan Agreement”). The August Highworld Loan Agreement accrued interest on an annual basis at 8.225%, and no interest shall accrue from December 1, 2017 to March 31, 2018, as agreed in an additional agreement to the August Highworld Loan Agreement, dated December 12, 2017. The amount due under the August Highworld Loan Agreement was treated in substance as a distribution in our consolidated financial statements.

Pursuant to a loan agreement dated August 2, 2017, we loaned ~~P~~91.1 million to ELQ Investors VIII Limited (the “August ELQ Loan Agreement”). The August ELQ Loan Agreement accrued interest at an annual rate of 8.225%, and no interest shall accrue from December 1, 2017 to March 31, 2018, as agreed in an additional agreement to the August ELQ Loan Agreement, dated December 12, 2017. The amount due under the August ELQ Loan Agreement was treated in substance as a distribution in our consolidated financial statements.

Pursuant to a loan agreement dated October 10, 2017, we loaned ~~P~~1.2 billion to Highworld Investments Limited (the “October Highworld Loan Agreement”). The term of the October Highworld Loan Agreement is 11 months and accrues interest at an annual rate of 2.5% above the Key Rate of the Central Bank of Russia, which is due when Highworld Investments Limited repays the full loan amount. If Highworld Investments Limited defaults on the loan, we have the right to charge 0.025% per day of default. The loan is repayable at an earlier time at Highworld Investments Limited’s discretion. The amount due under the October Highworld Loan Agreement was treated in substance as a distribution in our consolidated financial statements.

Pursuant to a loan agreement dated October 10, 2017, we loaned ~~P~~800 million to ELQ Investors VIII Limited (the “October ELQ Loan Agreement”). The term of the October ELQ Loan Agreement is 11 months and accrues interest at an annual rate of 2.5% above the Key Rate of the Central Bank of Russia, which is due when ELQ Investors VIII Limited repays the full loan amount. If ELQ Investors VIII Limited defaults on the loan, we have the right to charge 0.025% per day of default. The loan is repayable at an earlier time at ELQ Investors VIII Limited’s discretion. The amount due under the October ELQ Loan Agreement was treated in substance as a distribution in our consolidated financial statements.

The October Highworld Loan Agreement and the October ELQ Loan Agreement were funded through a loan agreement pursuant to which Zemenik LLC, our wholly owned subsidiary, loaned ~~P~~2 billion to us for a period of five years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual obligations and commitments—Credit Facility.”

As described above, as of the date hereof we have loaned a total of ~~P~~2,465 million and €12.9 million to our shareholders, which amounts were initially intended as advance funding of future distributions. The amounts owed under these loans are accounted for as shareholder distributions in our consolidated financial statements. These amounts may be subject to the 15% withholding tax rate applicable to a distribution paid from a Russian company to a foreign legal entity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Comparability—Withholding Taxes on Dividends.”

Following a special resolution of our shareholders on December 12, 2017, and as prescribed by the Cyprus Companies Law, on January 29, 2018, a court order of the District Court of Nicosia ratified the reduction of our share premium account by ~~P~~3,422,874 thousand. The reduction became effective upon its registration by the Registrar of Companies of Cyprus on February 16, 2018. On March 6, 2018, our board of directors resolved to set off such amount by ~~P~~3,422,874 thousand, which represented substantially all of the debt owed to us by the shareholders as a result of the loans described above. The set off was effected on the same date as a distribution of the amount by which the share premium account was reduced.

Pre-IPO Shareholders’ Agreement

In connection with the Acquisition, we entered into a Shareholders’ Agreement with the Selling Shareholders, dated February 24, 2016 (the “Pre-IPO Shareholder’s Agreement”). The Pre-IPO Shareholders’ Agreement will terminate upon completion of this offering.

Post-IPO Shareholders’ Agreement

Upon completion of this offering, we and the Selling Shareholders will enter into a new Shareholders’ Agreement (the “Shareholders’ Agreement”), the form of which is filed as an exhibit to this Registration Statement. Pursuant to the Shareholders’ Agreement, for so long as the aggregate ownership percentage of the Selling Shareholders remains above             , the Selling Shareholders will agree to vote in favor of each others’ directors nominees so that they may be appointed as directors in accordance with our articles of association, which provide that Highworld Investments Limited will have the right to nominate three directors and ELQ Investors VIII Limited will have the right to nominate two directors. In addition, pursuant to the Shareholders’ Agreement, the future sale of shares by a Selling Shareholder will be subject to the reasonable approval by the other Selling Shareholder until the earlier of: (i) three years from the date of the completion of this offering or (ii) the date on which either Selling Shareholder’s ownership falls below 7%. The approval process will be performed by a coordination committee, consisting of one representative from each Selling Shareholder. Notwithstanding the above, a sale of shares by a Selling Shareholder may proceed without such approval if such sale: (A) is to an affiliate of the respective Selling Shareholder (a “Permitted Transferee”) or (B) (i) does not result in Highworld Investment Limited’s ownership (along with its Permitted Transferees) falling below 24% plus one share, (ii) does not result in ELQ Investors VIII Limited’s ownership (along with its Permitted Transferees) falling below 16% plus one share, (iii) occurs at least twelve months from the date of the completion of this offering and (iv) is underwritten by an underwriter participating in this offering. The Shareholders’ Agreement will terminate once any Selling Shareholder’s ownership falls below 7%.

Registration Rights Agreement

Upon completion of this offering, we and the Selling Shareholders will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), the form of which is filed as an exhibit to this Registration Statement.

The Registration Rights Agreement grants Highworld Investments Limited and ELQ Investors VIII Limited the right to request registrations under the Securities Act beginning 180 days after the completion of this offering. The Registration Rights Agreement allows the Selling Shareholders up to (a)             registrations (in the aggregate) over any twelve month period or (b) such other greater number of registrations as agreed upon by us and the Selling Shareholders then holding any of the registrable securities (defined to include, among other things, our ordinary shares, our ADSs and any securities convertible or exchangeable into our ordinary shares or our ADSs. The Registration Rights Agreement allows the Selling Shareholders to request registration for all or any portion of their registrable securities, subject to cutbacks. The requesting holder may request that any registration be an underwritten offering, in which case all of the Selling Shareholders selling such registrable securities will have the collective right to choose the managing underwriter. Moreover, no registration shall count as one of the permitted registrations, unless such registration has been declared effective by the SEC.

The Registration Rights Agreement also requires us to use our best efforts to qualify and remain qualified to register securities pursuant to a registration statement on Form F-3 (or any successor form) under the Securities Act. The Registration Rights Agreement grants each of the Selling Shareholders holding registrable securities anticipated to have an aggregate sale price (net of any underwriting discounts and commissions, if any) in excess of $            , the right to require us to file registration statements, including a shelf registration statement, and if we are a well-known seasoned issuer, an automatic shelf registration statement, on Form F-3 (or any successor form) of all or any portion of the registrable securities owned by the requesting Selling Shareholder and their affiliates. To the extent that Form F-3 is not available to a holder that has requested registration on Form F-3, the Registration Rights Agreement requires us to use our best efforts to effect such registration on Form F-1.

Whenever we propose to register any of our securities, whether in a primary or secondary offering, each of the Selling Shareholders (and their permitted transferees) then holding registrable securities has the right to request that such registrable securities beneficially owned by such holder be included in such registration, subject to cutbacks. Under the Registration Rights Agreement, we have agreed to pay the fees and expenses associated with registration (excluding underwriting fees, commissions or discounts). The Registration Rights Agreement contains customary provisions with respect to registration proceedings, underwritten offerings, and indemnity and contribution rights.

Management Incentive Agreement

On May 31, 2017, we adopted our Management Incentive Agreement, which we expect to amend and restate in connection with this offering. The Company and the Selling Shareholders also expect to adopt new incentive arrangements prior to the completion of this offering. See “Management—Equity Incentive Plans.”

Transactions with Mail.Ru

Services provided to Mail.Ru

In the years ended December 31, 2015, 2016 and 2017, we provided our services to OOO Mail.Ru, the operating subsidiary of Mail.Ru. We may continue to provide services to OOO Mail.Ru on typical, arm’s length terms.

Services received from Mail.Ru

In the year ended December 31, 2015, we received certain services from OOO Mail.Ru and OOO Internet-kompaniya Mail.Ru, the management company within Mail.Ru, with a total value of ~~P~~31 million, including fees to use certain domain names and advertising.

From the date of the Acquisition to October 31, 2016, we paid OOO Mail.Ru a total of a ~~P~~14 million to continue to use certain domain names.

Agreements with Board Members and Executive Officers

For a description of our agreements with our board members and executive officers, please see “Management—Executive Officer and Board Member Employment Agreements.”

Indemnification Agreements

We intend to enter into indemnification agreements with our board members and executive officers. Our articles of association require us to indemnify our board members and executive officers to the fullest extent permitted by law. See “Management—Insurance and Indemnification” for a description of these indemnification agreements.

Related Party Transaction Policy

We intend to adopt a written related person transaction policy, to be effective upon the completion of this offering, to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following is a summary of certain provisions of the articles of association that we have adopted in connection with this Offering and the Cyprus law insofar as they relate to the material terms of our ordinary shares. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our articles of association and the Cyprus law. Prospective investors are urged to read the complete form of our articles of association which have been filed with the SEC as an exhibit to our registration statement of which this prospectus is a part.

Purpose and Share Capital

Our objects are set forth in full in Regulation 3 of our memorandum of association.

On                 , 2017, our authorized share capital was divided into                ordinary shares, each with a nominal value of                per share.

Ordinary Shares

General

There are no limitations on the rights to own our ordinary shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares under Cyprus Law or our articles of association.

Voting Rights

Holders of our ADSs representing our ordinary shares are entitled to one vote per share.

Every shareholder will have:

•	one vote for every ordinary share such shareholder holds on a show of hands; and

•	one vote for every ordinary share such shareholder holds on a poll.

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

•	the chairman of such meeting;

•	at least three shareholders having the right to vote at the meeting;

•	one or more shareholders representing in aggregate at least 10% of the total voting rights of all shareholders having a right to vote at such meeting; or

•	one or more shareholders holding shares in the Company conferring a right to vote at such meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth (1/10) of the total sum paid up on all the shares conferring that right.

Each shareholder is entitled to attend general meetings, to address the meeting and to exercise any voting rights such shareholder may have.

A corporate shareholder may, by resolution of its directors or other governing body, authorize a person to act as its representative at general meetings and that person may exercise the same powers as the corporate shareholder could exercise if it were an individual shareholder. No shareholder is entitled to vote at any general meeting unless all calls and other amounts payable by such shareholder in respect of shares have been fully paid.

Shareholders may attend meetings in person or be represented by proxy authorized in writing.

The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorized in writing, or, if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorized. A proxy does not need to be a shareholder.

The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarial certified copy of that power or authority, shall be deposited at our registered office or at such other place within Cyprus as is specified for that purpose in the notice convening the meeting at any time before the time for holding the meeting or adjourned meeting, at which the person named in the instrument proposes to vote, or, in the case of a poll, at any time before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid.

We have not provided for cumulative voting for the election of directors.

Dividends

We may only pay out dividends of the profits as shown in our adopted annual IFRS accounts. Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our net assets below the total sum of the issued share capital and the reserves that we must maintain under Cyprus law and our articles of association.

Interim dividends can only be paid if interim accounts are drawn up showing that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the financial year for which the annual accounts have been drawn up, plus any profits transferred from the last financial year, and the withheld funds made of the reserves available for this purpose, minus any losses of the previous financial years and funds which must be put in reserve pursuant to the requirements of the law and our articles of association.

Pre-emptive Rights

Under the Cyprus Companies Law, each existing shareholder has a right of pre-emption to subscribe for any new shares to be issued by the Company in cash in proportion to the aggregate number of such shares of such shareholder, except that there are no obligatory pre-emption rights with respect to shares issued for non-cash consideration.

Under our articles of association, we have to notify all shareholders in writing of the number of ordinary shares which the shareholders are entitled to acquire and the time period within which the offer, if not accepted, shall be deemed to have been rejected.

Each shareholder will have no less than 14 days following its receipt of the notice of the offer to notify us of its desire to exercise its pre-emption right on the same terms and conditions proposed in the notice. If all the shareholders do not fully exercise all their pre-emption rights, the board of directors may decide to offer and sell the remaining shares to third parties on terms not more favorable than those indicated in the notice.

Shareholders’ pre-emption rights may be waived by a resolution adopted by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented. In connection with such waiver, the board of directors must present a written report indicating the reasons why the right of pre-emption should be waived and justifying the proposed issue price.

Our shareholders have authorized the disapplication of the right of pre-emption set out above for a period of five years from the date of the completion of this offering in connection with the issue of up to              shares, including in the form of ADSs.

Variation of Rights

Under the Cyprus Companies Law and our articles of association, generally any change to the amount of our share capital, the division of our share capital into additional classes, or any change to the rights attached to any class of shares must be approved by a separate vote of each class of shares affected by the change. Variation of class rights requires approval by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented. Members voting against the variation of that class, who between them hold or represent 15% of the issued shares of that class, may apply to the court to set aside the variation.

Alteration of Capital

The following alterations to our share capital may be effected by approval of a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital, if less than half of the issued share capital is represented, and by simple majority when at least half of the issued share capital is represented at a general meeting of our shareholders:

•	an increase in our authorized share capital;

•	the consolidation and division of any or all of our shares into shares representing a greater proportion of our share capital each;

•	the subdivision of all or part of our shares; and

•	the cancellation of any shares that have not been taken by any person at the date of the passing of the resolution.

We may also, by special resolution of a general meeting of shareholders, reduce our share capital, any capital redemption reserve account or any share premium account. Following the adoption of a special resolution for the reduction of capital, a company must apply to the Cypriot court for ratification of such special resolution. The Cypriot court shall take into account the position of the creditors of the company in deciding whether to ratify the resolution. Once the court ratifies the resolution, the court order, together with the special resolution, are filed with the Cyprus Registrar of Companies.

Issuance of Shares

Our articles of association provide for a possibility to issue multiple classes of shares and the share capital of the Company may be divided into multiple classes of shares. The general meeting may, pursuant to our articles of association, grant authority to the board of directors to issue and allot new shares out of the authorized but unissued share capital of the company for a period of a maximum of five years subject to any pre-emption rights in our articles of association. Such power may be renewed one or more times by the general meeting for a period of time of a maximum of five years each time.

Buyback of Shares

The Company may, subject to certain statutory requirements, terms and conditions, buyback shares in its issued share capital not exceeding 10% in nominal value of the entire issued share capital of the Company. It is noted that the relevant provisions regarding the buyback of shares under Cyprus Companies Law are vague and unclear in some respects, and their practical implication is unclear and could prevent a buyback. As the Cyprus Companies Law is drafted, these relevant provisions only apply to shares and do not clearly apply to ADSs and, therefore, there is a strong argument that the company cannot buy back the ADSs.

Resolutions

Cyprus Companies Law names three types of resolutions that may be submitted to a shareholder vote: ordinary resolutions, extraordinary resolutions and special resolutions.

There is no definition in the Cyprus Companies Law of ordinary resolution. An ordinary resolution must be approved by a majority vote of shareholders having voting rights present at the meeting, voting in person or through a proxy and the company must provide at least 14-days advance notice of such meeting to shareholders.

The Cyprus Companies Law defines extraordinary resolutions and special resolutions. An extraordinary resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy of which advance notice of at least 14-days has been duly given, and specifies the intention to propose the resolution as an extraordinary resolution. A special resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy and the company must provide at least 21-days advance notice of such meeting to shareholders.

A special resolution is required, among other things, to amend our articles of association, to change the name of the company, to reduce company’s share capital and to amend the objectives of the company.

Certain resolutions such as a resolution waiving preemption rights in respect of a fresh issue of shares for a cash consideration or a resolution altering our share capital require a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented.

Our articles of association provide for the approval of certain matters requiring the 75% vote of our shareholders, including, but not limited to, the following matters:

•	amendments to the memorandum of association;

•	changes to the company’s name;

•	amendments to the company’s articles of association;

•	the purchase of the company’s own shares; and

•	the reduction of the company’s capital (such resolution also requires confirmation by the court).

Meetings of Shareholders

We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine. The directors may, whenever they think fit, decide to convene an extraordinary general meeting. Under Cyprus Companies Law, extraordinary general meetings can also be convened by the request of shareholders holding at the date of the deposit of the requisition at least 10% of such of the paid in capital of the company as at the date of the deposit carries the right of voting at general meetings of the company.

Annual general meetings and meetings where a special resolution will be proposed can be convened by the board of directors by issuing a notice in writing specifying the matters to be discussed at least 21 days prior to the meeting. All other general meetings may be convened by the board by issuing a written notice at least 14 days prior to the meeting. Meetings may be called by shorter notice and shall be deemed to have been duly called if it is so agreed:

•	in the case of an annual general meeting, by all the shareholders entitled to attend and vote; and

•	in the case of any other meeting, by shareholders representing a majority in number of the shareholders entitled to attend and vote at the meeting and that hold at least 95% in nominal value of the shares entitled to vote at the meeting.

Pursuant to our articles of association, we may give notice to a shareholder either personally or by sending it by post, email, fax to the intended recipient or to such shareholder’s registered address. Where a notice is sent by post, service of the notice shall be deemed effected provided that it has been properly mailed, addressed, and posted, at the expiration of twenty-four (24) hours after the same is posted. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected as soon as it is sent, provided, in the event of email, there is no notification of non-receipt, and in the event of fax, there will be the relevant transmission confirmation.

We may give notice to the joint shareholders of a share by giving the notice to the joint shareholder first named in the register of members in respect of the share. We may give notice to the persons entitled to a share in consequence of the death or bankruptcy of a shareholder by sending it through the post in a prepaid letter addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like descriptions, at the address, if any, supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

Notice of every general meeting shall be given in any manner described above to:

•	every shareholder except those shareholders who have not supplied us a registered address for the giving of notices to them;

•	every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy would be entitled to receive notice of the meeting; and

•	our auditor.

No other person shall be entitled to receive notices of general meetings.

The quorum for a general meeting will consist of at least three shareholders, present in person or by proxy. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the same day of the next week, at the same time and place or on such other day and at such other time and place as the board of directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present in person or by proxy and entitled to vote, shall constitute a quorum.

Subject to the provisions of the Cyprus Companies Law, a resolution in writing signed by all the shareholders entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting duly convened and held.

Inspection of Books and Records

Under the Cyprus Companies Law and our articles of association, our directors are required to cause accounting books to be properly maintained with respect to:

•	all sums of money received and expended by us and the matters in respect of which the receipt and expenditure takes place;

•	all sales and purchases of goods by us; and

•	our assets and liabilities.

Proper books shall not be deemed to be kept if there are not kept such books of account as are adequate to give a true and fair view of our affairs and to explain our transactions.

No shareholder (other than a shareholder who is also a director) will have any right of inspecting any of our accounts or books or documents except as conferred by statute or authorized by the directors or by our shareholders in general meeting.

According to Cyprus Companies Law, every company shall keep at its registered office a register of directors and secretary, a register of its members, a register of debentures and a register of charges and mortgages. These registers shall, except when these are duly closed, be open to the inspection of any shareholder without any charge during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, so that not less than two hours in each day are allowed for inspection).

The books containing the minutes of proceedings of any general meeting of a company shall be kept at the registered office of the company, and shall during business hours be open to the inspection of any shareholder without charge (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, so that not less than two hours in each day are allowed for inspection).

Furthermore, any shareholder and any holder of debentures of a company are entitled to be furnished on demand, without charge, a copy of every balance sheet of the company, including every document required by law to be annexed thereto, together with a copy of the auditors’ report on the balance sheet.

Board of Directors

Appointment of Directors

Our articles of association provide that unless and until otherwise determined by us in a general meeting, the number of directors shall be not less than two, and there shall be no maximum.

For so long as the Selling Shareholders collectively beneficially own at least              of our ordinary shares, Highworld Investments Limited will be entitled to nominate three directors, ELQ Investors VIII Limited will be entitled to nominate two directors, the board of directors will be entitled to nominate three directors, each of which will be independent, and the CEO shall also be a member of the board of directors.

Each of Highworld Investments Limited and ELQ Investors VIII Limited will have a right to appoint up to              and              board observers, respectively. Observers will have the express right to receive all information provided to the board and to share it with the relevant appointing shareholder, subject to duties of confidentiality. Under our articles of association, each of Highworld Investments Limited and ELQ Investors VIII Limited’s right to appoint an observer will terminate upon its ownership falling below 7%.

The continuing directors may act notwithstanding any vacancy, but, if and so long as their number is reduced below the number fixed by the articles of association as the necessary quorum for a board meeting, the continuing directors may act for the purpose of increasing the number of directors to that number, or of summoning a general meeting, but for no other purpose.

Our board of directors shall have power at any time to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, but the total number of directors shall not at any time exceed the number fixed in accordance with the articles of association. Any director so appointed shall hold office only until the next following annual general meeting, and shall then be eligible for re-election.

Contingent upon Highworld Investments Limited’s shareholding remaining above 7%, Highworld Investments Limited will have a right to elect the chairman of the board of directors, who will not have a casting vote.

Removal of Directors

Under Cyprus law, notwithstanding any provision in our articles of association, a director may be removed by an ordinary resolution of the general shareholders’ meeting, which must be convened with at least 28 days’ notice (under our articles of association at least 30 days’ notice is required). Additionally, our articles of association provide that we may by special resolution remove the entire board of directors without the need to remove each director individually. The office of any of the directors shall be vacated or shall be precluded from being elected if the relevant person becomes, among other things, (a) bankrupt or makes any arrangements or composition with his or her creditors generally, or (b) permanently incapable or performing his or her duties due to mental or physical illness or due to his or her death.

Highworld Investments Limited and ELQ Investors VIII Limited will have a right to remove and replace their respective nominated directors at any time.

Powers of the Board of Directors

Our board of directors has been granted authority to manage our business affairs and may exercise all such powers of the company as are not, by law or by our articles of association, required to be exercised by the company in general meeting.

Proceedings of the Board of Directors

Our board of directors may meet, adjourn, and otherwise regulate its meetings as it thinks fit, and questions arising at any meeting shall be decided by a simple majority of votes. Any director may, and the secretary at the request of a director shall, at any time, summon a meeting of the board. It shall be necessary to give at least a 96 hour notice of a meeting of the board to each director. A meeting may be held by telephone or other means whereby all persons present may at the same time hear and be heard by everybody else present, and persons who participate in this way shall be considered present at the meeting. In such case, the meeting shall be deemed to be held where the secretary of the meeting is located. All board and committee meetings shall take place in Cyprus where the management and control of the company shall remain.

The quorum necessary for the transaction of the business by our board of directors shall be determined by the board of directors and in case it is not so determined, then at least half of the total number of directors attending a meeting in person or by an alternate shall form a quorum.

A resolution at a duly constituted meeting of our board of directors is approved by an absolute majority of votes of all the directors, unless a higher majority is required on a particular matter. The chairman does not have a second or casting vote in case of a tie. A resolution consented to in writing will be as valid as if it had been passed at a meeting of our board of directors when signed by all the directors. A resolution consented to in writing must be approved and executed by all the directors.

Interested Directors

A director who is in any way directly or indirectly interested in a contract or proposed contract with us shall declare the nature of his interest at a meeting of the directors in accordance with the Cyprus Companies Law. Directors who have an interest in any contract or arrangement shall not have the right to vote (and shall not be counted in the quorum).

Notification of Shareholdings by Directors and Substantial Shareholders

There is no requirement under our articles of association or Cyprus Companies Law for the notification of shareholdings by our directors and substantial shareholders. As none of our securities are listed on a regulated market in Cyprus or the European Union, there are no notification requirements under relevant Cyprus and European Union legislation. Applicability of Cyprus Takeover Law and European Union Takeover Directive.

Mandatory Offer Requirements

As none of our securities are listed on a regulated market in Cyprus or the European Union, neither the Cyprus Takeover Law nor the European Union’s Takeover Directive apply to purchases of our shares. Our amended and restated memorandum and articles of association contain a mandatory tender offer provision that requires a third

party acquiror that acquires, together with parties acting in concert,     % or more of the voting rights in our shares, either in the form of shares or ADSs, to make a tender offer to all of our other shareholders and ADS holders at the highest price paid for shares in the Company by that third party (or parties acting in concert) in the preceding 12 months. However, the provision does not apply to any of our existing shareholders or their affiliates as of                     , which means such shareholders (including Elbrus Capital and GS Group Inc., and their respective affiliates) can individually or collectively go below     % of the voting power and subsequently acquire more than     % of the voting power without making a tender offer.

For the purposes of these requirements, a person who acquires an interest in ADSs shall be taken to have acquired an interest in the underlying shares. See ‘‘Risk Factors—Neither Cypriot or the broader EU takeover laws apply to us and the mandatory offer requirements in our amended and restated memorandum and articles of association do not apply to any of our existing shareholders or its affiliates as of                      and do not preclude either of those shareholders from acquiring or re-acquiring, as the case may be, a majority of the voting rights in the Company, and accordingly our minority shareholders do not benefit in such cases from the same protections that the minority shareholders of a Cypriot company that is listed on an EU regulated market would be entitled to.”

Relevant Provisions of Cypriot Law

The liability of our shareholders is limited. Under the Cyprus Companies Law, a shareholder of a company is not personally liable for the acts of the company, except that a shareholder may become personally liable by reason of his or her own acts.

As of the date of this prospectus, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares or depositary receipts of a Cypriot company even if such an acquisition confers on such person control over us if neither the shares nor depositary receipts are listed on a regulated market in the EEA. Neither our shares nor depositary receipts are listed on a regulated market in the EEA.

The Cyprus Companies Law contains provisions in respect of squeeze-out rights. The effect of these provisions is that, where a company makes a takeover bid for all the shares or for the whole of any class of shares of another company, and the offer is accepted by the holders of 90% of the shares concerned, the offeror can upon the same terms acquire the shares of shareholders who have not accepted the offer, unless such persons can persuade the Cypriot courts not to permit the acquisition. If the offeror company already holds more than 10% of the value of the shares concerned, additional requirements need to be met before the minority can be squeezed out. If the company making the takeover bid acquires sufficient shares to aggregate, together with those which it already holds, more than 90%, then within one month of the date of the transfer which gives the 90%, it must give notice of the fact to the remaining shareholders and such shareholders may, within three months of the notice, require the bidder to acquire their shares and the bidder shall be bound to do so upon the same terms as in the offer or as may be agreed between them or upon such terms as the court may order.

Material Differences in Cyprus Law and our Articles of Association and Delaware Law

	Cyprus Law	Delaware Law
General Meetings

We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine. The directors may, whenever they think fit, decide to convene an extraordinary general meeting.

Extraordinary general meetings may be convened at the request of the shareholders

Annual shareholder meetings are typically held at such time or place as designated in the certificate of incorporation or the bylaws. A special meeting of shareholders may be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws. The meeting may be held inside or outside Delaware.

	holding at the date of the deposit of the request at least 10% of such of the paid up share capital of the company as at the date of the deposit carries the right of voting at general meetings of the company and if the company fails, within 21 days from the date of the request, to call a meeting the requestors (or any of them representing more than 50% of the total voting rights of all of them), themselves convene a meeting but any meeting so convened shall not be held after the expiration of three months from the said date. If the company fails to hold its annual general meeting, it may be subject to fines and it may be ordered to hold a meeting by the Council of Ministers.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Quorum Requirements for General Meetings	The Cyprus Companies Law provides that a quorum at a general meeting of shareholders may be fixed by the articles of association, otherwise a quorum consists of three members. Our articles provide a quorum required for any general meeting consists of three shareholders, present in person or by proxy.	The certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification, the majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.

Removal of Directors

Under the Cyprus Companies Law, any director may be removed by an ordinary resolution, provided by a special notice of 28 days prior to the general meeting of the shareholders at which the request was given. The director concerned must receive a copy of the notice of the intended resolution and that director is entitled to be heard on the resolution at the meeting.

The director concerned may make representations either orally or in writing to the company, not exceeding reasonable length, and require that the shareholders of the company be notified of such representations, either via advance notice or at the shareholders’ meeting, unless a court in Cyprus determines that such rights are being abused to secure needless publicity for a defamatory matter.

Such removal shall be without prejudice to any claim such director may have for damages for breach of any contract of service between him and the company.

Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may affect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Directors’ Fiduciary Duties

Under Cyprus law, the directors of a company have certain duties towards the company and its shareholders. These duties consist of statutory duties and common law duties.

Statutory duties under the Cyprus Companies Law include, among others, the duty to cause the preparation of the financial accounts in accordance with IAS and the disclosure of directors’ salaries and pensions in the company’s accounts or in a statement annexed thereto.

In general, the directors of a Cyprus company owe a duty to manage the company in accordance with the provisions of applicable law and within the regulations of the memorandum and articles of association of the company, and failure to do so will lead to the directors being liable for breach of their fiduciary duties. In addition, directors must disclose any interests that they may have. They have a statutory duty to avoid any conflict of interest. This duty is imposed on those directors who are either directly or indirectly interested in a contract or proposed contract with the company. Failure to reveal the nature of their interest at a board meeting would result in the imposition of a fine and, potentially, can also cause a relevant resolution to be invalid and make a relevant director liable to the company for breach of duty. Directors also have a duty to conduct the affairs of the company in a manner that is not oppressive to some part of the members.

In addition, according to common law, directors must act in accordance with their duty of good faith and in the best interests of the company. They must exercise their powers for the particular purposes of which they were conferred and not for an extraneous purpose (for a proper purpose), and must display a reasonable degree of skill that may be expected from a person of his knowledge and experience.

Directors have a duty of care and a duty of loyalty to the corporation and its shareholders. The duty of care requires that a director act in good faith, with the care of a prudent person, and in the best interest of the corporation. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation.

Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits, and ensure that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director or officer and not shared by the shareholders generally. Contracts or transactions in which one or more of the corporation’s directors has an interest are allowed assuming (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved.

Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction.

Cumulative Voting	The company’s articles of association can contain provisions in relation to cumulative voting. Our articles of association do not contain provision on cumulative voting.	Cumulative voting is not permitted unless explicitly allowed in the certificate of incorporation.

Shareholder Action by Written Consent	According to our articles of association, a resolution in writing signed by all the shareholders then entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the company duly convened and held.	Although permitted by Delaware law, publicly listed companies do not typically permit shareholders of a corporation to take action by written consent.

Business Combinations

The Cyprus Companies Law provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholder or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers.

Under Cyprus Companies Law, arrangements and reconstructions, require:

•  the approval at a shareholders’ or creditors’ meeting convened by order of the court, representing a majority in value of the creditors or class of creditors or in number of votes of members or class of members, as the case may be, present and voting either in person or by proxy at the meeting; and

•  the approval of the court.

The Cyprus Companies Law allows for the merger of public companies as follows: (a) merger by absorption of one or more public companies by another public company; (b) merger of public companies by way of incorporation of a new public company; and (c) fragmentation of public companies meaning (i) fragmentation by way of absorption and (ii) fragmentation by way of incorporation of new companies. These transactions require, inter alia (and subject to requirements of other sections of the Cyprus Companies Law):

•  a majority in value of the creditors or class of creditors or in number of votes members or class of members, as the case may be, present and voting either in person or by proxy at the meeting;

•  the directors of the companies to enter into and to approve a written reorganization or division plan, as applicable;

Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the shareholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) the shares of stock of the surviving corporation are not changed in the merger and (c) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, shareholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the shareholders will be entitled to appraisal rights.

•  the directors of the companies to prepare a written report explaining the terms of the transaction; and

•  the approval of the court.

The Cyprus Companies Law provides for the cross border merger between Cyprus companies and companies registered in another European Union jurisdiction.

Interested Shareholders	There are no equivalent provisions under the Cyprus Companies Law relating to transactions with interested shareholders. However, such transactions must be in the corporate interest of the company.

Section 203 of the Delaware General Corporation Law provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder. The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (a) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (i) the business combination or (ii) the transaction in which the stockholder becomes an interested stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (c) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of Section 203, the Delaware General Corporation Law, subject to specified exceptions, generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (a) owns 15% or more of the outstanding voting stock of the corporation (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or (b) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

Limitations on Personal Liability of Directors	Under the Cyprus Companies Law, a director who vacates office remains liable, subject to applicable limitation periods, under any provisions of the Cyprus Companies Law that impose liabilities on a director in respect of any acts or omissions or decisions made while that person was a director.	Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for (a) any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or (d) any transaction from which the director derives an improper personal benefit.
Indemnification of Directors and Officers	Under the Cyprus Companies Law, a director shall be indemnified out of the assets of the company against any liability incurred by him in defending any proceeding, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or under a court application under which relief is granted to him by the court.

Under Delaware law, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of directors who were not parties to the suit or proceeding (even though less than a quorum), if the person:

•  acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•  in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Appraisal Rights	There is no general concept of appraisal rights under the Cyprus Companies Law, although there are instances when a shareholder’s shares may have to be acquired by another shareholder at a price ordered by the court. One such example is where a shareholder complains of oppression.	The Delaware General Corporation Law provides for shareholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the shareholder’s shares, in connection with certain mergers and consolidations.

Shareholder Suits	Under Cyprus law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, Cyprus law provides that a court may, in a limited set of circumstances, allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company).	Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Inspection of Books and Records	A shareholder and any holder of debentures of a company are entitled to be furnished on demand, without charge, with a copy of the last balance sheet of the company, including every document required by law to be annexed thereto, together with a copy of the auditors’ report on the balance sheet.	Under the Delaware General Corporation Law, any shareholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Amendment of Governing Documents

Under the Cyprus Companies Law, a company may alter the assets contained in its memorandum by a special resolution of the shareholders of the company (approved by 75% of those present and voting) and the alteration shall not take effect until, and except in so far as, it is confirmed on petition by a court in Cyprus.

The articles of association of a company may be altered or additions may be made to it by special resolution of the shareholders of the company.

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.

Dividends and Repurchases

Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our net assets below the total sum of the issued share capital and the reserves that we must maintain under Cyprus law and our articles of association. Dividends may be declared at a general meeting of shareholders, but no dividend may exceed the amount recommended by the directors. In addition, the directors may on their own declare and pay interim dividends.

No distribution of dividends may be made when, on the closing date of the last financial year, the net assets, as set out in our Company’s annual accounts are, or following such a distribution would become lower than the amount of the issued share capital and those reserves which may not be distributed under law or our articles of association.

Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.

Interim dividends can only be paid if interim accounts are drawn up showing that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the last financial year for which the annual accounts have been drawn up, plus any profits transferred from the last financial year and the withheld funds made of the reserves available for this purpose, minus any losses of the previous financial years and funds which must be put in reserve pursuant to the requirements of the law and our articles of association.

In general, a public company may acquire its own shares either directly, through a subsidiary or through a person acting in its name but for the account of the company, provided that the articles of the company allow this and as long as the conditions of the Cyprus Companies Law are met. These conditions include, inter alia, the following:

•  shareholder approval via special resolution (valid for 12 months from such resolution);

•  the total nominal value of shares acquired by the company, including shares previously acquired and held by the company, may not exceed 10% of the company’s issued capital;

•  the company must pay for shares repurchased out of the realized and non-distributable profits; and

•  such repurchases may not have the effect of reducing the company’s net assets below the amount of the company’s issued capital plus those reserves which may not be distributed under the law or our articles of association. The company may only acquire shares that have been fully paid up.

It is noted that the relevant provisions regarding the buyback of shares under Cyprus Companies Law are vague and unclear in some respects, and their practical implication is unclear and could prevent a buyback. As the Cyprus Companies Law is drafted, these relevant provisions only apply to shares and do not clearly apply to ADSs and, therefore, there is a strong argument that the company cannot buy back the ADSs.

Pre-emption Rights

Under the Cyprus Companies Law, each existing shareholder has a right of pre-emption entitling them to the right to subscribe for their pro-rata shares of any new share issuance made by the company for a cash consideration.

If all the shareholders do not fully exercise all their pre-emption rights, the board of directors may decide to offer and sell the remaining shares to third parties on terms not more favorable than those indicated in the notice.

Shareholders’ pre-emption rights may be waived by a resolution adopted by a specified majority. The decision is passed by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital. When at least half of the issued share capital is represented a simple majority will suffice. In connection with such waiver, the board of directors must present a written report indicating the reasons why the right of pre-emption should be waived and justifying the proposed issue price. Our shareholders have authorized the disapplication of the right of pre-emption set out above for a period of five years from the date of the completion of this offering in connection with the issue of up to              shares, including the form of ADSs.

Under the Delaware General Corporation Law, shareholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Listing

We intend to apply to list our ADSs on Nasdaq under the symbol “HHR.”

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our ordinary shares or ADSs. Future sales of substantial amounts of our ADSs in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares or ADSs will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares or ADSs in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ADSs and our ability to raise equity capital in the future.

Upon completion of this offering, we will have     % of our ordinary shares outstanding, or              ordinary shares outstanding if the underwriters fully exercise their option to purchase additional ADSs. Of these shares,            ordinary shares, represented by the             ADSs sold in this offering (or            ordinary shares represented by the ADSs if the underwriters fully exercise their option to purchase additional ADSs), will be freely transferable without restriction or registration under the Securities Act, except for any ordinary shares represented by ADSs purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. Our remaining ordinary shares are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these ordinary shares will be available for sale in the public market as follows:

Date	Number of ordinary shares
On the date of this prospectus.
After 90 days from the date of this prospectus (subject, in some cases, to volume limitations).
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted securities for at least six months would be entitled to sell those ordinary shares, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions that would limit the number of ordinary shares such person would be entitled to sell within any three month period to the greater of either of the following:

•	1% of the number of our ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs; or

•	the average weekly trading volume of our ordinary shares represented by ADSs on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, board members, officers, consultants or advisors who purchase ordinary shares or ADSs from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell those securities 90 days after the effective date of this offering in reliance on Rule 701, without having to comply with the holding period requirements or other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Registration rights

Upon completion of this offering, we and the Selling Shareholders will enter into the Registration Rights Agreement. The Registration Rights Agreement grants the Selling Shareholders the right to request registration of their registrable securities under the Securities Act beginning 180 days after the completion of this offering. Registration of the Selling Shareholders’ registrable securities would result in registration of ADSs under the Securities Act and would result in these ADSs becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for ADSs purchased by affiliates. See “Related Party Transactions—Registration Rights Agreement.”

Lock-up agreements

We, all of our shareholders, consisting of the Selling Shareholders, our executive officers and our board members have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC. See “Underwriting (Conflicts of Interest).”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent the ordinary shares (or a right to receive ordinary shares) deposited with the principal                office of                 , as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at                . The depository’s principal executive office is located at                 .

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt (“ADR”), which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder (an “ADS holder”). This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System (“DRS”) is a system administered by The Depository Trust Company (“DTC”), pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cyprus law governs shareholder rights. The depositary will be the holder of ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement which has been filed as an exhibit to the registration statement of which this prospectus forms a part, and the form of ADR attached thereto. Directions on how to obtain copies of those documents are provided on page “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on ordinary shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Material Tax Considerations.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Distribution of Ordinary Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

•	Rights to Purchase Additional Ordinary Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders must instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you would not be able to exercise your right to vote unless you withdraw ordinary shares. However, you may not know about the meeting enough in advance to withdraw ordinary shares.

The depositary will try, as far as practical, subject to the laws of Cyprus and of our articles of association or similar documents, to vote or to have its agents vote ordinary shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
U.S.$ (or less) per 100 ADSs (or portion of 100 ADSs)

•   Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

•   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$ (or less) per ADS	• Any cash distribution to ADS holders

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

U.S.$ (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes, if applicable	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-based services until its fees for these services are paid.

From time to time, the depositary may make payments to us to reimburse and/or ordinary share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our ordinary shares	The cash, ordinary shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

If we:	Then:
• Reclassify, split up or consolidate any of the deposited securities

The depositary may distribute some or all of the cash, ordinary shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

• Distribute securities on ordinary shares that are not distributed to you
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least      days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if      days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary shall be discharged from all obligations under the deposit agreement, except to account for the net proceeds of such sale and other cash (after deducting fees and expenses and applicable taxes and governmental charges). The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System (“Profile”), will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office any reports, notices and other communications, including any proxy soliciting material that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of the material Cyprus, Russian and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of Cyprus and regulations thereunder, the tax laws of the Russian Federation and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material Cyprus Tax Considerations

The following discussion is a summary of the material Cyprus tax considerations relating to the purchase, ownership and disposition of our ADSs.

Tax Residency

As a rule, a company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. The Cyprus Tax Authorities have published documents which indicate, for their purposes, the minimum requirements that need to be satisfied for a company to be considered a tax resident of Cyprus are the following: (i) whether the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) whether the company’s board of directors has a decision making power that is exercised in Cyprus in respect of key management and commercial decisions necessary for the company’s operations and general policies and, specifically, whether the majority of the board of directors’ meetings take place in Cyprus and the board of directors’ minutes are prepared and kept in Cyprus, and, also, whether the majority of the board of directors are tax residents of Cyprus; (iii) whether the shareholders’ meetings take place in Cyprus; (iv) whether the terms and conditions of the issued by the company general powers of attorney do not prevent the company and its board of directors to exercise control and make decisions; (v) whether the corporate seal and all statutory books and records are maintained in Cyprus ; (vi) whether the corporate filings and reporting functions are performed by representatives located in Cyprus; (vii) whether the agreements relating to the company’s business or assets are executed or signed in Cyprus. We consider the company to be a resident of Cyprus for tax purposes.

With respect to the holders of our shares, such holder may be considered to be a resident of Cyprus for tax purposes in a tax year (which is the calendar year) if such holder is physically present in Cyprus (a) for a period or periods exceeding in aggregate more than 183 days in that calendar year or (b) in the aggregate of 60 days, provided the following criteria are met:

•	The individual is not physically present in any other country for one or more periods exceeding in aggregate 183 days in the same tax year;

•	The individual is not a tax resident in any other country for the same tax year;

•	The individual exercises any business activities in Cyprus and/or is employed in Cyprus and/or is an officer of a Cyprus tax resident person at any time during the relevant tax year; and

•	The individual maintains a permanent residence in Cyprus (by owning or leasing such residence).

The holding and disposal of the shares by a non-tax resident will not create any tax liability in Cyprus. Non-tax residents are not liable for any tax on the disposal of shares or other securities of a Cyprus company unless the Cyprus company is the owner of immovable property situated in Cyprus.

Taxation of Cyprus Resident Company/Individual

A company which is considered a resident of Cyprus for tax purposes is subject to corporate income tax in Cyprus, on its worldwide income, taking into account certain exemptions. The rate of Corporate Income Tax in

Cyprus is 12.5%, as of January 1, 2013. By law 187(I)2015 the Income Tax Law No.118 (I) of 2002 was amended introducing a concept of notional interest deduction (the “NID”) on equity capital. According to the amended Income Tax Law, with effect from January 1, 2015, (i) companies resident in Cyprus and (ii) companies not resident in Cyprus but which maintain a permanent establishment in Cyprus are entitled to a deduction of notional interest of up to 80% of their taxable income on new equity capital introduced after that date, which is effectively a tax allowable deduction against the taxable profits of the company.

The Special Contribution for Defense Law No. 117(I) of 2002 (the “SDC Law”) previously stated that all Cyprus tax residents are liable to pay a special defense contribution or Cypriot Defense Tax on certain categories of income, these being dividends, interest and rental income.

By law 119(I) 2015, the SDC Law was amended introducing the concept of a non-domiciled tax resident in Cyprus so that an individual will now be subject to SDC Law if he/she is both (i) a resident for tax purposes of Cyprus and (ii) is also considered to be domiciled in Cyprus. Therefore, a Cyprus tax resident individual who is not domiciled in Cyprus is completely exempted from the special contribution for defense tax on its worldwide income deriving from the categories listed above regardless of whether such income is remitted to a bank account or economically used in Cyprus. Under the SDC Law, a person who does not have his/her domicile of origin in Cyprus, is not considered domiciled in Cyprus unless that person has been a tax resident of Cyprus for at least 17 years out of the last 20 years prior to the tax year and, therefore, will be subject to the SDC Law.

Taxation of Dividends and Distributions

Under Cyprus legislation there is no withholding tax on dividends paid to non-residents of Cyprus. The dividend will be paid free of any tax to the shareholder who will be taxed according to the laws of such shareholder’s country of residence or domicile. Holders of shares must consult their own tax advisors on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

Individual tax residents of Cyprus are unconditionally exempt from income tax on dividend income, but are subject to Special Contribution to the Defense Fund on dividends at the rate of 17.0% provided that they are also Cyprus domiciled. The tax is withheld by the company prior to payment by the company to the shareholder.

Taxation of Capital Gains

Cyprus Capital Gains Tax is imposed (when the disposal is not subject to income tax) at the rate of 20.0% on gains from the disposal of immovable property situated in Cyprus including gains from the disposal of ADSs in companies which own immovable property in Cyprus, and such shares are not listed in any recognized stock market. It is unclear whether this exception also applies to disposal of the shares. By law 117(I) 2015 the Capital Gains Tax Law No.119 (I) of 2002 was amended providing that a sale of immovable property consisting of land or land with buildings or buildings between July 16, 2015 and December 31, 2016 is exempted from Capital Gains Tax. The exemption applies if the property was acquired by sale at its market value with a non-related party, and not by way of exchange or gift.

Gains from sale of shares in companies which indirectly own immovable property in Cyprus by holding directly or indirectly shares in a company, which owns immovable property in Cyprus, will also be subject to capital gains tax. That is applicable only if the value of immovable property is more than 50% of the value of the assets of the company which shares are sold.

Inheritance Tax

There is no Cyprus inheritance tax.

Deemed Distributions

A Cypriot company which does not distribute at least 70% of its after tax profits within two years of the end of the year in which the profits arose would be deemed to have distributed this amount as a dividend two years after that year end. The Cypriot Defense Tax, currently at a rate of 17%, would be payable by the company on deemed dividends to the extent that its shareholders are Cyprus tax residents or in the case of individuals, also Cyprus domiciled. Deemed distribution does not apply in respect of profits that are directly or indirectly attributable to shareholders that are non-resident in Cyprus. The Cypriot Defense Tax may also be payable on deemed dividends in case of liquidation or capital reduction of the company. The company will debit such Cypriot Defense Tax paid against the profits attributable to such shareholders. The amount of deemed dividend distribution (subject to the Cypriot Defense Tax) is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to movable or immovable property (if any). For the purpose of arriving at the profit subject to deemed distribution, any capital expenditure incurred for the acquisition of plant and machinery (excluding private saloon cars), and buildings during the years 2012 to 2014 is deducted from the after tax profits.

Taxation of Income and Gains

Gains from the Disposal of Securities

Any gain from disposal by the company of securities (the definition of securities includes shares and bonds of companies and options thereon) shall be exempt from Corporate Income Tax irrespective of the trading nature of the gain, the number of shares held or the holding period and shall not be subject to the Cypriot Defense Tax. Such gains are also outside of the scope of capital gains tax provided that the company whose shares are disposed of does not own any immovable property situated in Cyprus or such shares are listed in any recognized stock exchange.

Gains from Intellectual Property

Under Cyprus IP box regime, an 80% deduction is allowed from the net profit received from the use or disposal of IP rights. If a loss is resulting from the said activities, in this case only 20% of the resulting loss can be offset against income from other sources or carried forward to be offset against income of subsequent tax years. That provision has a retroactive effect starting from the year 2012. The latest amendments to tax legislation provide that the NID and other deemed deductions can be included in the calculation of the taxable profit/loss.

Tax Treatment of the Foreign Exchange Differences

As of January 1, 2015, the Cyprus tax laws provide for all foreign exchange (that includes gains/losses on foreign currency rights or derivatives) to be tax neutral from a Cyprus income tax perspective (i.e. gains are not taxable/losses are not tax deductible) with the exception of foreign exchange gains/losses arising from trading in foreign exchange which remain taxable/deductible. Regarding trading in foreign exchange which remains subject to tax, the tax payers have an option to make an irrevocable election whether to be taxed only upon realization of foreign exchange rather than on an accruals/accounting basis.

Dividends to be Received by the Company

Dividend income (whether received from Cyprus resident or non-resident companies) is exempt from Corporate Income Tax in Cyprus. Dividend income from Cyprus resident companies is exempt from the Cypriot Defense Tax whereas dividend income received from non-Cypriot resident companies is exempt from the Cypriot Defense Tax provided that either (i) not more than 50.0% of the paying company’s activities result, directly or indirectly, in investment income, or (ii) the foreign tax suffered is not significantly lower than the tax rate payable in Cyprus (currently interpreted to mean an effective tax burden of at least 6.25%). If the exemption for the Cypriot Defense Tax does not apply, dividends receivable from non-Cypriot resident companies are taxed at a rate of 17.0%. Foreign tax paid or withheld on dividend income received by the resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

Interest Income

The tax treatment of interest income of any company which is a tax resident of Cyprus will depend on whether such interest income is treated as “active” or “passive.” Interest income which consists of interest which has been derived by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business will be subject to Corporate Income Tax at the rate of 12.5%, after the deduction of any allowable business expenses. Any other interest income will be subject to the Cypriot Defense Tax at the rate of 30.0% on the gross amount of interest.

Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from Cypriot Defense Tax and only be subject to Corporate Income Tax.

Tax Deductibility of Expenses, Including Interest Expense

The general principle of the Cyprus income tax law is that for an expense to be allowed as a deduction it must have been incurred wholly and exclusively for the production of taxable income.

The Tax Circular 2008/14 issued by the Cypriot tax authorities provides guidance as to the tax deductibility of expenses incurred in relation to the production of income which is exempt from Corporate Income Tax such as dividend income and profits/ gains on sale of securities. According to that tax circular:

(a) Any expenditure that can be directly or indirectly attributed to income that is exempt from tax is not deductible for Corporate Income Tax purposes and cannot be set-off against other (taxable) sources of income.

(b) Any expenditure that is attributable to both taxable and exempt income (such as general overheads) should be apportioned based on a gross revenue ratio or based on an asset ratio. The taxpayer should select the method which is more appropriate and should use this method on a consistent basis.

Interest incurred in connection with acquisition (directly or indirectly) of shares in a 100% owned subsidiary company as of January 1, 2012 (irrespective of the tax residency status of the subsidiary) shall be deductible for Cypriot tax purposes. This would apply provided that the assets of the subsidiary do not include assets not used in the business. However, in case the subsidiary possesses such assets, the deductibility of interest at the level of the holding company is limited only to the amount relevant to assets, used in the business.

The latest amendments to tax legislation introduce notional interest deduction under which the Cyprus companies that have issued additional share capital starting from January 1, 2015 and afterwards will have the benefit of a notional interest that will be deducted from their taxable income for each tax year.

Arm’s Length Principle

There are no specific transfer pricing rules or any transfer pricing documentation requirements in the Cyprus tax laws.

However, the arm’s length principle in the Cyprus income tax law requires that all transactions between related parties should be carried out on the at an arm’s length basis, being at fair values and on normal commercial terms.

More specifically, under the arm’s length principle, where conditions are made or imposed upon the commercial or financial relations of two businesses which differ from those which would have been made between independent parties, any profits which would have accrued to one of the party had the two businesses been independent, but have not so accrued, may be included in the profits of that business and taxed accordingly. The amendment to the income tax law, effective as of January 1, 2015, extends the arm’s length principle by introducing the possibility of, in cases where two related Cyprus tax residents transact and the Cyprus tax authorities make an upward arm’s length adjustment to one of them, effecting a corresponding downwards adjustment to the other one.

We cannot exclude that the respective tax authorities may challenge the arm’s length principle applied to transactions with our related parties and therefore an additional tax liabilities may accrue. If additional taxes are assessed with this respect, they may be material.

Stamp Duty

Cyprus levies stamp duty on an instrument if:

•	it relates to any property situated in Cyprus; or

•	it relates to any matter or thing which is performed or done in Cyprus.

There are documents which are subject to stamp duty in Cyprus at a fixed fee (ranging from €0.05 to €35) and documents which are subject to stamp duty based on the value of the document. The above obligation arises irrespective of whether the instrument is executed in Cyprus or abroad.

A liability to stamp duty may arise on acquisition of shares and such stamp duty would be payable where the shares acquisition documents are executed in Cyprus or later brought into Cyprus as the company’s shares that underlie the shares may be considered to be Cypriot property.

The stamp duty rates are as follows:

•	for contracts with a value of €1 to €5,000, there is no stamp duty payable;

•	the stamp duty is €1.50 per thousand for contracts with a value from €5,001 to €170,000; and

•	the stamp duty is €2 per thousand for contracts with a value exceeding €170,000, with a cap of €20,000.

Any documents that do not specify values incur a stamp duty of €35. In cases where the stamp duty Commissioner can estimate the value of a document, he or she has the authority to impose stamp duty as per the above rates. Any transactions involving ADSs between parties not resident in Cyprus will not be subject to stamp duty. There are no applicable stamp duties with respect to the purchase and sale of ADSs.

Withholding Taxes on Interest

No withholding taxes shall apply in Cyprus with respect to payments of interest by the company to non-Cyprus tax resident lenders (both corporations and individuals).

There should be no withholding tax in Cyprus on interest paid by the company to Cyprus tax resident lenders when the interest is considered as interest accruing from their ordinary course of business or interest closely connected with the ordinary course of their business.

Any payment of interest which is not considered as interest accruing from the ordinary course of business or interest income closely connected with the ordinary course of business by the company to Cypriot tax resident (both corporations and individuals), lenders shall be subject to Cypriot Defense Tax at the rate of 30.0%, whereby the company is required to withhold such tax from the interest.

Capital Duty

Capital duty is payable to the Registrar of Companies in respect of the registered authorized share capital of a Cypriot company upon its incorporation and upon its subsequent increases thereon.

The capital duty rates are as follows:

•	0.6% on the nominal value of the authorized share capital; and

•	€20 flat duty on every issue, whether the shares are issued at their (par) nominal value or at a (share) premium.

Material Russian Tax Considerations

The following discussion is a summary of the material Russian tax considerations relating to the purchase, ownership and disposition of our ADSs.

Prospective holders of the ADSs should consult their tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of ADSs and receiving payments of dividends and the consequences of such actions under the tax laws of those countries. This summary is based upon the law as in effect as at the date hereof. The information and analysis contained in this section are limited to issues relating to taxation, and prospective holders should not apply any information or analysis set out below to other issues, including (but not limited to) the legality of transactions involving the ADSs.

General

The following is a summary of certain Russian tax considerations relevant to the purchase, ownership and disposal of the ADSs by Russian resident and non-resident investors, as well as the taxation of dividend income and is based on the laws of the Russian Federation in effect at the date hereof, which are subject to change (possibly with retroactive effect).

The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions, municipalities or other non-federal authorities of the Russian Federation. Nor does the overview seek to address the availability of double tax treaty relief in respect of the ADSs, and it should be noted that there may be practical difficulties, including satisfying certain documentation requirements, involved in claiming relief under an applicable double tax treaty. Prospective holders should consult their own professional advisors regarding the tax consequences of investing in the ADSs. No representations with respect to the Russian tax consequences to any particular holder are made hereby.

The provisions of the Russian Tax Code applicable to holders of and transactions involving the ADSs are ambiguous and lack interpretive guidance. Both the substantive provisions of the Russian Tax Code applicable to financial instruments and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change and inconsistency than in jurisdictions with more developed capital markets or more developed taxation systems. In particular, the interpretation and application of such provisions will in practice rest substantially with local tax inspectorates.

In practice, interpretation by different tax inspectorates may be inconsistent or contradictory and may involve the imposition of conditions, requirements or restrictions not provided for by the existing legislation. Similarly, in the absence of binding precedents, court rulings on tax or related matters by different Russian courts relating to the same or similar circumstances may also be inconsistent or contradictory.

For the purposes of this summary, a “Russian Resident Holder” means:

•	an individual investor holding the ADSs who actually resides in the Russian Federation for an aggregate period of 183 days (including days of arrival in the Russian Federation and days of departure from the Russian Federation) or more in a period comprising 12 consecutive months (days of medical treatment and education outside the Russian Federation are also counted as days spent in the Russian Federation if the individual departed from the Russian Federation for these purposes for less than six months). The interpretation of this definition by the Ministry of Finance suggests that for tax withholding purposes an individual’s tax residence status should be determined on the date of the income payment (based on the number of days in the Russian Federation in the 12-month period preceding the date of payment). The individual’s final tax liability in the Russian Federation for the reporting calendar year should be determined based on his/her tax residence status for such calendar year, i.e., based on the number of days spent in the Russian Federation in the 12-month period as of the end of such calendar year;

•	an investor that is a Russian legal entity;

•	a legal entity or an organization, in each case organized under a foreign law, that purchases, holds and/or disposes of the ADSs through its permanent establishment in the Russian Federation;

•	a legal entity or an organization, in each case organized under a foreign law, that is recognized as a Russian tax resident based on Russian domestic law (in case the Russian Federation is recognized as the place of effective management of such legal entity or organization as determined in the Russian Tax Code unless otherwise envisaged by an applicable double tax treaty);

•	a legal entity or an organization, in each case organized under a foreign law, that is, in the case of conflicting tax residency statuses based on the relevant foreign law and Russian law, recognized as a Russian tax resident based on the provisions of an applicable double tax treaty (for the purposes of application of such double tax treaty); or

•	a legal entity or an organization in each case organized under a foreign law, voluntary obtained Russian tax residency.

For the purposes of this summary, a “Non-Resident Holder” is a holder of the ADSs which is not qualified to be a Russian resident holder as discussed above. Under Russian tax legislation, taxation of the income of Non-Resident Holders who are individuals will depend on whether this income would be assessed as received from Russian or non-Russian sources.

Holders of the ADSs should seek professional advice on their tax status in Russia. ADSs income should be considered as Russian source income when it is received as a result of activity performed in Russia (i.e. the Company is recognized as Russian tax resident).

Taxation of Acquisition of the ADSs

No Russian tax implications generally should arise for Russian Resident Holders upon purchase of the ADSs except for the deemed income taxation as explained below.

Taxable deemed income may arise for the individual Russian Resident Holders when the ADSs are purchased at a price below their market value which highly unlikely in the market conditions. The tax base in such case is determined in Russian rubles as the excess of the market value of the Shares (determined at the date of the transaction) over the amount of actual expenses of the individual for their acquisition. The income shall be taxed in Russia at 13% tax rate.

Taxation of Dividends and other distributions (including distributions in kind)

Russian Resident Holders

According to the Russian Tax Code, should income from a source outside of Russia be recognized as dividends where it arises, it should also be recognized as dividends for Russian taxation purposes.

Payments of dividends to a Russian Resident individual Holder should be subject to Russian tax at a rate of up 13% of the gross dividend amount. Whereas the distribution is made in kind the 13% tax rate applies on the gross market price of the distribution received.

Legal entities are subject to corporate income tax, while individuals are obligated to pay personal income tax on the respective income.

Dividends received by Russian legal entities from the qualified Russian and foreign subsidiaries are taxable at a rate of 0% provided that the Russian legal entity owns no less than 50% of the subsidiary for at least 365 consecutive days. However, dividends from foreign companies registered in “low tax” jurisdictions listed in official schedule by the Russian Ministry of Finance are excluded from this rule. The current version of the list of “low tax” jurisdictions does not include any countries where HeadHunter Group companies have subsidiaries. Thus, the above exclusion from a 0% taxable rate should not be applicable in the case at hand. However, there can be no assurance that the schedule of “low tax” jurisdictions by the Ministry of Finance will remain unchanged.

Russian Resident Holders should therefore consult their own tax advisers with respect to the tax consequences of their receipt of dividend income with respect to the holding of the ADSs.

Russian Non-Resident Holders

No Russian tax consequences shall arise for Russian Non-Resident Holders with respect to dividends on the ADSs.

Taxation of Capital Gains

The following sections summarize the taxation of capital gains in respect of the disposition of the ADSs.

Taxation of Legal Entities and Organizations

Russian Resident Holders

Capital gains arising from the sale or other disposal of ADSs by a Russian Resident Holder which is a legal entity or an organization will be taxable at the regular Russian corporate profits tax rate of 20%. According to the current Russian tax legislation, the financial result (profit or loss) arising from activities connected with securities quoted on a stock exchange, which meet the criteria established by the Federal Law No. 39-FZ “On the Securities Market” dated April 22, 1996, may be accounted for together with the financial result arising from other operations (i.e. may be included into the general tax base). Therefore, Russian Resident Holders that are legal entities may be able to offset losses incurred on operations in the quoted shares against other types of income (excluding income from non-quoted securities and derivatives). Special tax rules apply to Russian organizations that hold a broker and/or dealer license as well as certain other licenses related to securities market. The Russian Tax Code also establishes special rules for the calculation of the tax base for the purposes of transactions with securities, which are subject to transfer pricing control in Russia.

Russian Tax Code contains certain exemptions from capital gains taxation for non-quoted shares as well for shares in high-technology companies acquired after 1 January 2011. Such exemptions are not expected to be relevant for the ADSs.

Russian Resident Holders of the ADSs who are legal entities or organizations should in all events consult their own tax advisers with respect to the tax consequences of gains derived from the disposal of the ADSs.

Non-Resident Holders

Capital gains arising from the sale, exchange or other disposal of the ADSs by legal entities and organizations that are Non-Resident Holders should not be subject to tax in the Russian Federation if the immovable property located in the Russian Federation constitutes directly or indirectly 50% or less of the Company’s assets and/or the Shares qualify as “quoted” on a registered stock exchange (recognized as such according to the applicable legislation) based on the requirements set in the Russian tax legislation. A security will be deemed “quoted” security if the market quote (determined in accordance with the applicable law) for such security is available on any date that is not more than three months prior to the date of the transaction in such security and if either such market quotes are publicly available through media or such registered stock exchange is able to provide information in respect of quotes during the three years following the transaction. The Company believes that the ADSs will fall under the aforementioned exemption.

Taxation of Individuals

Russian Resident Holders

Capital gains arising from sale, exchange or other disposal of the ADSs by Russian individual Resident Holders must be declared on the holder’s tax return and are subject to personal income tax at a rate of 13%.

The taxable capital gain realized by individuals at sale of securities is calculated as the gross sale proceeds calculated in Russian rubles at the date of sale less actual expenses calculated in Russian rubles at the date of purchase. The expenses must be proved by documentary evidence related to the purchase of the ADSs (including the cost of the securities and the expenses associated with the purchase, holding and sale of the ADSs and the deemed income amount on which personal income tax was accrued and paid on acquisition (receipt) of the ADSs and the amount of tax paid).

Non-Resident Holders

No Russian tax consequences shall arise for Russian Non-Resident Holders with respect to capital gains on the ADSs.

Taxation of payments made upon withdrawal of the capital and liquidation proceeds

Generally, payments made to the Russian Resident Holders upon reduction of the capital, liquidation or distribution of the Company’s assets that do not exceed paid-in contribution into the charter capital are tax exempt. Tax treatment of payments made in excess of such contribution is not envisaged in the Russian Tax Code and is unclear depending on the tax residency status of the Holder and applicable tax law provisions (i.e. double tax treaties for Non-Resident Holders and Russian tax law for Russian Resident Holders).

Russian Resident Holders

Personal income tax

Russian Tax Code does not clearly allow the Holder of the ADSs being an individual and a Russian tax resident to reduce the respective taxable income on the amount equal to acquisition cost of the ADSs in case of liquidation of the Company. Should this be the case, the proceeds may be taxed in full at a tax rate of 13% without a possibility to claim any expenses.

Russian Tax Code also does not clearly define whether an individual Holder, being a Russian tax resident, can claim any expenses in case of a capital reduction made by the Company or if the Company goes bankrupt. Therefore, there is a risk that claim of any expenses against income received from capital reduction or distributions made in line with bankruptcy proceeding is challenged by the tax authorities.

Corporate profit tax

Income received by the Holder via liquidation of the Company within the amount of paid-in capital contribution should be tax exempt. There is a risk that income received via reduction of charter capital of the Company may be subject to tax.

Income received by the Holder either via liquidation of the Company or via reduction of the Company’s charter capital in excess of paid-in capital should be treated as non-operating income taxable at a general tax rate of 20%.

Stamp Duties

No Russian stamp duty should be payable by the holders upon any of the transactions with the ADSs discussed in this section of this prospectus (e.g., on a purchase or sale of the ADSs), except for transactions involving the receipt of ADSs by way of inheritance.

Tax treaty relief – Application of the foreign tax credit in Russia

According to the general provisions of Russian tax law, the amounts of tax actually paid according to tax legislation of the foreign state by a taxpayer who is a Russian tax resident on the income received outside Russia could not be credited against Russian personal income tax liability of the taxpayer unless otherwise provided for by relevant double tax treaty between Russia and that foreign state. Therefore, the taxpayer may have the right to make a foreign tax credit against its Russian personal income tax liabilities provided that all following conditions are met:

•	A taxpayer is recognized the Russian tax resident in the tax period when the income taxable in Russia and in the foreign state was received.

•	There is a valid double tax treaty between Russia and the foreign state, which provides for the foreign tax credit in the state of residence (Russia).

•	The taxpayer could confirm the amount claimed for tax credit with the documents required by Russian tax law.

If the above-mentioned conditions are not met, the taxpayer will not be able to apply foreign tax credit and reduce its tax liability in Russia.

Since the amount of tax to be credited and conditions may differ depending on the Double Tax Treaty the possibility of obtaining the treaty relief should be checked with the tax advisor.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs.

The following discussion describes material U.S. federal income tax consequences to U.S. Holders (as defined below), and solely to the extent described below under “—FATCA,” to non-U.S. persons, under present law of an investment in the ADSs. This summary applies only to U.S. Holders that acquire ADSs in exchange for cash in this offering, hold ADSs as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States as in effect on the date of this prospectus, including the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this prospectus are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurances that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	individual retirement accounts or other tax-deferred accounts;

•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	U.S. expatriates;

•	persons holding ADSs as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the Company’s stock by vote or value;

•	persons subject to special tax accounting rules as a result of gross income with respect to the ADSs being taken into account in an applicable financial statement;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ADSs generally will depend on such partner’s status and the activities of the partnership. A U.S. Holder that is a partner in such partnership should consult its tax advisor.

Exchange of ADSs for Ordinary Shares

Generally, holders of ADSs should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs and the following discussion assumes that such treatment will be respected. If so, no gain or loss will be recognized upon an exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares. Accordingly, the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and the Company.

Dividends and Other Distributions on ADSs

As described in the section entitled “Dividend Policy,” we may pay dividends to holders of our ordinary shares from time to time in the future. If we do make distributions of cash or property on our ordinary shares, subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the Company with respect to ADSs (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as dividend income will constitute a return of capital and will first be applied to reduce a U.S. Holder’s tax basis in its ADSs, but not below zero, and then any excess will be treated as capital gain realized on a sale or other disposition of the ADSs. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) either the ADSs are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of the income tax treaty between the United States and Cyprus (the “Treaty”), (2) the Company is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year and (3) certain other requirements are met. In this regard, the ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as we intend the ADSs will be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs.

Dividends on ADSs generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld on any distributions on ADSs, if any, may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available under the laws of Cyprus or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to ADSs will generally constitute “passive category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of ADSs

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs (generally the cost of such ADSs to the U.S. Holder). Any such gain or loss generally will be treated as long-term capital gain or loss if the

U.S. Holder’s holding period in the ADSs exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

The Company will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25 percent or more (by value) of the stock.

Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds ADSs, the Company would continue to be treated as a PFIC with respect to such investment unless (i) the Company ceases to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

The Company does not believe it was a PFIC in its taxable year ending December 31, 2016. Based on the anticipated market price of ADSs in this offering and the current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, the Company does not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of the income and assets, and the market value of the shares and assets, of the Company and its subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore there can be no assurances that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.

If the Company is treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. If the Company is considered a PFIC at any time that a U.S. Holder holds ADSs, any gain recognized by the U.S. Holder on a sale or other disposition of the ADSs, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs if the Company is considered a PFIC.

If the Company is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ADSs.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the ADSs) are required to report information relating to such assets, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the ADSs.

U.S. Foreign Account Tax Compliance Act (FATCA)

Certain provisions of the Code and Treasury regulations (commonly collectively referred to as “FATCA”) generally impose a 30% withholding tax regime with respect to certain “foreign passthru payments” made by a “foreign financial institution” (an “FFI”). If we were to be treated as an FFI, such withholding may be imposed on such payments to any other FFI (including an intermediary through which an investor may hold the ADSs) that is not a “participating FFI” (as defined under FATCA) or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, and we may be required to report certain information regarding investors to the relevant tax authorities, which information may be shared with taxing authorities in the United States, unless such other FFI or investor is otherwise exempt from FATCA. Under current guidance, the term “foreign passthru payment” is not defined, and it is therefore not clear whether or to what extent payments on the ADSs would be considered foreign passthru payments. Withholding on foreign passthru payments would not be required with respect to payments made before the later of January 1, 2019 and the date of publication in the Federal Register of final regulations defining the term “foreign passthru payment.” The United States has entered into an intergovernmental agreements between the United States and Cyprus (the “IGA”), which potentially modifies the FATCA withholding regime described above with respect to us and the ADSs. Prospective investors in the ADSs should consult their tax advisors regarding the potential impact of FATCA, the IGA and any non-U.S. legislation implementing FATCA on their potential investment in the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ADSS UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING (CONFLICTS OF INTEREST)

We, the Selling Shareholders and the underwriters named below propose to enter into an underwriting agreement with respect to the ADSs being offered by the Selling Shareholders. Subject to certain conditions, each underwriter will severally agree to purchase the number of ADSs indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of ADSs
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Credit Suisse Securities (USA) LLC
VTB Capital plc
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

All sales of our ADSs in the United States will be made by U.S. registered broker-dealers. VTB Capital plc is not a U.S. registered broker-dealer, however any offers and sales of our ADSs by VTB Capital plc in the United States will be made through its U.S. registered broker-dealer, VTB Capital Inc.

The underwriters will be committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional                 ADSs from the Selling Shareholders to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the Selling Shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional ADSs.

Paid by the Selling Shareholders	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $                per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

All of our shareholders, consisting of the Selling Shareholders, our executive officers and our board members, have agreed with the underwriters, subject to certain exceptions, not to sell or dispose of any of their ordinary shares, ADSs or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares and ADSs Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the ADSs. The initial public offering price will be negotiated among the Selling Shareholders and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We will apply to list the ADSs on Nasdaq under the symbol “HHR.”

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the                                 , in the over-the-counter market or otherwise.

An investment vehicle associated with Goldman Sachs & Co. LLC, an underwriter in this offering, which beneficially owns 40.0% of our outstanding ordinary shares in the aggregate immediately prior to this offering, will sell ADSs in this offering and will own         % of our ordinary shares after giving effect to this offering (        % if the underwriters exercise their option to purchase additional ADSs). This vehicle is in the business of making investments and organized the Company in the ordinary course of business to complete the acquisition of Headhunter FSU Limited from Mail.Ru. See “Principal and Selling Shareholders.”

Because of such ownership interests, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Morgan Stanley & Co. LLC will act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. Further, as required by Rule 5121, Goldman Sachs & Co. LLC will not confirm sales of the ordinary shares to any account over which it exercises discretionary authority without the prior written approval of the customer.

VTB Bank (PJSC), an affiliate of our underwriter VTB Capital plc, is our lender under our syndicated credit facility, dated May 16, 2016, as amended and restated, pursuant to which we have borrowed a total principal amount of ~~P~~7 billion to date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual obligations and commitments—Credit Facility.”

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                , which includes no more than $                that we agreed to reimburse the underwriters for certain FINRA related expenses incurred by them in connection with this offering.

We and the Selling Shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus or taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relative Member State”) an offer to the public of our ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our ADSs may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to our ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our ADSs to be offered so as to enable an investor to decide to purchase our common sahres, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

France

This offering document has not been prepared in the context of a public offering of securities in France (offre au public) within the meaning of Article L.411-1 of the French Code monétaire et financier and Articles 211-1 et seq. of the Autorité des marches financiers (“AMF”) regulations and has therefore not been submitted to the AMF for prior approval or otherwise, and no prospectus has been prepared in relation to the securities.

The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France, and neither this offering document nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2 and D.411-4 of the French Code monétaire et financier) on the condition that no such offering document nor any other offering material relating to the securities shall be delivered by them to any person or reproduced (in whole or in part). Such “qualified investors” and the limited circle of investors referred to in Article L.411-2II2 are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

You are hereby notified that in connection with the purchase of these securities, you must act for your own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.411-2, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Italy

The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB), in accordance with Italian securities legislation. Accordingly, the ADSs may not be offered or sold, and copies of this offering document or any other document relating to the ADSs may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, sub – Section 1, paragraph b of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers’ Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers’ Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers’ Regulation; provided, however, that any such offer or sale of the ADSs or distribution of copies of this offering document or any other document relating to the ADSs in Italy must (i) be made in accordance with all applicable Italian laws and regulations; (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the ADSs; and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Spain

This offer of our ADSs has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CNMV”), and, therefore, none of our ADSs may be offered, sold or distributed in any manner, nor may any resale of the ADSs be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to our ADSs have been or will be registered with the CNMV, and, therefore, they are not intended for the public offer of our ADSs in Spain.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland.

This document has been prepared without regard to the disclosure standards for issuance prospectuses under Article 652a or Article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under Article 27 et seq. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (“UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Nasdaq Dubai Listing Rules, accordingly, or otherwise. The ADSs may not be offered to the public in the UAE and/or any of the free zones.

The ADSs may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Expenses of the Offering

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$	*
Financial Industry Regulatory Authority, Inc. filing fee		*
Stock exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total		*

*	To be completed by amendment.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

Legal Matters

The validity of the ordinary shares underlying the ADSs and other and certain legal matters of Cyprus law in connection with this offering will be passed upon for us by Antis Triantafyllides & Sons LLC. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP. Certain matters of U.S. federal law will be passed upon for the underwriters by White & Case LLP. Certain legal matters with respect to Cyprus law will be passed upon for the underwriters by Chrysses Demetriades & Co. LLC.

Experts

The consolidated financial statements of HeadHunter Group PLC as of December 31, 2017 and 2016 (Successor), and for the year ended December 31, 2017 (Successor), for the period from February 24, 2016 to December 31, 2016 (Successor), for the period from January 1, 2016 to February 23, 2016 (Predcessor) and for the year ended December 31, 2015 (Predecessor), have been included herein, in reliance upon the report of JSC “KPMG,” our Independent Registered Public Accounting Firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The current address of JSC “KPMG” is 10 Presnenskaya Naberezhnaya, Moscow, Russia 123112.

Certain statistical data contained herein has been derived from and included herein in reliance upon a research report titled “Online Recruitment Landscape in Russia” prepared by J’Son & Partners Consulting LLC, or J’Son & Partners, an independent provider of research and analysis, commissioned by the Company, and issued as of October 2017, as amended in February 2018, upon the authority of said firm as experts with respect to the matters covered by its report. J’Son & Partners does not have any interest in the securities of the Company.

Enforcement of Civil Liabilities

We are organized in Cyprus, and substantially all of our and our subsidiaries’ assets are located outside the United States, and all members of our board of directors are resident outside of the United States. As a result, it may not be possible to effect service of process within the United States upon us or any of our subsidiaries or such persons or to enforce U.S. court judgments obtained against us or them in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

Further, most of our and our subsidiaries’ assets are located in Russia. Judgments rendered by a court in any jurisdiction outside Russia will generally be recognized by courts in Russia only if (i) an international treaty exists between Russia and the country where the judgment was rendered providing for the recognition of judgments in civil cases and/or (ii) a federal law of Russia providing for the recognition and enforcement of foreign court judgments is adopted. No such federal law has been passed, and no such treaty exists, between Russia, on the one hand, and the United States, on the other hand. There are no publicly available judgments in which a judgment made by a court in the United States was upheld and deemed enforceable in Russia. Furthermore, Russian courts have limited experience in the enforcement of foreign court judgments. Therefore, a litigant who obtains a final and conclusive judgment in the United States would most likely have to litigate the issue again in a Russian court of competent jurisdiction.

Shareholders may originate actions in either Russia or Cyprus based upon either applicable Russian or Cypriot laws, as the case may be.

Where You Can Find More Information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our board members and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send our transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

The accompanying notes are an integral part of these consolidated financial statements.

JSC “KPMG”

10 Presnenskaya Naberezhnaya

Moscow, Russia 123112

Telephone +7 (495) 937 4477

Fax +7 (495) 937 4400/99

Internet www.kpmg.ru

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of HeadHunter Group PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of HeadHunter Group PLC (formerly Zemenik Trading Limited), and subsidiaries (the “Group”) as of December 31, 2017 and 2016 (Successor), the related consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for the year ended December 31, 2017 (Successor), for the period from February 24, 2016 to December 31, 2016 (Successor), for the period from January 1, 2016 to February 23, 2016 (Predecessor) and for the year ended December 31, 2015 (Predecessor), and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2016 (Successor), and the results of its operations and its cash flows for the year ended December 31, 2017 (Successor), for the period from February 24, 2016 to December 31, 2016 (Successor), for the period from January 1, 2016 to February 23, 2016 (Predecessor) and for the year ended December 31, 2015 (Predecessor) in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Group’s auditor since 2017.

/s/ JSC “KPMG”

Moscow, Russia

March 8, 2018

JSC “KPMG”, a company incorporated under the Laws of the Russian

Federation, a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG

International”), a Swiss entity.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the years/periods ended

(in thousands of Russian Roubles, except per share amounts)

		Predecessor		Successor
	Note	December 31, 2015	Period from January 1 to February 23, 2016	Period from February 24 to December 31, 2016	December 31, 2017
Revenue	9	3,103,628	452,904	3,286,692	4,734,166
Operating costs and expenses (exclusive of depreciation and amortization)	10	(1,543,365)	(265,959)	(1,847,885)	(2,788,576)
Depreciation and amortization	13,14	(88,657)	(8,743)	(459,721)	(560,961)

Operating income		1,471,606	178,202	979,086	1,384,629
Finance income	11(a)	123,943	4,246	24,264	70,924
Finance costs	11(b)	—	—	(635,308)	(706,036)
Gain on disposal of subsidiary	19	—	—	—	439,115
Net foreign exchange gain/(loss)		74,046	9,720	(25,910)	96,300

Profit before income tax		1,669,595	192,168	342,132	1,284,932
Income tax expense	12	(393,817)	(59,176)	(397,774)	820,828

Net income/(loss) for the year/period		1,275,778	132,992	(55,642)	464,104

Attributable to:
Owners of the Company		1,226,193	127,215	(86,370)	401,491
Non-controlling interest		49,585	5,777	30,728	62,613
Comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		4,466	8,573	(149,660)	54,775

Total comprehensive income/(loss), net of tax		1,280,244	141,565	(205,302)	518,879

Attributable to:
Owners of the Company		1,237,274	136,154	(234,214)	456,929
Non-controlling interest		42,970	5,411	28,912	61,950
Earnings/(loss) per share
Basic and diluted (in Russian Roubles per share)	8	1,226,193	127,215	(1.73)	8.03

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

As at

(in thousands of Russian Roubles)

	Note	December 31, 2016	December 31, 2017
Non-current assets
Goodwill	7,14	6,983,378	6,963,369
Intangible assets	14	3,953,966	3,544,343
Property and equipment	13	56,320	76,715
Deferred tax assets	12	29,581	54,439

Total non-current assets		11,023,245	10,638,866
Current assets
Trade and other receivables	15	75,811	31,808
Indemnification asset	7	325,269	—
Prepaid expenses and other current assets		146,198	65,803
Loans to related parties	28	253,321	—
Short-term investments	17	19,901	—
Cash and cash equivalents	16	324,712	1,416,008
Assets held for sale	18	356,223	16,805

Total current assets		1,501,435	1,530,424

Total assets		12,524,680	12,169,290

Equity
Share capital	20	8,547	8,547
Share premium	20	5,008,647	5,083,498
Foreign currency translation reserve	20	(147,844)	(92,406)
Accumulated deficit		(87,329)	(3,061,035)

Total equity attributable to owners of the Company		4,782,021	1,938,604
Non-controlling interest		12,953	21,874

Total equity		4,794,974	1,960,478
Non-current liabilities
Loans and borrowings	22	4,726,243	6,162,980
Deferred tax liabilities	12	1,247,077	1,262,349

Total non-current liabilities		5,973,320	7,425,329
Current liabilities
Contract liabilities	4(i)	1,103,233	1,465,837
Trade and other payables	23	350,277	581,503
Loans and borrowings (current portion)	22	182,856	674,313
Income tax payable		36,261	42,957
Liabilities held for sale	18	83,759	18,873

Total current liabilities		1,756,386	2,783,483

Total liabilities		7,729,706	10,208,812

Total equity and liabilities		12,524,680	12,169,290

The accompanying notes are an integral part of these consolidated financial statements.

HeadHunter Group PLC

Consolidated Statements of Changes in Equity

For the years/periods ended

(in thousands of Russian Roubles)

	Attributable to the owners of the Company
	Share capital	Share premium	Currency translation reserve	Retained earnings (accumulated deficit)	Total	Non- controlling interest	Total equity (deficit)
Predecessor
Balance as at January 1, 2015	58	—	39,638	312,375	352,071	17,493	369,564
Net income for the period	—	—	—	1,226,193	1,226,193	49,585	1,275,778
Other comprehensive income/(loss)	—	—	11,081	—	11,081	(6,615)	4,466
Distributions to shareholders and non-controlling interest (note 20(d))	—	—	—	(1,903,699)	(1,903,699)	(42,225)	(1,945,924)

Balance as at December 31, 2015	58	—	50,719	(365,131)	(314,354)	18,238	(296,116)
Net income for the period	—	—	—	127,215	127,215	5,777	132,992
Other comprehensive income/(loss)	—	—	8,939	—	8,939	(366)	8,573
Distributions to shareholders and non-controlling interest (note 20(d))	—	—	—	(205,000)	(205,000)	(2,359)	(207,359)

Balance as at February 23, 2016	58	—	59,658	(442,916)	(383,200)	21,290	(361,910)
Elimination of equity in connection with Acquisition (note 7)	(58)	—	(59,658)	442,916	383,200	(21,290)	361,910

Balance as at February 24, 2016	—	—	—	—	—	—	—

Successor
Balance as at February 24, 2016	47	—	—	(959)	(912)	—	(912)
Net income/(loss) for the period	—	—	—	(86,370)	(86,370)	30,728	(55,642)
Other comprehensive loss	—	—	(147,844)	—	(147,844)	(1,816)	(149,660)
Management incentive agreement (note 21)	—	17,147	—	—	17,147	—	17,147
Issuance of ordinary shares (note 20(a))	8,500	4,991,500	—	—	5,000,000	—	5,000,000
Non-controlling interest acquired (note 7)	—	—	—	—	—	21,943	21,943
Distributions to shareholders and non-controlling interest (note 20(d))	—	—	—	—	—	(37,902)	(37,902)

Balance as at December 31, 2016	8,547	5,008,647	(147,844)	(87,329)	4,782,021	12,953	4,794,974

Net income for the year	—	—	—	401,491	401,491	62,613	464,104
Other comprehensive income/(loss)	—	—	55,438	—	55,438	(663)	54,775
Management incentive agreement (note 21)	—	74,851	—	—	74,851	—	74,851
Distributions to shareholders and non-controlling interest (note 20(d))	—	—	—	(3,375,197)	(3,375,197)	(53,029)	(3,428,226)

Balance as at December 31, 2017	8,547	5,083,498	(92,406)	(3,061,035)	1,938,604	21,874	1,960,478

The accompanying notes are an integral part of these consolidated financial statements.

HeadHunter Group PLC

Consolidated Statements of Cash Flows

For the years/periods

(in thousands of Russian Roubles)

	Predecessor		Successor
	December 31, 2015	Period from January 1 to February 23, 2016	Period from February 24 to December 31, 2016	December 31, 2017
OPERATING ACTIVITIES:
Net income/(loss)	1,275,778	132,992	(55,642)	464,104
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	88,657	8,743	459,721	560,961
Net finance (income)/costs	(197,989)	(13,965)	636,954	538,812
Gain on disposal of subsidiary	—	—	—	(439,115)
Other non-monetary items	—	—	893	(837)
Management incentive agreement	—	—	17,147	74,851
Income tax expense	393,817	59,176	397,774	820,828
Change in trade receivables and other operating assets	(285)	57,562	(185,605)	122,208
Change in contract liabilities	(43,271)	51,612	156,434	379,433
Change in trade and other payables	(11,082)	(13,185)	81,626	232,846
Income tax paid	(317,652)	(247)	(349,409)	(498,379)
Interest paid (note 22(c))	—	—	(627,529)	(663,430)

Net cash generated from operating activities	1,187,973	282,688	532,364	1,592,282
INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired (note 7)	—	—	(9,833,600)	—
Proceeds from disposal of subsidiary, net of cash disposed of (note 19)	—	—	—	764,577
Loans to related parties	(1,074,330)	—	(237,158)	—
Proceeds from repayment of loans to related parties	17,638	—	14,167	10,423
Acquisition of intangible assets	(82,228)	(3,694)	(91,214)	(106,646)
Acquisition of property and equipment	(27,815)	(1,234)	(40,760)	(65,010)
Interest received	59,467	6,412	19,200	57,257
Investments in short-term deposits	(11,278)	(155,000)	(35,004)	—
Proceeds from short-term deposits	20,000	10,000	185,000	19,655

Net cash (used in)/generated from investing activities	(1,098,546)	(143,516)	(10,019,369)	680,256
FINANCING ACTIVITIES:
Proceeds from issuance of share capital (note 20(a))	—	—	5,000,000	—
Bank loan received (note 22(c))	—	—	5,000,000	2,000,000
Bank loan origination fees (note 22(c))	—	—	(95,680)	(14,412)
Bank loan repaid (note 22(c))	—	—	—	(100,000)
Shareholder bridge financing received (note 22(b))	—	—	5,195,421	—
Shareholder bridge financing repaid (note 22(b))	—	—	(4,887,647)	—
Distributions to shareholders (note 20(d))	—	(205,000)	—	(3,109,631)
Dividends paid to non-controlling interest (note 20(d))	(42,225)	—	(40,262)	(49,804)
Net cash (used in)/generated from financing activities	(42,225)	(205,000)	10,171,832	(1,273,847)

Net increase/(decrease) in cash and cash equivalents	47,202	(65,828)	684,827	998,691
Cash and cash equivalents, beginning of year/period	310,390	361,426	—	324,712
Cash and cash equivalents included in assets held for sale, beginning of year/period	—	—	—	17,390
Effect of exchange rate changes on cash	3,834	(126)	(342,725)	86,016

Cash and cash equivalents, end of year/period, including cash balance classified in assets held for sale	361,426	295,472	342,102	1,426,809
Cash classified in assets held for sale	—	—	(17,390)	(10,801)

Cash and cash equivalents, end of year/period	361,426	295,472	324,712	1,416,008

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1.	Reporting entity

(a)	Organization and operations

HeadHunter Group PLC (the “Company”), together with its subsidiaries (the “Group”, “We”, “Our”, “Ours”), is Russia’s leading online recruiting website hh.ru. We help employers and job seekers in Russia connect with each other. We also operate in Belarus, Kazakhstan and other countries.

The Company’s registered office is located at 42 Dositheou Street, Strovolos, Nicosia, Cyprus.

The Company has changed its name from Zemenik Trading Limited to HeadHunter Group PLC on March 1, 2018 as disclosed in note 29.

(b)	Business environment

The Group’s operations are primarily located in the Russian Federation. Consequently, the Group is exposed to the economic and financial markets of the Russian Federation which display characteristics of an emerging market. The legal, tax and regulatory frameworks continue development, but are subject to varying interpretations and frequent changes which together with other legal and fiscal impediments contribute to the challenges faced by entities operating in the Russian Federation.

The conflict in Ukraine and related events has increased the perceived risks of doing business in the Russian Federation. The imposition of economic sanctions on Russian individuals and legal entities by the European Union, the United States of America, Japan, Canada, Australia and others, as well as retaliatory sanctions imposed by the Russian government, has resulted in increased economic uncertainty including more volatile equity markets, a depreciation of the Russian Rouble, a reduction in both local and foreign direct investment inflows and a significant tightening in the availability of credit. In particular, some Russian entities may be experiencing difficulties in accessing international equity and debt markets and may become increasingly dependent on Russian state banks to finance their operations. The longer term effects of recently implemented sanctions, as well as the threat of additional future sanctions, are difficult to determine.

The consolidated financial statements reflect management’s assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment.

2.	Basis of accounting

(a)	Basis of presentation

The Company was incorporated on May 28, 2014 as an investment vehicle of investment funds affiliated with Elbrus Capital Private Equity Fund and Goldman Sachs ESSG.

On February 24, 2016 (the “Acquisition Date”) the Company acquired 100% ownership interest in Headhunter FSU Limited , collectively with its subsidiaries referred to as “HeadHunter”, from Mail.Ru Group Limited (LSE: MAIL) (the “Acquisition”). The Company had no material operations before the Acquisition Date and has succeeded to substantially all of the business of HeadHunter after the Acquisition. Hereinafter HeadHunter is referred to as “Predecessor” and the Company is referred to as “Successor”.

The Acquisition was accounted for as a business combination using the acquisition method of accounting, and the Successor consolidated financial statements reflect a new basis of accounting based on the fair value of assets acquired and liabilities assumed as at the Acquisition Date. The periods presented prior to the Acquisition Date represent the operations of the Predecessor and the periods presented on and after the Acquisition Date represent the operations of the Successor. The year ended December 31, 2016 comprises 54 days of the Predecessor period from January 1, 2016 to February 23, 2016 and 312 days of the Successor period from February 24, 2016 to December 31, 2016.

The Group’s retained earnings as at December 31, 2016 represents only the results of operations subsequent to the Acquisition Date. The Predecessor and Successor periods are separated by a vertical black line on the

Notes to the Consolidated Financial Statements

consolidated financial statements to highlight the fact that the financial information for those periods has been prepared under two different cost basis of accounting.

(b)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”). These consolidated financial statements have not been prepared for the purpose of satisfying the statutory filing requirements of the Company.

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 8, 2018.

(c)	Going concern

The financial position of the Group, its cash flows, liquidity position and credit facilities are described in the primary statements and notes of these consolidated financial statements, including note 22 in relation to the long-term bank loan obtained by the Group in order to finance the Acquisition. In addition, note 24 includes the Group’s policies for managing its liquidity risk.

Taking into account significant positive cash inflows from operating activities, current and future developments and principal risks and uncertainties, and making appropriate enquiries, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, which is a period of at least 12 months from the date these consolidated financial statements were authorized for issuance. Accordingly, they are satisfied that the consolidated financial statements should be prepared on a going concern basis.

3.	Functional and presentation currency

These consolidated financial statements are presented in Russian Roubles (“RUB”), which is the Company’s functional and presentation currency. Financial information presented in RUB has been rounded to the nearest thousand, except when otherwise indicated.

4.	Significant accounting policies

The accounting policies set out below have been applied consistently throughout the periods presented in these consolidated financial statements.

(a)	Basis of consolidation

(i)	Business combinations

Acquisitions on or after January 1, 2014

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group (see 4(iii) below).

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquire; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

Notes to the Consolidated Financial Statements

Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

Acquisitions prior to January 1, 2014

As part of its transition to IFRS, the Predecessor utilized the exemption not to apply IFRS 3 “Business Combinations” retrospectively to transactions that occurred prior to January 1, 2014. In respect of acquisitions prior to January 1, 2014, the Group measures goodwill as the difference between the Company’s interest in a subsidiary’s net assets on the date of transition and the cost of that interest.

(ii)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

(iv)	Loss of control

Upon the loss of control, the Group derecognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

(v)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions.

Notes to the Consolidated Financial Statements

Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the reporting period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising in retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognized in other comprehensive income.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to RUB at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to RUB at monthly average exchange rates.

Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve in equity. However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the foreign currency translation difference is allocated to non-controlling interests.

When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity in the foreign currency translation reserve.

(c)	Financial instruments

Non-derivative financial assets and liabilities

Non-derivative financial instruments of the Group comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

The Group initially recognises loans, receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire. Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The Group currently has a legally enforceable right to set off if that right is not contingent on a future event and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the Group and all counterparties.

Notes to the Consolidated Financial Statements

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. Loans and receivables comprise loans issued and trade and other receivables.

Cash and cash equivalents comprise cash balances, call deposits and highly liquid investments with maturities of three months or less from the acquisition date that are subject to insignificant risk of changes in their fair value.

(d)	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Dividends

Dividends are recognized as a liability in the period in which they are declared.

(e)	Property and equipment

(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within ’Operating costs and expenses (exclusive of depreciation and amortization)’ in profit or loss.

(ii)	Subsequent costs

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Depreciation commences the month following the date of acquisition.

Notes to the Consolidated Financial Statements

The estimated useful lives for the current and comparative periods are as follows:

• core systems equipment	2 years

• office equipment	2 years

• furniture and fixtures	2-3 years

• leasehold improvements	3-5 years

• other property and equipment	1-3 years

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(f)	Intangible assets

(i)	Goodwill

Goodwill that arises on the acquisition of subsidiaries is included in intangible assets. For measurement of goodwill at initial recognition, see note 7.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

(ii)	Intangible assets assumed in business combination

Identifiable intangible assets assumed in a business combination are initially recognized at fair value and subsequently measured at initially recognized amount less accumulated amortization and accumulated impairment losses. Such assets include, but are not limited to: brand name “hh.ru” (registered on March 11, 2011 with certificate No431008), CV database, and non-contractual customer relationships.

(iii)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The capitalised expenditures include direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in the profit or loss as incurred.

Capitalised development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

In accordance with the policies above, the Group has capitalised expenditures related to development of the Group’s website software.

(iv)	Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.

Notes to the Consolidated Financial Statements

(v)	Subsequent expenditures

Subsequent expenditures are capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in the profit or loss as incurred.

(vi)	Amortization

Amortization is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use since this most closely reflects the expected pattern of consumption of future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

• CV database	10 years

• non-contractual customer relationships	5-10 years

• domain names	10 years

• patents and trademarks	10 years

• development costs	3 years

• corporate and office software	2-3 years

Amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(g)	Impairment

(i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available- for-sale financial asset recognized previously in other comprehensive income, and presented in equity, is transferred to profit or loss.

Notes to the Consolidated Financial Statements

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

Impairment losses for trade receivables included within trade and other receivables whose recovery is considered doubtful but not remote are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account relating to that receivable are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of cash-generating units that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be

Notes to the Consolidated Financial Statements

required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Revenue

We earn revenue primarily from granting access to our CV database and displaying job advertisements on our web site. The payment terms for most contracts require a full prepayment. Unearned revenues are reported in the consolidated statement of financial position as contract liabilities.

Revenue is measured at the fair value of the consideration received or receivable. Revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the end of the reporting period, provided that the amount of revenue can be measured reliably, and that it is probable that the economic benefits associated with the transaction will flow to the Group.

CV database access. We grant access to our CV database on a subscription basis for a period of time ranging from one day to twelve months. Revenue is recognized on a straight-line basis over the period of subscription.

Job postings. Customers purchase a certain number of job postings and use them to post job advertisements on our web site when needed. Revenue from each job posting is recognized over the period of display of an advertisement on our web site on a straight-line basis.

Bundled subscriptions. We grant access to our CV database and allow customers to display job advertisements capped by a contractually stated limit (starting September 2015) on our web site on a subscription basis for the period of time ranging from one day to twelve months. Revenue attributable to these components is recognized collectively on a straight-line basis over the term of the bundled subscription arrangement because the services are generally performed concurrently through an indeterminate number of acts and the estimated incremental cost of providing the services is insignificant such that our cost-plus-margin is not impacted if the cap on display job advertisements is substantive for certain customers.

Other value-added services (“VAS”). Revenue from other VAS primarily consists of display and context advertising, branded employer pages, online assessment, online education, eventing, as well as premium services for job seekers. Revenue from other value-added services is recognized when the services are rendered. In particular, revenue from cost-per-click advertising is recognized based on the number of impressions or clicks that have occurred over the reporting period, and revenue from time-based advertising is recognized on a straight-line basis over the period of display of a banner on our web site.

(j)	Employee benefits

Employee benefits include short-term employee benefits, social taxes, and share-based payments, and are disclosed in ‘Personnel expenses’ in the note 10.

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or other type of remuneration if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Notes to the Consolidated Financial Statements

(ii)	Social taxes and State pension fund

Social taxes represent the Group’s payments to the State owned defined contribution plan under which an entity pays fixed contributions to the State and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to Russia’s State pension fund, are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iii)	Share-based payments

Equity-settled awards

The cost of equity-settled awards is based on the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in note 21.

The related cost is recognised in ‘Personnel expenses’ (see note 10), together with a corresponding increase in equity (share premium), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled awards at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognised between the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

Cash-settled awards

A liability is recognised for the fair value of cash-settled awards. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in ‘Personnel expenses’ (see note 10). The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined using an appropriate valuation model.

(k)	Other expenses

(i)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

(l)	Finance income and costs

Finance income comprises interest income on funds invested on deposit accounts and loans given, and gains on the disposal of available-for-sale financial assets. Interest income is recognized as it accrues in profit or loss.

Finance costs comprise interest expense on loans received, and other expenses related to financial activities.

Interest paid is classified as operating activity in the consolidated statements of cash flows.

Notes to the Consolidated Financial Statements

Foreign currency exchange gains and losses are reported on a net basis.

(m)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(n)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results (see note 6) are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(o)	Earnings per share

Net income (loss) per ordinary share for all periods presented has been determined in accordance with IAS 33 “Earnings per Share”, by dividing income (loss) available to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period. Subsequent to December 31, 2017, the Company has subdivided 100,000 shares into 50,000,000 shares, as disclosed in notes 20(a) and 29. In accordance with IAS 33.64, the Group has retrospectively applied the change in the number of ordinary shares to its measurement of earnings per share for the Successor periods. Earnings per share of all Predecessor periods have not been adjusted because they relate to periods before the Acquisition.

(p)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the liability for cash-settled awards (see note 4(j)(iii)) which is measured at fair value on each reporting date.

5.	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Notes to the Consolidated Financial Statements

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the notes:

•	Note 7 “Business combination” and note 14 “Intangible assets and goodwill” – measurement and useful lives of intangible assets identified; goodwill impairment;

•	Note 9 “Revenue” – recognition and measurement of revenue;

•	Note 27 “Contingencies” – provisions for income tax and tax contingencies.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

6.	Operating segments

(a)	Basis for segmentation

The chief operating decision-maker (CODM) of the Group is Chief Executive Officer (CEO). The CODM reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The Group’s operating segments are based on geography of the Group’s operations. Our operating segments are “Russia”, “Belarus”, “Kazakhstan”, “Estonia, Latvia and Lithuania” (of which we divested in March 2017, see note 19) and other countries. As each segment other than Russia individually comprises less than 10% of revenue, for reporting purposes we combine all segments other than Russia into “Other segments” category.

(b)	Information about reportable segments

The CODM does not distinguish between Predecessor and Successor periods when assessing year on year performance.

Notes to the Consolidated Financial Statements

The CODM assesses the performance of the operating segments based on a measure of Segment Revenue and Segment Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) (non-IFRS measure). Information related to each reportable segment is set out below.

The Group does not report total assets or total liabilities based on its operating segments.

Goodwill is allocated to reportable segments as described in note 14. Intangible assets other than goodwill are allocated primarily to “Russia” operating segment.

(in thousands of Russian Roubles)

	For the year ended December 31, 2015
	Russia	Other segments	Total segments	Unallocated	Eliminations	Total
External revenue	2,693,247	410,381	3,103,628	—	—	3,103,628
Inter-segment revenue	199	11,671	11,870	—	(11,870)	—
External expenses	(1,283,216)	(251,538)	(1,534,754)	(8,611)	—	(1,543,365)
Inter-segment expenses	(10,470)	(1,611)	(12,081)	—	12,081	—

Segment EBITDA	1,399,760	168,903	1,568,663	(8,611)	211	1,560,263

	For the year ended December 31, 2016
	Russia	Other segments	Total segments	Unallocated	Eliminations	Total
External revenue	3,276,318	463,278	3,739,596	—	—	3,739,596
Inter-segment revenue	319	10,439	10,758	—	(10,758)	—
External expenses	(1,722,406)	(298,976)	(2,021,382)	(14,389)	—	(2,035,771)
Inter-segment expenses	(10,750)	(659)	(11,409)	—	11,409	—

Segment EBITDA	1,543,481	174,082	1,717,563	(14,389)	651	1,703,825

	For the year ended December 31, 2017
	Russia	Other segments	Total segments	Unallocated	Eliminations	Total
External revenue	4,360,106	374,060	4,734,166	—	—	4,734,166
Inter-segment revenue	336	13,514	13,850	—	(13,850)	—
External expenses	(2,344,578)	(195,104)	(2,539,682)	(26,253)	—	(2,565,935)
Inter-segment expenses	(12,291)	(1,542)	(13,833)	—	13,833	—

Segment EBITDA	2,003,573	190,928	2,194,501	(26,253)	(17)	2,168,231

Notes to the Consolidated Financial Statements

(c)	Reconciliation of information on reportable segments to IFRS measures

Reconciliation of Segment EBITDA to consolidated profit before income tax of the Group is presented below:

(in thousands of Russian Roubles)

	For the year ended December 31,
	2015	2016	2017
Consolidated profit before income tax	1,669,595		1,284,932
for the period from January 1 to February 23, 2016		192,168
for the period from February 24 to December 31, 2016		342,132
Adjusted for:
Depreciation and amortization	88,657	468,464	560,961
Gain on disposal of subsidiary	—	—	(439,115)
Net finance (income)/costs	(197,989)	622,989	538,812
IPO-related costs	—	—	122,907
Transaction costs related to Acquisition	—	57,311	—
Management incentive agreement (note 21)	—	17,147	74,851
Transaction costs related to disposal of subsidiary	—	2,610	17,244
Restructuring costs	—	1,004	7,639

Segment EBITDA (as presented to the CODM)	1,560,263	1,703,825	2,168,231

Reconciliation of Segment External expenses to consolidated operating costs and expenses (exclusive of depreciation and amortization) of the Group is presented below:

(in thousands of Russian Roubles)

	For the year ended December 31,
	2015	2016	2017
Consolidated operating costs and expenses (exclusive of depreciation and amortization)	1,543,365		2,788,576
for the period from January 1 to February 23, 2016		265,959
for the period from February 24 to December 31, 2016		1,847,885
Adjusted for:
IPO-related costs	—	—	(122,907)
Transaction costs related to Acquisition	—	(57,311)	—
Management incentive agreement (note 21)	—	(17,147)	(74,851)
Transaction costs related to disposal of subsidiary	—	(2,610)	(17,244)
Restructuring costs	—	(1,004)	(7,639)

Segment External expenses (as presented to the CODM)	1,543,365	2,035,771	2,565,935

Notes to the Consolidated Financial Statements

(d)	Geographical information

The geographical information below analyses the Group’s revenue by country of domicile of a customer, including the Group’s principal country of operations and in all foreign countries.

(in thousands of Russian Roubles)

	For the year ended December 31,
	2015	2016	2017
Russia	2,669,786	3,247,455	4,326,221
All foreign countries
Kazakhstan	113,666	91,760	124,002
Belarus	96,128	109,231	157,603
Baltic countries	170,415	228,751	54,160
Other countries	53,633	62,399	72,180

	3,103,628	3,739,596	4,734,166

(e)	Major customers

In all reporting periods no customer represented more than 10% of the Group’s total revenue.

7.	Business combination

On February 24, 2016, the Company acquired (“Acquisition”) from Mail.Ru Group Limited (LSE: MAIL) the 100% ownership interest in HeadHunter for a cash consideration of RUB 10,129,072 thousand funded by an issue of ordinary shares to existing shareholders (see note 20) and shareholders’ bridge loans (see note 22(b)) that were subsequently refinanced by a bank loan facility (see note 22(a)).

The Group incurred acquisition-related costs of RUB 57,311 thousand relating to external legal fees and due diligence costs. These costs were included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income (loss) and comprehensive income (loss) for the Successor period ended December 31, 2016.

The Group settled the consideration in installments, incurring an interest expense of RUB 88,603 thousand which was included in ‘Finance costs’ in the consolidated statement of profit or loss and other comprehensive income for the Successor period ended December 31, 2016.

Management engaged independent experts to assist the Company in its determination of the fair values of the assets acquired. The following table summarizes the allocations of the consideration paid to the assets acquired and liabilities assumed.

Notes to the Consolidated Financial Statements

(in thousands of Russian Roubles)

Net assets
Cash acquired	295,472
Other investments	171,334
Indemnification asset	108,423
Property and equipment	39,520
Prepaid expenses	34,631
Loans issued	26,947
Deferred tax assets	28,204
Trade and other receivables	8,574
Other current assets	4,709
Deferred tax liabilities	(989,351)
Contract liabilities	(1,006,093)
Trade and other payables	(284,118)
Income tax payable	(81,213)
Non-controlling interest acquired	(21,943)

Total net liabilities excluding intangible assets	(1,664,904)

Identifiable intangible assets
Trademarks and domains	1,634,306
Non-contractual customer relationships	2,064,035
CV database	618,601
Website software	111,340
Other intangible assets	16,218

Total identifiable intangible assets	4,444,500

Goodwill	7,349,476

Allocated purchase price	10,129,072
Less cash acquired	(295,472)

Net cash outflow on acquisition	9,833,600

Goodwill allocated to “Russia” operating segment was RUB 6,607,362 thousand, to “Kazakhstan” operating segment – RUB 221,803 thousand, “Belarus” operating segment – RUB 220,825 thousand, and “Estonia, Latvia and Lithuania” operating segment – RUB 299,486 thousand. Goodwill mainly represents the potential of HeadHunter to further improve its leadership position in online recruitment markets in these segments. Goodwill is not expected to be deductible for income tax purposes.

The deferred tax liability assumed of RUB 989,351 thousand consists primarily of deferred tax on identified intangible assets.

The indemnification asset in the amount of RUB 108,423 thousand represents an indemnity given by Mail.Ru Group Limited against additional tax amounts of RUB 108,423 thousand which were recorded as deferred tax liabilities and may be due in relation to amounts distributed from Russia to Cyprus prior to the Acquisition. Subsequent to the Acquisition, both the indemnification asset and the underlying deferred tax liabilities were remeasured to RUB 325,269 thousand to reflect the increased tax rate applicable to the post-Acquisition structure of the Group. The indemnity expired on August 24, 2017. As a result, a charge in the amount of RUB 325,269 thousand was recognized within income taxes in our consolidated statement of income or loss for the year ended December 31, 2017 (see Note 12(a)).

Notes to the Consolidated Financial Statements

If the acquisition of Headhunter had occurred on January 1, 2016, the unaudited pro forma consolidated revenue of the Group for the year ended December 31, 2016 would have been RUB 3,739,596 thousand and the unaudited pro forma consolidated profit before income tax would have been RUB 324,538 thousand.

Measurement of fair values

The valuation techniques used for measuring the fair value of material assets acquired were as follows.

Assets acquired	Valuation technique
Trademark and domain names	Relief-from-royalty method: The relief-from-royalty method considers the discounted estimated royalty payments that are expected to be avoided as a result of the patents or trademarks being owned.

Non-contractual customer relationships

Multi-period excess earnings method: The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.

CV Database	Cost method: This approach seeks to determine how much an asset would cost to replace.

The Group exercised significant judgments in the accounting for the business combination. The most significant judgments related to the determination of fair values of intangible assets and their estimated useful lives as well as fair values of contract liabilities, income tax provisions and related indemnification asset. In determining of the fair values of the intangible assets management made assumptions on the timing and the amounts of the Group’s future cash flows, applicable growth rates and discount factors, and comparable royalty rates for similar businesses. In determining fair values of income tax provisions, deferred tax liabilities and indemnification asset management made assumptions in relation to base amounts and applicable rates of taxation.

8.	Earnings/(loss) per share

Basic earnings/(loss) per share are calculated by dividing net income/(loss) attributable to the owners of the Company for the Successor period and HeadHunter for the Predecessor period by the weighted average number of ordinary shares of the Company or HeadHunter outstanding over the period.

Diluted earnings/(loss) per share are calculated by dividing the net income/(loss) attributable to the owners of the Company by the weighted average number of ordinary shares outstanding over the period plus number of ordinary shares that would be issued if all existing convertible instruments, if any, were converted. The Company does not have convertible instruments in any reporting periods.

Notes to the Consolidated Financial Statements

(in thousands of Russian Roubles, except number of shares and per share amounts)

	Predecessor		Successor
	For the year ended December 31, 2015	For the period from January 1 to February 23, 2016	For the period from February 24 to December 31, 2016	For the year ended December 31, 2017
Net income/(loss) attributable to owners of the Company	1,226,193	127,215	(86,370)	401,491
Weighted average number of ordinary shares outstanding (note 20)	1,000	1,000	50,000,000	50,000,000
Earnings/(loss) per share (in Russian Roubles per share)
Basic	1,226,193	127,215	(1.73)	8.03
Diluted	1,226,193	127,215	(1.73)	8.03

9.	Revenue

(in thousands of Russian Roubles)

	Predecessor		Successor
	For the year ended December 31, 2015	For the period from January 1 to February 23, 2016	For the period from February 24 to December 31, 2016	For the year ended December 31, 2017
Bundled Subscriptions	1,255,124	174,525	1,154,829	1,554,247
Job Postings	851,526	127,848	1,074,186	1,639,490
CV Database Access	639,369	88,498	698,077	1,083,924
Other VAS	357,609	62,033	359,600	456,505

Total revenue	3,103,628	452,904	3,286,692	4,734,166

The revenue arising from exchanges of services with customers included in the table above amounted to RUB 47,257 thousand for the Successor year ended December 31, 2017, RUB 41,953 thousand for the Successor period from February 24 to December 31, 2016, RUB 4,920 thousand for the Predecessor period from January 1 to February 23, 2016 and RUB 35,173 thousand for the Predecessor year ended December 31, 2015.

Notes to the Consolidated Financial Statements

10.	Operating costs and expenses (exclusive of depreciation and amortization)

(in thousands of Russian Roubles)

	Predecessor		Successor
	For the year ended December 31, 2015	For the period from January 1 to February 23, 2016	For the period from February 24 to December 31, 2016	For the year ended December 31, 2017
Personnel expenses	(989,603)	(175,490)	(1,074,353)	(1,505,950)
Marketing expenses	(222,243)	(29,901)	(393,920)	(693,246)
Subcontractor and other costs related to provision of services	(84,531)	(21,966)	(73,441)	(117,746)
Office rent and maintenance	(158,187)	(22,308)	(145,680)	(190,104)
Professional services	(36,305)	(9,632)	(102,061)	(205,905)
Hosting and other web-site maintenance	(17,313)	(3,040)	(19,245)	(24,686)
Other operating expenses	(35,183)	(3,622)	(39,185)	(50,939)

Operating costs and expenses (exclusive of depreciation and amortization)	(1,543,365)	(265,959)	(1,847,885)	(2,788,576)

Contributions to state pension funds recognised within ‘Personnel expenses’ amounted to RUB 172,028 thousand for the Successor year ended December 31, 2017, RUB 121,345 thousand for the Successor period from February 24 to December 31, 2016, RUB 18,492 thousand for the Predecessor period from January 1 to February 23, 2016 – RUB 18,492 thousand, RUB 111,646 thousand for the Predecessor year ended December 31, 2015.

11.	Finance income and costs

(a)	Finance income

(in thousands of Russian Roubles)

	Predecessor		Successor
	For the year ended December 31, 2015	For the period from January 1 to February 23, 2016	For the period from February 24 to December 31, 2016	For the year ended December 31, 2017
Interest on loans to related parties	62,747	273	6,472	10,912
Interest on term deposits	60,649	3,724	17,792	60,012
Other finance income	547	249	—	—

Total finance income	123,943	4,246	24,264	70,924

Notes to the Consolidated Financial Statements

(b)	Finance costs

(in thousands of Russian Roubles)

	Predecessor		Successor
	For the year ended December 31, 2015	For the period from January 1 to February 23, 2016	For the period from February 24 to December 31, 2016	For the year ended December 31, 2017
Interest accrued on bank loan obtained to finance the Acquisition (notes 22(a), 7)	—	—	(349,959)	(706,036)
Interest accrued on shareholders’ loans obtained to finance the Acquisition (notes 22(b), 7)	—	—	(193,746)	—
Interest paid on the Acquisition purchase consideration (note 7)	—	—	(88,603)	—
Other expense related to borrowings	—	—	(3,000)	—

Total finance costs	—	—	(635,308)	(706,036)

12.	Income taxes

(a)	Amounts recognized in profit or loss

As the Group generates most of its revenues and profits from operations in Russia, the Group’s applicable tax rate is the Russian corporate income tax rate of 20%.

(in thousands of Russian Roubles)

	Predecessor		Successor
	For the year ended December 31, 2015	For the period from January 1 to February 23, 2016	For the period from February 24 to December 31, 2016	For the year ended December 31, 2017
Current tax expense:
Current year	(332,302)	(54,061)	(324,196)	(507,454)
Adjustment to prior periods	—	(2,807)	(9,218)	—

Total current tax expense	(332,302)	(56,868)	(333,414)	(507,454)
Deferred tax expense:
Origination and reversal of temporary differences	(61,515)	(2,308)	(281,206)	11,895

Total deferred tax expense	(61,515)	(2,308)	(281,206)	11,895

Remeasurement/(derecognition) of indemnification asset (note 7)	—	—	216,846	(325,269)

Total income tax expense	(393,817)	(59,176)	(397,774)	(820,828)

Notes to the Consolidated Financial Statements

(b)	Reconciliation of effective tax rate

(in thousands of Russian Roubles)

	Predecessor		Successor
	For the year ended December 31, 2015	For the period from January 1 to February 23, 2016	For the period from February 24 to December 31, 2016	For the year ended December 31, 2017
Profit before income tax	1,669,595	192,168	342,132	1,284,932
Income tax at 20% tax rate	(333,919)	(38,434)	(68,426)	(256,986)

Effect of tax rates in foreign jurisdictions	6,900	1,922	12,122	5,070
Withholding tax on intra-group dividend and unremitted earnings	(66,724)	(12,563)	(368,551)	(105,771)
Remeasurement/(derecognition) of indemnification asset (note 7)	—	—	216,846	(325,269)
Non-taxable gain from sale of subsidiary (note 19)	—	—	—	87,823
Tax accruals due to tax audits	—	(2,807)	(9,218)	—
Non-deductible interest expense related to intra-group loans	(2,280)	(5,402)	(87,909)	(48,079)
Unrecognized deferred tax asset on bank loan interest expense (note 22(c))	—	—	(69,992)	(141,207)
Other net non-taxable income and non-deductible expense	2,206	(1,893)	(22,646)	(36,409)

Total income tax expense	(393,817)	(59,176)	(397,774)	(820,828)

Notes to the Consolidated Financial Statements

(c)	Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

(in thousands of Russian roubles)

	December 31, 2016	December 31, 2017
Deferred tax assets:
Property and equipment	1,301	960
Intangible assets	2,826	—
Provisions	4,647	6,091
Employee benefits	1,038	8,020
Contract liabilities	38,118	51,234
Trade and other payables	10,988	5,453

Total deferred tax assets	58,918	71,758

Deferred tax liabilities:
Intangible assets	(26,113)	(21,047)
Intangible assets identified on Acquisition (note 7)	(763,069)	(679,119)
Trade and other receivables	(3,224)	—
Deferred tax on unremitted earnings	(484,008)	(579,502)

Total deferred tax liabilities	(1,276,413)	(1,279,668)

Net deferred tax liability	(1,217,496)	(1,207,910)

As at December 31, 2017, the Group recognised a deferred tax liability of RUB 579,502 thousand (as at December 31, 2016: RUB 484,008 thousand) for temporary differences of RUB 3,863,345 thousand (as at December 31, 2016: RUB 3,226,720 thousand) related to investments in subsidiaries, which the Group expects to reverse in the foreseeable future through a profit distribution from its Russian operating subsidiary. Applicable tax rate is 15%.

As at December 31, 2017, the Group has deferred tax liability of RUB 94,511 thousand (as at December 31, 2016: nil) for temporary differences of RUB 630,075 thousand (as at December 31, 2016: nil) related to investments in subsidiaries, which has not been recognised because the Group management is satisfied that they will not reverse in the foreseeable future.

Unrecognized deferred tax assets as at December 31, 2017 were RUB 211,199 thousand (as at December 31, 2016 – RUB 69,992 thousand). They relate to interest expense on the bank loan obtained by the Group in May 2016 to finance the Acquisition (see note 22(a)). The deductible temporary differences do not expire under current tax legislation.

Notes to the Consolidated Financial Statements

(d)	Movement in deferred tax balances

Predecessor:

(in thousands of Russian Roubles)

	January 1, 2016	Recognized in profit or loss	Effect of movement in exchange rates	February 23, 2016
Property and equipment	1,869	159	—	2,028
Intangible assets	(19,394)	(131)	(2)	(19,527)
Provisions	3,206	1,219	20	4,445
Employee benefits	252	9,475	(33)	9,694
Deferred revenue	23,514	5,118	(146)	28,486
Trade and other payables	5,063	(5,869)	(147)	(953)
Deferred tax on unremitted earnings	(113,025)	(12,279)	—	(125,304)

Net deferred tax liability	(98,515)	(2,308)	(308)	(101,131)

Successor:

(in thousands of Russian Roubles)

	February 24, 2016	Acquired in business combination	Recognized in profit or loss	Effect of movement in exchange rates	December 31, 2016
Property and equipment	—	2,028	(760)	33	1,301
Intangible assets	—	(882,915)	70,764	25,795	(786,356)
Provisions	—	4,445	219	(17)	4,647
Employee benefits	—	9,694	(8,948)	292	1,038
Contract liabilities	—	28,486	10,525	(893)	38,118
Trade and other payables	—	2,419	5,698	(353)	7,764
Deferred tax on unremitted earnings	—	(125,304)	(358,704)	—	(484,008)

Net deferred tax liability	—	(961,147)	(281,206)	24,857	(1,217,496)

	January 1, 2017	Recognized in profit or loss	Effect of movement in exchange rates	Classified as held for sale	December 31, 2017
Property and equipment	1,301	(341)	—	—	960
Intangible assets	(786,356)	86,191	(1)	—	(700,166)
Provisions	4,647	1,409	(8)	43	6,091
Employee benefits	1,038	7,025	(40)	(3)	8,020
Contract liabilities	38,118	14,231	(150)	(965)	51,234
Trade and other payables	7,764	(1,126)	(103)	(1,082)	5,453
Deferred tax on unremitted earnings	(484,008)	(95,494)	—	—	(579,502)

Net deferred tax liability	(1,217,496)	11,895	(302)	(2,007)	(1,207,910)

Notes to the Consolidated Financial Statements

13.	Property and equipment

Predecessor:

(in thousands of Russian Roubles)

	Servers and computers	Office equipment, furniture and other	Leasehold improvements	Total
Cost
Balance at January 1, 2015	35,292	108,609	449	144,350
Additions	7,382	11,378	8,994	27,754
Disposals	(1,351)	(12,901)	(132)	(14,384)
Foreign currency translation difference	42	(627)	12	(573)

Balance at December 31, 2015	41,365	106,459	9,323	157,147

Depreciation
Balance at January 1, 2015	29,357	85,435	24	114,816
Depreciation for the year	3,839	11,573	391	15,803
Disposals	(2,482)	(12,620)	(7)	(15,109)
Foreign currency translation difference	5	(357)	1	(351)

Balance at December 31, 2015	30,719	84,031	409	115,159

Net book value

At December 31, 2015	10,646	22,428	8,914	41,988

	Servers and computers	Office equipment, furniture and other	Leasehold improvements	Total
Cost
Balance at January 1, 2016	41,365	106,459	9,323	157,147
Additions	1,106	522	—	1,628
Disposals	—	(549)	—	(549)
Foreign currency translation difference	(127)	(124)	(73)	(324)

Balance at February 23, 2016	42,344	106,308	9,250	157,902

Depreciation
Balance at January 1, 2016	30,719	84,031	409	115,159
Depreciation for the period	894	2,261	338	3,493
Disposals	—	(146)	—	(146)
Foreign currency translation difference	1	(122)	(3)	(124)

Balance at February 23, 2016	31,614	86,024	744	118,382

Net book value

At February 23, 2016	10,730	20,284	8,506	39,520

Notes to the Consolidated Financial Statements

Successor:

(in thousands of Russian Roubles)

	Servers and computers	Office equipment, furniture and other	Leasehold improvements	Total
Cost
Balance at February 24, 2016	—	—	—	—
Acquisitions through business combinations	10,730	20,284	8,506	39,520
Additions	9,623	24,920	6,575	41,118
Disposals	(1,461)	(3,326)	—	(4,787)
Assets classified as held for sale	(41)	(697)	—	(738)
Foreign currency translation difference	(49)	(1,935)	(34)	(2,018)

Balance at December 31, 2016	18,802	39,246	15,047	73,095

Depreciation
Balance at February 24, 2016	—	—	—	—
Depreciation for the period	6,148	16,974	13	23,135
Disposals	(1,461)	(3,326)	—	(4,787)
Assets classified as held for sale	(34)	(80)	—	(114)
Foreign currency translation difference	(11)	(1,443)	(5)	(1,459)

Balance at December 31, 2016	4,642	12,125	8	16,775

Net book value

At December 31, 2016	14,160	27,121	15,039	56,320

	Servers and computers	Office equipment, furniture and other	Leasehold improvements	Total
Cost
Balance at January 1, 2017	18,802	39,246	15,047	73,095
Additions	23,827	30,769	10,531	65,127
Disposals	(77)	(8,684)	—	(8,761)
Assets classified as held for sale	—	(1,766)	—	(1,766)
Foreign currency translation difference	(3)	(578)	(16)	(597)

Balance at December 31, 2017	42,549	58,987	25,562	127,098

Depreciation
Balance at January 1, 2017	4,642	12,125	8	16,775
Depreciation for the year	13,332	24,890	6,165	44,387
Disposals	(77)	(8,684)	—	(8,761)
Assets classified as held for sale	—	(1,583)	—	(1,583)
Foreign currency translation difference	(3)	(429)	(3)	(435)

Balance at December 31, 2017	17,894	26,319	6,170	50,383

Net book value

At December 31, 2017	24,655	32,668	19,392	76,715

Notes to the Consolidated Financial Statements

14.	Intangible assets and goodwill

Predecessor:

(in thousands of Russian Roubles)

	Goodwill	Domain names	Website software	Patents and copy- rights	Other software, licenses and other	Total
Cost
Balance at January 1, 2015	295,716	257	241,711	1,615	33,791	573,090
Additions arising from internal development	—	—	57,376	—	—	57,376
Other additions	—	34,413	6,037	8,475	14,315	63,240
Disposals	—	—	(29,036)	(2,045)	(13,902)	(44,983)
Foreign currency translation difference	48,152	(77)	84	(21)	(161)	47,977

Balance at December 31, 2015	343,868	34,593	276,172	8,024	34,043	696,700

Amortization
Balance at January 1, 2015	—	203	137,552	1,320	14,469	153,544
Amortization for the year	—	1,794	56,992	455	13,612	72,853
Disposals	—	—	(27,099)	(44)	(13,856)	(40,999)
Foreign currency translation difference	—	(72)	—	(6)	(26)	(104)

Balance at December 31, 2015		1,925	167,445	1,725	14,199	185,294

Net book value

At December 31, 2015	343,868	32,668	108,727	6,299	19,844	511,406

	Goodwill	Domain names	Website software	Patents and copy- rights	Other software, licenses and other	Total
Cost
Balance at January 1, 2016	343,868	34,593	276,172	8,024	34,043	696,700
Additions	—	—	1,334	462	8,984	10,780
Disposals	—	—	(824)	(486)	—	(1,310)
Foreign currency translation difference	26,119	—	27	(10)	(36)	26,100

Balance at February 23, 2016	369,987	34,593	276,709	7,990	42,991	732,270

Amortization
Balance at January 1, 2016	—	1,925	167,445	1,725	14,199	185,294
Amortization for the period	—	453	2,474	122	2,201	5,250
Disposals	—	—	(654)	—	—	(654)
Foreign currency translation difference	—	—	—	(4)	(33)	(37)

Balance at February 23, 2016		2,378	169,265	1,843	16,367	189,853

Net book value

At February 23, 2016	369,987	32,215	107,444	6,147	26,624	542,417

Goodwill as at December 31, 2015 of RUB 343,868 thousand is attributable to the acquisition of CV Keskus OU in 2008.

Notes to the Consolidated Financial Statements

Successor:

(in thousands of Russian Roubles)

	Goodwill	CV database	Non-contractual customer relationships	Trademarks and domains	Website software	Patents and copyrights	Other software, licenses and other	Total
Cost
Balance at February 24, 2016	—	—	—	—	—	—	—	—
Acquisitions through business combinations (note 7)	7,349,476	618,601	2,064,035	1,634,306	111,340	453	15,765	11,793,976
Additions arising from internal development	—	—	—	—	67,171	—	—	67,171
Other additions	—	—	—	—	8,360	865	14,819	24,044
Disposals	—	—	—	—	(5,569)	(226)	—	(5,795)
Assets classified as held for sale	(222,587)	(19,185)	(16,373)	(86,505)	(531)	—	—	(345,181)
Foreign currency translation difference	(143,511)	(5,153)	(3,902)	(27,952)	(13,866)	(60)	(329)	(194,773)

Balance at December 31, 2016	6,983,378	594,263	2,043,760	1,519,849	166,905	1,032	30,255	11,339,442

Amortization
Balance at February 24, 2016	—	—	—	—	—	—	—	—
Amortization for the period	—	51,550	173,692	136,192	60,043	415	14,693	436,585
Disposals	—	—	—	—	(4,724)	(207)	—	(4,931)
Assets classified as held for sale	—	(2,028)	(3,379)	(9,538)	(531)	—	—	(15,476)
Foreign currency translation difference	—	—	—	—	(13,794)	(38)	(248)	(14,080)

Balance at December 31, 2016	—	49,522	170,313	126,654	40,994	170	14,445	402,098

Net book value

At December 31, 2016	6,983,378	544,741	1,873,447	1,393,195	125,911	862	15,810	10,937,344

Notes to the Consolidated Financial Statements

Successor:

(in thousands of Russian Roubles)

	Goodwill	CV database	Non-contractual customer relation-ships	Trade-marks and domains	Website software	Patents and copyrights	Other software, licenses and other	Total
Cost
Balance at January 1, 2017	6,983,378	594,263	2,043,760	1,519,849	166,905	1,032	30,255	11,339,442
Additions arising from internal development	—	—	—	—	47,248	—	—	47,248
Other additions	—	—	—	—	3,456	2,107	54,618	60,181
Disposals	—	—	—	—	(371)	—	—	(371)
Assets classified as held for sale	—	—	—	—	—	(112)	—	(112)
Foreign currency translation difference	(20,009)	—	—	—	(7)	(14)	(109)	(20,139)

Balance at December 31, 2017	6,963,369	594,263	2,043,760	1,519,849	217,231	3,013	84,764	11,426,249

Amortization
Balance at January 1, 2017	—	49,522	170,313	126,654	40,994	170	14,445	402,098
Amortization for the year	—	59,426	204,376	151,985	67,481	1,085	32,221	516,574
Disposals	—	—	—	—	—	—	—	—
Assets classified as held for sale	—	—	—	—	—	(53)	—	(53)
Foreign currency translation difference	—	—	—	—	(7)	(7)	(68)	(82)

Balance at December 31, 2017	—	108,948	374,689	278,639	108,468	1,195	46,598	918,537

Net book value

At December 31, 2017	6,963,369	485,315	1,669,071	1,241,210	108,763	1,818	38,166	10,507,712

Notes to the Consolidated Financial Statements

(a)	Impairment test

Goodwill recognized as at December 31, 2017 is attributable to the Acquisition (see note 7).

Carrying amount of goodwill allocated to each of the CGUs:

(in thousands of Russian Roubles)

	December 31, 2016	December 31, 2017
“Russia” operating segment	6,607,362	6,607,362
“Kazakhstan” operating segment	184,638	176,046
“Belarus” operating segment	191,378	179,961

Total goodwill	6,983,378	6,963,369

At December 31, 2017 management estimated the recoverable amount of the Group’s cash-generating units (“CGU”). The recoverable amount of the CGU represented its value in use, determined by reference to discounted future cash flows generated from the continuing use of the CGU. The key assumptions used in the estimation of the CGU’s recoverable amount represented management’s assessment of future trends in the Group’s business and were based on the relevant external and internal historical data. Cash flows were projected based on past experience, actual operating results and the Group’s five-year business plan and based on the following key assumptions: revenue growth rates, EBITDA margin, discount rate, and terminal value growth rate. At December 31, 2017 the estimated recoverable amounts of all CGUs exceeded their carrying amounts.

(i)	Discount rate and terminal value growth rate

The pre-tax discount rates applied to the cash flow projections are 22.2% for “Russia” operating segment, 22.8% for “Kazakhstan” operating segment and 28.9% for “Belarus” operating segment, and the annual growth rate for the free cash flows after 2022 is 4%. The discount rate applied is based on the risk-free rate for a 20-year government bonds in the US, country risk premiums, currency adjustments based on either bonds spreads or fisher formulae and adjusted for a risk premium to reflect both the increased risk of investing in equities and the systemic risk of the specific operating segment. A long-term growth rate into perpetuity has been determined based on the nominal GDP rates for the country in which the CGU operates.

(ii)	Revenue growth rates and EBITDA margin

Revenue growth rates and EBITDA margin were projected taking into account the levels experienced over the past years and the estimated sales volume and price growth for the next five years.

(iii)	Sensitivity to changes in assumptions

Management estimated that a decrease in revenues by 10%, or 15 percentage points decrease in EBITDA margin, or an increase in the discount rate by 5 percentage points would not result in impairment of goodwill and still a significant headroom of the recoverable amount over the carrying amount would remain.

Notes to the Consolidated Financial Statements

15.	Trade and other receivables

(in thousands of Russian Roubles)

	December 31, 2016	December 31, 2017
Trade receivables	73,048	25,264
Taxes receivable	949	325
Other receivables	1,814	6,219

Total trade and other receivables	75,811	31,808

The Group has recognised bad debt provisions of RUB 5,238 thousand and RUB 5,698 thousand as at December 31, 2016 and 2017, respectively.

16.	Cash and cash equivalents

(in thousands of Russian Roubles)

	December 31, 2016	December 31, 2017
Petty cash	405	645
Bank balances	124,016	256,000
Call deposits	200,291	1,159,363

Total cash and cash equivalents	324,712	1,416,008

Call deposits represent callable deposits with original maturities of three months or less. The Group’s exposure to interest rate risk and credit risk and a sensitivity analysis for financial assets and liabilities are disclosed in note 24.

17.	Short-term investments

As of December 31, 2016 short-term investments represent cash deposits and debt securities issued by Alfa-Bank with maturities of more than three but less than twelve months. These investments have been acquired for short-term liquidity management objectives.

Notes to the Consolidated Financial Statements

18.	Assets and liabilities held for sale

In September 2017 the Group has made a decision to sell its subsidiary HeadHunter LLC (Ukraine), through which the Group has conducted operations in its “Ukraine” operating segment. As of December 31, 2017 the assets and liabilities related to HeadHunter LLC (Ukraine) were classified as assets and liabilities held for sale:

Assets classified as held for sale

(in thousands of Russian Roubles)

December 31, 2017
Property and equipment	183
Intangible assets	59
Deferred tax assets	2,007
Trade and other receivables	3,755
Cash	10,801

Total	16,805

Liabilities classified as held for sale

(in thousands of Russian Roubles)

December 31, 2017
Trade and other payables	18,873

Total	18,873

For the year ended December 31, 2017 HeadHunter LLC (Ukraine) has contributed RUB 39,395 thousand to the Group’s revenue and RUB 1,384 thousand to the Group’s net income.

For the year ended December 31, 2017 HeadHunter LLC (Ukraine) has generated net cash of RUB 2,963 thousand from operating activities, net cash from investing activities of RUB 4,067 thousand, and used net cash of RUB 653 thousand in financing activities.

At December 31, 2016 the Group’s assets and liabilities classified as held for sale related to the subsidiary CV Keskus OU:

Assets classified as held for sale

(in thousands of Russian Roubles)

December 31, 2016
Property and equipment	624
Goodwill	222,587
Intangible assets	107,118
Trade and other receivables	8,504
Cash	17,390

Total	356,223

Notes to the Consolidated Financial Statements

Liabilities classified as held for sale

(in thousands of Russian Roubles)

December 31, 2016
Deferred tax liabilities	22,167
Trade and other payables	58,958
Provisions	2,634

Total	83,759

For the Successor period from February 24 to December 31, 2016 CV Keskus OU has contributed RUB 196,086 thousand to the Group’s revenue, RUB 61,989 thousand to the Group’s net income, and RUB 76,873 thousand to the foreign currency translation difference in other comprehensive loss. Foreign currency translation reserve at December 31, 2016 attributable to CV Keskus OU was RUB 76,873 thousand.

For the Successor period from February 24 to December 31, 2016 CV Keskus OU has generated net cash of RUB 72,131 thousand from operating activities, used net cash of RUB 603 thousand in investing activities, and used net cash of RUB 85,677 thousand in financing activities.

The Group sold 100% share in CV Keskus OU in March 2017 (see note 19).

19.	Disposal of subsidiary

On March 29, 2017, the Group sold its 100% share in its subsidiary CV Keskus OU, through which the Group has conducted its operations in Estonia, Latvia and Lithuania, to a third party for the consideration of RUB 797,352 thousand.

Management made the decision to sell the subsidiary in December 2016. In the financial statements as at December 31, 2016 the subsidiary’s assets and liabilities were classified as non-current assets and liabilities, respectively, held for sale.

The gain on disposal included in the profit before income tax for the year ended December 31, 2017 amounted to RUB 439,115 thousand.

(a)	Effect of disposal on the financial position of the Group

(in thousands of Russian Roubles)

For the year ended December 31, 2017
Cash received	797,352
Less settlement of loan	(30,658)
Less net assets, including:
Assets held for sale	(358,976)
Liabilities held for sale	115,683

Total net assets	(243,293)
Less currency translation reserve released on disposal	(84,286)

Gain on disposal of subsidiary	439,115

Consideration received, satisfied in cash	797,352
Cash and cash equivalents disposed of	(32,775)

Net cash inflow	764,577

Notes to the Consolidated Financial Statements

(b)	Results from operations of subsidiary disposed

(in thousands of Russian Roubles)

	Predecessor	Successor
	For the period from January 1 to February 23, 2016	For the period from February 24 to December 31, 2016	For the year ended December 31, 2017
Revenue	32,799	196,086	54,191
Operating costs and expenses (exclusive of depreciation and amortization)	(24,428)	(133,290)	(38,307)
Depreciation and amortization	(342)	(917)	—

Operating income	8,209	61,879	15,884
Net finance (costs)/income	(3)	110	(2)

Profit before income tax	8,026	61,989	15,882
Income tax	—	—	—

Net income for the period/year	8,026	61,989	15,882

20.	Capital and reserves

(a)	Share capital

(Number of shares, unless stated otherwise)

	December 31, 2016	December 31, 2017
Number of shares authorized and issued	100,000	100,000
Par value	EUR 1.00	EUR 1.00

Share capital, RUB thousands	8,547	8,547

The Company issued 1,000 ordinary shares on May 28, 2014 in exchange for contribution in cash of RUB 47 thousand that were allocated to Share capital and 99,000 ordinary shares on February 24, 2016 in exchange for contribution in cash of RUB 5,000,000 thousand, of which RUB 8,500 thousand were allocated to Share capital and RUB 4,991,500 thousand to Share premium.

All shares issued are fully paid.

Subsequent to December 31, 2017, the Company has subdivided 100,000 shares of EUR 1.00 each into 50,000,000 shares of EUR 0.002 each, as disclosed in note 29.

(b)	Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of shareholders.

(c)	Share premium

In addition to contribution of RUB 4,991,500 thousand received on February 24, 2016, share premium includes an amount of RUB 91,998 thousand attributable to the management incentive agreement awarded by the shareholders of the Company (see note 21(a)).

Notes to the Consolidated Financial Statements

(d)	Distributions to shareholders

Dividends in the amount of RUB 1,903,699 thousand and RUB 205,000 thousand were declared and settled by the Predecessor in the year ended December 31, 2015 and in the period from January 1, 2016 to February 23, 2016, respectively. No dividends were declared in the period from February 24, 2016 to December 31, 2016. Distributions in the amount of RUB 3,375,197 thousand were made in the year ended December 31, 2017, partly financed with the loan in the amount of RUB 2,000,000 thousand obtained on October 5, 2017 from PJSC ‘VTB Bank’ (see note 22(a)) and partly offset by the outstanding shareholder loans granted over the Successor period from February 24 to December 31, 2016 (see note 28).

The Group subsidiaries in Kazakhstan and Belarus have declared dividends to the Group and to the non-controlling interest. Dividends declared and settled by these entities to minority shareholders amounted to RUB 42,225 thousand in the Predecessor year ended December 31, 2015, RUB 2,359 thousand in the Predecessor period from January 1 to February 23, 2016 and RUB 37,902 thousand in the Successor period from February 24 to December 31, 2016. Dividends declared by these entities to minority shareholders for the Successor year ended December 31, 2017 amounted to RUB 53,029 thousand and were partly settled in the amount of RUB 49,804 thousand during the year period ended December 31, 2017.

(e)	Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

(f)	Equity of parent company

Capital and reserves of the parent company HeadHunter Group PLC as of December 31, 2017 in accordance with local GAAP are presented in the table below.

(in thousands of Russian Roubles)

December 31, 2017
Share capital	8,547
Share premium	4,991,500
Other reserves	(61)
Accumulated deficit	(3,824,412)

Total equity	1,175,574

21.	Management incentive agreement

(a)	Equity-settled awards

In 2016, subsequent to the Acquisition, shareholders of the Group established an incentive program that provides key management of the Group with rights to receive cash payments if a “liquidity event” occurs. “Liquidity event” includes either an Initial Public Offering or Sale (initial or subsequent) of the Company’s shares by shareholders. The amount of payment is conditional on share price at the date of the liquidity event. Participants of the program are not entitled to receive shares of the Company. The Group has no liability to make cash payment to management, therefore the program is classified by the Group as equity-settled in these consolidated financial statements.

Notes to the Consolidated Financial Statements

The following awards were issued in the Successor period from February 24 to December 31, 2016 and the year ended December 31, 2017:

Awards series	Number of units	Grant date	Exercise price (per unit)	Fair value at grant date
			RUB’000	RUB’000
Series 1	831	May 10, 2016	500	160,871
Series 2	20	September 1, 2017	500	20,053
Series 3	15	September 1, 2017	900	11,839
Series 4	12	December 1, 2017	900	9,277

Unit is defined in the management incentive agreement as 0.005% of net proceeds from a “liquidity event”.

The fair value of the awards is estimated at the grant date using the Black Scholes Merton (“BSM”) pricing model, taking into account the terms and conditions on which the awards were granted.

The fair value of awards is calculated based on the expected business enterprise value at the grant date. The key assumptions used in the estimation of the business enterprise value are consistent with the inputs in the impairment test as disclosed in note 14.

The awards vest in instalments over the vesting period, being 50% after 2.5 years in service from the grant date and 10% every 6 months thereafter, resulting in full vesting in 5 years.

The awards vest immediately (“accelerated vesting”) if existing shareholders lose control over the Group as a result of a “liquidity event”. The accelerated vesting is taken into account for calculation of the awards expected life at the grant date.

The weighted average assumptions used in the BSM pricing model for grants made were as follows:

	Awards series
	Series 1	Series 2	Series 3	Series 4
Expected volatility	39%	39%	39%	39%
Expected dividend yield	—	—	—	—
Risk-free interest rate	7.7%	7.7%	7.7%	7.3%
Expected life at grant date (years)	5.66	3.24	3.24	2.99

Expected volatility is calculated based on actual experience of similar entities that have traded equity instruments.

There were no exercised, forfeitured or expired awards during 2017 and 2016. There were no cancellations or modifications to the agreement in 2017 and 2016.

Total employee expenses arising from the management incentive agreement amounted to RUB 17,147 thousand in the Successor period from February 24 to December 31, 2016 and RUB 74,851 thousand for the Successor year ended December 31, 2017, and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income (loss) and comprehensive income (loss).

(b)	Cash-settled awards

In 2017 the Group established a cash-settled management incentive program that provides the right to receive cash payments if an IPO or strategic sale (hereinafter – “the event”) occurs, which the Group assessed as probable within one year after the reporting date. The amount of payment is conditional on share price at the date of the event. The Group has liability to make cash payment, therefore the program is classified by the Group as cash-settled in these consolidated financial statements.

Notes to the Consolidated Financial Statements

The fair value of the award is estimated at the grant date and at the reporting date using the Black Scholes Merton (“BSM”) pricing model, taking into account the terms and conditions on which the award was granted.

The fair value of the award is calculated based on the expected business enterprise value at the grant date and at the reporting date. The key assumptions used in the estimation of the business enterprise value are consistent with the inputs in the impairment test as disclosed in note 14.

The fair values and major inputs used in the measurement of the fair values both at the grant date (which is September 1, 2017 for both awards) and the reporting date are the follows:

	Award 1	Award 2
Fair value (RUB’000)	9,741	10,002
Expected volatility	39%	39%
Expected dividend yield	—	—
Risk-free interest rate	6.9%	6.9%
Expected life at grant date (years)	1.2	2.2

The awards vest in instalments over the vesting period, being 50% at the event (Award 1) and 50% after 12 months from the date of the event (Award 2).

Expenses arising from the cash-settled management incentive agreement amounted to RUB 4,095 thousand for the Successor year ended December 31, 2017 and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income (loss) and comprehensive income (loss). The related liability of RUB 4,095 thousand is presented within ‘Other payables’ (note 23).

22.	Loans and borrowings

Loans and borrowings of the Group are presented in the table below.

(in thousands of Russian Roubles)

	December 31, 2016	December 31, 2017
Long-term loans and borrowings:
Bank loan	4,726,243	6,162,980

Total	4,726,243	6,162,980

Current loans and borrowings:
Bank loan – current portion	178,077	651,732
Bank loan – interest	4,779	22,581

Total	182,856	674,313

(a)	Bank loan

The Group’s loans and borrowings at December 31, 2017 are represented by a RUB 7 billion bank loan which is provided by a major state-owned bank PJSC ‘VTB Bank’. The bank loan amounting to RUB 5 billion was obtained by the Group in May 2016 to finance the Acquisition. On October 5, 2017 the Group entered into a supplemental agreement which increased the amount of the bank loan facility from RUB 5 billion to RUB 7 billion and distributed RUB 2 billion to shareholders (see note 20(d)). On December 29, 2017, the Group entered into another supplemental agreement, which allowed the Company to proceed with the change of corporate name and conversion to a public company, the split of shares, the share premium reduction and other changes (see note 29). Simultaneously, the Group executed the release of the collateral over the shares of the Company.

Notes to the Consolidated Financial Statements

The major terms of the loan are as follows:

•	Interest rate: Central Bank of Russia Key Rate + 2% (before October 5, 2017 - Central Bank of Russia Key Rate + 3.7%)

•	Ultimate maturity: October 2022

•	Principal financial covenants: the ratio of net debt to EBITDA, the ratio of EBITDA to interest expense, the minimum amount of revenue, and the minimum amount of cash sales.

As at December 31, 2017 the Group was compliant with all financial and other covenants per the loan agreement.

The loan is collateralized with shares of Headhunter FSU Limited, Headhunter LLC (Russia) and Zemenik LLC, the above-mentioned entities being key holding and operating entities of the Group.

The loan agreement includes various legal restrictions including change of control provisions, issuance of capital, restructuring, restrictions/consent on limits of shareholder distributions, and sale and purchase of assets.

Carrying amounts of loans and borrowings approximated their fair values at each reporting date.

(b)	Shareholders’ bridge financing

In the Successor period from February 24, 2016 to December 31, 2016 the Group obtained bridge financing of RUB 2,545,500 thousand and USD 35.5 million from the shareholders of the Group. We repaid the shareholder bridge financing in August 2016 in full using the loan obtained by us from the PJSC ‘VTB Bank’ (see note 22(a)). The difference between the ‘shareholder bridge financing received’ of RUB 5,195,421 thousand and the ‘shareholder bridge financing repaid’ of RUB 4,887,647 thousand in our consolidated statement of cash flows for the Successor period from February 24, 2016 to December 31, 2016 represents the foreign exchange difference of RUB 307,774 thousand attributable to the USD-denominated portion of the financing. The interest rate was 20% per annum and the Group incurred interest expense in the amount of RUB 193,746 thousand and included it in the ‘finance costs’ in its consolidated statement of income (loss) and comprehensive income (loss) for the Successor period from February 24, 2016 to December 31, 2016.

(c)	Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

Notes to the Consolidated Financial Statements

(in thousands of Russian Roubles)

	Liability	Equity
	Bank loan (note 22 (a))	Payables to shareholders (note 20 (d))	Dividends payable to non-controlling interest (note 23, 20(d))	Total
Balance at January 1, 2017	4,909,099	—	—	4,909,099
Changes from financing cash flows
Bank loan received	2,000,000	—	—	2,000,000
Bank loan origination fees	(14,412)	—	—	(14,412)
Bank loan repaid	(100,000)	—	—	(100,000)
Distribution to shareholders	—	(3,109,631)	—	(3,109,631)
Dividends paid to non-controlling interest	—	—	(49,804)	(49,804)

Total changes from financing cash flows	1,885,588	(3,109,631)	(49,804)	(1,273,847)

Other changes
Finance costs	706,036	—	—	706,036
Interest paid	(663,430)	—	—	(663,430)
Distributions to shareholders and non-controlling interest	—	3,375,197	53,029	3,428,226
Offset of shareholders’ loans	—	(265,566)	—	(265,566)

Total liability related other changes	42,606	3,109,631	53,029	3,205,266

Balance at December 31, 2017	6,837,293	—	3,225	6,840,518

23.	Trade and other payables

(in thousands of Russian Roubles)

	December 31, 2016	December 31, 2017
Current trade and other payables
Taxes payable	160,167	241,558
Trade payables	86,521	60,524
IPO-related accrued expenses	—	107,889
Payables to employees	92,677	149,455
Dividends payable to non-controlling interest	—	3,225
Other payables	10,912	18,852

Total	350,277	581,503

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 24.

24.	Financial instruments and risk management

The Group’s principal financial instruments are cash and cash equivalents and short-term investments. Other financial assets and liabilities include trade and other receivables, deposits with financial institutions and trade and other payables. Substantially all of the financial assets are neither past due nor impaired.

Notes to the Consolidated Financial Statements

(a)	Capital management policy

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders, return capital to shareholders or issue new shares.

According to the bank loan agreement (see note 22(a)), the Group is required to maintain positive net assets in its subsidiaries on unconsolidated level.

(b)	Credit risk

Credit risk is the risk that a counterparty of the Group fails to meet its obligations. The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

(in thousands of Russian Roubles)

	Carrying amount as at December 31,
	2016	2017
Trade receivables	73,048	25,264
Loans to related parties	253,321	—
Short-term investments	19,901	—
Cash and cash equivalents	324,712	1,416,008

Total	670,982	1,441,272

Trade receivables represent amounts owed by customers to the Group for the services provided. The Group’s customers come from various industries and none of the customers account for more than 10% of the revenues of the Group.

Loans to related parties and short-term investments are disclosed in the notes 28 and 17, respectively.

Cash and cash equivalents and short term investments of the Group are primarily kept with Russian banks JSC ‘ALFA-BANK’ (credit ratings: Moody’s – Ba1, Fitch – BB+, S&P – BB) and PJSC ‘VTB Bank’ (credit ratings: Moody’s – Ba1, S&P – BB+). The Group limits its exposure to credit risk by holding cash and cash equivalents in the banks with high credit-ratings assigned by international credit-rating agencies.

(c)	Currency risk

The Group’s exposure to the risk of changes in foreign exchange rates related primarily to the net assets of the Group’s subsidiaries denominated in a currency that is different from their functional currency. The functional currencies of Group’s companies are primarily the Russian Rouble (RUB), Belarus Rouble (BYN), and Kazakh Tenge (KZT). As of December 31, 2017 net assets denominated in foreign currency mainly relate to trade and other payables arising from USD denominated IPO-related costs (see note 23 – Trade and other payables). As of December 31, 2016 substantially all net assets denominated in foreign currency relate to intra-group loans.

Notes to the Consolidated Financial Statements

The Group’s exposure to foreign currency risk was as follows:

(in thousands of Russian Roubles)

	December 31, 2016			December 31, 2017
	USD- denominated	EUR- denominated	KZT- denominated	USD- denominated	EUR- denominated	KZT- denominated
Cash and cash equivalents	8,087	—	—	64,375	—	—
Trade and other payables	(11,986)	—	—	(101,678)	—	—
Net assets /(liabilities) related to intra-group loans	—	37,253	(27,810)	—	—	—

Net exposure	(3,899)	37,253	(27,810)	(37,303)	—	—

Sensitivity analysis

The Group estimates that an appreciation of USD relative to the RUB by 10% would result in RUB 390 thousand and RUB 3,730 thousand loss before tax and decrease of equity as at December 31, 2016 and as at December 31, 2017, respectively.

The Group has no exposure to the EUR as at December 31, 2017. An appreciation of the Euro relative to the RUB by 10% would have resulted in RUB 3,725 thousand profit before tax as of December 31, 2016.

The Group has no exposure to the Kazakhstan Tenge (“KZT”) as at December 31, 2017. An appreciation of KZT relative to the RUB by 10% would have resulted in RUB 2,781 thousand loss before tax for the year ended December 31, 2016.

The Group limits its exposure to currency risk by denominating substantial monetary assets and liabilities in currencies that match the cash flows generated by the underlying operations of the Group. In respect of monetary assets and liabilities denominated in foreign currencies, the Group’s policy is to ensure that its net exposure is kept to an acceptable level.

(d)	Interest rate risk

Changes in interest rates impact primarily loans and borrowings by changing their future cash flows (see note 22 (a)). Management does not have a formal policy of determining how much of the Group’s exposure should be to fixed or variable rates. However, at the time of raising new loans or borrowings management uses its judgment to decide whether it believes that a fixed or variable rate would be more favourable to the Group over the expected period until maturity.

The Group is exposed to interest risk primarily on its loan from PJSC “VTB bank”, which bears interest rate equal to Central Bank of Russia Key Rate + 2% (before October 5, 2017 – Central Bank of Russia Key Rate + 3.7%) as described in Note 22. A reasonably possible increase of Central Bank of Russia Key Rate by 2 percentage points in 2017 would have decreased net income and equity by RUB 108,274 thousand for the year ended December 31, 2017.

(e)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.. Liabilities of the Group exposed to liquidity risk are mainly consisting of bank and shareholder loans payable and trade and other payables repayable in the period less than one year (see notes 22 and 23).

Notes to the Consolidated Financial Statements

The Group manages liquidity risk by constantly reviewing forecasted cash flows to ensure that the Group has sufficient liquidity to maintain necessary capital expenditures and service the Group’s debt without incurring temporary cash shortfalls.

As at December 31, 2017 the Group’s current liabilities exceeded current assets by RUB 1,253,059 thousand. The Group’s current liabilities were mainly represented by contract liabilities of RUB 1,465,837 thousand. Due to the nature of the Group’s business, a substantial portion of customers pay upfront for subscriptions, thus contract liabilities arise. The Group expects that contract liabilities will continue to be significant and thus negative working capital will be maintained in the future periods. Management considers such structure of the working capital acceptable to the Group’s business model.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments and exclude the impact of netting agreements.

(in thousands of Russian Roubles)

At December 31, 2016

		Contractual cash flows
	Carrying amount	Total	Less than 2 mths	2-12 mths	1-2 yrs	2-5 yrs
Non-derivative financial liabilities
Bank loan	4,909,099	7,411,382	—	881,547	1,223,638	5,306,197
Trade and other payables	190,110	190,110	190,110	—	—	—

	5,099,209	7,601,492	190,110	881,547	1,223,638	5,306,197

At December 31, 2017

		Contractual cash flows
	Carrying amount	Total	Less than 2 mths	2-12 mths	1-2 yrs	2-5 yrs
Non-derivative financial liabilities
Bank loan	6,837,293	8,872,295	100,000	1,236,187	1,544,807	5,991,301
Trade and other payables	336,720	336,720	336,720	—	—	—

Total:	7,174,013	9,209,015	436,720	1,236,187	1,544,807	5,991,301

It is not expected that the cash outflows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

Notes to the Consolidated Financial Statements

25.	Significant subsidiaries

	Country of incorporation	December 31, 2015	December 31, 2016	December 31, 2017
Headhunter LLC	Russia	100%	100%	100%
Zemenik LLC[1]	Russia	—	100%	100%
Headhunter FSU Limited	Cyprus	100%	100%	100%
Headhunter KZ LLC	Kazakhstan	66%	66%	66%
100 Rabot TUT LLC[2]	Belarus	50%	50%	50%
Headhunter LLC	Ukraine	51%	51%	51%
CV Keskus OU3	Estonia	100%	100%	—

[1]	Established in 2016.
[2]	The Group includes the operations of 100 Rabot TUT LLC in its consolidated financial statements because it has the power to direct the operations of the subsidiary at its own discretion and for its own benefit through the representation of the majority of the Board members by the directors of the Company.
[3]	Disposed of in March 2017 (see note 19).

26.	Operating leases

The Group rents the office space under operating leases. The leases typically run for an initial period of one year and are renewed subsequently. Lease payments are set mainly in RUB.

Total lease expense recognized in profit or loss were the following:

(in thousands of Russian Roubles)

	Predecessor	Successor
	For the period from January 1 to February 23, 2016	For the period from February 24 to December 31, 2016	For the year ended December 31, 2017
Lease payments	(11,487)	(61,675)	(77,083)

There are no significant future minimum lease payments under non-cancellable operating lease obligations.

27.	Contingencies

(a)	Insurance

The insurance industry in the Russian Federation is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its business interruption or third party liability in respect of damage relating to Group operations. Until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group’s operations and financial position.

(b)	Taxation contingencies

The taxation system in the Russian Federation continues to evolve and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities.

Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year generally remains open for review by the tax

Notes to the Consolidated Financial Statements

authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open longer. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive and substance-based position in their interpretation and enforcement of tax legislation.

These circumstances may create tax risks in the Russian Federation that are substantially more significant than in other countries. Management believes that it has provided adequately for tax liabilities based on its interpretations of applicable Russian tax legislation, official pronouncements and court decisions. However, the interpretations of the tax authorities and courts, especially due to recent reform of the supreme courts that are resolving tax disputes, could differ and the effect on these consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

In addition, a number of new laws introducing changes to the Russian tax legislation have been recently adopted. In particular, starting from January 1, 2015 changes aimed at regulating tax consequences of transactions with foreign companies and their activities were introduced, such as concept of beneficial ownership of income, taxation of controlled foreign companies, tax residency rules, etc. These changes may potentially impact the Group’s tax position and create additional tax risks going forward. This legislation and practice of its application is still evolving and the impact of legislative changes should be considered based on the actual circumstances.

All these circumstances may create tax risks in the Russian Federation that are substantially more significant than in other countries. Management believes that it has provided adequately for tax liabilities based on its interpretations of applicable Russian tax legislation, official pronouncements and court decisions. However, the interpretations of the tax authorities and courts, especially due to reform of the supreme courts that are resolving tax disputes, could differ and the effect on these consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

Tax liabilities of the Group companies are determined based on the underlying assumption that they are the tax residents of the respective country of domicile and management’s treatment of their beneficiary status. It is possible that the Group’s approach could be challenged in certain areas. Also, in accordance with late court practice and recent changes to the Russian tax legislation on unjustified tax benefits there is a risk that tax authorities may successfully challenge the legal form of certain transactions of the Group and apply tax treatment based on the perceived economic substance.

Management estimated tax contingencies of approximately RUB 550 million as at December 31, 2017 connected with development of the above mentioned practices and interpretations (as at December 31, 2016: RUB 600 million).

28.	Related parties

The Group is controlled by immediate parent HIGHWORLD INVESTMENTS LTD and ultimate parent ELBRUS CAPITAL FUND II, L.P., that is exposed to and has rights to variable returns from the Group and has the ability to affect those returns through its power over the Group.

(a)	Transactions with Key management

Key management comprises the Chief Executive Officer, Chief Marketing Officer, Chief Financial Officer, Chief Corporate Development Officer, Business Development Director, and Small and Medium Accounts Director, who make all key decisions regarding running the business.

Notes to the Consolidated Financial Statements

Key management received the following remuneration during reporting periods, which is included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in profit or loss:

(in thousands of Russian Roubles)

	Predecessor		Successor
	For the year ended December 31, 2015	Period from January 1 to February 23, 2016	Period from February 24 to December 31, 2016	For the year ended December 31, 2017
Salary and bonus	55,774	10,530	60,838	80,627
Pension contributions	6,173	1,143	6,606	10,583
Other social contributions	3,117	580	3,349	4,950
Management incentive agreement	—	—	13,412	61,207

Total remuneration	65,064	12,253	84,205	157,367

(b)	Transactions with other related parties

The Group’s other related party transactions include those related to the provision or receipt of services to or from fellow subsidiaries, as well as financing transactions with shareholders and minority shareholders.

Notes to the Consolidated Financial Statements

The Group’s related party transactions are disclosed below.

Predecessor:

(in thousands of Russian Roubles)

	Loans granted to related parties		Loans received from related parties		Services provided to and received from related parties
	Amounts owed by related parties	Interest income	Amounts owed to related parties	Interest expense	Services provided to related parties	Amounts owed by related parties	Services received from related parties	Amounts owed to related parties
For the year ended and as of December 31, 2015
Shareholders of the Group	—	53,386	—	—	—	—	—	—
Minority shareholders	26,726	782	—	—	—	—	—	—
Fellow subsidiaries	—	8,579	—	—	1,898	1,888	33,066	2,907

	26,726	62,747	—	—	1,898	1,888	33,066	2,907

For and as of the end of the period from January 1 to February 23, 2016
Shareholders of the Group	—	—	—	—	—	—	—	—
Minority shareholders	26,949	273	—	—	—	—	—	—
Fellow subsidiaries	—	—	—	—	—	—	4,908	3,028

	26,949	273	—	—	—	—	4,908	3,028

Notes to the Consolidated Financial Statements

Successor:

(in thousands of Russian Roubles)

	Loans granted to related parties			Loans received from related parties			Services provided to and received from related parties
	Amounts owed by related parties		Interest income	Amounts owed by related parties	Interest expense		Services provided to related parties	Amounts owed by related parties	Services received from related parties	Amounts owed to related parties
For and as of the end of the period from February 24 to December 31, 2016
Shareholders of the Group	243,053	[1]	5,895	—	193,746	[2]	—	—	—	—
Minority shareholders	10,268		577	—	—		469	372	—	—

	253,321		6,472	—	193,746		469	372	—	—

For the year ended and as of December 31, 2017
Shareholders of the Group	—		10,733	—	—		—	—	—	—
Fellow subsidiaries	—		—	—	—		3,313	—	—	1,461
Minority shareholders	—		179	—	—		—	—	—	—

	—		10,912	—	—		3,313	—	—	1,461

[1]	Currency – RUB, interest rate 8.225%, matures in 2017.
[2]	Relates to bridge financing provided by Shareholders of the Group for the Acquisition (see note 22(b)).

Notes to the Consolidated Financial Statements

29.	Subsequent events

In January 2018 the Group acquired from Pronto Media Holding LLC intangible assets related to online recruiting website job.ru: CV database, trademarks, domain name, and non-contractual customer relationships, for cash consideration of RUB 40,000 thousand, excluding VAT. Management assessed that this transaction is not a business combination.

On January 29, 2018 District Court of Nicosia (Cyprus) has issued a court order ratifying the reduction of the share premium of the Company by RUB 3,422,874 thousand. On February 16, 2018, the Registrar of Companies of Cyprus has registered the reduction of the Group’s share premium by RUB 3,422,874 thousand based on the shareholders resolution and the court order. This transaction has been recorded as a part of equity in the consolidated statement of changes in equity for the year ended December 31, 2017.

On March 1, 2018 the Registrar of Companies of Cyprus registered the subdivision of the existing Company’s share capital of 100,000 ordinary shares of EUR 1.00 each into 50,000,000 ordinary shares of EUR 0.002 each. No adjustments have been made to the consolidated financial statements of the Group in regard to subdivision of the Company’s existing share capital except that the calculation of basic and diluted earnings/(loss) per share shown on the face of consolidated statements of income/(loss) and comprehensive income/(loss) gives effect to the subdivision by dividing net income/(loss) for year by the weighted number of shares outstanding as is one-for-500 subdivision of shares had been in effect throughout all Successor periods presented.

On March 1, 2018 the Registrar of Companies of Cyprus registered the conversion of the Company into a public company, including but not limited to the change of name of the Company from Zemenik Trading Limited to HeadHunter Group PLC and registration of new Articles of Association.

30.	Application of new standards and interpretations

30.1	Amendments to IFRSs affecting amounts reported in the financial statements

In the current year, the following new and revised Standards and Interpretations have been adopted and have affected the amounts reported in these consolidated financial statements.

(a)	Disclosure Initiative (Amendments to IAS 7)

The Group has applied these amendments for the first time in the current year. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. To satisfy the new disclosure requirements, the Group prepares a reconciliation between the opening and closing balances for liabilities with changes arising from financing activities (see note 22(c)).

(b)	Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12)

The Group has applied these amendments for the first time in the current year. The amendments clarify how an entity should evaluate whether there will be sufficient future taxable profits against which it can utilise a deductible temporary difference.

The application of these amendments has had no impact on the Group’s consolidated financial statements as the Group already assesses the sufficiency of future taxable profits in a way that is consistent with these amendments.

(c)	Annual Improvements to IFRSs – 2014-2016 Cycle (Amendments to IFRS 12)

The Group has applied the amendments to IFRS 12 included in the Annual Improvements to IFRSs 2014-2016 Cycle for the first time in the current year. The other amendments included in this package are not yet

Notes to the Consolidated Financial Statements

mandatorily effective and they have not been early adopted by the Group (see the list of new and revised IFRSs in issue but not yet effective below).

The application of these amendments has had no effect on the Group’s consolidated financial statements.

30.2	New standards and interpretations not yet effective

A number of new Standards, amendments to Standards and Interpretations are effective for annual periods beginning on or after January 1, 2018 and have not been applied in preparing these consolidated financial statements. Of these pronouncements, potentially the following will have an impact on the Group’s operations. The Group plans to adopt these pronouncements when they become effective.

(a)	IFRS 9 Financial Instruments

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9 Financial Instruments. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 Financial Instruments: Recognition and Measurement with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 introduces new impairment model, under which the expected credit loss are required to be recognized as compared to the existing incurred credit loss model of IAS 39.

The standard maintains most of the requirements in IAS 39 regarding the classification and measurement of financial liabilities. However, with the new requirements, if an entity chooses to measure a financial liability at fair value, the amount of change in its fair value that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, rather than in profit or loss.

The most relevant change to the Group is the requirement to use an expected loss model instead of the incurred loss model which is currently being used when assessing the recoverability of trade and other receivables. The possible impact is to accelerate the timing of impairment loss recognition. The Group estimates that new Standard will not have material impact on the Group’s financial position or performance.

Classification – Financial assets

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

IFRS 9 contains three principal classification categories for financial assets: measured at amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

Based on its assessment, the Group does not believe that the new classification requirements will have a material impact on its accounting for trade receivables.

Impairment – Financial assets and contract assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with a forward-looking ‘expected credit loss’ (ECL) model. This will require considerable judgement about how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis.

The new impairment model will apply to financial assets measured at amortised cost or FVOCI, except for investments in equity instruments, and to contract assets.

Notes to the Consolidated Financial Statements

Under IFRS 9, loss allowances will be measured on either of the following bases:

•	12-month ECLs. These are ECLs that result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs. These are ECLs that result from all possible default events over the expected life of a financial instrument.

Lifetime ECL measurement applies if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition and 12-month ECL measurement applies if it has not. An entity may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date. However, lifetime ECL measurement always applies for trade receivables without a significant financing component.

The following analysis provides further detail about this estimated impact at January 1, 2018.

Trade and other receivables

The estimated ECLs were calculated based on actual credit loss experience over the past three years.

Actual credit loss experience was adjusted by scalar factors to reflect differences between economic conditions during the period over which the historical data was collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The Group estimated that application of IFRS 9’s impairment requirements at January 1, 2018 will not have material impact on the impairment of trade and other receivables.

Cash and cash equivalent

Cash and cash equivalents of the Group are primarily kept with Russian banks JSC ‘ALFA-BANK’ (credit ratings: Moody’s – Ba1, Fitch – BB+, S&P – BB) and PJSC ‘VTB Bank’ (credit ratings: Moody’s – Ba1, S&P – BB+).

The estimated impairment on cash and cash equivalents was calculated based on the 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.

The Group estimated that application of IFRS 9’s impairment requirements at January 1, 2018 will not have material impact on the impairment of cash and cash equivalents.

Classification – Financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

However, under IAS 39 all fair value changes of liabilities designated as at FVTPL are recognised in profit or loss, whereas under IFRS 9 these fair value changes are generally presented as follows:

•	the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and

•	the remaining amount of change in the fair value is presented in profit or loss.

The Group has not designated any financial liabilities at FVTPL and it has no current intention to do so. The Group’s assessment did not indicate any material impact regarding the classification of financial liabilities at January 1, 2018.

Notes to the Consolidated Financial Statements

Disclosures

IFRS 9 will require extensive new disclosures, in particular about credit risk and expected credit losses. The Group’s assessment included an analysis to identify data gaps against current processes and the Group is in the process of implementing the system and controls changes that it believes will be necessary to capture the required data.

Transition

Changes in accounting policies resulting from the adoption of IFRS 9 will generally be applied retrospectively, except as described below.

•	The Group will take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 will generally be recognised in retained earnings and reserves as at January 1, 2018.

•	The following assessments have to be made on the basis of the facts and circumstances that exist at the date of initial application.

•	The determination of the business model within which a financial asset is held.

•	The designation and revocation of previous designations of certain financial assets and financial liabilities as measured at FVTPL.

•	The designation of certain investments in equity instruments not held for trading as at FVOCI.

(e)	IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 “Revenue from contracts with customers”. The new standard provides a framework for the recognition, measurement and disclosure of revenue from contracts with customers and replaces existing standards and guidances on revenue recognition IAS 11, IAS 18, IFRIC 13, IFRIC 15, IFRIC 18, and SIC-31. The new standard is effective January 1, 2018.

IFRS 15 allows two methods of adopting the standard which is full retrospective method and modified retrospective method. The Group will be adopting IFRS 15 using the full retrospective method.

The most significant impact on revenue recognition relates to our accounting for bundled subscriptions that include access to our CV database and allow customers to display job advertisements. Under current IFRS, the revenue attributable to these components is recognized collectively on a straight-line basis over the term of the bundled subscription arrangement because the services are generally performed concurrently through an indeterminate number of acts and the estimated incremental cost of providing the services is insignificant such that our cost-plus-margin is not impacted if the cap on display job advertisements is substantive for certain customers. Under the new standard we have determined that the number of job advertisements displayed, an output method, provides the most faithful depiction of the value of the services transferred to customers for this performance obligation when the cap is substantive. However, as the above revenue recognition change results in a relatively minor shift in the timing of revenue recognition, we have concluded that the impact of IFRS 15 will not be material on our consolidated revenue.

(f)	IFRS 16 Leases

IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

Notes to the Consolidated Financial Statements

The standard is effective for annual periods beginning on or after 1 January 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.

IFRS 16 introduces a single, on-balance lease sheet accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

The Group has completed an initial assessment of the potential impact on its consolidated financial statements but has not yet completed its detailed assessment. The actual impact of applying IFRS 16 on the financial statements in the period of initial application will depend on future economic conditions, including the Group’s borrowing rate at 1 January 2019, the composition of the Group’s lease portfolio at that date, the Group’s latest assessment of whether it will exercise any lease renewal options and the extent to which the Group chooses to use practical expedients and recognition exemptions.

So far, the most significant impact identified is that the Group will recognise new assets and liabilities for its operating leases of office premises. As of December 31, 2017, there are no significant future minimum lease payments under non-cancellable operating lease obligations (see note 26).

In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

(g)	Other amendments

The following new or amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

— Annual Improvements to IFRSs 2014-2016 Cycle – Amendments to IFRS 1 and IAS 28;

— Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2);

— Transfers of Investment Property (Amendments to IAS 40);

— Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28);

— IFRIC 22 Foreign Currency Transactions and Advance Consideration;

— IFRIC 23 Uncertainty over Income Tax Treatments;

— Prepayment Features with Negative Compensation (Amendments to IFRS 9);

— Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28);

— IFRS 17 Insurance Contracts;

— Applying IFRS 9 Financial instruments with IFRS 4 Insurance Contracts (Amendments to IFRS 4).

            American Depositary Shares

Representing              Ordinary Shares

PROSPECTUS

                , 2018

Morgan Stanley	Goldman Sachs & Co. LLC	Credit Suisse	VTB Capital

BofA Merrill Lynch

Through and including                 , 2018 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in the Prospectus

Item 6. Indemnification of directors and officers

Our articles of association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent sales of unregistered securities

During the past three years, we have not sold securities without registering them under the Securities Act.

Item 8. Exhibits

(a) The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement.

3.1*	Articles of Association of the Registrant.

4.1*	Form of Deposit Agreement among the Registrant, as depositary and the holders from time to time of the American Depositary Shares issued thereunder.

4.2*	Form of American Depositary Receipt (included in Exhibit 4.1).

4.3*	Form of Shareholders’ Agreement, dated as of , by and among HeadHunter Group PLC and Highworld Investments Limited and ELQ Investors VIII Limited.

4.4*	Form of Registration Rights Agreement, dated as of , by and among HeadHunter Group PLC and Highworld Investments Limited and ELQ Investors VII Limited.

5.1*	Opinion of Antis Triantafyllides & Sons LLC, counsel to the Registrant, regarding the validity of the ordinary shares.

10.1†	English translation of the Lease Agreement between Kalibr Open Joint-Stock Company and Headhunter LLC, No. 3076 dated March 1, 2013, as amended on January 23, 2015, February 1, 2016 and April 1, 2016.

10.2†	English translation of the Lease Agreement between Kalibr Open Joint-Stock Company and Headhunter LLC, No. 4480 dated September 16, 2015, as amended on April 1, 2016.

10.3†	English translation of the Lease Agreement between Kalibr Open Joint-Stock Company and Headhunter LLC, No. 4735 dated May 4, 2016.

10.4	English translation of the Contract on Providing a Syndicated Loan by and between Zemenik LLC and VTB Bank (PJSC), dated May 16, 2016, as amended on December 14, 2016, June 28, 2017, October 5, 2017 and December 29, 2017 and related security documents (the Credit Facility).

10.5	Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated September 8, 2016, as amended by an additional agreement dated December 12, 2017 (the 2016 Highworld Loan Agreement).

10.6	Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated September 8, 2016, as amended by an additional agreement dated December 12, 2017 (the 2016 ELQ Loan Agreement).

10.7	Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated March 29, 2017, as amended by an additional agreement dated December 12, 2017 (the March Highworld Loan Agreement).

10.8	Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated July 7, 2017, as amended by an additional agreement dated December 12, 2017 (the July ELQ Loan Agreement).

10.9	Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated August 2, 2017, as amended by an additional agreement dated December 12, 2017 (the August Highworld Loan Agreement).

10.10	Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated August 2, 2017, as amended by an additional agreement dated December 12, 2017 (the August ELQ Loan Agreement).

10.11†	Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated October 10, 2017 (the October Highworld Loan Agreement).

10.12†	Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated October 10, 2017 (the October ELQ Loan Agreement).

10.13#*	Form of Board Member Service and Indemnification Agreement.

10.14*	Form of Amended and Restated 2016 Headhunter Unit Option Plan.

10.15*	Form of 2018 Headhunter Unit Option Plan.

21.1†	List of subsidiaries.

23.1*	Consent of JSC “KPMG.”

23.2*	Consent of Antis Triantafyllides & Sons LLC, counsel to the Registrant (included in Exhibit 5.1).

23.3	Consent of J’Son & Partners Consulting LLC.

24.1*	Powers of attorney (included on signature page to the registration statement).

99.1	Consent of Director Nominees.

* # †	To be filed by amendment Indicates management contract or compensatory plan Previously filed.

(b) Financial Statement Schedules

None.

Item 9. Undertakings

The undersigned hereby undertakes:

a.	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

b.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 6 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

c.	The undersigned registrant hereby undertakes that:

1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 97(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement.

3.1*	Articles of Association of the Registrant.

4.1*	Form of Deposit Agreement among the Registrant, as depositary and the holders from time to time of the American Depositary Shares issued thereunder.

4.2*	Form of American Depositary Receipt (included in Exhibit 4.1).

4.3*	Form of Shareholders’ Agreement, dated as of , by and among HeadHunter Group PLC and Highworld Investments Limited and ELQ Investors VIII Limited.

4.4*	Form of Registration Rights Agreement, dated as of , by and among HeadHunter Group PLC and Highworld Investments Limited and ELQ Investors VII Limited.

5.1*	Opinion of Antis Triantafyllides & Sons LLC, counsel to the Registrant, regarding the validity of the ordinary shares.

10.1†	English translation of the Lease Agreement between Kalibr Open Joint-Stock Company and Headhunter LLC, No. 3076 dated March 1, 2013, as amended on January 23, 2015, February 1, 2016 and April 1, 2016.

10.2†	English translation of the Lease Agreement between Kalibr Open Joint-Stock Company and Headhunter LLC, No. 4480 dated September 16, 2015, as amended on April 1, 2016.

10.3†	English translation of the Lease Agreement between Kalibr Open Joint-Stock Company and Headhunter LLC, No. 4735 dated May 4, 2016.

10.4	English translation of the Contract on Providing a Syndicated Loan by and between Zemenik LLC and VTB Bank (PJSC), dated May 16, 2016, as amended on December 14, 2016, June 28, 2017, October 5, 2017 and December 29, 2017 and related security documents (the Credit Facility).

10.5	Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated September 8, 2016, as amended by an additional agreement dated December 12, 2017 (the 2016 Highworld Loan Agreement).

10.6	Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated September 8, 2016, as amended by an additional agreement dated December 12, 2017 (the 2016 ELQ Loan Agreement).

10.7	Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated March 29, 2017, as amended by an additional agreement dated December 12, 2017 (the March Highworld Loan Agreement).

10.8	Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated July 7, 2017, as amended by an additional agreement dated December 12, 2017 (the July ELQ Loan Agreement).

10.9	Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated August 2, 2017, as amended by an additional agreement dated December 12, 2017 (the August Highworld Loan Agreement).

10.10	Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated August 2, 2017, as amended by an additional agreement dated December 12, 2017 (the August ELQ Loan Agreement).

10.11†	Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated October 10, 2017 (the October Highworld Loan Agreement).

10.12†	Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated October 10, 2017 (the October ELQ Loan Agreement).

10.13#*	Form of Board Member Service and Indemnification Agreement.

10.14*	Form of Amended and Restated 2016 Headhunter Unit Option Plan.

10.15*	Form of 2018 Headhunter Unit Option Plan.

21.1†	List of subsidiaries.

23.1*	Consent of JSC “KPMG.”

23.2*	Consent of Antis Triantafyllides & Sons LLC, counsel to the Registrant (included in Exhibit 5.1).

23.3	Consent of J’Son & Partners Consulting LLC.

24.1*	Powers of attorney (included on signature page to the registration statement).

99.1	Consent of Director Nominees.

* # †	To be filed by amendment Indicates management contract or compensatory plan Previously filed.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                 ,     on                     , 2018.

HeadHunter Group PLC

By:
Name: Mikhail Zhukov
Title: Chief Executive Officer

By:
Name: Grigorii Moiseev
Title: Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mikhail Zhukov and Grigorii Moiseev and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                 , 2018 in the capacities indicated:

Name	Title

Mikhail Zhukov	Chief Executive Officer and Member of the Board (principal executive officer)

Grigorii Moiseev	Chief Financial Officer (principal financial officer and principal accounting officer)

Ion Dagtoglou	Member of the Board

Maksim Melnikov	Member of the Board

Martin Cocker	Member of the Board

Morten Heuing	Member of the Board

Oliver Hughes	Member of the Board

Dmitri Krukov	Member of the Board

Terje Seljeseth	Member of the Board

Member of the Board

Signature of Authorized U.S. Representative of Registrant

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of HeadHunter Group PLC has signed this registration statement on                 , 2018.

By:
Name:
Title: